AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996
                                                     REGISTRATION NO. 333-11545
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             GENESIS ENERGY, L.P.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
         DELAWARE                    5171                      76-0513049
     (STATE OR OTHER          (PRIMARY STANDARD             (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION       IDENTIFICATION NO.)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)


                                ---------------
                               ONE ALLEN CENTER
                            500 DALLAS, SUITE 3200
                             HOUSTON, TEXAS 77002
                                (713) 646-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                 JOHN VONBERG
                               ONE ALLEN CENTER
                            500 DALLAS, SUITE 3200
                             HOUSTON, TEXAS 77002
                                (713) 646-1200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  Copies to:
   ANDREWS & KURTH       WAYNE KUBICEK    ROBERT T. MOFFETT    BAKER & BOTTS,
        L.L.P.          GENERAL COUNSEL  VICE PRESIDENT AND        L.L.P.
 4200 TEXAS COMMERCE   BASIS PETROLEUM,    GENERAL COUNSEL    ONE SHELL PLAZA
        TOWER                INC.        HOWELL CORPORATION    910 LOUISIANA
 HOUSTON, TEXAS 77002     500 DALLAS     1111 FANNIN, SUITE    HOUSTON, TEXAS
    (713) 220-4200        SUITE 3200            1500               77002
ATTN: DAVID J. GRAHAM   HOUSTON, TEXAS     HOUSTON, TEXAS      (713) 229-1234
                             77002              77002          ATTN: R. JOEL
                                                                  SWANSON

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
                             NOVEMBER 15, 1996
PROSPECTUS                                                      [LOGO OF
                                                                 GENESIS ENERGY
7,500,000 COMMON UNITS                                           APPEARS HERE]

GENESIS ENERGY, L.P.

REPRESENTING LIMITED PARTNER INTERESTS

The Common Units offered hereby represent limited partner interests in Genesis Energy, L.P., a Delaware limited partnership ("Genesis" or the "Partnership"). The Partnership was recently formed to acquire, own and operate the crude oil gathering, marketing and pipeline related operations (the "Combined Operations") of Basis Petroleum, Inc. ("Basis"), a wholly owned subsidiary of Salomon Inc, and Howell Corporation ("Howell"). Genesis Energy, L.L.C., a recently formed Delaware limited liability company which is owned 54% by Basis and 46% by Howell, will serve as general partner (the "General Partner") of the Partnership and its subsidiary operating partnership (the "Operating Partnership").

The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The Partnership intends, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $0.50 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $2.00 per Common Unit on an annualized basis. The amount of Available Cash from Operating Surplus required to pay the Minimum Quarterly Distribution for four quarters on the Common Units is approximately $15.3 million (approximately $17.6 million if the Underwriters' over-allotment option is exercised in full).

LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PROSPECTIVE PURCHASERS OF COMMON UNITS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BEGINNING ON PAGE 30 UNDER THE CAPTION "RISK FACTORS" IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:

  . THE MINIMUM QUARTERLY DISTRIBUTION IS NOT GUARANTEED. CASH DISTRIBUTIONS
    WILL DEPEND ON FUTURE PARTNERSHIP OPERATING PERFORMANCE, WHICH WILL VARY FROM PERIOD TO PERIOD DUE IN PART TO FACTORS OUTSIDE THE CONTROL OF THE GENERAL PARTNER, AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, OPERATING AND CAPITAL EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE GENERAL PARTNER.

  . HOLDERS OF COMMON UNITS WILL HAVE ONLY LIMITED VOTING RIGHTS, AND THE
    GENERAL PARTNER WILL MANAGE AND CONTROL THE OPERATIONS OF THE PARTNERSHIP.

  . CONFLICTS OF INTEREST MAY ARISE BETWEEN THE GENERAL PARTNER AND ITS
    AFFILIATES, INCLUDING SALOMON INC, ON THE ONE HAND, AND THE PARTNERSHIP
    AND THE UNITHOLDERS, ON THE OTHER. THE GENERAL PARTNER'S AFFILIATES ARE PERMITTED TO COMPETE WITH THE PARTNERSHIP UNDER CERTAIN CIRCUMSTANCES. THE PARTNERSHIP AGREEMENT LIMITS THE LIABILITY AND REDUCES THE FIDUCIARY
    DUTIES OF THE GENERAL PARTNER.
                                                           (continued on page 3)

Prior to this offering (the "Offering"), there has been no public market for the Common Units. It is currently estimated that the initial offering price to public per Common Unit will be between $20.25 and $21.00. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The Common Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the trading symbol "GEL."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                      PRICE TO      UNDERWRITING  PROCEEDS TO
                                      PUBLIC        DISCOUNT      PARTNERSHIP(1)
Per Common Unit...................... $             $             $
Total(2)............................. $             $             $

--------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Partnership estimated to
    be $    .

(2) The Partnership has granted the Underwriters a 30-day option to purchase up to 1,125,000 additional Common Units at the Price to Public, less the Underwriting Discount, exercisable solely to cover over-allotments, if any. To the extent such option is exercised by the Underwriters, the Partnership will use such net proceeds to redeem subordinated limited partner interests in the Operating Partnership from Basis and Howell. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
    Discount and Proceeds to Partnership will be $   , $    and $   ,
    respectively. See "Underwriting."

The Common Units are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates for the Common Units will be made at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company, on or
about       , 1996.

SALOMON BROTHERS INC                                           SMITH BARNEY INC.
DEAN WITTER REYNOLDS INC.
           PAINEWEBBER INCORPORATED
                        PRUDENTIAL SECURITIES INCORPORATED

The date of this Prospectus is      , 1996.

                         [GATEFOLD PAGES OF PROSPECTUS]

        [PHOTO MONTAGE FEATURING INDIVIDUAL PICTURES OF (I) A PARTNERSHIP EMPLOYEE USING A TEST GAUGE AT A CRUDE OIL STORAGE TANK, (II) A PARTNERSHIP TANK FARM, (III) A CLOSE-UP OF A SEGMENT OF ONE OF THE PARTNERSHIP'S PIPELINES, (IV) A PARTNERSHIP TRACTOR TRAILER ADJACENT TO A STORAGE TANK, (V) THE PARTNERSHIP'S
    HEADQUARTERS BUILDING IN HOUSTON, TEXAS, (VI) THE TRADING DESK AT THE PARTNERSHIP'S HEADQUARTERS AND (VII) EMPLOYEES AT COMPUTER MONITORS USING THE
      PARTNERSHIP'S SUPERVISORY CONTROL AND DATA ACQUISITION SYSTEM.]


               [Map of central and southeastern United States]

A map of the central and southeastern United States delineating (i) the Partnership's pipeline operations, including the Texas, Mississippi, Jay, and Main Pass Systems, (ii) additional tied-in pipelines, (iii) injection stations and (iv) shaded areas indicating major crude oil basins.


  [Graphic representing Crude Oil Distribution Chain for Genesis Operations]

Graphic depicting movement of crude oil from producers at the gathering stage via truck, pipeline or barge to a pipeline injection station, through a pipeline, past a terminal/exchange location, and lastly, arrival at a refinery.

(Continued from cover page)

  . IF AT ANY TIME LESS THAN 20% OF THE ISSUED AND OUTSTANDING COMMON UNITS ARE HELD BY PERSONS OTHER THAN THE GENERAL PARTNER AND ITS AFFILIATES, THE GENERAL PARTNER MAY PURCHASE ALL OF THE REMAINING COMMON UNITS AT A PRICE GENERALLY EQUAL TO THE THEN CURRENT MARKET PRICE OF THE COMMON UNITS. AS A RESULT, COMMON UNITS MAY BE PURCHASED BY THE GENERAL PARTNER EVEN WHEN THE HOLDER MAY NOT DESIRE TO SELL THEM OR MAY NOT DESIRE TO SELL THEM AT THE PRICE PAID BY THE GENERAL PARTNER.

  . SALOMON INC'S AGREEMENT TO PROVIDE CREDIT SUPPORT IN CONNECTION WITH THE PURCHASE, SALE OR EXCHANGE OF CRUDE OIL BY THE PARTNERSHIP WILL END DECEMBER 31, 1999 AND WILL BE SUBJECT TO PRESCRIBED LIMITS THAT DECLINE OVER THE THREE-YEAR PERIOD. THE RATE PAID BY THE PARTNERSHIP FOR SUCH CREDIT SUPPORT WILL INCREASE OVER THE THREE-YEAR PERIOD FROM A BELOW-MARKET RATE TO A RATE THAT MAY BE HIGHER THAN RATES PAID TO INDEPENDENT FINANCIAL INSTITUTIONS FOR SIMILAR CREDIT. THERE CAN BE NO ASSURANCE OF THE SUFFICIENCY OF THE CREDIT SUPPORT DURING THE THREE-YEAR PERIOD OR OF THE AVAILABILITY OR THE TERMS OF CREDIT FOLLOWING SUCH PERIOD. UNDER CERTAIN CIRCUMSTANCES, SALOMON INC'S OBLIGATIONS TO PROVIDE CREDIT SUPPORT MAY TERMINATE PRIOR TO THE EXPIRATION OF THE THREE-YEAR PERIOD.

  . THE OBLIGATION OF SALOMON INC TO CONTRIBUTE ADDITIONAL CASH TO THE PARTNERSHIP PURSUANT TO THE DISTRIBUTION SUPPORT AGREEMENT DOES NOT CONSTITUTE A GUARANTEE THAT THE MINIMUM QUARTERLY DISTRIBUTION WILL BE MADE ON THE COMMON UNITS. SALOMON INC'S OBLIGATION WILL TERMINATE ON DECEMBER 31, 2001. SUCH OBLIGATION IS SUBJECT TO EARLY TERMINATION AFTER DECEMBER 31, 1999, IF THE PARTNERSHIP SATISFIES CERTAIN CASH DISTRIBUTION AND EARNINGS TESTS, AND IS SUBJECT TO CERTAIN OTHER LIMITATIONS AND ADJUSTMENTS. THE PARTNERSHIP HAS NO OBLIGATION TO DISTRIBUTE ANY FUNDS PROVIDED BY SALOMON INC. THE COMMON UNITHOLDERS HAVE NO RIGHTS, SEPARATE AND APART FROM THE PARTNERSHIP, TO ENFORCE THE OBLIGATION OF SALOMON INC TO MAKE SUCH CASH CONTRIBUTIONS.

  . THE MINIMUM QUARTERLY DISTRIBUTION AND CERTAIN TARGET DISTRIBUTION LEVELS (ABOVE WHICH THE GENERAL PARTNER IS ENTITLED TO RECEIVE CERTAIN INCENTIVE COMPENSATION PAYMENTS) ARE SUBJECT TO DOWNWARD ADJUSTMENTS IN THE EVENT UNITHOLDERS RECEIVE DISTRIBUTIONS OF AVAILABLE CASH FROM CAPITAL SURPLUS OR LEGISLATION IS ENACTED TO CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION.

  . THE SUBORDINATED LIMITED PARTNER INTERESTS IN THE OPERATING PARTNERSHIP ("SUBORDINATED OLP UNITS") WILL CONVERT INTO COMMON LIMITED PARTNER INTERESTS IN THE OPERATING PARTNERSHIP ("COMMON OLP UNITS") UPON THE EXPIRATION OF THE SUBORDINATION PERIOD. IN ADDITION, UP TO ONE HALF OF THE SUBORDINATED OLP UNITS MAY CONVERT INTO COMMON OLP UNITS PRIOR TO THE END OF THE SUBORDINATION PERIOD IF THE PARTNERSHIP SATISFIES CERTAIN CASH DISTRIBUTION AND EARNINGS TESTS. SUBORDINATED OLP UNITS THAT HAVE CONVERTED INTO COMMON OLP UNITS WILL SHARE EQUALLY IN DISTRIBUTIONS OF AVAILABLE CASH WITH THE COMMON UNITS.

  . PURCHASERS OF THE COMMON UNITS OFFERED HEREBY WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE OF $12.25 PER COMMON UNIT FROM THE INITIAL PUBLIC OFFERING PRICE. BASIS AND HOWELL RECEIVED AN AGGREGATE INTEREST OF 31.82% IN THE PARTNERSHIP IN CONNECTION WITH THE TRANSFER OF ASSETS, WHICH PRIOR TO THE OFFERING HAD A NEGATIVE NET TANGIBLE BOOK VALUE.

  . SUBJECT TO CERTAIN LIMITATIONS, THE PARTNERSHIP MAY ISSUE ADDITIONAL COMMON UNITS AND OTHER INTERESTS IN THE PARTNERSHIP FOR SUCH
     CONSIDERATION AND ON SUCH TERMS AS ARE ESTABLISHED BY THE GENERAL
     PARTNER.

  . THE PARTNERSHIP'S MARGINS IN ITS GATHERING AND PIPELINE OPERATIONS VARY FROM PERIOD TO PERIOD. PROFITABILITY OF THE PARTNERSHIP'S GATHERING OPERATIONS WILL DEPEND TO A LARGE EXTENT ON THE VOLUMES OF CRUDE OIL IT PURCHASES, GATHERS AND MARKETS, WHICH WILL BE AFFECTED BY THE PARTNERSHIP'S ABILITY TO CONTRACT FOR NEW SUPPLIES OF CRUDE OIL TO OFFSET NATURAL DECLINES IN PRODUCTION. THE PARTNERSHIP'S PIPELINE OPERATIONS ARE DEPENDENT ON DEMAND FOR CRUDE OIL BY REFINERIES SUPPLIED BY THE PIPELINES, CRUDE OIL PRODUCTION AND SHIPMENT LEVELS, AND VOLUMES RECEIVED FROM CONNECTING PIPELINES.

  . CERTAIN CRUDE OIL PRICE RISKS AND CERTAIN IMBALANCES BETWEEN CRUDE OIL PURCHASES, ON THE ONE HAND, AND CRUDE OIL SALES AND DELIVERY
     OBLIGATIONS, ON THE OTHER HAND, CANNOT BE HEDGED BY THE PARTNERSHIP.

  . THERE IS SOME UNCERTAINTY ABOUT THE ABILITY OF THE PARTNERSHIP TO AMORTIZE CERTAIN INTANGIBLE ASSETS. IF IT WERE DETERMINED THAT SUCH ASSETS WERE NOT AMORTIZABLE, THE TAXABLE INCOME ALLOCATED TO A UNITHOLDER COULD BE SUBSTANTIALLY INCREASED.

  During the Subordination Period, which will not end prior to December 31, 2001, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution, plus any arrearages in the payment thereof, before any distributions are made on the Subordinated OLP Units retained by Basis and Howell, which will initially represent an aggregate 29.82% limited partner interest in the Partnership. In addition, to further enhance the ability of the Partnership to distribute the Minimum Quarterly Distribution on the Common Units, Salomon Inc has agreed, if necessary, and subject to certain limitations and adjustments, to contribute cash to the Partnership at least through the quarter ending December 31, 1999 up to a maximum amount outstanding at any one time of approximately $15.3 million (approximately $17.6 million if the Underwriters' over-allotment option is exercised in full) in exchange for additional limited partner interests ("APIs").

  The Partnership will furnish or make available to record holders of Units
(i) within 120 days after the close of each fiscal year of the Partnership, an annual report containing audited financial statements and a report thereon by its independent public accountants, and (ii) within 90 days after the close of each fiscal quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON UNITS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..................    5
 Genesis Energy, L.P. ..............    5
 Summary Selected Pro Forma
  Financial and Operating Data......   19
 The Offering.......................   20
 Summary of Tax Considerations......   26
RISK FACTORS........................   30
 Risks Inherent in an Investment in
  the Partnership...................   30
 Conflicts of Interest and Fiduciary
  Responsibilities..................   36
 Risks Inherent in the Partnership's
  Business..........................   39
 Tax Risks..........................   43
THE TRANSACTIONS....................   47
CREDIT SUPPORT FACILITIES...........   47
USE OF PROCEEDS.....................   49
CAPITALIZATION......................   50
DILUTION............................   51
CASH DISTRIBUTION POLICY............   52
 General............................   52
 Quarterly Distributions of
  Available Cash....................   53
 Distributions from Operating
  Surplus during Subordination
  Period............................   54
 Distributions from Operating
  Surplus after Subordination
  Period............................   55
 Redemption and Registration Rights
  Agreement.........................   56
 Incentive Compensation Payments--
  Hypothetical Annualized Yield.....   56
 Distributions from Capital Surplus.   57
 Adjustment of Minimum Quarterly
  Distribution and Target
  Distribution Levels...............   57
 Distributions of Cash Upon
  Liquidation.......................   58
 Cash Available for Distribution....   58
 Distribution Support...............   60
CERTAIN INFORMATION CONCERNING
 SALOMON INC .......................   62
SELECTED PRO FORMA FINANCIAL AND
 OPERATING DATA.....................   64
SELECTED HISTORICAL FINANCIAL AND
 OPERATING DATA.....................   65
MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS......................   67
 General............................   67
 Basis Gathering....................   68
 Howell Crude Operations............   72
 Genesis............................   76
BUSINESS............................   80
 General............................   80
 Strategy...........................   81
 Business Overview..................   81
 Crude Oil Gathering and Marketing
  Operations........................   82
 Common Carrier Crude Oil Pipeline
  Operations........................   86
 Growth Opportunities...............   91
 Competition........................   91
 Title to Properties................   92
 Employees..........................   93
 Historical Operations of Basis and
  Howell............................   93
 Environmental Matters..............   93
 Regulation.........................   95
 Litigation.........................  102
MANAGEMENT..........................  103
 Partnership Management.............  103
 Incentive Compensation Payments to
  General Partner...................  103
 Directors and Executive Officers of
  the General Partner...............  104
 Employment Agreements..............  106
 Executive Compensation.............  107
 Restricted Unit Plan...............  107
 Incentive Plan.....................  108
 Compensation of Directors..........  108
CERTAIN RELATIONSHIPS AND RELATED
 TRANSACTIONS.......................  108
 Salomon Inc and Basis..............  109
 Howell.............................  111
 Marketing of Crude Oil.............  111
CONFLICTS OF INTEREST AND FIDUCIARY
 RESPONSIBILITIES...................  112
 Conflicts of Interest..............  112
 Fiduciary and Other Duties.........  115
DESCRIPTION OF THE COMMON UNITS.....  116
 The Common Units...................  117
 Transfer Agent and Registrar.......  117
 Transfer of Common Units...........  117
THE PARTNERSHIP AGREEMENT...........  119
 Purpose............................  119
 Power of Attorney..................  119
 Capital Contributions..............  119
 Indemnification....................  120
 Limited Liability..................  120
 Issuance of Additional Securities..  121
 Amendment of Partnership Agreement.  122
 Merger, Sale or Other Disposition
  of Assets.........................  124
 Termination and Dissolution........  124
 Liquidation and Distribution of
  Proceeds..........................  124
 Withdrawal or Removal of the
  General Partner...................  125
 Transfer of General Partner
  Interests and the Incentive
  Compensation Payments.............  126
 Limited Call Right.................  126
 Meetings; Voting...................  127
 Status as Limited Partner or
  Assignee..........................  127
 Non-citizen Assignees; Redemption..  128
 Books and Reports..................  128
 Right to Inspect Partnership Books
  and Records.......................  129
UNITS ELIGIBLE FOR FUTURE SALE......  130
TAX CONSIDERATIONS..................  131
 Legal Opinions and Advice..........  131
 Tax Rates and Changes in Federal
  Income Tax Laws...................  132
 Partnership Status.................  132
 Limited Partner Status.............  134
 Tax Consequences of Unit Ownership.  135
 Tax Treatment of Operations........  138
 Disposition of Common Units........  143
 Uniformity of Units................  145
 Tax-Exempt Organizations and
  Certain Other Investors...........  146
 Administrative Matters.............  147
 State, Local and Other Tax
  Considerations....................  150
INVESTMENT IN THE PARTNERSHIP BY
 EMPLOYEE BENEFIT PLANS.............  151
UNDERWRITING........................  152
VALIDITY OF THE COMMON UNITS........  154
EXPERTS.............................  154
AVAILABLE INFORMATION...............  155
INDEX TO FINANCIAL STATEMENTS.......  F-1
 Appendix A--Form of Amended and
  Restated Agreement of Limited
  Partnership of Genesis Energy,
  L.P. .............................  A-1
 Appendix B--Form of Amended and
  Restated Agreement of Limited
  Partnership of Genesis Crude Oil,
  L.P. .............................  B-1
 Appendix C--Form of Application for
  Transfer of Common Units..........  C-1
 Appendix D--Glossary of Terms......  D-1
 Appendix E--Pro Forma Cash Available
  for Distribution..................  E-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus. Unless otherwise specified, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Except as the context otherwise requires, references to, or descriptions of, the assets, business and operations of Genesis include the crude oil gathering and marketing assets, business and operations of Basis ("Basis Gathering") and the crude oil gathering, marketing and pipeline assets, business and operations of Howell and its subsidiaries ("Howell Crude Operations") as conducted by Basis and Howell and its subsidiaries, respectively, prior to the closing of the Offering, and to be conducted by the Partnership and the Operating Partnership following the closing of the Offering.

  The transactions related to the formation of Genesis and Genesis' acquisition of the Combined Operations are referred to in this Prospectus as the "Transactions." Unless otherwise specified, references to the Partnership in this Prospectus include the Operating Partnership and references to percentage ownership in the Partnership reflect the approximate effective ownership interest of the Unitholders and the General Partner in the Partnership and the Operating Partnership on a combined basis. Holders of the Common Units and the Common OLP Units are collectively referred to herein as "Common Unitholders" and holders of Subordinated OLP Units are referred to as "Subordinated Unitholders." The Subordinated Unitholders and the Common Unitholders are collectively referred to herein as "Unitholders." The Common Units, the Common OLP Units and the Subordinated OLP Units are collectively referred to herein as the "Units." Unless otherwise specified, references to Howell in this Prospectus include Howell Corporation and its subsidiaries. A glossary of certain terms used in this Prospectus is included as Appendix D to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the Glossary.

                              GENESIS ENERGY, L.P.

GENERAL

  Genesis is a Delaware limited partnership recently formed to acquire, own and operate the crude oil gathering and marketing operations of Basis and the crude oil gathering, marketing and pipeline operations of Howell. Upon completion of the Transactions, the Partnership will be one of the largest independent gatherers and marketers of crude oil in North America. Genesis' operations are concentrated in Texas, Louisiana, Alabama, Florida, Mississippi, New Mexico, Kansas and Oklahoma. In its gathering and marketing business, Genesis is principally engaged in the purchase and aggregation of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities for resale at various points along the crude oil distribution chain, which extends from the wellhead to aggregation and terminal stations, refineries and other end markets (the "Distribution Chain"). The Partnership's gathering and marketing margins are generated by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil along the Distribution Chain and marketing the crude oil to refineries or other customers at favorable prices. In addition to its gathering and marketing business, Genesis' operations include transportation of crude oil for itself and for others at regulated published tariffs on its four common carrier pipeline systems. On a pro forma basis, in 1995 the gathering and marketing operations contributed approximately 65% of the Partnership's total gross margin and the pipeline operations contributed the remaining 35%.

  Genesis currently purchases approximately 116,000 barrels per day ("bpd") of crude oil at the wellhead from approximately 7,100 leases ("lease gathering"). Genesis utilizes its trucking fleet of approximately 100 tractor-trailers and its gathering lines to transport crude oil purchased at the wellhead to pipeline injection points, terminals and refineries for sale to its customers. It also transports purchased crude oil on trucks, barges and pipelines owned and operated by third parties. In addition, as part of its gathering and marketing business, Genesis makes purchases of crude oil in bulk at pipeline and terminal facilities for resale to refineries or other customers. When opportunities arise to increase margin or to acquire a grade of crude oil that more nearly matches the specifications for crude oil the Partnership is obligated to deliver, Genesis exchanges crude oil with third parties through exchange or buy/sell agreements.

  Genesis' three principal common carrier crude oil pipeline systems and related gathering lines consist of a 553-mile system in Texas (the "Texas System"), a 117-mile system extending between Florida and Alabama (the "Jay System"), and a 281-mile system extending between Mississippi and Louisiana (the "Mississippi System"). Additionally, the Partnership owns a 5.5-mile interstate crude oil pipeline in the Gulf of Mexico serving Main Pass Block 64 ("Main Pass System"). These pipelines transported an average of approximately 87,700 bpd in the first nine months of 1996. Additionally, Genesis owns approximately 2.2 million barrels of associated storage capacity, of which approximately 1.0 million barrels will be available at the closing of the Offering.

  The Partnership's margins from its gathering and marketing operations are generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of aggregation and transportation. Generally, as Genesis purchases crude oil, it simultaneously establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the New York Mercantile Exchange ("NYMEX"). The Partnership's margins from its pipeline operations are generated by the difference between the regulated published tariff and the fixed and variable cost of operating the pipeline.

  Gross margins from gathering, marketing and pipeline operations vary from period to period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in U.S. crude oil inventory levels. In general, gathering and marketing gross margin increases when crude oil inventories decline, resulting in crude oil for prompt (generally the next month) delivery being priced at an increased premium over crude oil for future delivery. During periods of low crude oil inventories, however, pipeline margins in the Partnership's operating areas generally decrease because there is less crude oil available for shipment and storage in Genesis' pipeline systems as large supplies of crude oil are directed to markets located away from the U.S. Gulf Coast. Conversely, when crude oil inventories are high, gathering and marketing margins narrow, but crude oil shipment and storage opportunities result in increased pipeline margins as crude oil is not directed away from the U.S. Gulf Coast. Accordingly, the aggregate gross margins from pipeline operations generally tend to be countercyclical to those from gathering and marketing. The General Partner believes that the countercyclical nature of the two businesses will tend to have a stabilizing effect on Genesis' cash flows from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

  Genesis believes that its competitive strengths include (i) its position as one of the largest independent crude oil gathering and marketing companies in the United States, (ii) the geographic concentration of its operations in an eight-state area, (iii) management with significant industry experience, (iv) advanced management information and risk management systems, (v) its ability to provide its customers a wide range of customized services, (vi) gross margins from its common carrier pipeline operations that tend to be countercyclical to those from its gathering and marketing operations and (vii) a capital structure with no long-term debt. In addition, experienced management teams installed by both Basis and Howell in 1993 independently developed and implemented new operating programs designed to enhance the overall profitability of their businesses. These programs included improving management information systems, reducing operating and administrative costs, discontinuing activities in nonstrategic areas and increasing volumes of bulk purchases and resales. Management believes these changes improved the Partnership's operating performance, although the effects of such programs are not specifically quantifiable.

  The Partnership's strategy is to increase cash distributions to Unitholders by maximizing the gross margin realized on its crude oil purchases, sales and exchanges along the Distribution Chain and by increasing gathering, marketing and pipeline volumes. The General Partner believes that the Transactions will enhance the Partnership's ability to implement its strategy. See "Business-- Strategy." The principal elements of this strategy are set forth below.

  . Increase gross margin by using advanced management information systems to maximize sales prices and reduce operation, transportation and storage costs.

  . Increase utilization of existing assets, systems and related infrastructure.

  . Increase volumes by attracting new customers and strengthening relationships with existing customers by offering a wide range of customized services.

  . Enter into strategic alliances with new and existing customers to share the benefits of additional volumes, incremental margin improvements or reduction of price and market risks.

  . Make selective acquisitions of crude oil gathering systems, pipeline assets and terminalling and storage facilities to increase overall volumes of crude oil gathered, transported and marketed.


  The General Partner believes that there are several growth opportunities available to the Partnership. The trend by major oil companies to dispose of nonstrategic oil and gas properties in the United States affords increased opportunities to larger independent gatherers and marketers such as the Partnership. Independent producers who purchase such properties often do not have their own gathering and marketing operations and therefore sell their crude oil to independent gatherers and marketers. The Partnership also believes opportunities are beginning to arise to provide services to large producers, including major oil companies, who seek to reduce their overall marketing and supply costs by outsourcing their gathering, transportation and marketing functions. In addition, competitive pressures are increasing for gatherers and marketers to realize economies of scale, which pressures are likely to result in further consolidation among crude oil gatherers and marketers. The General Partner believes that the Partnership's competitive strengths will enable the Partnership to benefit from these trends.

RISK FACTORS

  Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. An investment in the Common Units offered hereby will involve substantial risks, including risks associated with the nature of the interests in the Partnership, certain potential conflicts of interest, risks inherent in the Partnership's business and tax risks. Prospective purchasers of the Common Units should carefully consider the following risk factors and the risk factors described beginning on page 30 in evaluating an investment in the Partnership.

  All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Partnership's business strategy, plans and objectives of management of the Partnership for future operations are forward-looking statements. Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Partnership's assumptions and expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Partnership or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

 RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

 . No Guarantee of Cash Distributions. The Minimum Quarterly Distribution is not guaranteed. Cash distributions to the Unitholders may fluctuate based upon the Partnership's performance, which will vary from period to period due in part to factors outside the control of the General Partner and will be affected by the funding of reserves, operating and capital expenditures and other matters within the discretion of the General Partner. See "Risk Factors--Risks Inherent in an Investment in the Partnership--Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance."

 . Limited Voting Rights of Limited Partners; Control by General Partner. The
  General Partner will manage and control the operations of the Partnership. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis and will have only limited voting rights on matters affecting the Partnership's business. The management exercised by the General Partner may make it more difficult for others to control or influence the activities of the Partnership.

 . General Partner May Call Common Units. If at any time less than 20% of the then issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then current market price of the Common Units. As a result, Common Units may be purchased by the General Partner even when the holder may not desire to sell them or may not desire to sell them at the price paid by the General Partner.

 . Credit Support May Not Be Sufficient. Salomon Inc's agreement pursuant to the
  Master Credit Support Agreement to provide credit support in connection with the purchase, sale or exchange of crude oil by the Partnership will end December 31, 1999 and will be subject to prescribed limits that decline over the three-year period. Salomon Inc may cause the Operating Partnership to enter into a replacement credit facility prior to December 31, 1999 under certain circumstances, in which event Salomon Inc's obligations under the Master Credit Support Agreement would terminate. The rate paid by the Partnership for guarantees issued pursuant to such agreement will increase over the three-year period from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. The cost of such credit support by Salomon Inc (which is included at the weighted average rate in the pro forma financial information included in this Prospectus) is not reflected in the historical financial information included in this Prospectus. There can be no assurance of the sufficiency of the credit support during the three-year period or the availability or the terms of credit for the Partnership following such period. Salomon Inc's obligation to provide credit support at any time is dependent on the satisfaction of certain conditions. The amount of credit support required for the conduct of the Partnership's business depends on the aggregate price it pays for crude oil, the extent to which crude oil producers require credit support from the Partnership for its purchases and the extent to which the Partnership is able to offset the credit required for its crude oil purchases and sales through a compromise of claims with other industry participants. If crude oil prices increase or if producers require a significantly higher percentage of crude oil purchases to be supported by guarantees or letters of credit, the credit support available to the Partnership through Salomon Inc or through financial institutions could be insufficient to support crude oil purchases at current levels. See "Risk Factors--Risks Inherent in an Investment in the Partnership--The Partnership's Credit Standing and Capital

  Resources May Not Be Sufficient to Maintain the Level of Its Purchasing and Marketing Activities," "Credit Support Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Genesis--Liquidity and Capital Resources--Master Credit Support Agreement."

 . Distribution Support Is Limited. The obligation of Salomon Inc to contribute additional cash to the Partnership pursuant to the Distribution Support Agreement does not constitute a guarantee that the Minimum Quarterly Distribution will be made on the Common Units. Salomon Inc's obligation is limited to a maximum amount outstanding at any one time of approximately $15.3 million (approximately $17.6 million if the Underwriters' over-allotment option is exercised in full) and will terminate on December 31, 2001. Such obligation is subject to early termination after December 31, 1999 if the Partnership satisfies certain cash distribution and earnings tests, and is subject to certain other limitations and adjustments. The Partnership has no obligation to distribute any funds provided by Salomon Inc. The Common Unitholders have no rights, separate and apart from the Partnership, to enforce the obligation of Salomon Inc to make such cash contributions.

 . Minimum Quarterly Distribution May Be Adjusted Downward. The Minimum
  Quarterly Distribution and certain target distribution levels are subject to downward adjustments in the event that Unitholders receive distributions of Available Cash from Capital Surplus (as defined in the Glossary) or in the event legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation. The reduction of the Minimum Quarterly Distribution will also proportionately reduce Salomon Inc's obligation to purchase APIs pursuant to the Distribution Support Agreement. See "Risk Factors--Risks Inherent in an Investment in the Partnership--Minimum Quarterly Distribution and Target Distribution Levels May Be Adjusted Downward," "Cash Distribution Policy--Cash Available for Distribution" and "--Distribution Support."

 . Subordinated OLP Units Share Equally in Cash Distributions after Conversion.
  The Subordinated OLP Units will convert into Common OLP Units upon the expiration of the Subordination Period. In addition, up to one half of the Subordinated OLP Units may convert into Common OLP Units prior to the end of the Subordination Period (one quarter after December 31, 1999 and an additional one quarter after December 31, 2000) if the Partnership satisfies certain cash distribution and earnings tests. Subordinated OLP Units that have converted into Common OLP Units will share equally in distributions of Available Cash with the Common Units, thereby increasing the amount of Available Cash necessary to meet the Minimum Quarterly Distribution on all of the Common Units and Common OLP Units. Upon the request of Basis or Howell, the Operating Partnership will be obligated to redeem the Common OLP Units with the net proceeds of a sale of Common Units by the Partnership.

 . Immediate and Substantial Dilution. Purchasers of the Common Units offered hereby will experience immediate and substantial dilution in net tangible book value of $12.25 per Common Unit from the initial public offering price. Basis and Howell received an aggregate interest of 31.82% in the Partnership in connection with the transfer of assets, which prior to the Offering had a negative net tangible book value.

 . Possible Future Dilution. Subject to certain limitations, the Partnership may issue additional Common Units and other interests in the Partnership for such consideration and on such terms and conditions as are established by the General Partner. The effect of such issuance may be to dilute the interests of holders of Common Units in the assets and distributions of the Partnership and to reduce the protection afforded by the distribution support obligations of Salomon Inc.

 . No Removal of General Partner without Cause. The General Partner may not be removed without Cause. The Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner of the Partnership for Cause or otherwise change the management of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See "Risk Factors--Risks Inherent in an Investment in the Partnership--No Removal of the General Partner Without Cause" and "The Partnership Agreement--Withdrawal or Removal of the General Partner."

 . Potential Change of Control of General Partner. There are no restrictions on the ability of either Basis or Howell to transfer its membership interest in the General Partner. If Basis or Howell were to transfer all or part of its membership interest, a change of control of the General Partner could occur, and, under such circumstances, the General Partner could be managed by an entity unrelated to Basis, Howell or Salomon Inc.

 . Dependence upon Basis for Support Services and Business. Basis has agreed to provide certain administrative and NYMEX transaction clearing services to the Partnership, but may terminate this agreement upon 90 days' notice. If Basis ceased providing these services and the Partnership had to provide them itself or hire third parties to do so, the General Partner estimates that the incremental cost to the Partnership would be $1.3 million per year. In addition, the Partnership's business could be adversely affected in the event of a termination of its contract to supply a portion of the crude oil requirements of Basis' refinery at Krotz Springs, Louisiana. In 1995, Basis Gathering supplied approximately 5.4 million barrels to the refinery.

 . Loss of Limited Liability under Certain Circumstances. Under certain circumstances, holders of the Common Units could lose their limited liability and also could become liable for amounts improperly distributed to them by the Partnership.

 . Payments to General Partner. Prior to making any distribution on the Common
  Units, the Partnership will reimburse the General Partner and its affiliates for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $1.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner and its affiliates in fiscal 1995. In addition, in return for providing management and other services to the Partnership the General Partner will receive incentive compensation payments (the "Incentive Compensation Payments") to the extent certain target levels of cash distributions (the "Target Distribution Levels") are reached.

 . No Established Public Market for Common Units. Prior to the Offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations among the General Partner and the representatives of the Underwriters. No assurance can be given as to the market prices at which the Common Units will trade.

 . No Representation by Counsel. The holders of the Common Units have not been represented by counsel in connection with the Offering or the preparation of the Partnership Agreement and the other agreements referred to herein.

 CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

 . Conflicts of Interest with General Partner and Its Affiliates. The General
  Partner and its affiliates, including Salomon Inc, may have conflicts of interest with the Partnership and holders of Common Units. In resolving conflicts of interest, including conflicts that may involve Salomon Inc under the Distribution Support Agreement or the Master Credit Support Agreement, the Partnership Agreement permits the General Partner to consider the interests of all parties involved in the conflict, including the interests of the General Partner and its affiliates. See "Risk Factors--

  Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest Could Arise Between the Partnership and the General Partner" and "Conflicts of Interest and Fiduciary Responsibilities --Contracts Between the Partnership, on the One Hand, and the General Partner and Its Affiliates, on the Other, Will Not Be the Result of Arm's-Length Negotiations."

 . Competition and Transactions Permitted with Affiliates of General Partner.
  Affiliates of the General Partner are not prohibited from engaging in any activities, except for certain activities involving crude oil gathering and transporting of crude oil by pipeline for third parties along routes shared by the Partnership at the time of closing of the Offering. The Partnership will have extensive ongoing relationships and transactions with Salomon Inc, Basis and Howell. See "Risk Factors--Conflicts of Interest and Fiduciary Responsibilities--Affiliates of the General Partner Are Permitted to Compete with the Partnership and Enter Into Transactions with the Partnership."

 . Control by Affiliates of General Partner. Decisions of the General Partner with respect to cash expenditures, acquisitions, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and target distributions on all Units in a given quarter. Such decisions by the General Partner may have the effect of (i) enabling Basis and Howell to receive distributions on the Subordinated OLP Units and the General Partner to receive Incentive Compensation Payments, (ii) reducing the contribution obligations of Salomon Inc pursuant to the Distribution Support Agreement or (iii) accelerating the redemption of APIs, the expiration of the Subordination Period or the conversion of Subordinated OLP Units. Under the terms of the Master Credit Support Agreement and through its indirect control of the General Partner, Salomon Inc can control the risk management policies, and thereby the business activities and transactions, of the Partnership. The contribution and credit support obligations of Salomon Inc may affect the criteria used by the General Partner (which is controlled indirectly by Salomon Inc) in evaluating, and may reduce the likelihood of Salomon Inc or Basis approving, certain business opportunities, such as the issuance of debt, the issuance of additional Common Units and the consummation of possible acquisitions.

 . Relationship between General Partner and Lead Underwriter. Salomon Brothers
  Inc ("Salomon Brothers"), the lead underwriter of the Offering, and Basis are each wholly owned subsidiaries of Salomon Inc. After the completion of the Offering, Basis will hold a 54% member's interest in the General Partner and a 16.10% subordinated limited partner interest in the Operating Partnership. Salomon Inc is providing credit support and distribution support to facilitate the Offering.

 . General Partner's Fiduciary Duty Is Limited. The Partnership Agreement contains certain provisions that limit the liability and reduce the fiduciary duties of the General Partner to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions that might, without such limitations, constitute breaches of fiduciary duty under state law. See "Risk Factors--Conflicts of Interest and Fiduciary Responsibilities--The General Partner's Fiduciary Duty Is Limited."

 RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

 . Operating Margins Are Variable and May Be Insufficient to Pay Cash
  Distributions. The Partnership's ability to generate cash for distribution depends upon the margins realized in its gathering, marketing and pipeline operations. The Partnership's margins vary from period to period and are affected by factors outside the control of the General Partner. Margins in the first half of 1996 reflected, in part, unusually favorable market conditions that subsequently deteriorated in the third quarter. The decline in margins in the third quarter of 1996 was due in part to the effects of increased U.S. crude oil inventories, a decline in the premium received for prompt delivery of crude oil, the expiration of a favorable contract provision with one of the Partnership's principal customers, increased competition and delays in negotiating lower producer payments and bonuses in response to changed market conditions. The volatility of crude oil gathering and marketing margins results primarily from changes in market conditions, increases in competition and other factors outside the General Partner's control. Management currently anticipates that supply and demand conditions in crude oil markets from the closing of the Offering through December 31, 1997 will not be as favorable as those experienced during the first six months of 1996, but instead will be more similar to conditions experienced in 1994 and 1995.

 . Dependence upon Crude Oil Volumes. Partnership profitability will depend in large part on the volumes of crude oil the Partnership purchases, gathers and markets. The Partnership must continually compete to obtain new supplies of crude oil in amounts sufficient to offset volumes lost because of natural declines in crude oil production or volumes lost to competitors. See "Risk Factors--Risks Inherent in the Partnership's Business--Dependence upon Volumes of Crude Oil."

 . Dependence upon Crude Oil Supply to Pipelines. The Partnership's pipeline systems are dependent on demand for crude oil by refineries supplied by the pipelines, crude oil production and shipment levels and volumes received from connecting pipelines. These volumes are in part determined by the sale price that a shipper can receive by utilizing the pipeline to access end markets. If a decline in the crude oil production in certain geographic regions does occur or market conditions adversely affect the level of supply from connecting pipelines, the throughput on the Partnership's pipeline systems, and therefore the Partnership's profitability, will also decline.

 . Certain Price Risks Not Hedged; Cost Increase. Certain crude oil price risks
  (including basis risk, which is the risk that price differentials between delivery points, delivery periods or types of crude oil or products will change) and certain imbalances between crude oil purchases, on the one hand, and crude oil sales and delivery obligations, on the other, cannot be hedged by the Partnership. Following the Transactions, as a result of becoming an independent entity, the Partnership's clearing costs related to hedging its crude oil purchases on the NYMEX will increase by approximately $0.8 million per year, which is included in the pro forma financial information included in this Prospectus (an additional $1.0 million per year in the event Basis ceases for any reason to provide certain NYMEX services to the Partnership), and the Partnership will no longer have direct access to certain market information used in Basis' operations. See "Risk Factors--Risks Inherent in the Partnership's Business--Certain of the Partnership's Price Risks Are Not Hedged; Cost Increase."

 . Competitive Industry. There is intense competition among all crude oil gatherers and marketers for volumes of purchased crude oil. As an example, in the third quarter of 1996, as sales prices for crude oil fell, many competitors of the Partnership attempted to increase market share by offering to pay higher bonuses to producers. Also, in most areas, the Partnership competes with other pipelines for crude oil to transport. The Partnership's principal competitors have substantial financial resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Genesis" and "Business--Competition."

 . Dependence on Key Management Personnel. The Partnership's management group includes certain key employees which include John P. vonBerg, Mark J. Gorman, John M. Fetzer and Allyn R. Skelton, II. The failure of the Partnership to retain key members of its senior management team could adversely affect its operations.

 . No Combined Operating History. The Partnership has conducted no operations and generated no revenues to date. There can be no assurance that the Partnership will be able to successfully integrate the Combined Operations or institute the necessary systems and procedures to successfully manage the combined enterprise on a profitable basis. The combined historical financial results of the Combined Operations cover periods when the Combined Operations were not under common control and management and, therefore, may not be indicative of the Partnership's future financial and operating results.

 . Exposure to Credit Risks. Credit review and analysis is a major aspect of the Partnership's overall business. The Partnership may extend credit to certain customers in large amounts and may be exposed to operator credit risks. Even if the Partnership's credit review and analysis mechanisms work properly, there can be no assurance that the Partnership will not experience losses in dealings with other parties.

 . Uncertainty as to Future Acquisitions. Although the Partnership evaluates acquisition opportunities on a regular basis, there can be no assurance that any such acquisitions will be consummated or that the Partnership will be able to identify attractive acquisition candidates in the future, to acquire assets or businesses on economically acceptable terms or to finance any such acquisition. There can be no assurance that any debt incurred to finance an acquisition will not adversely affect the ability of the Partnership to make distributions to the Unitholders, or that any acquisitions will not be dilutive of earnings and distributions to the Unitholders.

 . Costs and Restrictions of Environmental Regulation. The Partnership's businesses are subject to governmental regulation with respect to safety, health and environmental and other regulatory matters. The Partnership could be adversely affected by environmental costs and liabilities that may be incurred, such as those arising from pipeline ruptures or oil spills, or increased costs resulting from the failure to obtain all required or other regulatory consents and approvals.

 . The Partnership's Business Is Subject to Governmental Regulation. Tariff rates for the Partnership's interstate common carrier pipeline operations are regulated by the Federal Energy Regulatory Commission ("FERC"). Proposed new or changed tariff rates may be protested, suspended and subjected to refunds. Tariff rates that have become effective may also be challenged and ordered to be reduced for future shipments and reparations awarded. If FERC were to disallow the corporate income tax allowance in the cost of service, the Partnership might be required to reduce its tariffs. No assurance can be given that the Partnership's existing rates will be maintained. In addition, the Partnership may be required to pay additional franchise fees to local government jurisdictions. See "Risk Factors--Risks Inherent in the Partnership's Business--The Partnership's Business Is Subject to Governmental Regulation" and "Business--Regulation--Pipeline Regulation."

 . Business Interruptions and Operational Hazards. The Partnership's activities are subject to certain operational hazards and unforeseen interruptions. The Partnership's operations could be interrupted by natural disasters, adverse weather or other events beyond the General Partner's control. Although the Partnership will carry insurance with respect to certain casualty occurrences, a casualty occurrence might result in the uninsured loss of equipment or life, as well as uninsured injury and extensive property or environmental damage.

 TAX RISKS

 . Dependence on Tax Status; No IRS Ruling. The availability to a Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. No ruling has been requested from the Internal Revenue Service ("IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership. See "Risk Factors--Tax Risks--Tax
  Treatment Is Dependent on Partnership Status," "--No IRS Ruling with Respect to Tax Consequences," "Tax Considerations--Partnership

  Status" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

 . Uncertainty of Ability to Amortize Intangibles. The Partnership intends to amortize certain intangible assets purchased by the Partnership from Basis and Howell in exchange for cash ("Purchased Intangibles") and certain intangible assets contributed to the Partnership by Basis and Howell in exchange for Subordinated OLP Units and a general partner interest ("Contributed Intangibles"). The ability of the Partnership to amortize both the Purchased Intangibles and the Contributed Intangibles depends on the inapplicability of a certain provision of the anti-churning rules under
  Section 197 of the Internal Revenue Code of 1986, as amended (the "Code"), and Andrews & Kurth, L.L.P., counsel to the Partnership and the General Partner ("Counsel"), is of the opinion that such provision should not apply. Furthermore, there is additional uncertainty about the ability of the Partnership to amortize the Contributed Intangibles under a different provision of Section 197. Due to the absence of authority interpreting this provision, Counsel has not rendered an opinion with regard to the application of this provision to the Contributed Intangibles. If it were determined that the Contributed Intangibles or both the Contributed Intangibles and the Purchased Intangibles were not amortizable, the taxable income allocated to a Unitholder could be substantially increased. See "Risk Factors--Tax Risks--Uncertainty of Ability to Amortize Partnership Intangibles" and "Tax Considerations--Tax Treatment of Operations--Initial Tax Basis, Depreciation and Amortization" for an estimate of such increases.

 . Tax Liability Exceeding Cash Distributions. A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

 . Taxable Income to Tax-Exempt Organizations and Certain Other Investors.
  Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

 . Nondeductibility of Losses. In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Partnership, if any, will generally only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments.

 . Risks of Nonconforming Depreciation Conventions. The Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge of those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units.

 . State, Local and Other Tax Filings and Payments by Unitholders. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property.

 . Tax Shelter Registration; Potential IRS Audit. The Partnership will be registered with the IRS as a tax shelter. No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of Unitholders' tax returns and adjustments of items unrelated to the Partnership.

  See "Risk Factors," "Conflicts of Interest and Fiduciary Responsibilities," "Description of the Common Units," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

CASH AVAILABLE FOR DISTRIBUTION

  The Partnership intends, to the extent there is Available Cash, to distribute at least the Minimum Quarterly Distribution of $0.50 per Common Unit per quarter or $2.00 on an annualized basis. Based on its assumptions about operating conditions, the General Partner believes that the Partnership should generate sufficient Available Cash from Operating Surplus (without the use of cash contributions or working capital borrowings) to enable the Partnership to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest with respect to each fiscal quarter at least through the quarter ending December 31, 1997, although no assurance can be given respecting such distributions or any future distributions.

  The General Partner's belief is based on a number of assumptions, including the assumption that supply and demand conditions in crude oil markets from the closing of the Offering through December 31, 1997 will not be as favorable as conditions experienced during the first six months of 1996 but instead will be more similar to conditions experienced in 1994 and 1995. The General Partner has assumed that these less favorable market conditions will result in somewhat lower gross margins on a per barrel basis than those realized in the first six months of 1996 but that the impact of the margin reductions will be offset in part by relatively moderate projected increases in pipeline utilization and gathering volumes. The General Partner has also assumed the successful integration of the Combined Operations and the sufficiency of credit available to the Partnership for its operations. Although the General Partner believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. Therefore, certain of the General Partner's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Risk Factors." Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief stated above. See "Cash Distribution Policy--Cash Available for Distribution."

  The amount of Available Cash from Operating Surplus needed to pay the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated OLP Units to be outstanding immediately after the Offering and on the General Partner's 2% general partner interest is approximately $22.0 million, consisting of $15.0 million for the Common Units, $6.6 million for the Subordinated OLP Units and $0.4 million for the General Partner's 2% general partner interest. Pro forma Cash Available for Distribution generated during 1995 and the 12 months ended September 30, 1996, which was derived from the pro forma consolidated financial statements of the Partnership in the manner set forth in Appendix E hereto, was $30.6 million and $27.8 million, respectively. Pro forma Cash Available for Distribution generated during the third quarter of 1996 by the Partnership would have been sufficient to pay 99.2% of the Minimum Quarterly Distribution on all outstanding Common Units and the related general partner interest. As more fully explained in Appendix E, pro forma Cash Available for Distribution for 1995 and for the 12 months ended September 30, 1996 reflects a level of maintenance capital expenditures of $650,000 and $712,000, respectively, that is significantly less than the approximately $3 million the Partnership estimates it will spend each year, and also does not reflect any amount that might have been paid under the Partnership's Incentive Plan. Incentive payments will not be made under the Incentive Plan in any year unless the aggregate Minimum Quarterly Distribution for the year has been distributed.

TRANSACTIONS AT CLOSING

  Set forth below is a discussion of the principal transactions in connection with the formation of the Partnership and the acquisition of the Combined Operations from Basis and Howell:

 . In September 1996, Basis and Howell formed the General Partner and caused the General Partner to form the Partnership and the Operating Partnership. Basis and Howell will own interests of 54% and 46%, respectively, in the General Partner.

 . The Partnership will sell 7,500,000 Common Units in the Offering and will contribute substantially all of the net proceeds thereof, together with approximately $3 million in cash to be contributed to the Partnership by the General Partner, to the Operating Partnership.

 . The Operating Partnership will use the cash contributed to it by the Partnership to buy certain of the Combined Operations from Basis and Howell for approximately $139 million.

 .  Basis and Howell will contribute the remaining portion of the Combined
   Operations to the Operating Partnership in exchange for 3,280,000 Subordinated OLP Units and a 0.61% general partner interest in the Operating Partnership. Basis and Howell will contribute the 0.61% general partner interest in the Operating Partnership to the General Partner.

 . Upon completion of the Transactions, the Partnership will own a 69.57% general partner interest in the Operating Partnership, and the Subordinated OLP Units held by Basis and Howell will represent limited partner interests of 16.10% and 13.72%, respectively, in the Operating Partnership.

 . The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem from Basis and Howell, on a pro rata basis, a number of Subordinated OLP Units equal to the number of Common Units issued upon the exercise of such option. If the Underwriters' over-allotment option is exercised in full, the Partnership will own a 80.01% general partner interest in the Operating Partnership, and the Subordinated OLP Units held by Basis and Howell will represent limited partner interests of 10.58% and 9.01%, respectively, in the Operating Partnership.

CREDIT SUPPORT FACILITIES

  Concurrently with the Offering, the Operating Partnership will enter into a credit support agreement with Salomon Inc and Basis ("Master Credit Support Agreement"), pursuant to which Salomon Inc will provide credit support in the form of guarantees, up to prescribed limits initially at $550 million (subject to certain reductions and limitations) and declining each year over a three-year period ending December 31, 1999 ("Guaranty Facility"). Such guarantees are to be used in connection with the purchase, sale or exchange of crude oil in the ordinary course of the Partnership's business. In addition, Basis has agreed to use its reasonable best efforts to provide the Operating Partnership, for a six-month period ending May 31, 1997, with a line of credit for working capital purposes of up to $50 million, including direct cash advances not to exceed $35 million in the aggregate and letters of credit ("Working Capital Facility"). Salomon Inc and Basis will receive a security interest in all of the Operating Partnership's receivables and inventories to secure obligations under the Master Credit Support Agreement. See "Credit Support Facilities" and "Conflicts of Interest and Fiduciary Responsibilities."

PARTNERSHIP STRUCTURE AND MANAGEMENT

  The operations of the Partnership will be conducted through, and the operating assets of the Partnership will be owned by, the Operating Partnership. Genesis Energy, L.L.C., a recently formed

Delaware limited liability company, which is owned 54% by Basis and 46% by Howell, will serve as the general partner of the Partnership and a general partner of the Operating Partnership. The Partnership will also be a general partner of the Operating Partnership. See "Conflicts of Interest and Fiduciary Responsibilities."

  Following the Offering, the management and employees of Basis and Howell who currently manage and operate the respective Combined Operations will continue to manage and operate the Partnership's business as officers and employees of the General Partner and its affiliates.

COMPENSATION AND REIMBURSEMENT ARRANGEMENTS

  Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership. The expenses that are allocable to the Partnership will be determined by the General Partner in its sole discretion. On a pro forma basis, $1.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner and its affiliates in fiscal 1995. Basis has agreed to provide certain services to the General Partner for which the costs will be borne by the General Partner, subject to reimbursement by the Partnership. Further, each of Basis and Howell will employ through December 31, 1996 the persons responsible for managing or operating the Partnership, and all costs related to such employees will be borne by the General Partner and will be subject to reimbursement by the Partnership. See "Certain Relationships and Related Transactions." In addition, the General Partner will receive Incentive Compensation Payments from the Partnership for providing management and other services to the Partnership if distributions of Available Cash from Operating Surplus exceed certain Target Distribution Levels. See "Management--Incentive Compensation Payments to General Partner".

  Under the Guaranty Facility, the Partnership will be required to pay a guarantee fee to Salomon Inc which will increase over the three-year period. Also, in the event the Partnership is required but fails to reimburse Salomon Inc for disbursements under the Guaranty Facility, interest will be payable to Salomon Inc at Prime Rate (as defined in the Master Credit Support Agreement) plus 2%. Under the Working Capital Facility the Partnership will be charged interest at a rate equal to the cost to Basis of a comparable borrowing as reasonably determined by Basis. See "Credit Support Facilities."

  The principal executive offices of the Partnership and the Operating Partnership are located at One Allen Center, 500 Dallas, Suite 3200, Houston, Texas 77002. The telephone number at such offices is (713) 646-1200.

  The following chart depicts the organization and ownership of the Partnership and the Operating Partnership immediately after giving effect to the sale of the Common Units offered hereby and assumes that the Underwriters' over-allotment option is not exercised. The percentages reflected in the chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership individually and not on a combined basis. Ownership percentages referred to elsewhere in this Prospectus reflect the approximate effective ownership interest of the Unitholders and the General Partner in the Partnership and the Operating Partnership on a combined basis unless otherwise noted.


           EFFECTIVE OWNERSHIP OF
         THE OPERATING PARTNERSHIP

  Unitholders' Common Units............. 68.18%
  Basis' Subordinated OLP Units......... 16.10%
  Howell's Subordinated OLP Units....... 13.72%
  General Partner's Interest............  2.00%


                             [DESCRIPTION OF DIAGRAM]

Diagram depicting organizational structure and percentage interests owned in the Partnership, the Operating Partnership and the General Partner, setting forth the following information.


        Entity                              Percentage Interest                             Held by
        ------                              -------------------                             -------
   Basis Petroleum, Inc.                        100%                                 Salomon Inc.
   Genesis Energy, L.P.               98% limited partner interest                   Public Unitholders
   Genesis Energy, L.P.                2% general partner interest                   Genesis Energy, L.L.C.*
   Genesis Crude Oil, L.P.         69.57% general partner interest                   Genesis Energy L.P.
   Genesis Crude Oil, L.P.           .61% general partner interest                   Genesis Energy, L.L.C.*
   Genesis Crude Oil, L.P.         16.10% subordinated limited partner interest      Basis Petroleum, Inc.
   Genesis Crude Oil, L.P.         13.72% subordinated limited partner interest      Howell Corporation

--------
* The General Partner is owned 54% by Basis and 46% by Howell.

            SUMMARY SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

  The following unaudited Summary Selected Pro Forma Financial and Operating Data reflect the historical operating results of Basis Gathering and of Howell Crude Operations as adjusted for the Transactions and are derived from the unaudited Genesis Energy, L.P. Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. For a description of the assumptions used in preparing the Summary Selected Pro Forma Financial and Operating Data, see "Genesis Energy, L.P. Pro Forma Consolidated Financial Statements." The following information should not be deemed indicative of future operating results for the Partnership.

                           GENESIS ENERGY, L.P. (PRO FORMA UNAUDITED)
                          --------------------------------------------
                           YEAR ENDED  NINE MONTHS ENDED SEPTEMBER 30,
                          DECEMBER 31, -------------------------------
                              1995          1995            1996
                          ------------ --------------- ---------------
                           (IN THOUSANDS, EXCEPT PER UNIT AND BARREL
                                            AMOUNTS)
INCOME STATEMENT DATA:
 Revenues:
  Gathering and market-
  ing revenues...........  $4,026,873  $     2,909,973 $     3,331,629
  Pipeline revenues......      18,577           14,092          12,756
                           ----------  --------------- ---------------
   Total revenues........   4,045,450        2,924,065       3,344,385
 Cost of sales:
  Crude costs............   3,985,625        2,878,276       3,301,060
  Field operating costs..      14,677           11,081          11,361
  Pipeline operating
  costs..................       4,522            3,339           3,599
                           ----------  --------------- ---------------
   Total cost of sales...   4,004,824        2,892,696       3,316,020
                           ----------  --------------- ---------------
 Gross margin............      40,626           31,369          28,365
 General and administra-
  tive expenses..........       9,148            7,014           6,631
 Depreciation and amor-
  tization...............      10,146            8,217           5,241
                           ----------  --------------- ---------------
 Operating income........      21,332           16,138          16,493
 Other income (expense)..        (187)              48             (78)
                           ----------  --------------- ---------------
 Net income before mi-
  nority interests.......      21,145           16,186          16,415
 Minority interests(1)...       6,434            4,925           4,995
                           ----------  --------------- ---------------
 Net income(2)...........  $   14,711  $        11,261 $        11,420
                           ==========  =============== ===============
 Net income per Common
  Unit...................  $     1.92  $          1.47 $          1.49
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Current assets..........                              $       379,001
 Total assets............                                      476,711
 Current liabilities.....                                      370,150
 Total debt..............                                           --
 Minority interests......                                       35,902
 Partners' capital.......                                       70,659
OTHER DATA:
 Gross margins(3):
  Gathering and
   marketing.............  $   26,571  $        20,616 $        19,208
  Pipeline...............      14,055           10,753           9,157
 EBITDA(2)(4)............      31,291           24,403          21,656
 Maintenance capital ex-
  penditures(5)..........         650              495             557
OPERATING DATA:
 Volumes (bpd):
  Gathering and
  marketing:
   Wellhead(6)...........     118,822          118,796         116,101
   Bulk(7)...............     200,720          169,785         178,462
   Exchange(8)...........     295,027          300,668         290,397
                           ----------  --------------- ---------------
    Total gathering and
     marketing...........     614,569          589,249         584,960
  Pipeline(9)............      95,454           97,822          87,727

-------

(1) Minority interests in the Operating Partnership represent the 0.61% general partner interest and the 29.82% subordinated limited partner interest in the Operating Partnership not owned by the Partnership.
(2) Net income has not been reduced for any amount that might have been paid under the Incentive Plan, as the determination of the amounts payable thereunder will be at the discretion of the Compensation Committee. See "Management--Incentive Plan."
(3) Gross margins net of cost of sales, including operating costs.
(4) EBITDA is defined as earnings (net income) before interest expense, income taxes, depreciation and amortization and minority interests. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The Partnership's EBITDA may not be comparable to EBITDA of other entities as other entities may not calculate EBITDA in the same manner as the Partnership.
(5) Amounts determined by combining actual amounts for Combined Operations maintenance capital expenditures. Excludes capital expenditures on the three principal pipelines prior to their acquisition on March 31, 1995 incurred by the prior owner.
(6) Consists of barrels of crude oil and condensate purchased at the wellhead.
(7) Consists of barrels of crude oil and condensate purchased at collection points, terminals and pipelines from third parties.
(8) Consists of barrels of crude oil and condensate acquired in simultaneous buy-sell exchanges of equal volumes.
(9) Includes estimates of volumes transported by the prior owner on the Texas, Jay and Mississippi Systems during the periods prior to the acquisition of the systems by Howell on March 31, 1995.

                                  THE OFFERING

  Unless otherwise specified herein, the discussion in this Prospectus of Common Units includes Common OLP Units with respect to cash distributions and allocations of profits.


Securities Offered......    7,500,000 Common Units (8,625,000 Common Units if
                            the Underwriters' over-allotment option is exercised in full).


Units to be Outstanding
 After the Offering.....    7,500,000 Common Units and 3,280,000 Subordinated
                            OLP Units, representing an effective 68.18% and 29.82% limited partner interest in the Partnership, respectively. The net proceeds from any exercise of the Underwriters' over-allotment option will be used to redeem Subordinated OLP Units from Basis and Howell. If the Underwriters' over-allotment option is exercised in full, 8,625,000 Common Units and 2,155,000 Subordinated OLP Units will be outstanding, representing an effective 78.41% and 19.59% limited partner interest in the Partnership, respectively.



Distributions of
Available Cash..........    The Partnership will distribute all of its
                            Available Cash within approximately 45 days after the end of each quarter to the Unitholders of record on the applicable record date and to the General Partner. "Available Cash" for any quarter will consist generally of all cash on hand at the end of such quarter, as adjusted for reserves and as reduced for any Incentive Compensation Payments required to be made to the General Partner.
                            Incentive Compensation Payments are payments made to the General Partner for providing management and other services to the Partnership if certain Target
                            Distribution Levels (as defined in the Glossary) are met. See "Cash Distribution Policy--Incentive
                            Compensation Payments--Hypothetical Annualized
                            Yield" and "Management--Incentive Compensation
                            Payments to General Partner." The complete definition of Available Cash is set forth in the Glossary. The General Partner has broad discretion in making cash disbursements and establishing reserves, thereby affecting the amount of Available
                            Cash that will be distributed with respect to any quarter.

Distributions to Common
 and Subordinated
 Unitholders............    The Partnership intends, to the extent there is
                            sufficient Available Cash from Operating Surplus, to distribute to each holder of Common Units at least the Minimum Quarterly Distribution of$0.50 per Common Unit per quarter. The Minimum Quarterly
                            Distribution is not guaranteed and is subject to adjustment as described under "Cash Distribution
                            Policy--Adjustment of Minimum Quarterly
                            Distribution and Target Distribution Levels."

                            The first distribution to the Unitholders will be made within 45 days after the quarter ending March 31, 1997. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of the Offering through March 31, 1997 will be adjusted upward based on the actual length of such period.

                            With respect to each quarter during the
                            Subordination Period, the Common Unitholders will have the right to receive the Minimum Quarterly Distribution, plus any arrearages in the payment thereof ("Common Unit Arrearages"), before any distribution of Available Cash from Operating Surplus is made on the Subordinated OLP Units. This subordination feature will enhance the Partnership's ability to pay the Minimum Quarterly Distribution on the Common Units during the Subordination Period. Subordinated OLP Units will not accrue distribution arrearages and upon expiration of the Subordination Period, Common Units will no longer accrue distribution arrearages.

                            The Subordination Period will not end prior to December 31, 2001 and will only end thereafter if the Partnership satisfies certain cash distribution and earnings tests. The complete definition of the Subordination Period describing the cash distribution and earnings tests that must be satisfied is set forth in the Glossary.

Conversion of
 Subordinated OLP
 Units..................    The Subordinated OLP Units will convert into Common
                            OLP Units upon the expiration of the Subordination
                            Period. The Subordination Period will not end prior to December 31, 2001 and will only end thereafter if the Partnership satisfies certain cash distribution and earnings tests. In addition, up to one half of the Subordinated OLP Units may convert into Common OLP Units prior to the end of the Subordination Period (one quarter after December
                            31, 1999 and an additional one quarter after December 31, 2000) if the Partnership satisfies certain cash distribution and earnings tests.
                            Subordinated OLP Units that have converted into Common OLP Units will share equally in distributions of Available Cash with the Common
                            Units, thereby increasing the amount of Available
                            Cash necessary to meet the Minimum Quarterly
                            Distribution on all of the Common Units and Common
                            OLP Units.


Distribution Support....    To further enhance the Partnership's ability to
                            distribute the Minimum Quarterly Distribution on the Common Units with respect to each quarter through the quarter endingDecember 31, 2001
                            (subject to earlier termination commencing December
                            31, 1999 if the Partnership satisfies certain cash distribution and earnings tests), Salomon Inc has agreed, subject to certain limitations, to contribute cash, if necessary, to the Operating
                            Partnership in return for APIs. Salomon Inc's obligation to purchase APIs is limited in any one quarter to an amount equal to the product of the then Minimum Quarterly Distribution and the number of outstanding Common Units on the record date for such quarter, plus the proportionate distribution on the general partner interest, up to a maximum amount outstanding at any one time equal to $15.3 million ($17.6 million if the Underwriters' over-allotment option is exercised in full), subject to adjustment and limitation as described under "Cash Distribution
                            Policy--Distribution Support." Therefore, under certain circumstances, Salomon Inc's obligation to purchase APIs may not ensure that there is cash sufficient to permit the Partnership to distribute the Minimum Quarterly Distribution on the Common
                            Units. In addition, the Partnership is not required to distribute the cash received from the issuance of APIs and the Partnership may use such cash for other purposes. The Common Unitholders have no rights, separate and apart from the Partnership, to enforce Salomon Inc's obligation to purchase APIs.
                            Therefore, the General Partner will be primarily responsible for enforcing such obligations, although Delaware law provides that a limited partner may institute legal action on behalf of the Partnership under certain circumstances, including when the General Partner has refused to institute any action. The General Partner will have certain conflicts of interest in this connection because
                            Salomon Inc will own an indirect 54% interest in the General Partner upon completion of the Offering. See "Cash Distribution Policy--
                            Distribution Support" and "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary and Other
                            Duties." For information concerning Salomon Inc's financial condition, see "Certain Information
                            Concerning Salomon Inc."

                            APIs are generally not entitled to cash
                            distributions, allocations of profits or voting rights, but are subject to quarterly mandatory redemption to the extent that Available Cash from Operating Surplus for any quarter exceeds the sum of the Minimum Quarterly Distribution on all outstanding Common Units and Subordinated OLP Units and any Common Unit Arrearages. See "Cash Distribution Policy--Distributions from Operating Surplus during Subordination Period" and "--Distributions from Operating Surplus after Subordination Period."

                            The Partnership will retain $5 million of the net proceeds of the Offering. Such cash will be available to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and the Subordinated OLP Units, although the retained cash is not required to be distributed to Unitholders. At any time following the first anniversary of the closing of the Offering, the General Partner may cause the Partnership to distribute such retained cash to Basis, Howell and the General Partner; provided, however, such distribution may be made by the Partnership prior to the second anniversary of the closing of the Offering only if the General Partner reasonably believes that the Partnership will distribute the Minimum Quarterly Distribution on all Common Units in each of the next four quarters. See "Cash Distribution Policy--Distribution Support."

Redemption and
 Registration Rights....    Pursuant to the Redemption and Registration Rights
                            Agreement, the Partnership has agreed, at the end of the Subordination Period or upon earlier conversion of Subordinated OLP Units into Common
                            OLP Units, to use reasonable efforts to sell that number of Common Units equal to the number of Common OLP Units that Basis or Howell is requesting be redeemed. The proceeds, net of underwriting discount or private placement fees, if any, from such sale will be used to redeem such Common OLP
                            Units.

Adjustment of Minimum
 Quarterly Distribution
 and Target
 Distribution Levels....    The Minimum Quarterly Distribution and the Target
                            Distribution Levels are subject to downward adjustments in the event that Unitholders receive distributions of Available Cash from Capital
                            Surplus (as defined in the Glossary). Capital
                            Surplus will generally be generated by borrowings
                            (other than for working capital purposes), sales of debt and equity securities (other than APIs or Common Units sold pursuant to the Underwriters' over-allotment option or the Redemption and Registration Rights Agreement) or sales or other dispositions of assets for cash (other than inventory, accounts receivable and certain other assets all as disposed of in the ordinary course of business). The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to downward adjustment in the event legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If, as a result of distributions of Available Cash from Capital
                            Surplus, the Unitholders receive a full return of the initial public offering price of the Common
                            Units offered hereby (the "Initial Unit Price") and any outstanding Common Unit Arrearages, and any outstanding APIs are redeemed, the General Partner will receive the maximum level of Incentive
                            Compensation Payments. The reduction of the Minimum
                            Quarterly Distribution will also proportionately reduce Salomon Inc's obligation to purchase APIs pursuant to the Distribution Support Agreement. See
                            "Cash Distribution Policy--General,"
                            "--Distributions from Capital Surplus" and
                            "--Distribution Support."

Distributions Upon
 Liquidation............    In the event of any liquidation of the Partnership
                            during the Subordination Period, the outstanding
                            Common Units will be entitled to receive a distribution out of the net assets of the Partnership in preference to liquidating distributions on the Subordinated OLP Units to the extent of their Unrecovered Capital

                            (as defined in the Glossary) and any outstanding Common Unit Arrearages. Under certain circumstances there may be insufficient gain for the holders of Common Units to fully recover all such amounts, even though there may be cash available for distribution to holders of Subordinated OLP Units and APIs. Following conversion of the Subordinated OLP Units into Common OLP Units, all Units will be treated the same upon liquidation of the Partnership. See "Cash Distribution Policy-- Distributions of Cash Upon Liquidation."

Incentive Compensation
 Payments...............    If quarterly distributions of Available Cash from
                            Operating Surplus exceed the Target Distribution
                            Levels, the General Partner will receive certain
                            Incentive Compensation Payments, which will be paid to the General Partner in addition to its 2% share of distributions of Available Cash. After the First
                            Target Distribution Level ($0.55 per Unit per quarter) has been reached, (i) the Unitholders and the General Partner will be entitled to receive distributions of approximately 86.7% of Available
                            Cash from Operating Surplus (calculated before any reduction for the payment of Incentive Compensation
                            Payments), such distributions to be made 98% to the Unitholders and 2% to the General Partner, and (ii) the General Partner will be entitled to receive
                            Incentive Compensation Payments of approximately
                            13.3% of Available Cash from Operating Surplus
                            (calculated before any reduction for such payments). After the Second Target Distribution
                            Level ($0.635 per Unit per quarter) and Third
                            Target Distribution Level ($0.825 per Unit per quarter) have been reached, the General Partner will be entitled to receive Incentive Compensation
                            Payments of approximately 23.5% and 49%, respectively, of Available Cash from Operating
                            Surplus (calculated before any reduction for such payments). The Target Distribution Levels are in all cases in excess of the amounts required to pay the Minimum Quarterly Distribution on all Units and any outstanding Common Unit Arrearages and to redeem any outstanding APIs. See "Cash Distribution
                            Policy--Incentive Compensation Payments--
                            Hypothetical Annualized Yield." In addition, certain employees of the General Partner may receive incentive compensation pursuant to the Incentive Plan. See "Management--Incentive Plan."

Removal and Withdrawal
 of the General
 Partner................    The General Partner may not be removed without
                            Cause (as defined in the Glossary). The General
                            Partner may be removed for Cause upon the approval of such removal and the election of a successor general partner by the holders of at least 66 2/3% of the outstanding Common Units (including Common
                            Units held by the General Partner and its affiliates). If the General Partner is removed as general partner of the Partnership without its consent, Salomon Inc's and Basis' credit support obligations will terminate.

                            The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership prior to December 31, 2006, subject to limited exceptions, without obtaining the approval of the holders of at least a majority of the Outstanding Common Units and furnishing an Opinion of Counsel (as defined in the Glossary). There are no restrictions on the ability of either Basis or Howell to transfer its membership interest in the General Partner. See "The Partnership Agreement-- Withdrawal or Removal of the General Partner" and "--Meetings; Voting."

                            If the General Partner is removed or otherwise withdraws as the general partner prior to having elected to convert its right to receive Incentive Compensation Payments into a right to receive incentive distributions, its right to receive Incentive Compensation Payments will terminate.


Use of Proceeds.........    The net proceeds from the sale of the Common Units
                            offered hereby are estimated to be approximately
                            $141.4 million, assuming an initial public offering price of $20.625 per Common Unit and after deducting the underwriting discount and expenses of the Offering. All of the net proceeds of this Offering, less $5 million to be retained by the Partnership for at least one year to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and the Subordinated OLP Units, will be paid to Basis and Howell by the Partnership to acquire a portion of their Combined Operations.
                            See "Use of Proceeds" and "Cash Distribution
                            Policy."

Listing.................    The Common Units have been approved for listing on
                            the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

NYSE Symbol.............    "GEL"

                         SUMMARY OF TAX CONSIDERATIONS

  The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult his own tax advisor about the federal, state and local tax consequences of an investment in Common Units.

  The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to federal income tax laws, is based in part upon the opinion of Andrews & Kurth L.L.P., counsel to the General Partner and the Partnership, described in "Tax Considerations." This summary is qualified by the discussion in "Tax Considerations," particularly the qualifications on the opinions of Counsel described therein.

PARTNERSHIP STATUS

  In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, and a Common Unitholder will be required to report in his federal income tax return his share of the Partnership's income, gains, losses and deductions. In general, cash distributions to a Common Unitholder will be taxable only if, and to the extent that, they exceed such Unitholder's tax basis in his Common Units.

PARTNERSHIP ALLOCATIONS

  In general, annual income and loss of the Partnership will be allocated to the General Partner and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partner and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Partnership for each taxable year of the Partnership ending within or with the Unitholder's taxable year whether or not cash distributions are made to him. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by him with respect to such income) may exceed the cash, if any, actually distributed to such Unitholder.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

  The Partnership estimates that a purchaser of Common Units in the Offering who holds such Common Units through December 31, 1999 will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 35% of the cash distributed with respect to that period. The Partnership further estimates that after 1999, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to the Unitholders. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and such differences could be material. See "--Amortization of Intangible

Assets" and "Tax Considerations--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions."

AMORTIZATION OF INTANGIBLE ASSETS

  The Partnership intends to amortize the Purchased Intangibles and the Contributed Intangibles. The ability of the Partnership to amortize both the Purchased Intangibles and Contributed Intangibles depends on the inapplicability of a certain provision of the anti-churning rules under Section 197 of the Code, and Counsel is of the opinion that such provision should not apply. No assurance can be given that the amortization will be sustained if challenged. If such amortization were successfully challenged, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase from approximately 35% to approximately 70%. Furthermore, there is additional uncertainty about the ability of the Partnership to amortize the Contributed Intangibles under a different provision of Section 197. Due to the absence of authority interpreting this provision, Counsel has not rendered an opinion with regard to the application of this provision to the Contributed Intangibles. If the Partnership were able to amortize the Purchased Intangibles but not the Contributed Intangibles, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase from approximately 35% to approximately 50%. See "Tax Considerations--Tax Treatment of Operations--Initial Tax Basis, Depreciation and Amortization."

BASIS OF COMMON UNITS

  A Unitholder's initial tax basis for a Common Unit purchased in the Offering will be the amount paid for the Common Unit plus his share of Partnership nonrecourse liabilities, if any. A Unitholder's basis is generally increased by his share of Partnership income and any increase in his share of Partnership nonrecourse liabilities and decreased by his share of Partnership losses and distributions and any decrease in his share of Partnership nonrecourse liabilities.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

  In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any Partnership losses will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be deducted when the Unitholder disposes of all of his Common Units in a fully taxable transaction with an unrelated party. In addition, a Unitholder may deduct his share of Partnership losses to the extent that losses do not exceed his tax basis in his Common Units or, in the case of taxpayers subject to the "at risk" rules (such as individuals), the amount the Unitholder is at risk with respect to the Partnership's activities, if less than such tax basis.

SECTION 754 ELECTION

  The Partnership intends to make the election provided for by Section 754 of the Code, which will generally permit a Unitholder to calculate income and deductions by reference to the portion of his purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

  A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse liabilities) and his adjusted tax basis in such Common Units. Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in the following states which currently impose a personal income tax: Louisiana, New Mexico, Oklahoma, Alabama, Mississippi and Kansas. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

  An investment in Common Units by tax-exempt organizations (including individual retirement accounts and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income, and thus will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Common Unit and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

  The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Partnership will not be subject to this registration requirement on the basis that it will not constitute a tax shelter. Nevertheless, the Partnership will be registered as a tax shelter with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations-- Administrative Matters--Registration as a Tax Shelter."

                                 RISK FACTORS

  A prospective investor should carefully consider the following risk factors, as well as the other information set forth in this Prospectus, before purchasing the Common Units offered hereby.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

 CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH PARTNERSHIP PERFORMANCE

  Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including cash flow generated from operations, ability to maintain or increase purchases of crude oil from producers, capital expenditures, costs of acquisitions (including related debt service payments), issuances of debt and equity securities by the Partnership, fluctuations in working capital, debt service requirements, adjustments in reserves, prevailing economic conditions and financial, business and other factors, many of which will be beyond the control of the Partnership and the General Partner. In addition, the Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business. Additions to reserves established for the Partnership by the General Partner will reduce the amount of Available Cash. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to partners by the Partnership.

  The obligation of Salomon Inc to purchase APIs is subject to certain limitations and does not constitute a guarantee that the Minimum Quarterly Distribution will be made on the Common Units. The Partnership is not required to distribute to holders of Common Units the cash received from the issuance of APIs, and the Partnership may use such cash for other purposes. Therefore, under certain circumstances, the support obligations may not ensure that there is cash sufficient to permit the Partnership to distribute the Minimum Quarterly Distribution on the Common Units.

 UNITHOLDERS WILL HAVE LIMITED VOTING RIGHTS; THE GENERAL PARTNER WILL CONTROL THE PARTNERSHIP

  The General Partner will manage and control the operations of the Partnership. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership. See "The Partnership Agreement."

 THE GENERAL PARTNER MAY CALL THE COMMON UNITS

  If at any time less than 20% of the then issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then current market price of the Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. See "The Partnership Agreement-- Limited Call Right."

 THE PARTNERSHIP'S CREDIT STANDING AND CAPITAL RESOURCES MAY NOT BE SUFFICIENT TO MAINTAIN THE LEVEL OF ITS PURCHASING AND MARKETING ACTIVITIES

  The Partnership will engage in transactions involving large dollar amounts, and therefore the Partnership's credit standing and capital resources will be major aspects of its business. The

Partnership's financial resources will be a major consideration for parties that enter into transactions with the Partnership, and such parties may require letters of credit, other credit support or evidence of financial responsibility prior to entering into transactions with the Partnership. The General Partner believes that the Partnership's ability to obtain letters of credit to support its purchases of crude oil will be fundamental to the Partnership's basic purchasing, exchange and marketing activities. Any significant decrease in the Partnership's financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support or increase the cost of obtaining letters of credit. In such event, the Partnership's ability to maintain or increase the level of its purchasing and marketing activities, and its profitability, could be adversely affected.

  Pursuant to the Master Credit Support Agreement, Salomon Inc will provide transitional credit support in the form of guarantees, up to prescribed limits that will decline over a period ending December 31, 1999. See "Credit Support Facilities." The cost of such credit support by Salomon Inc will increase over the three-year period from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. Pursuant to the Master Credit Support Agreement, Basis will use its reasonable best efforts to provide, for a period of six months ending May 31, 1997, a line of credit for working capital purposes of up to $50 million, including direct cash advances not to exceed $35 million outstanding at any one time and letters of credit that may be required in the ordinary course of the Partnership's business. The amount available at any time under the Salomon Inc guarantee support pursuant to the Master Credit Support Agreement will be reduced by the amount of any advances or lines of credit utilized under the working capital facility provided by Basis and by the amount of any obligation to a third party to the extent that such third party has a prior security interest in the collateral under the Master Credit Support Agreement. Salomon Inc and Basis will receive a security interest in all of the Partnership's receivables and inventories to secure obligations under the Master Credit Support Agreement.

  The Partnership's pro forma consolidated financial statements include the weighted average rate for the credit support to be provided by Salomon Inc and Basis, although such rate may differ from the actual cost incurred in the future. The cost of credit support provided by Salomon Inc in support of the operations of Basis Gathering is not included in the historical financial information included for Basis Gathering. Prior to the expiration of the applicable six-month and three-year periods, respectively, it is expected that the Partnership will have arranged for a working capital facility through one or more third party lenders and for third party support to provide letters of credit to replace the Salomon Inc guarantees. In order to have sufficient credit support in 1998 and 1999, when the amounts of Salomon Inc's guarantees will be reduced, the Partnership may have to enter into a supplemental or replacement guaranty facility with a third party. Salomon Inc must approve any such facility in its sole discretion. There can be no assurance that the Partnership will have sufficient credit during the respective six-month and three-year periods. Nor can there be any assurance that the Partnership will be able to obtain replacement credit or credit support following the expiration of such periods or that the terms of any replacement facility will not be on terms less favorable to the Partnership than the credit support provided by Basis or Salomon Inc. In any event, neither Salomon Inc nor Basis will be under any obligation to provide guarantees or other credit support after such periods. Salomon Inc's obligation to provide credit support at any time is dependent on the satisfaction of certain conditions. If the General Partner is removed for any reason without its consent or there is an event of default under the Master Credit Support Agreement, Salomon Inc's and Basis' obligations to provide credit support will terminate, subject to rights of third parties for scheduled transactions prior to such termination. No assurance can be given that suppliers will sell crude oil to the Partnership on credit terms as favorable as those made available to the Combined Operations separately prior to the closing of the Offering.

  The credit support limit established in the Master Credit Support Agreement for the initial year was established by reference to historical requirements of Basis Gathering as well as market conditions. A portion of the Master Credit Support Agreement will be used to cover NYMEX margin funding requirements. The amount of credit support in the form of guarantees or stand-by letters of credit required for the conduct of the Partnership's business depends on the aggregate price it pays for crude oil, the extent to which crude oil producers require the Partnership to obtain guarantees or stand-by letters of credit in connection with its crude oil purchases and the extent to which the Partnership is able to offset the credit required for its crude oil purchases and sales through a compromise of claims with other industry participants. If crude oil prices increase or if producers require a significantly higher percentage of crude oil purchases to be supported by guarantees or letters of credit, the credit support available to the Partnership through Salomon Inc or through financial institutions could be insufficient to support crude oil purchases at current levels.

  Salomon Inc's and Basis' obligations to provide credit support pursuant to the Master Credit Support Agreement will be subject to certain operating and financial covenants. Payment or covenant defaults under such agreement, unless cured within applicable time limitations, would result in the termination of the credit support obligations of Salomon Inc and Basis. Salomon Inc's obligations under the Master Credit Support Agreement will be transferable subject to certain conditions. See "Certain Relationships and Related Transactions."

  For a further discussion of the Master Credit Support Agreement, see "Credit Support Facilities."

  The Partnership does not have established relationships with commercial banks or other lenders. No assurance can be given that the Partnership will be able to obtain credit facilities, that such credit facilities will be adequate to support the Partnership's working capital needs or capital expenditure requirements or that the General Partner will not limit the Partnership's business or expansion activities because of concerns regarding limitations on the Partnership's ability to obtain financing. In addition, the terms and conditions of any such substitute facilities may include terms that are not as favorable to Genesis as those contained in the Master Credit Support Agreement. The Partnership's liquidity and access to capital will be important factors in its ability to expand its business through acquisitions or otherwise. The Partnership's working capital needs will depend on a number of other factors beyond the control of the General Partner. A significant increase in margin requirements relating to the Partnership's NYMEX hedging activities (which could result from changes in regulations or a significant crude oil price increase) could increase the Partnership's needs for working capital and credit.

 DISTRIBUTION SUPPORT IS LIMITED

  The obligation of Salomon Inc to contribute additional cash to the Partnership pursuant to the Distribution Support Agreement does not constitute a guarantee that the Minimum Quarterly Distribution will be made on the Common Units. Salomon Inc's obligation is limited to a maximum amount outstanding at any one time of approximately $15.3 million (approximately $17.6 million if the Underwriters' over-allotment option is exercised in full) and will terminate on December 31, 2001. Such obligation is subject to early termination after December 31, 1999 if the Partnership satisfies certain cash distribution and earnings tests, and is subject to certain other limitations and adjustments. The Partnership has no obligation to distribute any funds provided by Salomon Inc. The Common Unitholders have no rights, separate and apart from the Partnership, to enforce the obligation of Salomon Inc to make such cash contributions.

 MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS MAY BE ADJUSTED DOWNWARD

  The Minimum Quarterly Distribution and the Target Distribution Levels are subject to downward adjustment in the event that Unitholders receive distributions of Available Cash from Capital Surplus. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to downward adjustment in the event legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If, as a result of distributions of Available Cash from Capital Surplus, the Unitholders receive a full return of the Initial Unit Price and any outstanding Common Unit Arrearages, and any outstanding APIs are redeemed, the General Partner will be entitled to receive the maximum level of Incentive Compensation Payments. The reduction of the Minimum Quarterly Distribution will also proportionately reduce Salomon Inc's obligation to purchase APIs pursuant to the Distribution Support Agreement. See "Cash Distribution Policy--General," "--Distributions from Capital Surplus" and "--Distribution Support."

 SUBORDINATED OLP UNITS SHARE EQUALLY IN CASH DISTRIBUTIONS AFTER CONVERSION

  The Subordinated OLP Units will convert into Common OLP Units upon the expiration of the Subordination Period. In addition, up to one half of the Subordinated OLP Units may convert into Common OLP Units prior to the end of the Subordination Period (one quarter after December 31, 1999 and an additional one quarter after December 31, 2000) if the Partnership satisfies certain cash distribution and earnings tests. Subordinated OLP Units that have converted into Common OLP Units will share equally in distributions of Available Cash with the Common Units, thereby increasing the amount of Available Cash necessary to meet the Minimum Quarterly Distribution on all of the Common Units and Common OLP Units. Upon the request of Basis or Howell, the Operating Partnership will be obligated to redeem the Common OLP Units with the net proceeds of a sale of Common Units by the Partnership.

 PURCHASERS OF COMMON UNITS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Units offered hereby will experience immediate and substantial dilution in net tangible book value of $12.25 per Common Unit from the initial public offering price. See "Dilution." Basis and Howell received an aggregate interest of 31.82% in the Partnership in connection with the transfer of assets, which prior to the Offering had a negative net tangible book value per Unit of ($13.47) (assuming an initial public offering price of $20.625 per Unit).

 THE PARTNERSHIP MAY ISSUE ADDITIONAL COMMON UNITS, THEREBY DILUTING EXISTING UNITHOLDERS' INTERESTS

  The Partnership may issue additional Common Units and other interests in the Partnership for such consideration and on such terms and conditions as are established by the General Partner, in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,750,000 additional Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option, in connection with the redemption of Common OLP Units or in connection with Acquisitions or Capital Improvements permitted under the Partnership Agreement) or an equivalent number of securities ranking on a parity with the Common Units without the approval of the holders of a majority of the outstanding Common Units. After the end of the Subordination Period, the Partnership may issue an unlimited number of Partnership securities of any type without the approval of the Unitholders. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue Partnership securities ranking junior to the Common Units at any time. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking senior to or on a parity with the Common Units may dilute the value of the interests of the then existing holders of Common Units in the net assets of the Partnership. Furthermore, the conversion of some or all of the Subordinated OLP Units into Common OLP Units and the issuance of Common Units upon the exercise of the Underwriters' over-allotment option (in which case the proceeds of the sale of additional Common Units will be used to redeem Subordinated OLP Units held by Basis and Howell) will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing the Partnership's Minimum

Quarterly Distribution obligation with respect to the Subordinated OLP Units. The conversion of Subordinated OLP Units into Common OLP Units prior to the end of the Subordination Period will increase the total number of Common Units outstanding, thereby reducing the maximum amount of Salomon Inc's API contribution obligation available per Common Unit.

 NO REMOVAL OF THE GENERAL PARTNER WITHOUT CAUSE

   The General Partner may not be removed without Cause. The General Partner may be removed for Cause upon the approval of such removal and the election of a successor general partner by the holders of at least 66 2/3% of the outstanding Common Units (including Common Units held by the General Partner and its affiliates). In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner or otherwise change the management of the Partnership. If the General Partner is removed as general partner of the Partnership without its consent, Salomon Inc's and Basis' credit support obligations will terminate, subject to rights of third parties for scheduled transactions prior to such termination. Further, if at any time any person or group (other than the General Partner or its affiliates) beneficially owns 20% or more of the total Common Units, such person or group will lose voting rights with respect to all of its Common Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See "The Partnership Agreement--Withdrawal or Removal of the General Partner."

 POTENTIAL CHANGE OF CONTROL OF THE GENERAL PARTNER

  There are no restrictions on the ability of either Basis or Howell to transfer its membership interest in the General Partner. If Basis or Howell were to transfer all or part of its membership interest, a change of control of the General Partner could occur, and, under certain circumstances, the General Partner could be managed by an entity unrelated to Basis, Howell or Salomon Inc.

 DEPENDENCE UPON BASIS FOR SUPPORT SERVICES AND BUSINESS

  In addition to its obligations under the Master Credit Support Agreement, Basis has agreed to provide certain administrative and NYMEX transaction clearing services to the Partnership for which it will be reimbursed its expenses but for which it will not receive compensation. Basis may terminate this agreement at any time upon 90 days' notice. The General Partner estimates that if Basis ceased providing these services and the Partnership had to provide them itself or hire third parties to do so, the incremental cost to the Partnership would be $1.3 million per year. Of such amount, $1.0 million would be due to the Partnership's increased costs to clear through third parties transactions that are currently cleared by Basis on the NYMEX. Salomon Inc's obligations to provide credit support under the Master Credit Support Agreement are independent of Basis' obligations to provide these support services.

  Historically, the purchasing and marketing activities of Basis Gathering benefitted from the other related activities of Basis' refining operations, which enabled market information learned in such trading activities to be disseminated rapidly to Basis Gathering personnel. As a result of becoming an independent entity, the Partnership's purchasing and marketing activities will no longer have direct access to such information.

  In addition, the Partnership will enter into a one-year contract with a 30-day evergreen provision with Basis to continue to supply Basis' refinery at Krotz Springs, Louisiana with a portion of its crude oil requirements. Basis will pay market-based prices for the crude oil. In the year ended December 31, 1995 and the first nine months of 1996, Basis Gathering supplied 5.4 million barrels and 4.2 million barrels of crude oil, respectively, to the Krotz Springs refinery. In the event the refinery is sold or closed, the contract may be terminated by Basis on 60 days' notice or a buyer may renegotiate the contract on terms less favorable to the Partnership. Any such termination of the contract may have an adverse effect on the Partnership.

 UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES; LIABILITY FOR RETURN OF CERTAIN DISTRIBUTIONS

  The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove the General Partner with Cause, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a General Partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of any improper distribution for a period of three years from the date of the distribution. See "The Partnership Agreement--Limited Liability" for a discussion of the limitations on liability and the implications thereof to a Unitholder.

 PAYMENTS TO THE GENERAL PARTNER

  Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $1.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner and its affiliates in fiscal 1995. In addition, the General Partner and its affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the General Partner. In return for providing management and other services to the Partnership, the General Partner will receive Incentive Compensation Payments to the extent the Target Distribution Levels are reached.

 NO ESTABLISHED PUBLIC MARKET FOR THE COMMON UNITS

  Prior to the Offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations among the General Partner and the representatives of the several Underwriters. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." No assurance can be given as to the market prices at which the Common Units will trade. The Common Units have been approved for listing on the NYSE, subject to official notice of issuance.

 HOLDERS OF COMMON UNITS HAVE NOT BEEN REPRESENTED BY COUNSEL

  The holders of Common Units have not been represented by counsel in connection with the Offering or the preparation of the Partnership Agreement and the other agreements referred to herein.

 PARTNERSHIP ASSUMPTIONS CONCERNING FUTURE OPERATIONS MAY NOT BE REALIZED

  In establishing the terms of the Offering, including the number and initial offering price of the Common Units, the number of Subordinated OLP Units and the Minimum Quarterly Distribution, the Partnership relied on certain assumptions concerning its operations, including the assumption that supply and demand conditions in crude oil markets from the closing of the Offering through December

31, 1997 will not be as favorable as conditions experienced during the first six months of 1996 but instead will be more similar to conditions experienced in 1994 and 1995. The General Partner has assumed that these less favorable market conditions will result in somewhat lower gross margins on a per barrel basis than those realized in the first six months of 1996 but that the impact of the margin reductions will be offset in part by relatively moderate projected increases in pipeline utilization and gathering volumes. The General Partner has also assumed the successful integration of the Combined Operations and the sufficiency of credit available to the Partnership for its operations. Although the General Partner believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the General Partner's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Cash Distribution Policy--Cash Available for Distribution."

 POSSIBLE INABILITY TO OBTAIN CONSENTS AND TITLE DOCUMENTS TO ASSET TRANSFERS

  Concurrently with the closing of the Offering, Basis and Howell will convey the Combined Operations to the Partnership. Most of Basis' and Howell's leasehold interests in real and personal property and certain of Basis' and Howell's permits, licenses and other rights are transferable to the Partnership only with the consent of the lessor or other third party. In addition, with respect to owned real property of Basis and Howell, searches of local records may be necessary to obtain documents evidencing chain of title in order to prepare the documentation to transfer such real property interests, and certain of such documents may not be available on a timely basis. The failure by the Partnership to obtain any such consents or title documents and its resulting inability to obtain any such leasehold rights, permits, licenses, other rights or property interests could have a material adverse effect on the Partnership. However, the General Partner believes that the Partnership will have the licenses, permits, rights and property interests that will enable the Partnership to conduct its crude oil marketing, gathering and pipeline business in a manner similar in all material respects to that of the Combined Operations prior to the closing of the Offering and that any failure to obtain such licenses, permits, rights or property interests will not have a material adverse impact on the business of the Partnership as described in this Prospectus. See "Business--Title to Properties."

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

 CONFLICTS OF INTEREST COULD ARISE BETWEEN THE PARTNERSHIP AND THE GENERAL
PARTNER

  Conflicts of interest could arise as a result of the relationships between the Partnership and holders of the Common Units, on the one hand, and the General Partner and its affiliates, including Salomon Inc, on the other. The General Partner, which is a limited liability company, will be managed by its members, Basis and Howell. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the interests of the members of the General Partner and its affiliates. In resolving conflicts of interest, including conflicts that may involve Salomon Inc under the Distribution Support Agreement or the Master Credit Support Agreement, the Partnership Agreement permits the General Partner to consider the interests of all parties involved in the conflict, including the interests of the General Partner and its affiliates. Furthermore, the principal terms of the Partnership Agreement, the Operating Partnership Agreement, the Master Credit Support Agreement, the Contribution Agreement, the Distribution Support Agreement and other agreements referred to herein did not result from arm's-length discussions with unrelated parties.

  The Partnership will not have any employees and will rely solely on employees of the General Partner and its affiliates. Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in providing corporate staff and support services to the Partnership.

  Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets. Any agreements between the Partnership and the General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

  Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

 AFFILIATES OF THE GENERAL PARTNER ARE PERMITTED TO COMPETE WITH THE PARTNERSHIP AND ENTER INTO TRANSACTIONS WITH THE PARTNERSHIP

  Affiliates of the General Partner (including Basis, Phibro Inc., Salomon Inc and Howell) are not prohibited from engaging in any activities other than the business of (a) crude oil gathering at the wellhead in the states of Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas, or any states contiguous to such states, or (b) transporting for third parties crude oil by pipeline along the routes of the Partnership's crude oil pipelines owned at the time of completion of the Offering. The restrictions are subject to certain exceptions, including: (w) affiliates will not be restricted from any activity incidental to their refinery operations so long as such activities are not substantially in competition with the lease gathering operations of the Partnership, (x) if Salomon Inc, Basis or Howell were to sell or otherwise dispose of its entire interest (direct and indirect) in the General Partner and the Partnership to an unaffiliated party, such restrictions would no longer apply to the party making such sale or disposition or its affiliates, (y) such restrictions will not prevent affiliates from entering into joint ventures or strategic alliances with the Partnership and (z) such restrictions will not apply to purchases of crude oil for feedstock supply for Howell's research and reference fuels business. Except as specifically restricted, any affiliates of the General Partner may engage in any business or activity whether or not such activity may be in competition with the Partnership, including purchasing crude oil in bulk, executing crude oil exchanges, executing trades in the crude oil futures market, providing hedges and risk management services and conducting pipeline operations not precluded by clause (b) of the first sentence of this paragraph. In addition, all of the restrictions described above lapse after ten years from the completion of the Offering. Furthermore, the Partnership Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership. It shall not constitute a breach of the Partnership Agreement for the affiliates of the General Partner to engage in any competitive activities not specifically precluded by the Partnership Agreement. The Partnership will have extensive ongoing relationships and transactions with Salomon Inc, Basis and Howell. See "Certain Relationships and Related Transactions."

 AFFILIATES OF THE GENERAL PARTNER MAY EXERCISE CONTROL OVER THE PARTNERSHIP

  Decisions of the General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. Such decisions by the General Partner may have the effect of (a) enabling

Basis and Howell to receive distributions on the Subordinated OLP Units and the General Partner to receive Incentive Compensation Payments, (b) reducing the contribution obligations of Salomon Inc pursuant to the Distribution Support Agreement or (c) accelerating the redemption of APIs, the expiration of the Subordination Period or the conversion of Subordinated OLP Units into Common OLP Units. The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. Under the terms of the Master Credit Support Agreement and through its indirect control of the General Partner, Salomon Inc can control the risk management policies, and thereby the business activities and transactions, of the Partnership. The obligation of Salomon Inc to provide distribution support and credit support to the Partnership may affect the criteria used by the General Partner (which is controlled by Basis and indirectly by Salomon Inc) in evaluating, and may reduce the likelihood of Salomon Inc or Basis approving, certain business opportunities, such as the issuance of debt, the issuance of additional Common Units and the consummation of possible acquisitions.

 THE GENERAL PARTNER HAS A RELATIONSHIP WITH THE LEAD UNDERWRITER

  Salomon Brothers, the lead underwriter of the Offering, and Basis are each wholly owned subsidiaries of Salomon Inc. After the completion of the Offering, Basis will hold a 54% member's interest in the General Partner and a 16.10% subordinated limited partner interest in the Operating Partnership. Salomon Inc is providing credit support and distribution support to facilitate the Offering.

 THE GENERAL PARTNER'S FIDUCIARY DUTY IS LIMITED

  Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders (i) by virtue of any action to which the holders of Common Units are deemed to have consented by purchasing Common Units or (ii) if the General Partner's resolution of any conflict of interest is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The General Partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the Partnership without undue risk of liability.

  The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

  The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest."

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

 THE PARTNERSHIP'S OPERATING MARGINS ARE VARIABLE AND MAY BE INSUFFICIENT TO PAY CASH DISTRIBUTIONS

  The Partnership's margins from its gathering and marketing operations are generated by the difference between the price of the crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of aggregation and transportation, and the margins from its pipeline operations are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. The Partnership's ability to generate cash for distribution depends upon the margins realized in its gathering, marketing and pipeline operations. The Partnership's margins vary in both its gathering and marketing and its pipeline operations from period to period and are affected by factors outside the control of the General Partner, such as changes in U.S. crude oil inventories. Margins in the first half of 1996 reflect, in part, unusually favorable market conditions that subsequently deteriorated in the third quarter. The decline in margins in the third quarter of 1996 was due in part to the effects of increased U.S. crude oil inventories, a decline in the premium received for prompt delivery of crude oil, the expiration of a favorable contract provision with one of the Partnership's principal customers, increased competition and delays in negotiating lower producer payments and bonuses in response to changed market conditions. The volatility of crude oil gathering and marketing margins results primarily from changes in market conditions, increases in competition and other factors outside the General Partner's control. Management currently anticipates that supply and demand conditions in crude oil markets from the closing of the Offering through December 31, 1997 will not be as favorable as those experienced during the first six months of 1996, but instead will be more similar to conditions experienced in 1994 and 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Gross Margin."

 DEPENDENCE UPON VOLUMES OF CRUDE OIL

  The Partnership's profitability will depend in large part on the volumes of crude oil it purchases and gathers at the wellhead. To maintain its volumes of crude oil purchased, the Partnership must continually contract for new supplies of crude oil in amounts sufficient to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers (such as delays in receipt of proceeds while awaiting the preparation of new division orders), producers typically do not change purchasers on the basis of minor variations in price. Thus, the Partnership may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

  Sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. To the extent that low crude oil prices result in lower volumes of crude oil available for purchase at the wellhead, the Partnership may experience lower margins as competition for available crude oil intensifies. In addition, a sustained depression in crude oil prices could result in the bankruptcy of certain producers. Although bankruptcy proceedings are not likely to terminate production from oil wells, they may disrupt purchasing arrangements and have other adverse consequences. Alternatively, sustained high crude oil prices can limit the volumes of crude oil purchases by the Partnership if sufficient credit support for its activities is unavailable.

 DEPENDENCE UPON THE PARTNERSHIP'S CRUDE OIL SUPPLY TO ITS PIPELINES

  The Partnership's pipeline systems are dependent upon the demand for crude oil by refineries connected to the Partnership's pipelines as well as the level of supply of crude oil received from the geographic regions surrounding the Partnership's pipeline systems and the volumes of crude oil shipped from connecting pipelines. These volumes are in part determined by the sale price that a shipper can receive by utilizing the Partnership's pipelines to access end markets. If a decline in refinery demand for crude oil occurs or a decline in the crude oil production in those geographic regions occurs or market conditions adversely affect the level of supply from connecting pipelines, the throughput on the Partnership's pipeline systems, and therefore the Partnership's profitability, will also decline.

 CERTAIN OF THE PARTNERSHIP'S PRICE RISKS ARE NOT HEDGED; COST INCREASE

  Generally, as Genesis purchases crude oil, it simultaneously establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. It is the Partnership's policy not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These price risk management strategies cannot, however, eliminate all price risks. Any event that disrupts the Partnership's anticipated physical supplies of crude oil may expose it to risk of loss resulting from price changes. For example, if the General Partner inaccurately forecasts the shut-in of production as the result of apportionment of pipeline space on common carrier pipelines, the Partnership might be unable to meet its supply commitments with the barrels purchased at the wellhead. The Partnership would be forced to make purchases elsewhere in order to meet its commitments, and in the event prices change adversely, the Partnership's margins also may be adversely affected. Moreover, the Partnership will be exposed to some risks that are not hedged, including certain basis risks (the risk that price differentials between delivery points, delivery periods or types of crude oil will change) and price risks on certain portions of its inventory, such as its pipeline fill, which must be maintained in order to transport crude oil on the pipelines. For accounting purposes, the Partnership may record losses on a portion of the unhedged inventory due to market price declines, although such losses would have no impact on cash flow as long as the Partnership continues to operate its pipelines. In addition, as a result of becoming an independent entity, following the Transactions, the Partnership's clearing costs relating to hedging its crude oil purchases on the NYMEX will increase by approximately $0.8 million per year, which is included in the pro forma financial information included in this Prospectus (an additional $1.0 million per year in the event Basis ceases for any reason to provide certain NYMEX services to the Partnership), and the Partnership will no longer have direct access to certain market information used in Basis' operations.

 PARTNERSHIP PROFITABILITY IS AFFECTED BY COMPETITION

  There is intense competition among all participants in the business for purchases of crude oil at the wellhead. As an example, in the third quarter of 1996, as sales prices for crude oil fell, many competitors of the Partnership attempted to increase market share by continuing to pay higher bonuses to producers. The Partnership's largest independent competitors in the purchase of crude oil at the wellhead are Koch Oil Company, Scurlock Permian Oil Company, an affiliate of Ashland Inc., Texaco Trading & Transportation Co., Inc. and EOTT Energy Partners, L.P., an affilate of Enron Corp., each of which has substantial financial resources. See "Business--Competition." In most areas, Genesis competes with other pipelines for crude oil to transport. Competing crude oil pipelines lie near Genesis' principal pipelines, except for the Jay System and the Main Pass System, which are the only crude oil pipeline systems serving their respective geographic areas.

 THE PARTNERSHIP WILL BE DEPENDENT UPON KEY PERSONNEL

  The Partnership's management group includes certain key employees which include John P. vonBerg, Mark J. Gorman, John M. Fetzer and Allyn R. Skelton,
II. The failure of the Partnership to retain key members of its senior management team could adversely affect its operations.

 THE PARTNERSHIP HAS NO HISTORY OF COMBINED OPERATIONS

  The Partnership has conducted no operations and generated no revenues to date. Although most of the persons responsible for managing and operating the respective crude oil gathering, marketing and pipeline operations of Basis and Howell prior to the formation of the Partnership will continue to be responsible for managing and operating the Combined Operations after the Offering, there can be no assurance that the Partnership will be able to successfully integrate the Combined Operations or institute the necessary systems and procedures to successfully manage the combined enterprise on a profitable basis. The combined historical financial results of the Combined Operations only cover periods when the Combined Operations were not under common control and management and, therefore, may not be indicative of the Partnership's future financial and operating results. The inability of the Partnership to successfully integrate the Combined Operations would have a material adverse effect on the Partnership's business, financial condition and results of operations.

 CREDIT REVIEW AND ANALYSIS IS A MAJOR ASPECT OF THE PARTNERSHIP'S OVERALL BUSINESS

  Credit review and analysis is a major aspect of the Partnership's overall business. Because the Partnership may extend credit to certain customers in large amounts, it is important that its credit review, evaluation and control mechanisms work properly and also comply with management practices required pursuant to the Master Credit Support Agreement. In those cases where the Partnership provides division order services for crude oil purchased at the wellhead, the Partnership may be responsible for distribution of proceeds to all parties. In other cases, the Partnership pays a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. This arrangement exposes the Partnership to operator credit risk, and therefore it must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend the Partnership in case of a protest, action or complaint. Even if the Partnership's credit review and analysis mechanisms work properly, there can be no assurance that the Partnership will not experience losses in dealings with other parties.

 THE PARTNERSHIP MAY NOT BE SUCCESSFUL IN GROWING THROUGH ACQUISITIONS

  The Partnership intends to expand its business in part through selective acquisitions. Although the Partnership evaluates acquisition opportunities on a regular basis, there can be no assurance that any such acquisitions will be consummated or that the Partnership will be able to identify attractive acquisition candidates in the future, to acquire assets or businesses on economically acceptable terms or to finance any such acquisition. Furthermore, there can be no assurance that any debt incurred to finance an acquisition will not adversely affect the ability of the Partnership to make distributions to the Unitholders, or that any acquisitions will not be dilutive of earnings and distributions to the Unitholders.

 COSTS AND RESTRICTIONS OF ENVIRONMENTAL REGULATION

  The business of the Partnership is subject to the jurisdiction of governmental agencies with respect to safety, health and environmental and other regulatory matters. Although the General Partner believes that the Partnership is in compliance in all material respects with applicable environmental laws and regulations, the Partnership could be adversely affected by environmental costs and liabilities that may be incurred, such as those arising from pipeline ruptures or oil spills, or increased costs resulting from failure to obtain all required operating or other regulatory consents and approvals. Legislation is currently pending before Congress to require financial assurance for oil spill related costs and damages. Federal and state agencies also could change the tariffs pipelines may charge or impose additional safety requirements, any of which could affect the Partnership's profitability.

 THE PARTNERSHIP'S BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION

  The Partnership's interstate common carrier pipeline systems are subject to regulation by FERC under the Interstate Commerce Act, which requires, among other things, that pipeline rates be just and reasonable and not unduly discriminatory. The Interstate Commerce Act permits challenges by an economically interested person to proposed new or changed rates by protest, and to rates that are already effective by complaint. Proposed new or changed rates may be suspended by FERC for up to seven months and allowed to become effective subject to investigation and potential refund. Rates that are already effective may be ordered to be reduced for the future and, upon an appropriate showing, reparations may be awarded for damages sustained by a complainant as a result of such rates for up to two years prior to the filing of a complaint. FERC's regulatory authority extends to such matters as the Mississippi, Jay and Main Pass Systems' cost of service from tariff, rate of return on equity, the services that the Partnership is permitted to perform or abandon on the Mississippi, Jay and Main Pass Systems, the ability of the Partnership to seek recovery of various categories of costs, the acquisition, construction and disposition of assets by the Partnership in relation to the Mississippi, Jay and Main Pass Systems, and the level of competition within the interstate pipeline industry. See "Business--Regulation--Pipeline Regulation." No assurance can be given that FERC will continue to permit the Partnership's Mississippi and Jay Systems to use their respective forms and levels of tariff. Under FERC regulations, customers will have the opportunity to contest the Partnership's rates or rate structure and may raise any issues. While the Partnership is optimistic that existing rates will be maintained, if the Partnership's rates were successfully challenged, the amount of cash available for distribution to holders of Units could be materially reduced.

  In a proceeding involving Lakehead Pipe Line Company, Limited Partnership (Opinion No. 397), FERC concluded that for pipelines owned by partnerships there should not be a corporate income tax allowance built into a pipeline's rates to reflect income attributable to individual partners since individual partners, unlike corporate partners, do not pay a corporate income tax. Opinion No. 397 was affirmed on rehearing in May 1996. On October 18, 1996, FERC approved a settlement that resolved all of the appeals of the Lakehead opinions that had been taken before the Court of Appeals of the District of Columbia Circuit. The order approving the settlement cautioned that approval of the settlement did not constitute approval of, or precedent regarding, any principle or issue raised in the Lakehead opinions. If a challenge were made to Genesis' rates and FERC were to disallow the corporate income tax allowance in the cost of service of the Jay and Mississippi Systems on the basis set forth in the Lakehead order, Genesis might be required to reduce its tariffs. See "Business--Regulation."

  Some local government jurisdictions in Texas have taken or are proposing to take actions to force pipeline transmission companies to pay franchise fees for pipelines, including crude oil pipelines, that pass through their jurisdiction or that cross city streets. Should these proposals be implemented, the Partnership may be required to pay additional fees.

   The Partnership must comply with the Commodity Exchange Act ("CEA") and the requirements of the NYMEX in connection with its risk management system, and if additional legislation or regulations are adopted under the CEA, costs incurred by the Partnership in connection with its risk management system could increase. Costs of the Partnership's risk management system are not billed to its customers.

 THE PARTNERSHIP'S ACTIVITIES WILL BE SUBJECT TO CERTAIN INTERRUPTIONS AND OPERATIONAL HAZARDS

  The Partnership's activities are subject to certain operational hazards and unforeseen interruptions. The Partnership's operations could be interrupted by natural disasters, adverse weather or other events beyond the General Partner's control. Although the Partnership will carry insurance with respect to certain casualty occurrences, a casualty occurrence might result in the uninsured loss of equipment or life, as well as uninsured injury and extensive property or environmental damage.

TAX RISKS

  For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

 TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

  The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Based on certain representations made by the General Partner and the Partnership, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or will be requested, and the opinion of Counsel is not binding on the IRS. Moreover, in order for the Partnership to continue to be classified as a partnership for federal income tax purposes, at least 90% of the Partnership's gross income for each taxable year must consist of qualifying income. See "Tax Considerations--Partnership Status."

  If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates (currently at a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units. See "Tax Considerations--Partnership Status."

  There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement relating to the subordination of distributions on Subordinated OLP Units will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

 NO IRS RULING WITH RESPECT TO TAX CONSEQUENCES

  No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

 UNCERTAINTY OF ABILITY TO AMORTIZE PARTNERSHIP INTANGIBLES

  The Partnership intends to amortize the Purchased Intangibles and the Contributed Intangibles. The ability of the Partnership to amortize both the Purchased Intangibles and Contributed Intangibles depends on the inapplicability of a certain provision of the anti-churning rules under
Section 197 of the Code, and Counsel is of the opinion that such provision should not apply. No assurance can be given that the amortization will be sustained if challenged. If such amortization were successfully challenged, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase from approximately 35% to approximately 70%. Furthermore, there is additional uncertainty about the ability of the Partnership to amortize the Contributed Intangibles under a different provision of Section 197. Due to the absence of authority interpreting this provision, Counsel has not rendered an opinion with regard to the application of this provision to the Contributed Intangibles. If the Partnership were able to amortize the Purchased Intangibles but not the Contributed Intangibles, the Partnership estimates that the ratio of taxable income to distributions through December 31, 1999 would increase from approximately 35% to approximately 50%. See "Tax Considerations--Tax Treatment of Operations--Initial Tax Basis, Depreciation and Amortization."

 TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS

  A holder of Common Units will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. No assurance can be given that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations--State, Local and Other Tax Considerations" for a discussion of certain state and local tax considerations that may be relevant to prospective Unitholders.

 TAXABLE INCOME TO TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

  Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors." For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

 NONDEDUCTIBILITY OF LOSSES

  In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses that are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership--Limitations on Deductibility of Partnership Losses."

 UNIFORMITY OF COMMON UNITS AND RISKS OF NONCONFORMING DEPRECIATION
CONVENTIONS

  Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. The IRS may challenge those conventions and, if such a challenge were sustained, the uniformity of Common Units could be affected. Non-uniformity could adversely affect the amount of tax depreciation and amortization available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See "Tax Considerations-- Uniformity of Units."

 STATE, LOCAL AND OTHER TAX FILINGS AND PAYMENTS BY UNITHOLDERS

  In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See "Tax Considerations--State, Local and Other Tax Considerations."

 TAX SHELTER REGISTRATION; POTENTIAL IRS AUDIT

  The Partnership will be registered with the IRS as a tax shelter. No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of Unitholders' returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

 PARTNERSHIP TAX INFORMATION AND AUDITS

  The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

 PROPOSED CHANGES IN FEDERAL INCOME TAX LAWS

  Legislation passed by Congress in November 1995 (the "1995 Proposed Legislation") would have altered the tax reporting procedures and the deficiency collection procedures applicable to large partnerships such as the Partnership (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships. That legislation was generally intended to simplify the administration of the tax reporting and deficiency collection rules governing large partnerships.

  On March 19, 1996, certain tax legislation known as the Revenue Reconciliation Act of 1996 was presented to Congress that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions).

  The 1995 Proposed Legislation was vetoed by President Clinton on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes which were set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the holders of Common Units will ultimately be enacted, or if enacted, what form they will take, what the effective dates will be and what, if any, transition rules will be provided.

  See "Conflicts of Interest and Fiduciary Responsibilities," "Description of the Common Units," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

                               THE TRANSACTIONS

  Set forth below is a discussion of the Transactions in connection with the formation of the Partnership and the acquisition of the Combined Operations from Basis and Howell:

 . In September 1996, Basis and Howell formed the General Partner and caused the General Partner to form the Partnership and the Operating Partnership. Basis and Howell will own interests of 54% and 46%, respectively, in the General Partner.

 . The Partnership will sell 7,500,000 Common Units in the Offering and will contribute substantially all of the net proceeds thereof, together with approximately $3 million in cash to be contributed to the Partnership by the General Partner, to the Operating Partnership.

 . The Operating Partnership will use the cash contributed to it by the Partnership to buy certain of the Combined Operations from Basis and Howell for approximately $139 million.

 .  Basis and Howell will contribute the remaining portion of the Combined
   Operations to the Operating Partnership in exchange for 3,280,000 Subordinated OLP Units and a 0.61% general partner interest in the Operating Partnership. Basis and Howell will contribute the 0.61% general partner interest in the Operating Partnership to the General Partner.

 . Upon completion of the Transactions, the Partnership will own a 69.57% general partner interest in the Operating Partnership, and the Subordinated OLP Units held by Basis and Howell will represent limited partner interests of 16.10% and 13.72%, respectively, in the Operating Partnership.

 . The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem from Basis and Howell, on a pro rata basis, a number of Subordinated OLP Units equal to the number of Common Units issued upon the exercise of such option. If the Underwriters' over-allotment option is exercised in full, the Partnership will own a 80.01% general partner interest in the Operating Partnership, and the Subordinated OLP Units held by Basis and Howell will represent limited partner interests of 10.58% and 9.01%, respectively, in the Operating Partnership.

  Pursuant to the Contribution Agreement, with certain exceptions, each of Basis and Howell has agreed to indemnify the Partnership for liabilities relating to the conduct of the Combined Operations prior to the closing of the Offering. For information regarding environmental liabilities, see "Business-- Environmental Matters." The Contribution Agreement provides that all costs and expenses in connection with this Offering and the Transactions will be borne by the Partnership. In addition, certain adjustments in connection with the conveyance by Basis and Howell of the Combined Operations will be made
effective as of December   , 1996 (the "Effective Date").

                           CREDIT SUPPORT FACILITIES

  Concurrently with the Offering and pursuant to the Master Credit Support Agreement, the Operating Partnership will enter into credit facilities with Salomon Inc and Basis (collectively, the "Credit Facilities"). The following is a summary of the anticipated material terms of the Credit Facilities as provided in the Master Credit Support Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. This summary is qualified in its entirety by reference to the Master Credit Support Agreement. The Operating Partnership's obligations under the Credit Facilities will be secured pursuant to a security agreement covering the Operating Partnership's receivables and inventory. See "Risk Factors" and "Conflicts of Interest and Fiduciary Responsibilities."

  Guaranty Facility. Salomon Inc has agreed to provide the Guaranty Facility over a period of approximately three years in connection with the purchase, sale and exchange of crude oil in the ordinary course of the Operating Partnership's business with third parties. The aggregate amount of the Guaranty Facility will be limited to $550 million through June 30, 1997, $500 million for the period beginning on July 1, 1997 and ending on December 31, 1997, $400 million for the year ending December 31, 1998 and $300 million for the year ending December 31, 1999 (to be reduced in each case by the amount utilized at any one time pursuant to the Working Capital Facility and by the amount of any obligation to a third party to the extent that such third party has a prior security interest in the collateral under the Master Credit Support Agreement). Under the Guaranty Facility, the Operating Partnership will be required to pay a guarantee fee to Salomon Inc which will increase over the three-year period, thereby increasing the cost of the credit support provided to the Operating Partnership under the Guaranty Facility from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. In the event the Operating Partnership is required to reimburse Salomon Inc for disbursements under the Guaranty Facility and fails to do so by the second business day, interest will be payable under the Guaranty Facility at Prime Rate (as defined in the Master Credit Support Agreement) plus 2%.

  The Guaranty Facility will expire on December 31, 1999, but may terminate earlier upon the removal of the General Partner or at such time as the Partnership enters into a substitute credit facility for the Guaranty Facility, at which time Salomon Inc will be released from all its obligations under the Credit Facilities.

  Working Capital Facility. Basis has agreed to use its reasonable best efforts, to the extent it has availability under its uncommitted credit lines, to provide the Operating Partnership, for a six-month period ending May 31, 1997, the Working Capital Facility of up to $50 million, which amount includes direct cash advances not to exceed $35 million outstanding at any one time and letters of credit that may be required in the ordinary course of the Operating Partnership's business. The total amounts outstanding at any one time under the Working Capital Facility will correspondingly reduce the amounts available under the Guaranty Facility. The interest rate for the Working Capital Facility will equal the cost to Basis of a comparable borrowing as reasonably determined by Basis. In the event the Operating Partnership is required to reimburse Basis for disbursements under the Working Capital Facility and fails to do so by the second business day, interest will be payable under the Working Capital Facility at Prime Rate plus 2%.

  Summary of Terms. The Master Credit Support Agreement will contain various restrictive and affirmative covenants including (i) restrictions on indebtedness other than (a) pre-existing indebtedness, (b) indebtedness pursuant to Hedging Agreements (as defined in the Master Credit Support Agreement) entered into in the ordinary course of business and (c) indebtedness incurred in the ordinary course of business by acquiring and holding receivables payable in accordance with customary trade terms, (ii) restrictions on certain liens, investments, guarantees, loans, advances, lines of business, acquisitions, mergers, consolidations and sales of assets and
(iii) compliance with certain risk management policies, audit and receivable risk exposure practices and cash management practices as in effect for Basis and as may from time to time be revised or altered by Salomon Inc in its sole discretion.

  Pursuant to the Master Credit Support Agreement, the Operating Partnership will be required to maintain (a) Consolidated Tangible Net Worth (as defined in the Master Credit Support Agreement) of not less than $50 million, (b) Consolidated Working Capital (as defined in the Master Credit Support Agreement) of not less than $1 million, (c) a ratio of its Consolidated Current Liabilities to Consolidated Working Capital (as such terms are defined in the Master Credit Support Agreement) plus net property, plant and equipment of not more than 7.5 to 1, (d) a ratio of Consolidated EBITDA to Consolidated Fixed Charges (as such terms are defined in the Master Credit Support Agreement) of at least 1.75 to 1 as of the last day of each fiscal quarter prior to December 31, 1999 and (e) a ratio of Consolidated

Total Liabilities to Consolidated Tangible Net Worth (as such terms are defined in the Master Credit Support Agreement) of not more than 10.0 to 1.

  An Event of Default could result in the termination of the Credit Facilities at the discretion of Salomon Inc and Basis. Events of Default include (a) a default in the payment of (i) any principal on any payment obligation under the Credit Facilities when due or (ii) interest or fees or other amounts within two business days of the due date, (b) the guaranty exposure amount exceeding the maximum credit support amount for two consecutive calendar months, (c) failure to perform or otherwise comply with any covenants contained in the Master Credit Support Agreement if such failure continues unremedied for a period of 30 days after written notice thereof, (d) a material misrepresentation in connection with any loan, letter of credit or guarantee issued under the Credit Facilities, (e) certain cross defaults with respect to any indebtedness the aggregate principal amount of which exceeds $1 million, (f) various events of bankruptcy or insolvency, (g) the invalidity of any guarantee, letters of credit or security agreements entered into in connection with the Master Credit Support Agreement, (h) certain unsatisfied judgments in excess of $1 million and (i) materially adverse effects as a result of obligations under ERISA. In addition, removal of the General Partner will result in the termination of the Credit Facilities and the release of all of Salomon Inc's and Basis' obligations thereunder.

  Salomon Inc and Basis may assign any of their respective rights or obligations under the Master Credit Support Agreement provided that the assignee unconditionally assumes such obligations, is an entity organized under the laws of the United States or any state thereof (a "U.S. Entity") or agrees to abide by and submit to the jurisdiction of the United States or the United Kingdom and is not based in any jurisdiction that is subject to U.S. laws or regulations prohibiting investments by U.S. Entities, and at the time of such transfer and after giving effect to the transaction meets certain financial requirements. Such financial requirements would be satisfied if the transferee either (a) has any long-term unsecured debt obligations that are rated (i) at least BBB- from Standard & Poor's Ratings Group ("S&P"), (ii) Baa3 from Moody's Investors Service, Inc. ("Moody's") or (iii) a comparable rating from any other rating agency that is designated by the Securities and Exchange Commission ("Commission") as a nationally recognized statistical rating organization ("NRSRO") (collectively, an "Investment Grade Entity") or
(b) has, in the reasonable judgment of Salomon Inc, credit quality comparable to an Investment Grade Entity in the event the transferee does not have long-term unsecured debt obligations, such obligations are not rated by such rating agencies or the transferee is not a U.S. Entity.

                                USE OF PROCEEDS

  The net proceeds to the Partnership from the sale of Common Units offered hereby (assuming an initial public offering price of $20.625 per Common Unit) are estimated to be approximately $141.4 million, after deducting estimated underwriting discount and estimated expenses of the Offering. All of the net proceeds from the sale of Common Units offered hereby, less $5 million to be retained by the Partnership for at least one year to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and the Subordinated OLP Units, will be paid to Basis and Howell by the Partnership to acquire a portion of the Combined Operations from them. Subordinated OLP Units will be issued to Basis and Howell by the Partnership to acquire the remainder of their Combined Operations. The Partnership will use the net proceeds from any exercise of the Underwriters' over-allotment option to redeem from Basis and Howell, on a pro rata basis, a number of Subordinated OLP Units equal to the number of Common Units issued upon the exercise of such option. See "Cash Distribution Policy-- Distribution Support."

                                CAPITALIZATION

  The following table sets forth the unaudited (i) combined historical capitalization of the Combined Operations as of September 30, 1996, (ii) pro forma adjustments required to reflect the transactions to be completed at the closing of the Offering and (iii) pro forma capitalization of the Partnership as of September 30, 1996 (assuming an initial public offering price of $20.625 per Common Unit). The table should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                   SEPTEMBER 30, 1996
                                          -------------------------------------
                                           COMBINED    PRO FORMA    PARTNERSHIP
                                          HISTORICAL ADJUSTMENTS(1)  PRO FORMA
                                          ---------- -------------- -----------
                                                     (IN THOUSANDS)
Short-term debt, consisting of the
 current portion of long-term debt.......  $ 6,147      $ (6,147)    $    --
                                           =======      ========     ========
Long-term debt...........................  $42,055      $(42,055)    $    --
                                           -------      --------     --------
Minority interests(2)....................      --         35,902       35,902
                                           -------      --------     --------
Divisional equity/equity of parent.......   21,158       (21,158)         --
                                           -------      --------     --------
Partners' capital:
  Common Unitholders.....................      --         69,246       69,246
  General Partner........................      --          1,413        1,413
                                           -------      --------     --------
    Total partners' capital..............      --         70,659       70,659
                                           -------      --------     --------
Total capitalization.....................  $63,213      $ 43,348     $106,561
                                           =======      ========     ========

--------
(1) See Notes to Genesis Energy, L.P. Pro Forma Consolidated Financial Statements for a discussion of the pro forma adjustments.

(2) Minority interests in the Operating Partnership represent the 0.61% General Partner interest and the 29.82% subordinated limited partner interest in the Operating Partnership not owned by the Partnership. Minority interests includes Howell's and Basis' interests in the $5 million to be retained by the Partnership for at least one year to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and the Subordinated OLP Units.

                                   DILUTION

  On a pro forma basis as of September 30, 1996, after giving effect to the transactions contemplated by this Prospectus, the net tangible book value per Common Unit was $8.38. Purchasers of Common Units in the Offering will experience substantial and immediate dilution in net tangible book value per Common Unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per Common Unit.........          $ 20.63
Net negative tangible book value attributable to assets and
 liabilities contributed by Basis............................. $(20.33)
Net increase in tangible book value attributable to the
 acquisition of Howell Crude Operations.......................    6.86
                                                               -------
Net negative tangible book value per Unit before the Offering
 (1)(2).......................................................  (13.47)
Increase in book value per Unit attributable to new investors
 (3)..........................................................   21.85
                                                               -------
Less: Pro forma net tangible book value per Common Unit after
 the Offering (2)(4)..........................................             8.38
                                                                        -------
Immediate dilution in net tangible book value per Common Unit
 to new investors.............................................           $12.25
                                                                        =======

--------

(1) Determined by dividing the number of Units (3,280,000 Subordinated OLP Units and the 2% general partner interest having a dilutive effect equivalent to 220,000 Units) to be issued to Basis and Howell and to the General Partner for their contribution of assets and liabilities to the Partnership into the net tangible book value of the contributed assets and liabilities.

(2) The net negative tangible book value does not include intangible assets contributed to the Partnership with a book value of $9,402,000 ($0.85 per Unit).

(3) New investors includes the Common Unitholders and the General Partner with respect to its investment in the Partnership.

(4) Determined by dividing the total number of Units (7,500,000 Common Units, 3,280,000 Subordinated OLP Units and the 2% general partner interest having a dilutive effect equivalent to 220,000 Units) to be outstanding after the Offering made hereby, into the pro forma tangible net book value of the Partnership, after giving effect to the application of the net proceeds of the Offering and the $5,000,000 of net proceeds retained by the Operating Partnership.

  The following table sets forth the number of Units that will be issued by the Partnership and the total consideration to the Partnership contributed by Basis and Howell in respect of their Subordinated OLP Units, the General Partner in respect of its 2% general partner interest and by the purchasers of Common Units in the Offering upon the consummation of the transactions contemplated by this Prospectus:

                                                UNITS ACQUIRED
                                              ------------------  NET BOOK VALUE
                                                NUMBER   PERCENT    OF ASSETS
                                              ---------- -------  --------------
                                                                   (DOLLARS IN
                                                                    THOUSANDS)
General Partner(1)(2)........................    220,000   2.00%     $  2,936
Basis and Howell(2)..........................  3,280,000  29.82       (37,735)
New investors in Common Units................  7,500,000  68.18       141,360
                                              ---------- ------      --------
  Total...................................... 11,000,000 100.00%     $106,561
                                                                     ========

--------

(1) Upon the consummation of the transactions contemplated by this Prospectus, the General Partner will own an effective 2% general partner interest in the Partnership having a dilutive effect equivalent to 220,000 Units issued in the Offering.
(2) The assets and liabilities contributed and sold by Basis to the Operating Partnership will be recorded at historical cost rather than fair value, and the assets and liabilities contributed and sold by Howell to the Operating Partnership will be recorded at fair value by the Operating Partnership in accordance with generally accepted accounting principles. Total book value of the consideration provided by Basis, Howell and the General Partner is as follows (dollars in thousands):

      Book value of net assets transferred by Howell, Basis
       and the General Partner to the Operating Partnership
       at September 30, 1996...............................          $106,561
      Less: Distribution of portion of net proceeds from
       the Common Units....................................          (139,296)
      Less: Net proceeds retained in the Operating
       Partnership.........................................            (5,000)
                                                                     --------
                                                                     $(37,735)
                                                                     ========

                         CASH DISTRIBUTION POLICY

  Unless otherwise specified herein, the discussion in this Prospectus of Common Units includes Common OLP Units with respect to cash distributions and allocation of profits.

GENERAL

  The Operating Partnership will distribute to its partners, including the Partnership, on a quarterly basis, all of its Available Cash in the manner described herein. The Partnership will then distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. The discussion contained herein concerning the distribution of Available Cash includes the distribution of Available Cash by both the Partnership and the Operating Partnership on a combined basis. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less (i) the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (a) provide for the proper conduct of the Partnership's business, (b) comply with applicable law or any Partnership debt instrument or other agreement or (c) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters and (ii) any amount necessary to make Incentive Compensation Payments to the General Partner with respect to such quarter.

  Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction is important because during the Subordination Period, which will not end prior to December 31, 2001, the holders of Common Units will be entitled to receive, out of Available Cash from Operating Surplus, the Minimum Quarterly Distribution, plus any Common Unit Arrearages, before any distribution of Available Cash from Operating Surplus is made on the Subordinated OLP Units, but will not have any preference over the holders of Subordinated OLP Units with respect to distributions of Capital Surplus. See "--Quarterly Distributions of Available Cash" and "--Cash Available for Distribution." Operating Surplus is defined in the Glossary and refers to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $20 million, plus all cash receipts of the Partnership from its operations (including cash received from the issuance of APIs), less (ii) all Partnership operating expenses, Incentive Compensation Payments, debt service payments (including reserves therefor, but not including payments required in connection with the sale of assets or any refinancing of indebtedness with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for future Partnership operations. Capital Surplus is also defined in the Glossary and will generally be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities (other than APIs) and sales or other dispositions of assets for cash (other than inventory, accounts receivable and certain other assets all as disposed of in the ordinary course of business).

  To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the cumulative Operating Surplus through the quarter prior to such distribution. Any excess Available Cash (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly. If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the Initial Unit Price, plus any outstanding Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions of Available Cash from Capital Surplus.

  The Subordinated OLP Units are a separate class of interests in the Operating Partnership, and the rights of holders of such interests to participate in distributions to limited partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partner and to the holders of Common Units, and may also be distributed to the holders of Subordinated OLP Units during the Subordination Period depending upon the amount of Available Cash for the quarter, the amount of outstanding Common Unit Arrearages, if any, and other factors discussed below.

  Subject to the limitations described under "The Partnership Agreement-- Issuance of Additional Securities," the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional Partnership Interests may dilute the value of the interests of the then existing holders of Common Units in the net assets of the Partnership. The General Partner will be required to make an additional capital contribution to the Partnership in connection with the issuance of additional Partnership Interests (other than in connection with Common Units issued pursuant to the exercise of the Underwriters' over-allotment option or pursuant to the Redemption and Registration Rights Agreement).

  The discussion below indicates the percentages of cash distributions required to be made to the General Partner and the holders of Common Units and the circumstances under which holders of Subordinated OLP Units and holders of APIs are entitled to cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Common Units on a pro forma basis, see "-- Cash Available for Distribution."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

  The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of Available Cash within approximately 45 days after the end of each quarter ending March 31, June 30, September 30 and December 31, to holders of record on the applicable record date. The first distribution to the Unitholders will be made within 45 days after the quarter ending March 31, 1997. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of the Offering through March 31, 1997 will be adjusted upward based on the actual length of such period. A purchaser who holds a Common Unit on December 31, 1996 will be allocated income from the Partnership with respect to 1996, but will not receive a distribution with respect to 1996 unless such purchaser holds such Common Unit on the record date expected to be April 30, 1997 for the distribution expected to be made with respect to the calendar quarter ending March 31, 1997. The Minimum Quarterly Distribution and Target Distribution Levels are also subject to certain other adjustments as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any outstanding Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated OLP Units or APIs. This subordination feature will enhance the Partnership's ability to pay the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated OLP Units will convert into Common OLP Units on a one-for-one basis and will thereafter participate pro rata with the Common Units in future distributions of Available Cash. Under certain circumstances, up to 1,640,000 Subordinated OLP Units may convert into Common OLP Units prior to the expiration of the

Subordination Period. Common Units will not accrue distribution arrearages with respect to any quarter after the Subordination Period, and Subordinated OLP Units will not accrue distribution arrearages with respect to any quarter.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

  The Subordination Period will generally extend from the closing of the Offering until the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated OLP Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest during such periods and (iii) there are no outstanding Common Unit Arrearages.

  Prior to the end of the Subordination Period, a portion of the Subordinated OLP Units will convert into Common OLP Units on a one-for-one basis on the first day after the record date established for any quarter ending on or after December 31, 1999 (with respect to 820,000 Subordinated OLP Units or 538,750 Subordinated OLP Units if the Underwriters' over-allotment option is exercised in full) and December 31, 2000 (with respect to an additional 820,000 Subordinated OLP Units or 538,750 Subordinated OLP Units if the Underwriters' over-allotment option is exercised in full) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated OLP Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest during such periods and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated OLP Units may not occur until at least one year following the early conversion of the first tranche of Subordinated OLP Units. Initially, the general partner interest of the General Partner in the Operating Partnership will share in distributions when distributions are made on the Subordinated OLP Units. Concurrently with any conversion of Subordinated OLP Units, a portion of the general partner interest of the General Partner in the Operating Partnership will be converted so that the General Partner will maintain its right to receive 2% of distributions when distributions are made on both the Subordinated OLP Units and the Common OLP Units.

  Upon expiration of the Subordination Period, all remaining Subordinated OLP Units will convert into Common OLP Units on a one-for-one basis and will thereafter participate pro rata with the Common Units in distributions of Available Cash from Operating Surplus.

  "Adjusted Operating Surplus" for any period generally means Operating Surplus generated during such period, less (i) any net increase in working capital borrowings during such period, (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period and (iii) any capital contributed to purchase APIs pursuant to the Distribution Support Agreement during such period; and plus (a) any net decrease in working capital borrowings during such period, (b) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium and (c) the amount of any Incentive Compensation Payments that reduced Operating Surplus for such period.

  Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

    first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

    second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

    third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Subordinated OLP Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

    fourth, 100% to Salomon Inc and its affiliates, pro rata, to redeem outstanding APIs held by them at a price of $100 per API, until Salomon Inc and its affiliates hold 54% of the total number of outstanding APIs;

    fifth, 100% to the holders of APIs, pro rata, to redeem outstanding APIs at a price of $100 per API, until all outstanding APIs have been redeemed; and

    thereafter, 98% to all Unitholders, pro rata, and 2% to the General
  Partner.

  The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partner are references to the amount of the General Partner's percentage interest in distributions from the Partnership and the Operating Partnership on a combined basis. The General Partner will initially own a 2% general partner interest in the Partnership and a 0.61% general partner interest in the Operating Partnership. Other references in this Prospectus to the General Partner's 2% interest or to distributions of 2% of Available Cash are also references to the amount of the General Partner's combined percentage interest in the Partnership and the Operating Partnership.

  With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in the Offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

  Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

    first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

    second, 100% to Salomon Inc and its affiliates, pro rata, to redeem outstanding APIs held by them at a price of $100 per API, until Salomon Inc and its affiliates hold 54% of the total number of outstanding APIs;

    third, 100% to the holders of APIs, pro rata, to redeem outstanding APIs at a price of $100 per API, until all outstanding APIs have been redeemed; and

    thereafter, 98% to all Unitholders, pro rata, and 2% to the General
  Partner.

REDEMPTION AND REGISTRATION RIGHTS AGREEMENT

  Pursuant to the Redemption and Registration Rights Agreement, the Partnership has agreed, at the end of the Subordination Period or upon earlier conversion of Subordinated OLP Units into Common OLP Units, to use reasonable efforts to sell that number of Common Units equal to the number of Common OLP Units that Basis or Howell is requesting be redeemed. The net proceeds from such sale will be used by the Operating Partnership to redeem such Common OLP Units. The Partnership is obligated to pay the expenses incidental to redemption requests, other than any underwriting discount or private placement fees.

INCENTIVE COMPENSATION PAYMENTS--HYPOTHETICAL ANNUALIZED YIELD

  For any quarter for which Available Cash from Operating Surplus is distributed in respect of both the Common Units and the Subordinated OLP Units in an amount equal to the Minimum Quarterly Distribution and Available Cash from Operating Surplus has been distributed on outstanding Common Units in such amount as may be necessary to eliminate any accrued and unpaid Common Unit Arrearages and to the holders of APIs in redemption of any outstanding APIs, then any additional Available Cash from Operating Surplus in respect of such quarter will be reduced by certain Incentive Compensation Payments required to be made to the General Partner with respect to such quarter. See "Management--Incentive Compensation Payments to General Partner."

  After the First Target Distribution Level ($0.55 per Unit per quarter) has been reached, (i) the Unitholders and the General Partner will be entitled to receive distributions of approximately 86.7% of Available Cash from Operating Surplus (calculated before any reduction for the payment of Incentive Compensation Payments), such distributions to be made 98% to the Unitholders and 2% to the General Partner, and (ii) the General Partner will be entitled to receive Incentive Compensation Payments of approximately 13.3% of Available Cash from Operating Surplus (calculated before any reduction for such payments). After the Second Target Distribution Level ($0.635 per Unit per quarter) and Third Target Distribution Level ($0.825 per Unit per quarter) have been reached, the General Partner will be entitled to receive Incentive Compensation Payments of approximately 23.5% and 49%, respectively, of Available Cash from Operating Surplus (calculated before any reduction for such payments).

  The following table illustrates the amounts of cash that would be (1) distributed to the Unitholders and the General Partner and (2) paid to the General Partner as Incentive Compensation Payments with respect to a quarter in which there are no outstanding Common Unit Arrearages, no outstanding APIs and Available Cash from Operating Surplus (before reduction for Incentive Compensation Payments) is equal to $12.5 million.


                                   DISTRIBUTIONS            HYPOTHETICAL
                         ---------------------------------   ANNUALIZED  GENERAL PARTNER
                                      CUMULATIVE              YIELD TO      INCENTIVE
                                     DISTRIBUTIONS GENERAL     COMMON     COMPENSATION
                         UNITHOLDERS   PER UNIT    PARTNER  UNITHOLDERS      PAYMENT        TOTAL
                         ----------- ------------- -------- ------------ --------------- -----------
Minimum Quarterly
 Distribution........... $ 5,390,000    $0.500     $110,000    9.697%      $        0    $ 5,500,000
First Target
 Distribution...........     539,000    $0.550       11,000   10.667%               0        550,000
Second Target
 Distribution...........     916,300    $0.635       18,700   12.315%         143,000      1,078,000
Third Target
 Distribution...........   2,048,200    $0.825       41,800   16.000%         640,933      2,730,933
Thereafter..............   1,320,534                 26,950                 1,293,583      2,641,067
                         -----------               --------                ----------    -----------
                         $10,214,034               $208,450                $2,077,516    $12,500,000
                         ===========               ========                ==========    ===========

DISTRIBUTIONS FROM CAPITAL SURPLUS

  Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

    first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Unit issued in the Offering, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price;

    second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period; and

    thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

  As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and each of the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units (generally, the Initial Unit Price less any amounts of Available Cash from Capital Surplus previously distributed with respect to a Common Unit issued in the Offering, see the Glossary) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution will proportionately reduce the obligation of Salomon Inc to contribute cash to the Partnership in exchange for APIs pursuant to the Distribution Support Agreement and may accelerate the termination of the Subordination Period, thereby increasing the likelihood of the conversion of Subordinated OLP Units into Common OLP Units.

  When "payback" of the Initial Unit Price has occurred through distributions of Available Cash from Capital Surplus (i.e., when the Unrecovered Capital of the Common Units is equal to zero), the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, following payment of any outstanding Common Unit Arrearages and redemption of any outstanding APIs, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled thereafter to receive the maximum level of Incentive Compensation Payments.

  Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or the Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

  In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution and each of the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

  The Minimum Quarterly Distribution and each of the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and each of the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (a) the maximum effective federal income tax rate to which the Partnership is subject as an entity plus (b) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

  Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders, the General Partner and the holders of APIs in accordance with their respective capital account balances as so adjusted.

  Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated OLP Units and APIs upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any outstanding Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Partnership will be allocated to the holders of outstanding Subordinated OLP Units and APIs to the extent of their capital account balances before any loss is allocated to the holders of outstanding Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus any outstanding Common Unit Arrearages. Any additional gain will be allocated to the holders of Subordinated OLP Units until their capital account balances equal their Unrecovered Capital and will then be allocated 98% to the Unitholders, pro rata, and 2% to the General Partner. However, no assurance can be given that there will be sufficient gain recognized upon liquidation of the Partnership to enable the holders of Common Units to fully receive their Unrecovered Capital plus any outstanding Common Unit Arrearages even though there may be cash available for distribution to the holders of Subordinated OLP Units and APIs. The manner of such adjustment is as provided in the Partnership Agreements, the forms of which are included as Appendix A and Appendix B to this Prospectus.

CASH AVAILABLE FOR DISTRIBUTION

  The Partnership intends, to the extent there is Available Cash, to distribute at least the Minimum Quarterly Distribution of $0.50 per Common Unit per quarter or $2.00 on an annualized basis. Based on its assumptions about operating conditions, the General Partner believes that the Partnership should generate sufficient Available Cash from Operating Surplus (without the use of cash contributions or working capital borrowings) to enable the Partnership to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest with respect to each fiscal quarter at least through the quarter ending December 31, 1997, although no assurance can be given respecting such distributions or any future distributions.

  The General Partner's belief is based on a number of assumptions, including the assumption that supply and demand conditions in crude oil markets from the closing of the Offering through December 31, 1997 will not be as favorable as conditions experienced during the first six months of 1996 but instead will be more similar to conditions experienced in 1994 and 1995. The General Partner has assumed that these less favorable market conditions would lead to somewhat lower gross margins on a per barrel basis than those realized in the first six months of 1996 but that the impact of the margin reductions will be offset in part by relatively moderate projected increases in pipeline utilization and gathering volumes. The General Partner has also assumed the successful integration of the Combined Operations and the sufficiency of credit available to the Partnership for its operations. Although the General Partner believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. Therefore, certain of the General Partner's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Risk Factors." Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief stated above.

  The amount of Available Cash from Operating Surplus needed to pay the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated OLP Units to be outstanding immediately after the Offering and on the General Partner's 2% general partner interest is approximately $22.0 million, consisting of $15.0 million for the Common Units, $6.6 million for the Subordinated OLP Units and $0.4 million for the General Partner's 2% general partner interest. If the Underwriters' over-allotment option is exercised in full, such amounts would be $17.3 million for the Common Units, $4.3 million for the Subordinated OLP Units and $0.4 million for the General Partner's 2% general partner interest, or an aggregate of $22.0 million. Pro forma Cash Available for Distribution generated during 1995 and the 12 months ended September 30, 1996, which was derived from the pro forma consolidated financial statements of the Partnership in the manner set forth in Appendix E hereto, was $30.6 million and $27.8 million, respectively. Pro forma Cash Available for Distribution generated during the third quarter of 1996 by the Partnership would have been sufficient to pay 99.2% of the Minimum Quarterly Distribution on all outstanding Common Units and the related general partner interest. As more fully explained in Appendix E, pro forma Cash Available for Distribution for 1995 and for the 12 months ended September 30, 1996 reflects a level of maintenance capital expenditures of $650,000 and $712,000, respectively, that is significantly less than the approximately $3 million the Partnership estimates it will spend each year and also does not reflect any amount that might have been paid under the Partnership's Incentive Plan. Incentive payments will not be made under the Incentive Plan in any year unless the aggregate Minimum Quarterly Distribution for the year has been distributed.

  The pro forma adjustments in the pro forma consolidated financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods.

DISTRIBUTION SUPPORT

  To further enhance the Partnership's ability to pay the Minimum Quarterly Distribution on the Common Units, Salomon Inc has agreed, in the Distribution Support Agreement, that if the amount of Available Cash from Operating Surplus (before giving effect to the purchase of APIs as described below) with respect to any quarter through the Support Period Termination Date (as defined below), is less than the amount necessary to distribute the Minimum Quarterly Distribution on all Common Units then outstanding for such quarter, plus the proportionate distribution on the general partner interest, then Salomon Inc will contribute (or cause to be contributed) to the Partnership (in return for APIs) cash to support the Partnership's ability to make the Minimum Quarterly Distribution with respect to such quarter on all Common Units plus the proportionate distribution on the general partner interest, up to a maximum amount (i) in any one quarter, equal to the product of the Minimum Quarterly Distribution as in effect for such quarter times the number of outstanding Common Units on the record date with respect to such quarter, plus a proportionate distribution on the general partner interest, and (ii) outstanding at any one time, equal to $15.3 million (the aggregate of four times the Minimum Quarterly Distribution on the Common Units issued in the Offering, plus a proportionate distribution on the general partner interest) or $17.6 million if the Underwriters' over-allotment option is exercised in full. The issuance of any other additional Common Units or equity securities (including the issuance of Common Units in connection with the redemption of Common OLP Units) will not cause any increase in Salomon Inc's maximum contribution obligation pursuant to the Distribution Support Agreement. Since Salomon Inc's maximum contribution obligation at any time is based on the then current Minimum Quarterly Distribution, any reduction in the Minimum Quarterly Distribution as a result of a distribution of Available Cash from Capital Surplus or otherwise will reduce the future contribution obligation in any one quarter and the maximum contribution obligation outstanding at any one time. Salomon Inc will contribute cash to the Partnership in exchange for APIs at the rate of $100 contributed for each API, subject to the maximum amounts described above. Each API shall be redeemed at a price of $100. Salomon Inc may satisfy its obligation by causing one or more of its affiliates, including Basis, to contribute cash to the Partnership in exchange for APIs as and when required. In the event that such affiliate does not make the contribution when required, Salomon Inc will be required to make such contribution.

  Salomon Inc's obligation to purchase APIs will terminate on the Support Period Termination Date, which is the earlier to occur of (i) the first day after the date on which Available Cash is distributed with respect to the quarter ending December 31, 2001 and (ii) the first day of any quarter beginning after December 31, 1999 in respect of which (a) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated OLP Units with respect to the four-quarter period immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such period,
(b) the Adjusted Operating Surplus generated during the four-quarter period immediately preceding such date equaled or exceeded 133% of the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such period and (c) there are no outstanding Common Unit Arrearages.

  Cash received by the Partnership from the purchase of APIs in order to provide distribution support will constitute Operating Surplus and will be deemed to be received within the quarter with respect to which such obligation arises, even if such cash is received after the end of such quarter. Receipt of such cash will increase Available Cash and Operating Surplus and it is expected that the Partnership will use the cash from the purchase of APIs to make a distribution to holders of Common Units and the General Partner. However, cash received by the Partnership from the purchase of APIs is not required to be distributed to holders of Common Units and the General Partner and, in some cases, may be used for other purposes, including debt service and operating expenditures. As a result of cash requirements, additions to reserves or the future issuance of additional Common Units or other equity securities of the Partnership, the purchase of APIs may not ensure that there is sufficient cash to permit the Partnership to distribute the Minimum Quarterly Distribution on the Common Units.

  As a result of the purchase of APIs, Salomon Inc (or any other purchaser of APIs) will become a special limited partner of the Partnership with a capital account in the Partnership and the right to require the Partnership to redeem such APIs as previously described. See "--Quarterly Distributions of Available Cash" and "--Distributions of Cash Upon Liquidation." However, the APIs will not entitle the holder to any voting rights, cash distributions (except in redemption of APIs), or allocations of any items of Partnership income, gain, loss, deduction or credit (except in limited circumstances) with respect to the capital contributions made in connection with the purchase of APIs. APIs will be mandatorily redeemed by the Partnership consistent with the order of priority for distributions set forth above, out of Available Cash from Operating Surplus.

  Salomon Inc may at any time transfer its obligations under the Distribution Support Agreement, provided that certain conditions are satisfied, including that the transferee (i) unconditionally assumes all of Salomon Inc's obligations under the Distribution Support Agreement, (ii) is an affiliate of the General Partner, (iii) is a U.S. Entity and (iv) at the time of such transfer and after giving effect to the assumption the transferee either (a) is an Investment Grade Entity, (b) has, in the reasonable judgment of Salomon Inc, credit quality comparable to an Investment Grade Entity in the event the transferee does not have long-term unsecured debt obligations or such obligations are not rated by S&P, Moody's or any other NRSRO or the transferee is not a U.S. Entity or (c) has arranged for a letter of credit to be issued to the Partnership by a bank whose long-term letter of credit obligations are comparable to those of an Investment Grade Entity, which letter of credit secures the transferee's obligations under the Distribution Support Agreement.

  To the extent permitted by law, Salomon Inc's obligation under the Distribution Support Agreement will be enforceable by the Partnership against Salomon Inc. However, neither the Partnership Agreement, nor the Distribution Support Agreement, nor any other agreement grants to the Unitholders, separate and apart from the Partnership, the right to compel Salomon Inc to purchase APIs or to compel the Partnership to distribute to the Unitholders and the General Partner the cash received from the purchase of APIs or to enforce any other obligation of Salomon Inc under the Distribution Support Agreement. Limited partners may, however, have certain rights under Delaware law to bring derivative actions on behalf of the Partnership. See "Conflicts of Interest and Fiduciary Responsibilities."

  The Partnership will retain $5 million of the net proceeds of the Offering. Such cash will be available to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and Subordinated OLP Units, although the retained cash is not required to be distributed to Unitholders. At any time following the first anniversary of the Closing of the Offering, the General Partner may cause the Partnership to distribute such retained cash to Basis, Howell and the General Partner; provided, however, such distribution may be made by the Partnership prior to the second anniversary of the Closing of the Offering only if the General Partner reasonably believes that the Partnership will distribute the Minimum Quarterly Distribution on all Common Units in each of the next four quarters. At any time following the second anniversary, either Basis or Howell can cause the General Partner to make a determination to distribute such retained cash.

                  CERTAIN INFORMATION CONCERNING SALOMON INC

  Salomon Inc was incorporated in 1960 under the laws of the State of Delaware. Salomon Inc conducts global investment banking, global securities and commodities trading, and U.S. crude oil refining and gathering activities. Investment banking activities are conducted by Salomon Brothers Holdings Company Inc and its subsidiaries, including Salomon Brothers. Salomon Brothers provides capital raising, advisory, trading and risk management services to its customers, and executes proprietary trading strategies on its own behalf. Salomon Inc's nonfinancial commodities trading activities (including crude oil trading) are conducted by its wholly owned subsidiary, Phibro Inc., and its subsidiaries. Crude oil refining and gathering activities are conducted by Basis.

                        SELECTED FINANCIAL INFORMATION

                                 YEAR ENDED DECEMBER 31,
                                ---------------------------- NINE MONTHS ENDED
                                  1993      1994      1995   SEPTEMBER 30, 1996
                                --------  --------  -------- ------------------
                                      (IN MILLIONS)             (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues:
 Interest and dividends........ $  6,171  $  5,902  $  7,022      $  4,376
 Principal transactions........    1,482      (560)    1,077         1,542
 Investment banking............      791       486       472           619
 Commissions...................      285       336       332           234
 Other.........................       70       114        30            19
                                --------  --------  --------      --------
  Total revenues...............    8,799     6,278     8,933         6,790
 Interest expense..............    4,600     4,892     5,782         3,562
 Revenues, net of interest
  expense......................    4,199     1,386     3,151         3,228
Noninterest expenses:
 Compensation and employee-
  related......................    1,900     1,486     1,737         1,554
 Technology....................      262       255       252           185
 Professional services and
  business development.........      142       167       178           140
 Occupancy.....................      231       165       173           129
 Clearing and exchange fees....       62        70        63            55
 Other.........................      137        74        40            34
                                --------  --------  --------      --------
  Total noninterest expenses...    2,734     2,217     2,443         2,097
 Income tax expense............      601      (432)      251           452
 Cumulative effect of change in
  accounting principles, net of
  tax benefit of $28...........      (37)       --        --            --
                                --------  --------  --------      --------
 Net income (loss)............. $    827  $   (399) $    457      $    679
                                ========  ========  ========      ========
BALANCE SHEET DATA (AT END OF
 PERIOD):
Total assets................... $184,835  $172,452  $188,428      $190,987
Total liabilities..............  179,589   167,960   183,725       185,291
 Short-term borrowings.........   97,890    78,579   101,157        86,130
 Term debt.....................   11,692    15,202    13,045        13,032
Total stockholders' equity ....    4,546     3,792     4,143         4,791
 Common stock..................      156       156       156           156
 Redeemable preferred stock....      700       700       560           560
 Perpetual preferred stock.....      312       312       312           450

  The foregoing table includes the operations of Basis as of and for the periods indicated.

  Salomon Inc is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Salomon Inc (Commission File No. 1-4346) can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048, or may be obtained on the Internet from the Commission's Web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be obtained at the office of the NYSE.

  Following the closing of the Offering, Salomon Inc will provide the Partnership with certain credit support for a three-year period and will, subject to certain limitations, purchase APIs prior to the Support Period Termination Date if necessary to support the Partnership's ability to distribute the Minimum Quarterly Distribution on all Common Units. Distributions on the Common Units are not, however, an obligation of Salomon Inc, and Salomon Inc will have no obligation to provide additional services or support to the Partnership other than as described in this Prospectus. See "Risk Factors" and "Certain Relationships and Related Transactions."

                SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

  The following unaudited Selected Pro Forma Financial and Operating Data reflect the historical operating results of Basis Gathering and Howell Crude Operations as adjusted for the Transactions and are derived from the unaudited Genesis Energy, L.P. Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. For a description of the assumptions used in preparing the Selected Pro Forma Financial and Operating Data, see the unaudited Genesis Energy, L.P. Pro Forma Consolidated Financial Statements. The following information should not be deemed indicative of future operating results for the Partnership.

                                GENESIS ENERGY, L.P. (PRO FORMA UNAUDITED)
                                -------------------------------------------
                                                   NINE MONTHS ENDED
                                     YEAR ENDED      SEPTEMBER 30,
                                    DECEMBER 31, ---------------------
                                        1995        1995       1996
                                    ------------ ---------- ----------
                                (IN THOUSANDS, EXCEPT PER UNIT AND BARREL
                                                     AMOUNTS)
INCOME STATEMENT DATA:
 Revenues:
 Gathering and marketing revenues..  $4,026,873  $2,909,973 $3,331,629
 Pipeline revenues.................      18,577      14,092     12,756
                                     ----------  ---------- ----------
  Total revenues...................   4,045,450   2,924,065  3,344,385
 Cost of sales:
 Crude costs.......................   3,985,625   2,878,276  3,301,060
 Field operating costs.............      14,677      11,081     11,361
 Pipeline operating costs..........       4,522       3,339      3,599
                                     ----------  ---------- ----------
  Total cost of sales..............   4,004,824   2,892,696  3,316,020
                                     ----------  ---------- ----------
 Gross margin......................      40,626      31,369     28,365
 General and administrative
  expenses.........................       9,148       7,014      6,631
 Depreciation and amortization.....      10,146       8,217      5,241
                                     ----------  ---------- ----------
 Operating income..................      21,332      16,138     16,493
 Other income (expense)............        (187)         48        (78)
                                     ----------  ---------- ----------
 Net income before minority
  interests........................      21,145      16,186     16,415
 Minority interests(1).............       6,434       4,925      4,995
                                     ----------  ---------- ----------
 Net income(2).....................  $   14,711  $   11,261 $   11,420
                                     ==========  ========== ==========
 Net income per Common Unit........  $     1.92  $     1.47 $     1.49
BALANCE SHEET DATA (AT END OF
 PERIOD):
 Current assets....................                         $  379,001
 Total assets......................                            476,711
 Current liabilities...............                            370,150
 Total debt........................                                --
 Minority interests................                             35,902
 Partners' capital.................                             70,659
OTHER DATA:
 Gross margins(3):
 Gathering and marketing...........  $   26,571  $   20,616 $   19,208
 Pipeline..........................      14,055      10,753      9,157
 EBITDA(2)(4)......................      31,291      24,403     21,656
 Maintenance capital
  expenditures(5)..................         650         495        557
OPERATING DATA:
 Volumes (bpd):
 Gathering and marketing:
  Wellhead(6)......................     118,822     118,796    116,101
  Bulk(7)..........................     200,720     169,785    178,462
  Exchange(8)......................     295,027     300,668    290,397
                                     ----------  ---------- ----------
   Total gathering and marketing...     614,569     589,249    584,960
 Pipeline(9).......................      95,454      97,822     87,727

--------

(1) Minority interests in the Operating Partnership represent the 0.61% general partner interest and the 29.82% subordinated limited partner interest in the Operating Partnership not owned by the Partnership.
(2) Net income has not been reduced for any amount that might have been paid under the Incentive Plan, as the determination of the amounts payable thereunder will be at the discretion of the Compensation Committee. See "Management--Incentive Plan."
(3) Gross margins net of cost of sales, including operating costs.
(4) EBITDA is defined as earnings (net income) before interest expense, income taxes, depreciation and amortization and minority interests. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The EBITDA of the Partnership may not be comparable to the EBITDA of other entities as other entities may not calculate EBITDA in the same manner as the Partnership.
(5) Amounts determined by combining actual amounts for Combined Operations maintenance capital expenditures. Excludes capital expenditures on the three principal pipelines prior to their acquisition on March 31, 1995 incurred by the prior owner.
(6) Consists of barrels of crude oil and condensate purchased at the wellhead.
(7) Consists of barrels of crude oil and condensate purchased at collection points, terminals and pipelines from third parties.
(8) Consists of barrels of crude oil and condensate acquired in simultaneous buy-sell exchanges of equal volumes.
(9) Includes estimates of volumes transported by the prior owner on the Texas, Jay and Mississippi Systems during the periods prior to the acquisition of the systems by Howell on March 31, 1995.

               SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

  The financial information below as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 is derived from the audited Financial Statements of Basis Gathering and the audited Combined Financial Statements of Howell Crude Operations. The financial information below as of December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 is derived from the accounting records of Basis Gathering and Howell Crude Operations and is unaudited. The financial information as of September 30, 1995 and 1996 and for the nine months ended September 30, 1995 and 1996 is derived from the Condensed Interim Financial Statements for Basis Gathering and the Condensed Combined Interim Financial Statements for Howell Crude Operations and is unaudited. The operating data for all periods presented are derived from the accounting records of Basis Gathering and Howell Crude Operations and are unaudited. The Condensed Unaudited Interim Financial Statements and the Financial Statements for Basis Gathering and the Combined Unaudited Interim Financial Statements and Combined Financial Statements for Howell Crude Operations are included elsewhere in this Prospectus. The Selected Historical Financial and Operating Data below should be read in conjunction with such financial statements of Basis Gathering and Howell Crude Operations included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       BASIS GATHERING
                          --------------------------------------------------------------------------------
                                                                                      NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                          --------------------------------------------------------  ----------------------
                            1991       1992        1993        1994        1995        1995        1996
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
                                            (IN THOUSANDS, EXCEPT BARREL AMOUNTS)
INCOME STATEMENT DATA:
 Revenues...............  $973,655  $2,705,077  $2,171,056  $1,830,721  $3,440,065  $2,477,016  $2,854,381
 Cost of sales:
  Crude costs...........   964,619   2,687,226   2,153,901   1,806,241   3,409,759   2,454,363   2,832,492
  Field operating costs.     4,648       9,783       8,046       7,778       7,152       5,518       5,561
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
  Total cost of sales...   969,267   2,697,009   2,161,947   1,814,019   3,416,911   2,459,881   2,838,053
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
 Gross margin...........     4,388       8,068       9,109      16,702      23,154      17,135      16,328
 General and
  administrative
  expenses..............     3,227       4,960       4,111       3,858       3,658       2,783       2,707
 Depreciation and
  amortization..........     3,960       8,611       7,947       7,530       4,815       4,255       1,218
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
 Operating income
  (loss)................    (2,799)     (5,503)     (2,949)      5,314      14,681      10,097      12,403
 Interest income
  (expense), net........      (577)     (1,691)     (1,215)       (685)        173         (13)        210
 Other income (expense).        44          93         122          82        (197)         42         (80)
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
 Income (loss) before
  income taxes and
  accounting changes....    (3,332)     (7,101)     (4,042)      4,711      14,657      10,126      12,533
 Income tax expense
  (benefit).............    (1,340)     (2,690)     (1,498)      1,792       5,530       3,814       4,732
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
 Income (loss) before
  accounting changes....    (1,992)     (4,411)     (2,544)      2,919       9,127       6,312       7,801
 Change in accounting
  principles............       --          --         (248)       (136)        --          --          --
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
 Net income (loss)......  $ (1,992) $   (4,411) $   (2,792) $    2,783  $    9,127  $    6,312  $    7,801
                          ========  ==========  ==========  ==========  ==========  ==========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Current assets.........  $401,681  $  324,111  $  132,957  $  184,253  $  279,285  $  291,238  $  302,525
 Total assets...........   431,923     349,957     149,430     193,367     283,036     295,593     304,858
 Current liabilities....   418,675     324,206     133,211     188,601     291,459     302,203     304,822
 Total debt.............       --          --          --          --          --          --          --
 Divisional equity......    13,916      24,824      15,578       4,393      (8,437)     (6,723)         36
OTHER DATA:
 Cash flows from:
  Operating activities..  $ 17,340  $  (13,434) $    2,288  $   13,835  $   21,481  $   16,954  $     (942)
  Investing activities..      (319)     (2,635)        947         117         476         474         270
  Financing activities..   (17,021)     19,304      (6,454)    (13,968)    (21,957)    (17,428)        672
 EBITDA(1)..............     1,205       3,201       5,120      12,926      19,299      14,394      13,541
 Maintenance capital
  expenditures..........       319       2,849         122          56          17          17         --
OPERATING DATA:
 Volumes (bpd):
  Wellhead(2)...........    92,449      93,141      90,974      89,788      83,551      83,474      83,071
  Bulk(3)...............       --          --          --       33,595     190,279     158,253     173,318
  Exchange(4)...........   149,143     270,946     236,555     180,924     248,781     258,565     242,847
                          --------  ----------  ----------  ----------  ----------  ----------  ----------
  Total.................   241,592     364,087     327,529     304,307     522,611     500,292     499,236

-------
(1) EBITDA is defined as earnings (net income) before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The EBITDA of Basis Gathering may not be comparable to the EBITDA of other entities as other entities may not calculate EBITDA in the same manner as Basis Gathering.
(2) Consists of barrels of crude oil and condensate purchased at the wellhead.
(3) Consists of barrels of crude oil and condensate purchased at collection points, terminals and pipelines from third parties.
(4) Consists of barrels of crude oil and condensate acquired in simultaneous buy-sell exchanges of equal volumes.

                                             HOWELL CRUDE OPERATIONS
                          --------------------------------------------------------------------
                                                                            NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          ------------------------------------------------  ------------------
                            1991      1992      1993      1994      1995      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
                                      (IN THOUSANDS, EXCEPT BARREL AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Gathering and marketing
  revenues..............  $431,014  $424,936  $377,052  $411,647  $617,038  $454,902  $508,546
 Pipeline revenues......       294       333       347       392    13,756     9,271    12,756
                          --------  --------  --------  --------  --------  --------  --------
  Total revenues........   431,308   425,269   377,399   412,039   630,794   464,173   521,302
Cost of sales:
 Crude cost.............   424,977   417,679   367,405   399,067   603,406   443,953   497,426
 Field operating costs..     3,470     4,473     5,459     6,327     7,525     5,563     5,800
 Pipeline operating
  costs.................       --        --        --        --      3,526     2,343     3,599
                          --------  --------  --------  --------  --------  --------  --------
  Total cost of sales...   428,447   422,152   372,864   405,394   614,457   451,859   506,825
                          --------  --------  --------  --------  --------  --------  --------
Gross margin............     2,861     3,117     4,535     6,645    16,337    12,314    14,477
General and
 administrative
 expenses...............     1,499     2,020     2,511     3,090     4,116     3,135     3,099
Depreciation and
 amortization...........       270       328       348       593     3,263     2,208     3,078
                          --------  --------  --------  --------  --------  --------  --------
Operating income........     1,092       769     1,676     2,962     8,958     6,971     8,300
Interest expense........       --         10        65        17     3,598     2,450     3,034
Other income............       --        --        --        --        (10)       (6)       (2)
                          --------  --------  --------  --------  --------  --------  --------
Income before income
 taxes..................     1,092       759     1,611     2,945     5,370     4,527     5,268
Income tax provision....       384       265       591     1,108     1,995     1,682     1,921
                          --------  --------  --------  --------  --------  --------  --------
Net income..............  $    708  $    494  $  1,020  $  1,837  $  3,375  $  2,845  $  3,347
                          ========  ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Current assets.........  $ 34,988  $ 46,297  $ 24,814  $ 42,859  $ 59,471  $ 54,663  $ 73,121
 Total assets...........    36,219    47,818    26,506    45,853   130,099   124,332   143,688
 Current liabilities....    36,439    46,379    26,600    45,693    67,215    63,400    79,297
 Total long-term
  obligations...........       --        226       181       133    48,956    50,408    42,055
 Total equity of parent.      (525)      936      (552)     (233)   13,410    10,091    21,122
OTHER DATA:
 Cash flows from:
  Operating activities..  $  2,420  $   (615) $  3,068  $  3,467  $  6,045  $  5,376  $  5,208
  Investing activities..      (147)     (616)     (519)   (1,904)  (70,890)  (68,883)   (3,017)
  Financing activities..    (2,273)    1,231    (2,549)   (1,563)   64,845    63,507    (2,191)
 EBITDA (1).............     1,362     1,097     2,024     3,555    12,231     9,185    11,380
 Maintenance capital
  expenditures..........       156       103       180       372       633       478       557
OPERATING DATA:
 Volumes (bpd):
  Gathering and
   marketing:
  Wellhead (2)..........    24,545    25,647    28,715    32,325    35,271    35,322    33,030
  Bulk(3)...............       --        --      3,202     6,328    10,441    11,532     5,144
  Exchange (4)..........    31,111    32,170    26,341    29,883    50,771    46,444    53,027
                          --------  --------  --------  --------  --------  --------  --------
   Total gathering and
    marketing...........    55,656    57,817    58,258    68,536    96,483    93,298    91,201
  Pipeline(5)...........     1,551     1,748     1,829     2,066    92,282    94,155    87,727

--------
(1) EBITDA is defined as earnings (net income) before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. EBITDA provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution and is presented solely as a supplemental measure. EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The EBITDA of Howell Crude Operations may not be comparable to the EBITDA of other entities as other entities may not calculate EBITDA in the same manner as Howell Crude Operations.
(2) Consists of barrels of crude oil and condensate purchased at the wellhead.
(3) Consists of barrels of crude oil and condensate purchased at collection points, terminals and pipelines from third parties other than the producer, based on estimates prepared internally by management.
(4) Consists of barrels of crude oil and condensate acquired in simultaneous buy-sell exchanges of equal volumes.
(5) Represents the sum of the volume per day transported on each pipeline calculated for the days in each period that Howell owned the pipeline.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations for Genesis and its predecessor entities, the gathering and marketing division of Basis and the gathering, marketing, pipeline and transportation subsidiaries of Howell, should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus. For more detailed information regarding the basis of presentation for the following financial information, see the notes to the pro forma and historical financial statements.

                                    GENERAL

  Genesis is a Delaware limited partnership recently formed to acquire, own and operate the crude oil gathering and marketing operations of Basis and the crude oil gathering, marketing and pipeline operations of Howell. Basis Gathering and Howell Crude Operations conduct crude oil marketing and trading activities that are separate from the refining, marketing and trading activities conducted by Basis and Howell in connection with their retained businesses, including their refinery operations, and the crude oil trading activities conducted by Basis' affiliate, Phibro Inc.

GROSS MARGIN

  The profitability of Genesis and its predecessor entities, Basis Gathering and Howell Crude Operations, depends to a significant extent upon their ability to maximize gross margin. The gross margin from gathering and marketing operations is generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of aggregation and transportation. In addition to purchasing crude oil at the wellhead, Genesis purchases crude oil in bulk at major pipeline terminal points and enters into exchange transactions with third parties. These bulk and exchange transactions are characterized by large volumes and narrow profit margins on purchase and sales transactions, and the absolute price levels for crude oil do not necessarily bear a relationship to gross margin, although such price levels significantly impact revenues and cost of sales. Because period-to-period variations in revenues and cost of sales are not generally meaningful in analyzing the variation in gross margin for gathering and marketing operations, such changes are not addressed in the following discussion. Pipeline revenues and gross margins are primarily a function of the level of throughput and storage activity and are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. Changes in revenues, volumes and pipeline operating costs, therefore, are relevant to the analysis of financial results of Genesis' pipeline operations and are addressed in the following discussion of pipeline operations of Genesis and Howell Crude Operations.

  Gross margin from gathering, marketing and pipeline operations varies from period to period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in U.S. crude oil inventory levels. In general, gathering and marketing gross margin increases when crude oil inventories decline, resulting in crude oil for prompt (generally the next month) delivery being priced at an increased premium over crude oil for future delivery. During periods of low crude oil inventories, however, pipeline margins in the Partnership's operating areas generally decrease because there is less crude oil available for shipment and storage in Genesis' pipeline systems as large supplies of crude oil are directed to markets located away from the U.S. Gulf Coast. Conversely, when crude oil inventories are high, gathering and marketing margins narrow, but crude oil shipments and storage opportunities result in increased pipeline margins as crude oil is not directed away from the U.S. Gulf Coast. Accordingly, the aggregate gross margins from pipeline operations generally tend to be countercyclical to those from gathering and marketing. The General Partner believes that the countercyclical nature of the two businesses will tend to have a stabilizing effect on Genesis' cash flows from operations.

  In 1993, experienced management teams installed by both Basis and Howell independently developed and implemented new operating programs designed to enhance the overall profitability of their businesses. These programs included improving management information systems, reducing operating and administrative costs, discontinuing activities in nonstrategic areas and increasing volumes of bulk purchases and resales. Management believes these changes improved the Partnership's operating performance, although the effects of such programs are not specifically quantifiable.

RISK MANAGEMENT AND HEDGING ACTIVITIES

  In general, as Genesis purchases crude oil in its gathering and marketing operations, it simultaneously establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, Genesis seeks to maintain positions that are substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. As a result, changes in the absolute price level for crude oil do not necessarily impact the margin from gathering and marketing. Although Genesis generally maintains a balanced position in terms of overall volumes, some risks cannot always be fully hedged, such as a portion of certain basis risks. Basis risk arises when Genesis acquires crude oil by purchase or exchange that does not meet the specifications of the crude oil it is contractually obligated to deliver, whether in terms of geographic location, grade or delivery schedule. Genesis seeks to limit its price risk and also manage its margins through a combination of physical sales, NYMEX hedging activities and exchanges of crude oil with third parties. It is Genesis' policy not to acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes.

                                BASIS GATHERING

ANALYSIS OF HISTORICAL RESULTS OF OPERATIONS OF BASIS GATHERING

  The following analyses compare the results of Basis Gathering for the nine months ended September 30, 1996 with the nine months ended September 30, 1995. Full year comparisons are presented for the years ended December 31, 1995 and 1994 and the years ended December 31, 1994 and 1993.

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Gross Margin. Gathering and marketing gross margin decreased $0.8 million or 5% to $16.3 million for the nine months ended September 30, 1996, as compared to $17.1 million for the nine months ended September 30, 1995. Field operating expenses were generally consistent from period to period.

  The nine-month period results for 1996 reflect a very strong second quarter and a very weak third quarter. Gathering and marketing gross margin for the second quarter of 1996 increased $1.3 million or 20% from the second quarter of 1995. In the first half of 1996, U.S. crude oil inventories were at historically low levels and refiner demand for prompt delivery of crude oil was strong, leading to substantial backwardation in crude oil prices. This backwardated market caused the sales prices received by Basis Gathering to increase faster than prices paid to producers at the wellhead, which resulted in larger gross margins, particularly in the second quarter. In the third quarter of 1996, due to increasing crude oil inventories and reduced refiner demand for prompt delivery of crude oil, the sales prices received by Basis Gathering decreased faster than the prices paid to producers, particularly as other gathering companies continued to pay higher producer bonuses in an effort to increase market share. As a result of the expiration of a favorable provision in a large crude oil purchase contract with one of Basis Gathering's principal customers that reduced gross margins by approximately $1.0 million and the third quarter's unfavorable pricing situation, gathering and marketing gross margin declined $5.7 million from the second quarter of 1996 to the third quarter of 1996.

  General and Administrative Expenses. General and administrative expenses were generally consistent from period to period. General and administrative expenses consist of general corporate, finance, accounting and administrative costs to provide support for Basis Gathering's activities.

  Depreciation and Amortization. Depreciation and amortization expenses decreased $3.1 million or 72% to $1.2 million for the nine months ended September 30, 1996, as compared to $4.3 million for the nine months ended September 30, 1995. Of this reduction, $2.4 million resulted from the full amortization in 1995 of costs capitalized from the JM Petroleum Corporation acquisition in 1991.

  Interest Expense. All working capital financing requirements were provided to Basis Gathering by Basis. Net interest expense decreased $0.2 million to net interest income of $0.2 million for the nine months ended September 30, 1996, as compared to net interest expense of less than $0.1 million for the nine months ended September 30, 1995.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Gross Margin. Gathering and marketing gross margin increased $6.5 million or 39% to $23.2 million for the year ended December 31, 1995, as compared to $16.7 million for the prior year. The increase in gross margin is attributable in part to decreased U.S. crude oil inventories and higher levels of bulk purchases as compared with the prior period. Field operating costs decreased from year to year, primarily due to the full realization in 1995 of the discontinuation of unprofitable operations in nonstrategic areas during 1994. Also, during June 1995 all of Basis Gathering's Oklahoma trucking operation assets were sold to Associated Transport and Trucking Company, which further decreased field operating costs in 1995.

  General and Administrative Expenses. General and administrative expenses decreased $0.2 million or 5% to $3.7 million for the year ended December 31, 1995, as compared to $3.9 million for the prior year, primarily reflecting ongoing efforts to reduce expenses and to consolidate functions.

  Depreciation and Amortization. Depreciation and amortization expense decreased $2.7 million or 36% to $4.8 million for the year ended December 31, 1995, as compared to $7.5 million for the prior year. Of this reduction, $2.4 million resulted from the full amortization in 1995 of costs capitalized from the JM Petroleum acquisition in 1991. The remainder of the reduction in 1995 is due to the full amortization of some operating assets.

  Interest Expense. Net interest expense decreased $0.9 million to net interest income of $0.2 million for the year ended December 31, 1995, as compared to net interest expense of $0.7 million for the prior year. This reduction in interest expense was due primarily to repayment to Basis of cash advances outstanding.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Gross Margin. Gathering and marketing gross margin increased $7.6 million or 84% to $16.7 million for the year ended December 31, 1994, as compared to $9.1 million for the prior year, due in part to increases in gross margin from the marketing of bulk oil purchased at major market locations. The increase in gross margin is attributable in part to decreased U.S. crude oil inventories as compared with the prior period. In addition, gross margin in 1993 was adversely affected by a noncash charge of $1.3 million to cost of sales resulting from a write-down of Basis' minimum inventories to market value at year-end. Field operating expenses decreased from year-to-year, primarily due to the discontinuation in 1994 of marginal or unprofitable operations in nonstrategic areas.

  General and Administrative Expenses. General and administrative expenses decreased $0.2 million or 5% to $3.9 million for the year ended December 31, 1994, as compared to $4.1 million for the prior year, primarily reflecting ongoing efforts to reduce expenses and to consolidate functions.

  Depreciation and Amortization. Depreciation and amortization expense decreased $0.4 million or 5% to $7.5 million for the year ended December 31, 1994, as compared to $7.9 million for the prior year. The reduction in expense from 1993 to 1994 is due to the full amortization of some operating assets.

  Interest Expense. Interest expense decreased $0.5 million or 42% to $0.7 million for the year ended December 31, 1994, as compared to $1.2 million for the prior year. This reduction in interest expense was due primarily to repayment to Basis of cash advances outstanding.

 HEDGING

  Basis Gathering routinely utilizes forward contracts, swaps, options and futures contracts in an effort to minimize the impact of market fluctuations on inventories and contractual commitments. Gains and losses on forward contracts, swaps, options and futures contracts used to hedge future contract purchases of unpriced domestic crude oil, where firm commitments to sell are required prior to establishment of the purchase price, are deferred until the margin from the underlying risk element of the hedged item is recognized. Basis Gathering recognized net gains of $281,000 and $4,798,000 for the nine months ended September 30, 1995 and 1996, respectively, and net gains (losses) of $(2,010,000), $2,568,000 and $131,000 for the years ended December 31,
1993, 1994 and 1995, respectively, related to its hedging activity.

LIQUIDITY AND CAPITAL RESOURCES

 CASH FLOWS

  Net cash provided by operating activities for the years ended December 31, 1993, 1994 and 1995 totaled $2.3 million, $13.8 million and $21.5 million, respectively. The consistent improvement from year to year is primarily due to the increases in operating income. Net cash provided by operating activities for the nine months ended September 30, 1995 totaled $17.0 million. Net cash utilized in operating activities was $0.9 million for the nine months ended September 30, 1996. The decrease during 1996 was primarily the result of an increase in accounts receivable of $27.4 million, only partially offset by an increase of $14.2 million in accounts payable.

  Net cash provided by investing activities was $0.5 million for the year ended December 31, 1995 as compared to $0.9 million and $0.1 million for the years ended December 31, 1993 and 1994, respectively. In the nine months ended September 30, 1995 and 1996, net cash provided by investing activities was $0.5 million and $0.3 million, respectively. The positive cash flows for Basis Gathering in all these periods were provided by proceeds from the sale of nonstrategic assets, which were $1.1 million, $0.2 million and $0.5 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $0.5 million and $0.3 million for the nine months ended September 30, 1995 and 1996, respectively.

  Net cash used in financing activities was $6.5 million, $14.0 million and $22.0 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $17.4 million for the nine months ended

September 30, 1995. In each period, the net cash was utilized to advance funds to Basis. Net cash provided by financing activities was $0.7 million for the nine months ended September 30, 1996. The net cash was provided by advances from Basis.

 EBITDA

  EBITDA decreased $0.9 million or 6% to $13.5 million for the nine months ended September 30, 1996, as compared to $14.4 million for the nine months ended September 30, 1995. This decrease is attributable to decreases in gross margin, as general and administrative expenses differed by less than $0.1 million.

  EBITDA increased $6.4 million or 50% to $19.3 million for the year ended December 31, 1995, as compared to $12.9 million for the prior year. EBITDA increased $7.8 million or 153% to $12.9 million for the year ended December 31, 1994, as compared to $5.1 million for the prior year. The increase in each year is attributable to increases in gross margin and a decrease in general and administrative expenses.

  EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. See Note 1 of "Selected Historical Financial and Operating Data--Basis Gathering."

 FINANCING AND SOURCES OF LIQUIDITY

  Capital expenditures for the years ended December 31, 1993, 1994 and 1995 were $122,000, $56,000 and $17,000, respectively. All of the capital expenditures for these periods were maintenance capital expenditures in support of the ongoing crude oil gathering operations.

  Credit Support. Basis and Salomon Inc have historically provided credit support for all of Basis Gathering's ongoing business transactions in the form of guarantees of Basis Gathering's contractual obligations. As of September 30, 1996, the aggregate amount of obligations covered by such guarantees was $377.6 million, including $179.8 million in payable obligations and estimated crude oil purchase obligations for October 1996 of $197.8 million. In addition, letters of credit for approximately $3.2 million were issued by financial institutions on behalf of Basis Gathering as of such date. Historically, Salomon Inc has not charged a fee for such credit support.

 ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 1993, Basis Gathering adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" which requires the accrual of retiree healthcare and other postretirement benefits costs during the service periods of eligible employees. Basis Gathering was allocated, as the cumulative effect of the change in accounting principle, a net charge to income of $248,000 in 1993, to reflect the present value of expected future costs attributable to employee services prior to the January 1, 1993 adoption date.

  Effective January 1, 1994, Basis Gathering adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which requires the accrual of postemployment benefits costs during the service periods of eligible employees. Basis Gathering was allocated, as the cumulative effect of the change in accounting principle, a net charge to income of $136,000 in 1994 to reflect the present value of expected future costs for employee benefits attributable to employees services prior to the January 1, 1994 adoption date.

  Effective January 1, 1995, Basis Gathering adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("Statement 121").

Statement 121 contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future sufficient to fully recover the remaining cost of the related assets. Basis Gathering was not required to record impairment of any of its assets as a result of adopting Statement 121.

                            HOWELL CRUDE OPERATIONS

ANALYSIS OF HISTORICAL RESULTS OF OPERATIONS OF HOWELL CRUDE OPERATIONS

  The following analyses compare the results of Howell Crude Operations for the nine-month period ending September 30, 1996 with the nine months ended September 30, 1995. Full year comparisons are presented for the years ended December 31, 1995 and 1994 and the years ended December 31, 1994 and 1993. The acquisition of the Texas, Jay and Mississippi Systems from Exxon Pipeline Company ("Exxon") in March 1995 resulted in significant increases in all items discussed below, affecting both the nine month comparison and the 1995 to 1994 comparison.

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Gross Margin. Gathering and marketing gross margin decreased $0.1 million or 2% to $5.3 million for the nine months ended September 30, 1996, as compared to $5.4 million for the nine months ended September 30, 1995.

  Although the nine-month period to period results were essentially unchanged, quarterly results were significantly different. Gathering and marketing gross margin for the second quarter of 1996 was $0.5 million or 29% higher than the second quarter of 1995. In the first half of 1996, U.S. crude oil inventories were at historically low levels and refiner demand for prompt delivery of crude oil was strong, leading to substantial backwardation in crude oil prices. This backwardated market caused the sales prices received by Howell Crude Operations to increase faster than prices paid to producers at the wellhead, which resulted in larger gross margins, particularly in the second quarter. In the third quarter of 1996, due to increasing crude oil inventories and reduced refiner demand for prompt delivery of crude oil, the sales prices received by Howell Crude Operations decreased faster than the prices paid to producers, particularly as other gathering companies continued to pay higher producer bonuses in an effort to increase market share. As a result of this unfavorable pricing situation, gathering and marketing gross margin declined approximately $1.0 million from the second quarter of 1996 to the third quarter of 1996.

  Pipeline gross margin was $9.2 million for the nine months ended September 30, 1996, as compared to $6.9 million for the nine months ended September 30, 1995. Pipeline gross margin for the 1995 period include only six months of operations from the three onshore pipelines Howell Crude Operations acquired from Exxon on March 31, 1995, whereas the 1996 period includes nine months of operations. Pipeline volumes per day declined from the 1995 period to the 1996 period partially due to changes in the demand and, therefore, the markets for crude oil. These changes led to a reduction by crude oil shippers in the use of Howell Crude Operations' pipelines in the 1996 period. Pipeline revenues for 1995 included six months of tank rental fees totaling $0.6 million charged to a third party for usage of storage tanks that Howell Crude Operations owns in northwest Houston whereas the 1996 period includes three months of tank rental fees totaling $0.3 million. Howell has not received any payments under such lease since March 31, 1996.

  The increase in pipeline operating costs of $1.3 million in the 1996 nine-month period is attributable primarily to the acquisition of the pipelines on March 31, 1995.

  General and Administrative Expenses. General and administrative expenses generally were consistent from period to period.

  Depreciation and Amortization. Depreciation and amortization expense increased $0.9 million or 41% to $3.1 million for the nine months ended September 30, 1996, as compared to $2.2 million for the nine months ended September 30, 1995. The increase from the 1995 period to the 1996 period in depreciation expense is a result of depreciation on the pipelines acquired from Exxon. Depreciation expense is approximately $0.8 million per quarter on the pipeline assets, with the 1995 period including only two quarters of depreciation expense.

  Interest Expense. Interest expense increased $0.5 million or 20% to $3.0 million for the nine months ended September 30, 1996, as compared to $2.5 million for the nine months ended September 30, 1995. On March 31, 1995, Howell Crude Operations obtained a term loan from a group of banks in order to purchase the pipelines from Exxon. During the 1996 period, the debt related to this term loan was outstanding for nine months, resulting in increased interest expense.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Gross Margin. Gathering and marketing gross margin decreased $0.2 million or 3% to $6.1 million for the year ended December 31, 1995, as compared to $6.3 million for the prior year. Field operating costs increased $1.2 million from 1994 to 1995, primarily as a result of labor costs and certain fixed costs attributable to increased volumes trucked.

  In 1995, pipeline revenues increased $13.4 million, which is attributable to the three onshore crude oil pipelines Howell Crude Operations acquired from Exxon. These pipeline revenues represent charges to customers for transportation of crude oil through the pipelines and tank rental fees charged for usage of storage tanks. Included in the 1995 pipeline revenues is $1.0 million received from a third party, representing nine months of rental income under the terms of a lease of 1.2 million barrels of tankage. Operating costs associated with the 1995 pipeline acquisition totaled $3.5 million for the nine months that Howell Crude Operations owned the pipelines.

  General and Administrative Expenses. General and administrative expenses increased $1.0 million or 32% to $4.1 million for the year ended December 31, 1995, as compared to $3.1 million for the prior year, primarily reflecting an increase of $0.8 million in these costs resulting from the purchase of the pipelines from Exxon. The remaining increase is attributable to higher staffing levels and higher costs.

  Depreciation and Amortization. Depreciation and amortization expense increased $2.7 million or 450% to $3.3 million for the year ended December 31, 1995, as compared to $0.6 million for the prior year, with $2.4 million attributable to depreciation on the pipelines and related assets purchased during 1995. Howell Crude Operations also acquired additional transportation and pipeline injection station assets during 1994 and 1995, contributing to the increase in depreciation.

  Interest Expense. Interest expense increased to $3.6 million for the year ended December 31, 1995, as compared to $17,000 for the prior year. Almost all of the interest expense in 1995 was attributable to the term loan Howell Crude Operations obtained from a group of banks in order to purchase the pipelines from Exxon.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Gross Margin. Gross margin increased $2.1 million or 50% to $6.3 million for the year ended December 31, 1994, as compared to $4.2 million for the prior year, primarily due to higher lease and bulk volumes partly offset by higher field operating costs. The increase in gross margin is attributable in part to decreased U.S. crude oil inventories as compared with the prior period. In addition, Howell Crude Operations increased its fleet by 14 trailers in 1994, enabling it to transport additional crude oil. Several pipeline injection points were also added in areas where Howell Crude Operations had not previously gathered crude oil. Primarily as a result of these truck and pipeline injection point additions, Howell Crude Operations increased its wellhead volumes by 13% from 1993 to 1994. Field operating costs increased $0.9 million from 1993 to 1994 due to the increase in wellhead volumes. Costs of operating additional vehicles to transport the crude oil and costs related to the addition of pipeline injection points led to this increase.

  General and Administrative Expenses. General and administrative expenses increased $0.6 million or 24% to $3.1 million for the year ended December 31, 1994, as compared to $2.5 million for the prior year, primarily as a result of additions in the number of personnel.

  Depreciation and Amortization. Depreciation and amortization expense increased $0.3 million or 100% to $0.6 million for the year ended December 31, 1994, as compared to $0.3 million for the prior year. The increase was related to the pipeline injection stations and trailers added during 1994.

  Interest Expense. Interest expense in 1994 and 1993 was less than $0.1 million.

 HEDGING

  Howell Crude Operations engaged in a limited program of hedging crude oil inventories and fixed purchase price commitments using crude oil futures contracts and options as the hedging tools. Changes in the market price of the futures contracts and options are deferred until the gain or loss is recognized on the hedged transactions. The effect of these hedging tools for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 was not material to the results of operations of Howell Crude Operations.

LIQUIDITY AND CAPITAL RESOURCES

 CASH FLOWS

  Net cash provided by operating activities was $3.1 million, $3.5 million and $6.0 million for the years ended December 31, 1993, 1994 and 1995, respectively. For the nine months ended September 30, 1995 and 1996, net cash provided by operating activities was $5.4 million and $5.2 million, respectively. Improved earnings before depreciation and amortization was the significant reason for the increase in 1995.

  Net cash used in investing activities was $0.5 million, $1.9 million and $70.9 million for the years ended December 31, 1993, 1994 and 1995, respectively. In the nine months ended September 30, 1995 and 1996, net cash of $68.9 million and $3.0 million, respectively, was utilized in investing activities. In each of these periods Howell Crude Operations added assets consisting primarily of, in 1993 and 1994, vehicles and pipeline injections points, in 1995, the pipeline assets acquired from Exxon and related additions, and, in the 1996 nine-month period, additional pipeline gathering capabilities associated with the pipeline systems acquired from Exxon.

  Net cash used in financing activities was $2.5 million and $1.6 million in the years ended December 31, 1993 and 1994, respectively. Net cash provided by financing activities was $64.8 million in the year ended December 31, 1995. In the nine-month period ended September 30, 1995, net cash provided by financing activities was $63.5 million and, in the nine-month period ended September 30, 1996, net cash used by financing activities was $2.2 million. In the 1995 periods, the cash was provided primarily from borrowings from a group of banks and advances from Howell. In 1993 and

1994, cash was utilized primarily to reduce advances from Howell. In the nine-month period ended September 30, 1996, cash was utilized to reduce the outstanding balance under the bank debt.

 EBITDA

  EBITDA increased $2.2 million or 24% to $11.4 million for the nine months ended September 30, 1996, as compared to $9.2 million for the nine months ended September 30, 1995. The increase is attributable to the increased gross margins from gathering and marketing and pipeline operations.

  EBITDA increased $8.6 million or 239% to $12.2 million for the year ended December 31, 1995, as compared to $3.6 million for the prior year. The increase in EBITDA is attributable to the addition in 1995 of the pipeline operations, offset by a decrease in gathering and marketing gross margin and an increase in general and administrative expenses.

  EBITDA increased $1.6 million or 80% to $3.6 million for the year ended December 31, 1994, as compared to $2.0 million for the prior year. The increase is attributable to an increase in gathering and marketing gross margin, offset by an increase in general and administrative expenses.

  EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. See Note 1 of "Selected Historical Financial and Operating Data--Howell Crude Operations."

 FINANCING AND SOURCES OF LIQUIDITY

  All funds received by Howell Crude Operations were historically transferred to Howell Corporation, and obligations were then funded by Howell as they were presented for payment. These transfers of cash with Howell are reflected in equity on the Howell Crude Operations Combined Balance Sheets. In 1993 and 1994, the net advances to Howell by Howell Crude Operations were $2.5 million and $1.5 million, respectively. Capital expenditures in those same years were $0.5 million and $1.8 million, consisting primarily of additions to vehicles and pipeline injection points. In 1995, in order to purchase the pipelines from Exxon and to pay for additional acquisition costs, improvements and related pipeline support systems totaling $69.0 million, Howell Crude Operations borrowed $57.5 million from a group of banks ("HCO Credit Facility") and received advances from Howell of $10.3 million. The balance, as well as capital expenditures for vehicle and pipeline injection points, was funded from operations. During the nine months ended September 30, 1996, Howell Crude Operations expended $3.1 million on capital expenditures consisting primarily of costs to complete the computerized pipeline control and monitoring system and to add a 13-mile gathering line to the Jay System. These additions were funded from operations.

  Credit Support. Howell has historically provided credit support in the form of guarantees of Howell Crude Operations' contractual obligations. Such support has reduced the need to issue letters of credit under the HCO Credit Facility. Howell has not historically charged a fee for such credit support. As of September 30, 1996, the aggregate amount of obligations covered by such guarantees was $50.3 million, including $26.0 million in payable obligations and estimated crude oil purchase obligations for October 1996 of $24.3 million. In addition, letters of credit for approximately $0.7 million were issued by financial institutions on behalf of Howell Crude Operations as of such date.

 ACCOUNTING PRONOUNCEMENTS

  In 1995, the Financial Accounting Standards Board issued SFAS No. 121 entitled, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." This statement contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future sufficient to fully recover the remaining cost of the related assets. Howell Crude Operations adopted this statement in 1996 and was not required to record impairment on any of its assets.

                                 GENESIS

ANALYSIS OF PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

  The pro forma consolidated financial statements of the Partnership reflect the historical operating results of Basis Gathering, Howell Crude Operations and Predecessor Operations of Certain Crude Oil Pipelines Systems of Exxon, as adjusted for the Transactions. The following analyses compare the pro forma results of the Partnership for the nine months ended September 30, 1996 and the nine months ended September 30, 1995. Because the Partnership will have no long-term debt as of the closing of the Transactions, the pro forma consolidated results reflect the elimination of interest expense. Income taxes were also eliminated from the pro forma consolidated results as the Partnership will not be subject to federal income taxes. The pro forma consolidated results of operations assume no significant period-to-period changes in Genesis' general and administrative expenses. The pro forma general and administrative expenses do not include an amount for the incentive compensation that might have been paid to Genesis' key employees. The amount to be paid under the Incentive Plan will be at the discretion of the Compensation Committee of the General Partner; therefore, an amount could not be determined for inclusion in the pro forma consolidated statements of operations.

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Gross Margin. Gathering and marketing gross margin decreased $1.4 million or 7% to $19.2 million for the nine months ended September 30, 1996, as compared to $20.6 million for the nine months ended September 30, 1995. Field expenses increased by $0.3 million, primarily due to higher fuel costs to operate Genesis' fleet of tractors-trailers.

  In the first half of 1996, U.S. crude oil inventories were at their historically low levels and refiner demand for prompt delivery of crude oil was strong, leading to substantial backwardation in crude oil prices. This backwardated market caused the sales prices received by the Partnership to increase faster than prices paid to producers at the wellhead, which resulted in gross margins increasing $3.7 million or 29% to $16.5 million for the six months ended June 30, 1996 as compared to $12.8 million for the six months ended June 30, 1995. In the third quarter of 1996, due to increasing crude oil inventories and reduced refiner demand for prompt delivery of crude oil, the sales prices received by the Partnership decreased faster than the prices paid to producers, particularly as other gathering companies continued to pay higher producer bonuses in an effort to increase market share. As a result of the expiration of a favorable provision in a large crude oil purchase contract with one of the Partnership's principal customers that reduced gross margins by approximately $1.0 million and the third quarter's unfavorable pricing situation, pro forma gathering and marketing gross margin declined $6.6 million from the second quarter of 1996 to the third quarter of 1996.

  Pipeline gross margin decreased $1.6 million or 15% to $9.2 million for the nine months ended September 30, 1996, as compared to $10.8 million for the nine months ended September 30, 1995. Although increased demand for crude oil resulted in increased gross margin in the gathering and marketing operations during the first half of 1996, pipeline operations experienced a countercyclical decline in gross margin during the same period. Low U.S. crude oil inventories resulted in reduced pipeline utilization, which resulted in a decline of 10% in pipeline throughput during the first nine months of 1996 compared to the same period in 1995. Pipeline revenues for 1995 include six months of tank rental fees totaling $0.6 million charged to a third party for usage of storage tanks that Howell Crude Operations owns in northwest Houston whereas the 1996 period includes three months of tank rental fees totaling $0.3 million. Howell has not received any payments under such lease since March 31, 1996.

  Depreciation and Amortization. Depreciation and amortization expense decreased $3.0 million or 37% to $5.2 million for the nine months ended September 30, 1996, as compared to $8.2 million for the nine months ended September 30, 1995. Of the reduction, $2.4 million resulted from the full amortization in 1995 of costs capitalized from the JM Petroleum Corporation acquisition by Basis in 1991.

 YEAR ENDED DECEMBER 31, 1995

  Gross Margin. Gathering and marketing gross margin was $26.6 million for the year ended December 31, 1995. Wellhead purchase volumes and bulk purchases for the year averaged 118,822 and 200,720 barrels per day, respectively. Overall U.S. crude oil inventories declined throughout 1995, resulting in increased margins for wellhead crude oil. Field operating expenses were $14.7 million for the year ended December 31, 1995. These expenses included the effects of transporting crude oil further to more favorable markets.

  Gross margin from pipeline operations was $14.1 million for the year ended December 31, 1995. Throughput averaged 95,454 barrels per day. This average throughput declined during the year due to the expiration in the first half of the year of a one-year throughput agreement on the Mississippi System. Included in the 1995 pipeline revenues is $1.0 million received from a third party, representing nine months of rental income under the terms of a lease of
1.2 million barrels of tankage.

  Depreciation and Amortization. Depreciation and amortization expense was $10.1 million for the year ended December 31, 1995. In the first half of 1995, costs capitalized from the JM Petroleum Corporation acquisition by Basis in 1991 were fully amortized.

LIQUIDITY AND CAPITAL RESOURCES

  EBITDA. EBITDA decreased $2.7 million or 11% to $21.7 million for the nine months ended September 30, 1996, as compared to $24.4 million for the nine months ended September 30, 1995. The decrease in EBITDA reflected the decrease in gross margin, as general and administrative expenses differed by less than $0.4 million. Pro forma net income increased $0.1 million or 1% to $11.4 million for the nine months ended September 30, 1996, as compared to $11.3 million for the nine months ended September 30, 1995.

  EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. EBITDA should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. See Note 4 to "Selected Pro Forma Financial and Operating Data--Genesis Energy, L.P."

  Capital Expenditures. Genesis anticipates its maintenance capital expenditures for the fourth quarter of 1996 will be approximately $1.9 million. This amount includes approximately $1.1 million and $0.8 million of deferred capital expenditures that will be paid for by Basis and Howell, respectively, for the purchase of new tractor-trailers and for improvements to the pipelines. The Partnership estimates future maintenance capital expenditures to be approximately $3.0 million per year. These expenditures are expected to be primarily for improvements related to the three principal pipeline systems and for the periodic replacement of tractors and trailers in Genesis' fleet. Genesis expects to fund its maintenance capital expenditure requirements from internally generated cash.

  Cash Available for Distribution. The amount of Available Cash from Operating Surplus needed to pay the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated OLP Units to be outstanding immediately after the Offering and on the General Partner's 2% general partner interest is approximately $22.0 million, consisting of $15.0 million for the Common Units, $6.6 million for the Subordinated OLP Units and $0.4 million for the General Partner's 2% general partner interest. If the Underwriters' over-allotment option is exercised in full, such amounts would be $17.3 million for the Common Units, $4.3 million for the Subordinated OLP Units and $0.4 million for the General Partner's 2% general partner interest, or an aggregate of $22.0 million. Pro Forma Cash Available for Distribution generated during 1995 and in the twelve months ended September 30, 1996, which was derived from the pro forma consolidated financial statements of the Partnership in the manner set forth in Appendix E hereto, was $30.6 million and $27.8 million, respectively. Pro forma Cash Available for Distribution generated during the third quarter of 1996 by the Partnership would have been sufficient to pay 99.2% of the Minimum Quarterly Distribution on all outstanding Common Units and the related general partner interest. As more fully explained in Appendix E, Pro Forma Cash Available for Distribution for 1995 and for the twelve months ended September 30, 1996 reflects a level of maintenance capital expenditures of $650,000 and $712,000, respectively, that is significantly less than the approximately $3 million the Partnership estimates it will spend each year and also does not reflect any amount that might have been paid under the Partnership's Incentive Plan. Incentive payments will not be made under the Incentive Plan in any year unless the aggregate Minimum Quarterly Distribution for the year has been distributed.

  Following the Transactions, as a result of becoming an independent entity, the Partnership's clearing costs related to hedging its crude oil purchases on the NYMEX will increase approximately $0.8 million per year, which is included in the pro forma financial information included in this Prospectus (an additional $1.0 million per year in the event Basis ceases for any reason to provide certain NYMEX services to the Partnership).

  The pro forma adjustments in the pro forma consolidated financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas Operating Surplus is defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of Pro Forma Cash Available for Distribution shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods.

  Master Credit Support Agreement. Pursuant to the Master Credit Support Agreement, Salomon Inc will provide transitional credit support in the form of the Guaranty Facility over a period of approximately three years in connection with the purchase, sale or exchange of crude oil in the ordinary course of the Operating Partnership's business with third parties. The aggregate amount of the Guaranty Facility will be limited to $550 million through June 30, 1997, $500 million for the period from July 1, 1997 to December 31, 1997, $400 million for the year ending December 31, 1998 and $300 million for the year ending December 31, 1999 (to be reduced in each case by the amount utilized at any one time pursuant to the Working Capital Facility and by the amount of any obligation to a third party to the extent that such party has a prior security interest in the collateral under the Master Credit Support Agreement). The Operating Partnership will be required to pay a guaranty fee to Salomon Inc which will increase over the three-year period, thereby increasing the cost of the credit support provided to the Operating Partnership under the Guaranty Facility, from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. The weighted average rate the Operating Partnership is expected to be charged under the Master Credit Support Agreement is 0.6% per annum.

  Basis has agreed to use its reasonable best efforts, to the extent it has availability under its uncommitted credit lines, to provide to the Operating Partnership, for a six-month period ending May 31, 1997, the Working Capital Facility of up to $50 million, which amount includes direct cash advances not to exceed $35 million outstanding at any one time and letters of credit that may be required in the ordinary course of the Operating Partnership's business. The total amounts outstanding at any one time under the Working Capital Facility will correspondingly reduce the amounts available under the Guaranty Facility. The interest rate for the Working Capital Facility will equal the cost to

Basis of a comparable borrowing as reasonably determined by Basis. Prior to the expiration of the six-month period of availability, it is expected that the Partnership will have arranged for a working capital facility through one or more third party lenders.

  As of September 30, 1996, the combined historical aggregate amount of Genesis' obligations covered by guarantees was $427.9 million, including $205.8 million in payable obligations and estimated crude oil purchase obligations for October 1996 of $222.1 million. In addition, letters of credit of $3.9 million were issued by financial institutions on behalf of Genesis as of September 30, 1996. The combined historical aggregate amount of obligations covered by guarantees and letters of credit of $431.8 million represents the aggregate amount that would have approximated the amount used under the Master Credit Support Agreement as of September 30, 1996. The amount of credit support in the form of guarantees or stand-by letters of credit required for the conduct of the Partnership's business depends on the aggregate price it pays for crude oil, the extent to which crude oil producers require the Partnership to obtain guarantees or stand-by letters of credit in connection with its crude oil purchases, and the extent to which the Partnership is able to offset the credit required for its crude oil purchases and sales through a compromise of claims with other industry participants.

  Salomon Inc and Basis will receive a security interest in all the Operating Partnership's receivables and inventories to secure obligations under the Master Credit Support Agreement.

  There can be no assurance of the availability or the terms of credit for the Partnership. Salomon Inc does not currently foresee any circumstances under which it would provide guarantees or other credit support after the three-year credit support period. In addition, if the General Partner is removed without its consent, Salomon Inc's and Basis' credit support obligations will terminate. In addition, Salomon Inc's and Basis' obligations under the Master Credit Support Agreement may be transferred or terminated early subject to certain conditions. No assurance can be given that suppliers will sell crude oil to the Partnership on credit terms as favorable as those made available to the Combined Operations separately prior to the closing of the Offering.

                                   BUSINESS

  The following discussion of the business and operations of Genesis refers to the businesses and operations conducted by Basis Gathering and Howell Crude Operations prior to the closing of the Offering and the business and operations to be conducted by Genesis after the Offering.

GENERAL

  Genesis is a Delaware limited partnership recently formed to acquire, own and operate the crude oil gathering and marketing operations of Basis and the crude oil gathering, marketing and pipeline operations of Howell. Upon completion of the Transactions, the Partnership will be one of the largest independent gatherers and marketers of crude oil in North America. Genesis' operations are concentrated in Texas, Louisiana, Alabama, Florida, Mississippi, New Mexico, Kansas and Oklahoma. In its gathering and marketing business, Genesis is principally engaged in the purchase and aggregation of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities for resale at various points along the Distribution Chain. The Partnership's gathering and marketing margins are generated by buying crude oil at competitive prices, efficiently transporting or exchanging the crude oil along the Distribution Chain and marketing the crude oil to refineries or other customers at favorable prices. In addition to its gathering and marketing business, Genesis' operations include transportation of crude oil for itself and for others at regulated published tariffs on its four common carrier pipeline systems. On a pro forma basis, in 1995 the gathering and marketing operations contributed approximately 65% of the Partnership's total gross margin and the pipeline operations contributed the remaining 35%.

  Genesis currently purchases approximately 116,000 bpd of crude oil at the wellhead from approximately 7,100 leases. Genesis utilizes its trucking fleet of approximately 100 tractor-trailers and its gathering lines to transport crude oil purchased at the wellhead to pipeline injection points, terminals and refineries for sale to its customers. It also transports purchased crude oil on trucks, barges and pipelines owned and operated by third parties. In addition, as part of its gathering and marketing business, Genesis makes purchases of crude oil in bulk at pipeline and terminal facilities for resale to refineries or other customers. When opportunities arise to increase margin or to acquire a grade of crude oil that more nearly matches the specifications for crude oil the Partnership is obligated to deliver, Genesis exchanges crude oil with third parties through exchange or buy/sell agreements.

  Genesis' three principal common carrier crude oil pipeline systems and related gathering lines consist of the 553-mile Texas System, the 117-mile Jay System extending between Florida and Alabama and the 281-mile Mississippi System extending between Mississippi and Louisiana. Additionally, the Partnership owns the 5.5-mile interstate Main Pass System in the Gulf of Mexico serving the Main Pass Block 64. These pipelines transported an average of approximately 87,700 bpd in the first nine months of 1996. Additionally, Genesis owns approximately 2.2 million barrels of associated storage capacity of which approximately 1.0 million barrels will be available at the closing of the Offering.

  Experienced management teams installed by both Basis and Howell in 1993 independently developed and implemented new operating programs designed to enhance the overall profitability of their businesses. These programs included improving management information systems, reducing operating and administrative costs, discontinuing activities in nonstrategic areas and increasing volumes of bulk purchases and resales. Management believes these changes improved the Partnership's operating performance, although the effects of such programs are not specifically quantifiable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Genesis believes that its competitive strengths include (i) its position as one of the largest independent crude oil gathering and marketing companies in the United States, (ii) the geographic concentration of its operations in an eight-state area, (iii) management with significant industry experience, (iv) advanced management information and risk management systems, (v) its ability to provide its customers a wide range of customized services, (vi) gross margins from its common carrier pipeline operations that tend to be countercyclical to those from its gathering and marketing operations and (vii) a capital structure with no long-term debt.

STRATEGY

  The Partnership's strategy is to increase cash distributions to Unitholders by maximizing the gross margin realized on its crude oil purchases, sales and exchanges along the Distribution Chain and by increasing gathering, marketing and pipeline volumes. The principal elements of this strategy are set forth below.

  . Increase gross margin by using advanced management information systems to maximize sales prices and reduce operation, transportation and storage costs.

  . Increase utilization of existing assets, systems and related infrastructure.

  . Increase volumes by attracting new customers and strengthening relationships with existing customers by offering a wide range of customized services.

  . Enter into strategic alliances with new and existing customers to share the benefits of additional volumes, incremental margin improvements or reduction of price and market risks.

  . Make selective acquisitions of crude oil gathering systems, pipeline assets and terminalling and storage facilities to increase overall volumes of crude oil gathered, transported and marketed.

  The General Partner believes that the Transactions will enhance the Partnership's ability to implement its strategy. The Transactions are expected to result in higher net revenues due to greater utilization of the Partnership's combined assets, including its four pipelines, and the expanded application of its advanced management information systems. The Transactions are also expected to lower costs and improve efficiencies as operations such as trucking and sales are consolidated. The two experienced management teams, brought together by the Transactions, have identified operating programs and strategies currently used by either Basis Gathering or Howell Crude Operations, but not currently in use by the other. Management of the Partnership believes that the implementation of these "best practices" throughout the Combined Operations of the Partnership will improve customer retention, foster expansion of its customer base and create efficiencies and cost savings opportunities.

BUSINESS OVERVIEW

  In its gathering and marketing business, the Partnership seeks to purchase and sell crude oil at points along the Distribution Chain where gross margins can be achieved. Genesis generally purchases crude oil at prevailing prices from producers at the wellhead under short-term contracts or in bulk from major oil companies, intermediaries and other third parties. Genesis then transports the crude oil along the Distribution Chain for sale to or exchange with customers. The Partnership's margins from its gathering and marketing operations are generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of aggregation and transportation. The Partnership utilizes computerized management information systems to identify the optimal combination of transportation and exchange transactions expected to result in the greatest margin for each barrel of crude oil purchased. Genesis generally enters into an exchange transaction only when the cost of the exchange is less than the alternative costs that it would otherwise incur in transporting or storing the crude oil. In addition, Genesis often exchanges one grade of crude oil for another to maximize margins or meet contract delivery requirements.

  Generally, as Genesis purchases crude oil, it simultaneously establishes a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between crude oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. It is the Partnership's policy not to acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes.

  Gross margin from gathering, marketing and pipeline operations varies from period to period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in U.S. crude oil inventory levels. In general, gathering and marketing gross margin increases when crude oil inventories decline, resulting in crude oil for prompt (generally the next month) delivery being priced at an increased premium over crude oil for future delivery. During periods of low crude oil inventories, however, pipeline margins in the Partnership's operating areas generally decrease because there is less crude oil available for shipment and storage in Genesis' pipeline systems as large supplies of crude oil are directed to markets located away from the U.S. Gulf Coast. Conversely, when crude oil inventories are high, gathering and marketing margins narrow, but crude oil shipment and storage opportunities result in increased pipeline margins as crude oil is not directed away from the U.S. Gulf Coast. Accordingly, the aggregate gross margins from pipeline operations generally tend to be countercyclical to those from gathering and marketing. The General Partner believes that the countercyclical nature of the two businesses will tend to have a stabilizing effect on Genesis' cash flows from operations.

  Through the pipeline systems it owns and operates, the Partnership transports crude oil for itself and others pursuant to tariff rates regulated by FERC or the Texas Railroad Commission. Accordingly, the Partnership offers transportation services to any shipper of crude oil, provided that the products tendered for transportation satisfy the conditions and specifications contained in the applicable tariff. Pipeline revenues and gross margins are primarily a function of the level of throughput and storage activity. The margins from the Partnership's pipeline operations are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. The pipeline transportation business has considerable flexibility with respect to sources of crude oil and does not depend on any specific wellhead source. Genesis believes that the areas served by its pipeline systems will continue to produce crude oil in volumes that are sufficient to maintain or increase its pipeline throughput for the foreseeable future.

CRUDE OIL GATHERING AND MARKETING OPERATIONS

 CRUDE OIL VOLUMES

  The following table shows the average daily volume of Genesis' purchases of crude oil at the wellhead in its gathering operations and its bulk purchases and exchanges from 1993 through the first nine months of 1996.

                                                                   NINE MONTHS
                                               YEAR ENDED             ENDED
                                              DECEMBER 31,        SEPTEMBER 30,
                                         ----------------------- ---------------
                                          1993    1994    1995    1995    1996
                                         ------- ------- ------- ------- -------
                                                  (IN BARRELS PER DAY)
Wellhead purchases...................... 119,689 122,113 118,822 118,796 116,101
Bulk purchases..........................   3,202  39,923 200,720 169,785 178,462
Exchange volumes........................ 262,522 210,304 295,027 300,668 290,397
                                         ------- ------- ------- ------- -------
  Total volumes......................... 385,413 372,340 614,569 589,249 584,960
                                         ======= ======= ======= ======= =======

  In the first nine months of 1996, Genesis purchased approximately 116,000 bpd of crude oil directly at the wellhead from more than 700 producers. The crude oil is produced from approximately 7,100 leases, primarily located in the oil-producing areas of Texas, Louisiana, Alabama, Florida, Mississippi, New Mexico, Kansas and Oklahoma.

  In addition to purchasing crude oil at the wellhead from producers, Genesis purchases crude oil in bulk at major pipeline terminal points. This production has been transported from the wellhead to the pipeline by major oil companies, large independent producers or other gathering and marketing companies. Genesis only purchases crude oil in bulk at pipeline terminals when it believes additional opportunities exist to realize new margins further downstream in the Distribution Chain. The opportunities to earn additional margins vary over time with changing market conditions. In general, opportunities for attractive bulk margin transactions increase when there is a temporary excess of supply over demand for crude oil. As a result, the margins associated with Genesis' bulk purchases fluctuate from period to period. Genesis' bulk purchasing activities are concentrated in Texas and Louisiana and at Cushing, Oklahoma.

  When opportunities arise to increase its margin or to acquire a grade of crude oil that more nearly matches its delivery requirement, Genesis exchanges physical crude oil with third parties. These exchanges are effected through contracts called exchange or buy/sell agreements. Through an exchange agreement, Genesis simultaneously agrees to buy crude oil that differs in terms of geographic location, grade of crude oil or delivery schedule from crude oil it has available for sale. Generally, Genesis enters into exchanges to acquire crude oil at locations that are closer to its end markets, thereby reducing transportation costs and increasing the margin. Genesis also exchanges its crude oil for crude oil to be delivered at an earlier or later date, if the exchange is expected to result in a higher margin net of storage costs, and enters into exchanges based on grade of crude oil (which includes such factors as sulfur content and specific gravity) in order to meet the quality specifications of its delivery contracts.

 WELLHEAD CRUDE OIL PURCHASES

  Genesis purchases crude oil from many independent producers in the United States and believes that it has established broad-based relationships with crude oil producers in its area of operations. The top 16 producers that sell crude oil to Genesis account for slightly more than half of Genesis' purchases, and the remaining volumes purchased by Genesis are provided by a large number of small producers. In the first nine months of 1996, Genesis purchased crude oil from more than 700 operators at approximately 7,100 leases. In a typical producer's operation, the crude oil flows from the wellhead to a separator where the petroleum gases are removed. After separation, the crude oil is treated to remove water, sand and other contaminants and is then moved into the producer's on-site storage tanks. When the tank is full, the producer contacts Genesis field personnel to purchase and transport the crude oil to market. Genesis utilizes its truck fleet and gathering pipelines, as well as trucks, barges and pipelines owned and operated by third parties, to transport the crude oil to market.

  Purchase contracts with producers range from 30 days to two years, but most agreements are 30-day evergreen contracts, which are automatically renewed on a month-to-month basis until terminated by either party. In addition, Genesis is a party to several longer term contracts covering significant volumes. The vast majority of purchases are based on field posted prices.

  On a volume basis, approximately 26,000 bpd or 22% of the crude oil wellhead lease purchases of the Combined Operations for the first nine months of 1996 were from Parker & Parsley Development L.P. ("Parker & Parsley"). The purchases were made pursuant to a long-term contractual relationship between Basis and Parker & Parsley that commenced in 1991. In December 1995, Parker & Parsley and Basis renegotiated the prior crude oil purchase agreement between the parties and provided for adjusted terms effective December 1, 1995. Under this contract, Parker & Parsley and affiliates sell to Genesis substantially all of the crude oil (including condensate) that the Parker & Parsley entities have the right to market. The price to be paid for crude oil purchased is at market competitive rates and includes a market-related producer bonus that may vary from month to month based upon spot oil prices at various commodity trade points. For periods after July 1, 1996, certain favorable terms to Genesis under the renegotiated contract with Parker & Parsley expired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The term of the contract extends through June 30, 1998, and it may continue thereafter subject to termination rights afforded each party. The security requirement for crude oil purchases under the contract is currently met by a $25 million payment guarantee by Salomon Inc. No other single producer accounted for more than 10% of crude oil wellhead lease purchases. See "Certain Relationships and Related Transactions--Salomon Inc and Basis."

 CRUDE OIL TRANSPORTATION

  Genesis transports approximately 50% of its wellhead purchases of crude oil on its fleet of tractor-trailers operating in Texas, Louisiana, Alabama, Mississippi, New Mexico and Florida. Approximately 5% of Genesis' wellhead purchases are transported from the lease through Genesis' gathering lines that are part of the common carrier pipeline systems. The balance of Genesis' wellhead purchases is transported under contracts with third parties by truck, barge or pipeline.

  Genesis transported approximately 62,000 bpd in 1995 to pipeline injection stations or end markets using its fleet of 97 tractors and 104 trailers. In 1995, the fleet traveled nearly 9.8 million miles, or an average of 27,000 miles per day. Currently, 45 of Genesis' tractors are leased under operating leases; the balance of the tractors and all of the trailers are owned. Field operating costs were approximately $14.7 million in 1995. Genesis' system of 110 pipeline injection stations is an integral part of the trucking operation. Each station allows Genesis to inject the crude oil into a pipeline which accesses one or more pipeline terminals or refineries. As sale prices change at different pipeline terminals and refining centers, Genesis has the flexibility to direct its trucks to deliver the crude oil into the pipeline injection stations that will yield the highest margin.

  Genesis uses hand-held computer terminals ("HHTs") to communicate with its drivers and field personnel. As producers call in loads of crude oil to be transported, Genesis' dispatchers enter information on each load into the dispatching system, which directs the driver to the wellhead and the appropriate pipeline injection station. The information is transmitted to the driver's HHT using modems or satellite communication. At the wellhead, the driver enters information into the HHT about the volume and quality of the crude oil loaded on the truck and prints a "ticket" that serves as a bill of sale for the producer. The driver performs a similar procedure at the pipeline injection station. All of the information regarding the pick up at the wellhead and delivery at the pipeline injection station is transmitted from the HHTs back to the dispatching and accounting systems, again via modem or satellite communication. A similar system is used in Genesis' common carrier pipeline operation to capture information about crude oil receipts and deliveries.

 CRUDE OIL SALES AND EXCHANGES

  The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and end markets and a familiarity with a number of factors including: grades of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. Genesis sells its crude oil to major integrated oil companies and independent refiners in various types of sale and exchange transactions, generally at market-responsive prices for terms ranging from one month to one year.

  Genesis pursues exchange opportunities to enhance margins throughout the gathering and marketing process. These exchanges are effected through contracts under which Genesis agrees to buy and sell crude oil that differs in terms of geographic location, grade of crude oil or delivery schedule. Through such exchanges, which are continuously monitored by Genesis' management information and risk management system, Genesis seeks to increase its margins by minimizing its gathering, storage and transportation costs and maximizing the price received at its end markets for each barrel of crude oil purchased.

 MANAGEMENT INFORMATION AND RISK MANAGEMENT SYSTEMS

  Genesis' computerized management information and risk management systems are integral to each stage of the gathering, transportation and marketing operations. HHTs combined with modems and satellite equipment are used by field personnel to provide data to Genesis' marketing personnel about crude oil purchases on a daily basis. Using this information from the field, management is able to monitor crude oil volumes, grades, locations and timing of delivery on a daily basis and to transmit instructions to field personnel regarding crude oil pick-up schedules and truck routing to crude oil injection stations and end markets. Using information transmitted from field personnel and representatives to its computers, Genesis has developed a database that includes volumes of crude oil purchases, volumes and prices under contracts with producers and customers, accounting balances, transportation costs and alternatives, and marketing and exchange opportunities. Genesis uses this database to support its management information and risk management systems.

  Risk management strategies, including those involving price hedges using NYMEX futures contracts, have become increasingly important in creating and maintaining margins, although the costs of such strategies are not billed to the Partnership's customers. Such hedging techniques require significant resources dedicated to managing futures positions. By analyzing information in its database through internally developed software programs, Genesis is able to monitor crude oil volumes, grades, locations and delivery schedules and to coordinate marketing and exchange opportunities, as well as NYMEX hedging positions. This coordination enables the Partnership to net positions internally, thereby reducing NYMEX commissions, and further ensures that Genesis' NYMEX hedging activities are consistent with its business objectives. See "Certain Relationships and Related Transactions--Salomon Inc and Basis."

 PRODUCER SERVICES

  Crude oil purchasers who buy from producers compete on the basis of competitive prices and highly responsive services. Through its team of crude oil purchasing representatives, Genesis maintains ongoing relationships with more than 700 producers. The Partnership believes that its ability to offer high-quality field and administrative services to producers will be a key factor in its ability to maintain volumes of purchased crude oil and to obtain new volumes. High-quality field services include efficient gathering capabilities, availability of trucks, willingness to construct gathering pipelines where economically justified, timely pickup of crude oil from tank batteries at the lease or production point, accurate measurement of crude oil volumes received, avoidance of spills and effective management of pipeline deliveries. Accounting and other administrative services include securing division orders (statements from interest owners affirming the division of ownership in crude oil purchased by the Partnership), providing statements of the crude oil purchased each month, disbursing production proceeds to interest owners and calculation and payment of ad valorem and production taxes on behalf of interest owners. In order to compete effectively, the Partnership must maintain records of title and division order interests in an accurate and timely manner for purposes of making prompt and correct payment of crude oil production proceeds, together with the correct payment of all severance and production taxes associated with such proceeds. In the first half of 1996, with its staff of division order specialists, Genesis distributed monthly payments to approximately 29,000 interest owners.

  The Partnership intends to focus on providing a broad range of services adapted to the requirements of a particular producer. With respect to major oil companies and large, sophisticated independent producers with an in-house marketing staff, the Partnership will primarily provide transportation and exchange services. Although the margins associated with these activities are limited, the large volumes provided by these customers provide the base load of crude oil that supports a large portion of Genesis' infrastructure. For small producers without a marketing staff, which generally account for relatively lower volumes per producer at higher margins, the Partnership will seek to provide the full range of services that may be required by such producers. The Partnership has developed several price protection arrangements for its customers and is likely to offer additional financial and price protection services in the future and to enter into contracts and strategic alliances with other industry participants to provide additional services if appropriate opportunities arise.

 CREDIT

  Genesis' credit standing is a major consideration for parties with whom Genesis does business. At times, in connection with its crude oil purchases or exchanges, Genesis is required to furnish guarantees or letters of credit. In most purchases from producers and most exchanges, an open line of credit is provided by the seller up to a dollar limit, with credit support required in excess of the limit. Since the Partnership is newly formed, it currently does not have any credit lines of its own, and the Combined Operations have no credit history upon which to obtain independent lines of credit.

  In connection with the purchase, sale or exchange of crude oil, subject to Genesis' compliance with specified terms and conditions, Salomon Inc will agree in the Master Credit Support Agreement to provide certain amounts of credit support until December 31, 1999, in the form of guarantees from time to time at the Partnership's request. See "Risk Factors," "Credit Support Facilities," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Genesis--Liquidity and Capital Resources--Master Credit Support Agreement" and "Certain Relationships and Related Transactions."

  When Genesis markets crude oil, it must determine the amount, if any, of the line of credit to be extended to any given customer. If Genesis determines that a customer should receive a credit line, it must then decide on the amount of credit that should be extended. Since typical Genesis sales transactions can involve tens of thousands of barrels of crude oil, the risk of nonpayment and nonperformance by customers is a major consideration in Genesis' business. Management believes that most of Genesis' sales are made to creditworthy entities or entities with adequate credit support.

  Credit review and analysis are also integral to Genesis' leasehold purchases. Payment for all or substantially all of the monthly leasehold production is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, Genesis must determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend Genesis in the event any third party should bring a protest, action or complaint in connection with the ultimate distribution of production proceeds by the operator.

COMMON CARRIER CRUDE OIL PIPELINE OPERATIONS

  Through the four common carrier crude oil pipeline systems it owns and operates, the Partnership transports crude oil for itself and others pursuant to tariff rates regulated by FERC or the Texas Railroad Commission. Genesis' pipeline systems are located in crude oil producing areas of Texas, Louisiana, Mississippi, Alabama, Florida and offshore Louisiana and are connected to other major common carrier pipelines at various points along the systems. The 90-mile northern portion of the Texas System, however, is not a common carrier pipeline and is not subject to tariff regulation. As a common carrier, Genesis offers transportation services to any shipper of crude oil provided that the crude oil tendered for transportation satisfies the conditions and specifications contained in the applicable tariff. Pipeline competitors conduct operations in the areas served by the Texas and

Mississippi Systems, while the Jay System and the Main Pass System operate in areas not currently served by pipeline competitors. Most of the crude oil transported on Genesis' pipelines is shipped to refiners for use as refinery feedstocks. Each of Genesis' pipelines has available capacity to transport any additional volumes that may be produced in surrounding areas and sold to connecting refineries or transported on connecting common carrier pipelines. Howell acquired the Texas, Jay and Mississippi Systems from Exxon on March 31, 1995, and constructed the Main Pass System in 1983.

  Facilities located adjacent to the pipelines provide storage capacity of approximately 200,000 barrels on each of the Mississippi and Jay Systems and
1.8 million barrels on the Texas System, primarily at the Satsuma terminal in Houston, Texas. When future crude oil prices (including the all-in cost of storage) exceed spot prices, the Partnership believes the demand for storage capacity will increase and it will be able to lease storage capacity to third parties or to store hedged volumes that it will have sold for future delivery at higher prices. Of the approximately 2.2 million barrels of storage capacity, approximately 1.0 million barrels of capacity will be available at the time of closing of the Offering. Of the remaining 1.2 million barrels of capacity, approximately 700,000 at the Satsuma terminal are not currently available for lease and require certain tank cleaning operations before they will become available to the Partnership. Howell has agreed in the Contribution Agreement to perform these cleaning operations at its sole expense and expects to complete them by June 30, 1997. If Howell fails to perform the tank cleanings by June 30, 1997, Howell will be required to make monthly rental payments of $0.10 per barrel of tank capacity to the Partnership for that portion of tank capacity that has not been cleaned. The Partnership believes that approximately one-third of the 1.2 million barrels of capacity expected to become available after the closing are not suitable for service without capital improvements in excess of the capital expenditures currently planned by the Partnership. Management believes that the tankage available at closing will be sufficient to operate the pipeline systems in the manner in which they have been operated since they were acquired by Howell.

  Genesis' pipeline systems are operated from its Pipeline Control Center in Houston, Texas through a computer-based Supervisory Control and Data Acquisition system ("SCADA"). The SCADA system was developed for Genesis' pipeline systems and installed in early 1996. The system allows one individual to control and monitor shipments on the Texas, Jay, and Mississippi Systems on a real time basis. This not only results in significant manpower savings, but allows quick identification of and response to operational problems. The SCADA system was designed to be easily expanded to accommodate the monitoring of additional pipeline systems.

  Information regarding Genesis' pipeline systems is summarized below:

                                       BARRELS
                                     TRANSPORTED
                                        (BPD)                STORAGE  PERCENT OF
                                   ----------------           TANK     PIPELINE
                                             JAN.-          CAPACITY   REVENUES
                                    APRIL-   SEPT.  LENGTH  (THOUSAND   JAN.-
                                   DEC. 1995  1996  (MILES)   BBL)    SEPT. 1996
                                   --------- ------ ------- --------- ----------
Texas System(1)...................  49,854   45,436   553     1,781       50%
Jay System........................  35,833   34,318   117       210       39
Mississippi System................   4,687    6,288   281       185        9
Main Pass System..................   1,878    1,685     5         0        2
                                    ------   ------   ---     -----      ---
  Total...........................  92,252   87,727   956     2,176      100%

--------
(1) Includes approximately 90 miles of private carrier pipeline.

  TEXAS SYSTEM. The Texas System is Genesis' largest system, in terms of miles of pipeline and throughput. The system is bi-directional, flowing both north and south from Hearne, Texas. Crude oil is received at Hearne from two pipelines owned by other gathering and marketing companies and by truck from Genesis and other gatherers. Most of the crude oil received at Hearne is shipped south to Genesis' large storage terminal at Satsuma. As the crude oil moves to Satsuma, additional volumes are received by truck and pipeline at Bryan and Navasota. At Satsuma, additional volumes are received from Genesis' Raccoon Bend and Conroe/Tomball lines, which are part of the Texas System. From Satsuma, the combined stream is shipped south to Webster where it meets crude oil received from Texaco's and PanEnergy's pipelines. From Webster, the crude oil can be shipped to multiple locations including Marathon's Texas City refinery, Basis Refining's Texas City refinery or Crown Central's or Lyondell's Houston refineries, or into Amoco's, Exxon's or Texaco's connecting pipeline systems. These connecting lines afford access to Amoco's Texas City and Exxon's Baytown refineries. Approximately 5% to 10% of total system volumes move north from Hearne to Groesbeck where they are delivered into Genesis' privately owned (non common carrier) line for shipment to Neches. At Neches, the crude oil is delivered into Exxon's connecting pipeline for shipment to several refineries in the Longview area.


               [Schematic depiction of the Texas System, including
             daily throughput and storage terminal capacities]

  Average throughput on the Texas System was approximately 45,436 bpd in the first nine months of 1996 compared to 50,245 bpd in the first nine months of 1995. Management believes that the decline in throughput is attributable to temporary dislocations in supply associated with historically low crude oil inventories in the mid-continent area and the limited availability of comparable foreign crude oils during the first half of 1996. As a result, higher crude oil prices in other refining areas pulled supply normally received on the Texas System from connecting carriers into other markets. As mid-continent inventories began to replenish early in the third quarter of 1996, throughput started to increase above levels prevailing in the first half of 1996. Although there has been a year-to-year decline in production from the 19 counties adjacent to the system, average production from such counties exceeded an average of 120,000 bpd in 1995. The General Partner believes that since most of the competing pipelines adjacent to the Texas System are currently operating at or near maximum deliverability, opportunities exist to enhance Genesis' throughput if crude oil production in the area increases. In the first nine months of 1996, the Texas System contributed $6.4 million to Genesis' pipeline revenues of $12.8 million.

  JAY SYSTEM. The Jay System is an interstate system which runs from Santa Rosa County, Florida to Mobile County, Alabama, where it connects to Shell's refinery at Saraland, Alabama and a common carrier pipeline owned and operated by EOTT. The Shell refinery was designed to process condensates produced in this area, and over 90% of Jay System shipments are delivered to the Saraland facility. The remaining volumes are delivered into EOTT's common carrier system, which affords access to numerous refineries through three connecting pipelines and its marine terminal.


             [Schematic depiction of the Jay System, including daily
               throughput and storage terminal capacities.]


  Approximately half of the 117 miles of pipeline comprising the Jay System represents gathering lines, which reach out from Jay, Florida to collect production from large fields in the surrounding area. Approximately 26,000 bpd of the area's production is gathered through these lines to the Jay Station with the balance delivered by Genesis' and other gatherer's trucks. The Jay System is the only crude oil pipeline servicing the Florida/Alabama panhandle. Approximately 34,000 bpd of the 39,000 bpd produced in the counties of Conecuh, Covington, Escambia and Monroe in Alabama and Escambia and Santa Rosa in Florida are transported through the Jay System. Much of the balance of the production does not meet shippers' quality requirements and must be trucked out of the area. Production from the six counties has been increasing over the last five years, which has resulted in increasing shipments on the Jay System. In the first nine months of 1996, the Jay System contributed $4.9 million to Genesis' pipeline revenues of $12.8 million.

  MISSISSIPPI SYSTEM. The Mississippi System is an interstate system which runs southwest from Jones County, Mississippi to Exxon's Maryland Terminal at East Baton Rouge Parish, Louisiana. A large common carrier line operated by EOTT connects to the system at Liberty, Mississippi through which Genesis can receive additional Mississippi production, as well as production delivered from Genesis' Jay System and foreign crude oil delivered into EOTT's marine terminal at Mobile, Alabama. Approximately 75% of the volume on the Mississippi System is received at Liberty from the EOTT system and is produced in the counties of Clarke, Covington, Jasper, Jones, Smith and Wayne in Mississippi. Most of the 35,000 bpd of production from these counties is gathered by EOTT and is sold to several different refiners. In addition to the crude oil received from the EOTT system, Genesis gathers an average of approximately 1,300 bpd in the vicinity of the pipeline that is delivered into the system at Jones County.


            [Schematic depiction of the Mississippi System, including daily throughput and storage terminal capacities.]

  Throughput on the Mississippi System has varied significantly over the last several years, averaging 9,700 bpd, 19,600 bpd, 8,100 bpd and 6,300 bpd in 1993, 1994, 1995 and the first nine months of 1996, respectively. These volume fluctuations are a function of the level of shipments received from the EOTT system. As a result of a one-year throughput contract signed in May 1996, shipments have increased to an average of approximately 9,200 bpd through September 1996. When crude oil inventories are low and foreign crude oil supply alternatives limited, demand for the Mississippi production is strong, price competition between refiners is intense, and volumes may decline if other refiners are willing to pay more for the supply. In the first nine months of 1996, the Mississippi System contributed $1.2 million to Genesis' pipeline revenues of $12.8 million.

  MAIN PASS SYSTEM. Genesis also owns and operates a 5.5-mile interstate pipeline in the Gulf of Mexico used to transport production from Main Pass Block 64 to a third party offshore pipeline at the Main Pass Block 66. In the first nine months of 1996, the Main Pass System contributed $0.3 million to Genesis' pipeline revenues of $12.8 million. See "Certain Relationships and Related Transactions--Howell."

GROWTH OPPORTUNITIES

  The General Partner believes that structural changes in all segments of the oil and gas industry are creating growth opportunities for Genesis. The trend by major oil companies to dispose of nonstrategic oil and gas properties in the United States affords increased opportunities to larger independent gatherers and marketers such as the Partnership. Independent producers who purchase these properties often do not have their own gathering and marketing operations and therefore sell their crude oil to independent gatherers and marketers. In addition, the disposition of assets by the majors may provide opportunities to independent gatherers such as the Partnership to purchase pipeline and gathering assets on attractive terms. The Partnership also believes opportunities are beginning to arise to provide services to large producers, including major oil companies, who seek to reduce their overall marketing and supply costs by outsourcing their gathering, transportation and marketing functions. In addition, competitive pressures are increasing for gatherers and marketers to realize economies of scale through efficiencies in the crude oil gathering and aggregation process and through advanced risk management systems. Such pressures are likely to result in further consolidation among crude oil gatherers and marketers. The General Partner believes that the Partnership's competitive strengths, which include its size, concentration of operations, experienced management, risk management systems, range of services and capital structure, will enable the Partnership to benefit from these trends.

  Many of the Partnership's growth opportunities require only limited capital. Genesis will seek to expand its current practice of contracting with other companies to perform gathering services and to increase its lease purchase volumes without incurring capital costs to extend its trucking operations. The formation of strategic alliances with large independent producers and refiners that increase utilization of Genesis' existing infrastructure, and the construction of new pipeline injection stations and small pipeline gathering systems to access additional pipeline throughput, can be financed internally. Larger growth opportunities, such as any acquisitions of stand-alone gathering and marketing companies or pipeline systems, may require access to new capital, and there can be no assurance that such capital will be available to the Partnership on acceptable terms.

COMPETITION

  The Partnership will be one of the largest independent gatherers and marketers of crude oil in North America and considers itself to be in the top tier of comparable crude oil gathering and marketing companies. The top tier represents integrated crude oil gatherer-resellers with significant hard assets and risk management programs. The second tier of the Partnership's competitors comprises the crude oil gatherer-reseller companies with limited hard assets and risk management capabilities. The third tier of competitors includes the crude oil resellers without gathering assets. The Partnership believes that it is positioned to compete effectively with the largest independent gatherers and marketers of crude oil. See "Risk Factors--Risks Inherent in the Partnership's Business."

  In the various business activities described above, the Partnership is in competition with a number of major oil companies and smaller entities. There is intense competition among all participants in the business for leasehold purchases of crude oil. The number and location of the Partnership's pipeline systems and trucking facilities give the Partnership access to a substantial volume of domestic crude oil production throughout its area of operations. The Partnership also has considerable flexibility in marketing the volumes of crude oil which it purchases, without dependence on any single customer or transportation or storage facility. The Partnership's principal competitors in the purchase of leasehold crude oil production are Koch Oil Company, Scurlock Permian Oil Company, Texaco Trading & Transportation Co., Inc., and EOTT Energy Partners, L.P. Competitive factors include price, range and quality of services, knowledge of products and markets and capabilities of risk management systems.

  The crude oil gathering and marketing industry continues to be characterized by a large number of participants, although the number of companies involved in the gathering of crude oil in the United States has decreased within the past few years as a result of business failures and consolidations. Consistent with Genesis' strategy to maximize its margins at various points along the Distribution Chain, the Partnership will enter into transactions with other companies, some of which may also be competitors, to increase its lease, bulk and exchange volumes.

  Genesis' most significant competitors in its pipeline operations are primarily common carrier and proprietary pipelines owned and operated by major oil companies, large independent pipeline companies and other companies in the areas where the Mississippi and Texas Systems deliver crude oil. The Jay System and the Main Pass System operate in areas not currently served by pipeline competitors. Competition among common carrier pipelines is based primarily on posted tariffs, quality of customer service and proximity to refineries and connecting pipelines. The Partnership believes that high capital costs, tariff regulation and problems in acquiring rights-of-way make it unlikely that other competing crude oil pipeline systems comparable in size and scope to Genesis' pipelines will be built in the same geographic areas in the near future, provided that Genesis' pipelines continue to have available capacity to satisfy demands of shippers and that its tariffs remain at reasonable levels.

TITLE TO PROPERTIES

  Basis and Howell will transfer substantially all of the real and personal property associated with the Combined Operations to the Partnership simultaneously with the consummation of the Offering. Real property that will be transferred by Basis and Howell to the Partnership falls into two basic categories: (i) parcels which Basis or Howell owns in fee, such as terminals, district offices and maintenance sites, and (ii) parcels where the interest of Basis or Howell derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of such land for operations. Certain portions of the Texas System are located in easements shared with Exxon. Howell will transfer all such easement sharing rights associated with the Texas System to the Partnership simultaneously with the consummation of the Offering. Basis and Howell each believe that it has satisfactory title to all fee lands, leases, easements, rights-of-way, permits and licenses that are material to their respective businesses.

  The Jay System, the Mississippi System and the Main Pass System will continue to be operated by the Partnership as interstate common carrier crude oil pipeline systems, and the Partnership will have the power of eminent domain in each state in which it operates its interstate pipelines. The Texas System (excluding the spur extending north from Groesbeck to Neches, which is a private pipeline) will continue to be operated by the Partnership as an intrastate common carrier crude oil pipeline system, and the Partnership will have the power of eminent domain in connection with the common carrier pipeline under Texas law.

  Numerous licenses, permits, registrations and rights will be required for the operation of the Partnership's business, including licenses, permits, registrations and rights within the jurisdiction of various state and other governmental agencies and authorities. In the event that the Partnership has not obtained all licenses, permits, registrations or rights at the time of closing of the Offering, Basis or Howell may continue to hold title to and to conduct the business affected by such licenses, permits, registrations or rights in its own name, but for the benefit of the Partnership, until such licenses, permits, registrations or rights have been obtained. If the Partnership is unable to obtain consents and title documents with respect to the transfer of such licenses, permits, registrations or rights, the Partnership's business may be adversely affected.

EMPLOYEES

  To carry out various purchasing, gathering, transporting and marketing activities, the General Partner or its affiliates will employ approximately 260 employees, including management, truck drivers and other operating personnel, division order analysts, accountants, tax specialists, contract administrators, schedulers, marketing and credit specialists and employees involved in Genesis' pipeline operations. Additional services will be performed on behalf of the Partnership pursuant to the Corporate Services Agreement. See "Certain Relationships and Related Transactions." None of the General Partner's employees are represented by labor unions, and the General Partner believes that its relationships with its employees are good.

HISTORICAL OPERATIONS OF BASIS AND HOWELL

  For a description of the historical operations of Basis and Howell and certain business relationships between the Combined Operations and Basis and Howell, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."

ENVIRONMENTAL MATTERS

  Pursuant to the Contribution Agreement, Basis and Howell will be responsible for certain environmental conditions related to their ownership and operation of their respective assets contributed to the Partnership and for any environmental liabilities which Basis or Howell may have assumed from prior owners of these assets. Neither Basis nor Howell, however, will be required to indemnify the Partnership for any liabilities resulting from an invasive environmental site investigation unless such investigation was undertaken as a result of (i) certain requirements imposed by a lending institution, (ii) any governmental or judicial proceeding, (iii) any disposition of assets, (iv) a discovery in the ordinary course of business of materials, or a discovery in prudent and customary business practice of the possible presence of such materials, that require regulatory disclosure or (v) any complaints by property owners or public groups. In addition, the Partnership has assumed responsibility for the first $25,000 per occurrence as to any environmental liability, up to an annual aggregate of $200,000 and a total maximum liability of $600,000. As security for such precontribution liabilities, Basis and Howell have pledged one half of their initial respective Subordinated OLP Units to cover any expenses or reserves arising out of their respective environmental liabilities during the Subordination Period, subject to earlier release of the pro rata portion of such Subordinated OLP Units from this pledge upon conversion of Subordinated OLP Units into Common Units. The Partnership has the right to receive distributions on Subordinated OLP Units or to liquidate Subordinated OLP Units to satisfy the environmental obligations of Basis and Howell under the Contribution Agreement.

  Liabilities arising from conditions determined to have occurred after the closing date of the Contribution Agreement will be the obligation of the Partnership and not Basis or Howell. The indemnity provided by Howell to Exxon relating to the purchase of Exxon's pipeline operations will not be assumed by the Partnership or the General Partner and will remain the obligation of Howell.

   Basis and Howell have represented in the Contribution Agreement that they have no knowledge of any outstanding liabilities or claims relating to safety and environmental matters, individually or in the aggregate, which would have a material adverse effect on the Partnership's financial condition and that Partnership assets are in compliance in all material respects with all applicable environmental laws and regulations. No assurance can be given, however, as to the amount or timing of future expenditures for environmental remediation or compliance, and actual future expenditures may be different from the amounts currently anticipated.

  The Partnership is subject to federal and state laws and regulations relating to the protection of the environment. At the federal level such laws include, among others, the Clean Air Act, 42 U.S.C. Section 7401 et seq., as amended; the Clean Water Act, 33 U.S.C. Section 1251 et seq., as amended; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., as amended; the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended; and the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq., as amended. Although compliance with such laws has not had a significant effect on Genesis' business, such compliance in the future could prove to be costly, and there can be no assurance that the Partnership will not incur such costs in material amounts.

  The Clean Air Act regulates, among other things, the emission of volatile organic compounds in order to minimize the creation of ozone. Such emissions may occur from the handling or storage of crude oil. The required levels of emission control are established in state air quality control implementation plans. Both federal and state law impose substantial penalties for violation of these applicable requirements.

  The Clean Water Act controls, among other things, the discharge of oil and derivatives into certain surface waters. The Clean Water Act provides penalties for any discharges of crude oil in harmful quantities and imposes liability for the costs of removing an oil spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of a release of crude oil in surface waters or into the ground. Federal and state permits for water discharges may be required. The Oil Pollution Act of 1990 ("OPA"), as amended by the Coast Guard Authorization Act of 1996, requires operators of offshore facilities to provide financial assurance in the amount of $35 million to cover potential environmental cleanup and restoration costs. This amount is subject to upward regulatory adjustment.

  The Resource Conservation and Recovery Act regulates, among other things, the generation, transportation, treatment, storage and disposal of hazardous wastes. Transportation of petroleum, petroleum derivatives or other commodities and maintenance activities may invoke the requirements of the federal statute, or state counterparts, which impose substantial penalties for violation of applicable standards.

  The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the ordinary course of the Partnership's operations, substances may be generated or handled which fall within the definition of "hazardous substances."

  Under the National Environmental Policy Act ("NEPA"), a federal agency, in conjunction with a permittee, may be required to prepare an environmental assessment or a detailed environmental impact study before issuing a permit for a pipeline extension or addition that would significantly affect the quality of the environment. Should an environmental impact study or assessment be required for any proposed pipeline extensions or additions, the effect of NEPA may be to delay or prevent construction or to alter the proposed location, design or method of construction.

  The Partnership is subject to similar state and local environmental laws and regulations that may also address additional environmental considerations of particular concern to a state.

REGULATION

 PIPELINE REGULATION

  Interstate Regulation Generally. The interstate common carrier pipeline operations of the Jay, Mississippi and Main Pass Systems are subject to rate regulation by FERC under the Interstate Commerce Act ("ICA"). The ICA requires, among other things, that to be lawful petroleum pipeline rates be just and reasonable and not unduly discriminatory. The ICA permits challenges to proposed new or changed rates by protest and to rates that are already final and in effect by complaint, and provides that upon an appropriate showing a complainant may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint. Howell will be responsible for any ICA liabilities with respect to activities or conduct during periods prior to the closing, and the Partnership will be responsible for ICA liabilities with respect to activities or conduct thereafter. The Partnership will adopt all of Howell's tariffs in effect on the date of the closing of the Offering. These rates have been approved by FERC's staff. None of the tariffs have been subjected to a protest or complaint by any shipper or other interested party.

  Under the ICA, FERC is authorized to suspend the effectiveness of a new or changed oil pipeline rate proposed by the carrier for a period of up to seven months and to investigate such rate. If, upon the completion of an investigation, FERC finds that the proposed new or changed rate is unlawful, it is authorized to require the carrier filing the rate to refund to shippers, with interest, any difference between the rates FERC ultimately determines to be lawful and the rates under investigation and allowed to become effective subject to refund. In addition FERC, upon complaint or on its own motion and after investigation, may find the carrier's existing rates unjust, unreasonable or unduly discriminatory and order the carrier to change its rates prospectively. In addition to rate regulation, FERC also has regulatory authority over the rules, regulations and practices of carriers in transporting products for shippers and prescribes a uniform system of accounts and reporting requirements to be followed by all regulated petroleum pipelines.

  In general, the ICA requires that petroleum pipeline rates be cost based and permits them to generate operating revenues on the basis of projected volumes sufficient to cover, among other things, the following: (i) operating expenses, (ii) depreciation and amortization, (iii) federal and state income taxes determined on a separate company basis and adjusted or "normalized" to reflect the impact of timing differences between book and tax accounting for certain expenses, primarily depreciation and (iv) an overall allowed rate of return on the pipeline's "rate base." Generally, rate base is a measure of investment in or value of the common carrier assets which are used and useful in providing the regulated services.

  From the time Congress amended the ICA to authorize the Interstate Commerce Commission ("ICC") to regulate interstate common carrier oil pipeline rates and service until 1983, the standard used to determine the appropriate rate base was the ICC's petroleum pipeline valuation methodology. The ICC valuation rate base generally reflected a weighted average of the original cost of the pipeline's common carrier assets and the current cost of reproduction of those pipeline's assets with certain other adjustments.

  Regulatory Reorganization. In 1977, Congress enacted the Department of Energy Organization Act, which transferred federal regulatory jurisdiction over oil pipelines from the ICC to the newly created FERC. FERC was required by that statute to regulate oil pipelines under the provisions of the ICA as they existed on October 1, 1977. At the time FERC succeeded to such jurisdiction, there was pending in the United States Court of Appeals for the District of Columbia the first federal judicial review of an oil pipeline rate case. In that case the old ICC valuation ratemaking was heavily criticized and FERC, as one of its first actions, requested the federal court to remand the case to FERC for corrective action. The appellate court agreed and FERC thereafter attempted to fashion a ratemaking methodology for oil pipelines that reconciled the modern day economic and competitive realities affecting oil pipelines with the ICA's regulatory directive.

  The Commission's first attempt, in 1982, was the adoption in Opinion No. 154 of a variation of the old ICC methodology, on the basis that the allowed rate levels, although likely higher than those achieved through other methodologies, would rarely, if ever, be achieved in the prevailing competitive marketplace. However, the federal appellate court reversed and remanded Opinion No. 154, pointing out a number of deficiencies and criticizing FERC's almost exclusive reliance on market forces (rather than regulatory oversight) to restrain rates. Thereafter, in 1985, FERC issued its Opinion No. 154-B in the Williams case discussed below and adopted a fairly traditional cost-of-service methodology for determining oil pipeline rates.

  The Williams Case. In Williams, FERC adopted the trended original cost methodology for determining the justness and reasonableness of petroleum pipeline tariff rates (the "TOC methodology"). In calculating a petroleum pipeline's rate base, the TOC methodology provides that, after a starting rate base (as discussed below) has been determined, the carrier's rate base is to be (i) increased by property additions at cost plus an amount equal to the equity portion of the rate base multiplied or "trended" by an inflation factor and (ii) decreased by property retirements and depreciation and amortization of the rate base write-ups reflecting inflation.

  The Williams opinions also provide for an allowed return for a petroleum pipeline determined by adding (i) the product of a rate of return equal to the nominal cost of debt, multiplied by the portion of the rate base that is deemed to be financed with debt, and (ii) the product of a rate of return equal to the real (i.e., inflation-free) cost of equity, multiplied by the portion of the rate base that is deemed to be financed with equity. The Williams opinions also authorize petroleum pipelines to recover rate base depreciation and amortization through charges to cost-of-service. The appropriate rates of return for petroleum pipeline carriers are to be determined on a case-by-case basis, taking into account a pipeline carrier's cost of capital, the competition faced by an individual pipeline and other business and financial risks associated with petroleum pipeline operations.

  The starting rate base referred to above must be determined for common carrier pipelines such as the Jay, Mississippi and Main Pass Systems that were regulated under the ICC valuation methodology to provide a transition from that methodology to the TOC methodology. Subject to determination by FERC of applicability in an individual rate case and subject to challenge by a rate case participant, a portion of the starting rate base would continue to reflect reproduction costs in excess of depreciated original cost of petroleum pipeline assets. The Williams opinions provide that the starting rate base is to be the sum of the following components determined as of specified dates:
(i) the depreciated original cost of the carrier's property, multiplied by the ratio of debt to total capitalization, (ii) the net depreciated reproduction cost from the 1983 FERC valuation completed pursuant to the ICC valuation methodology, multiplied by the ratio of equity to total capitalization, and
(iii) the original cost of land, the net book value of rights-of-way and allowed working capital. Property acquired subsequent to the 1983 valuation is to be included at cost less book depreciation plus a write-up for inflation. The Williams opinions expressly provide that the use of a starting rate base in excess of the original cost of the assets is subject to challenge by showing that the investors in the carrier had not relied on the ICC valuation rate base methodology in judging their returns.

  As previously noted, a petroleum pipeline's capital structure affects its starting rate base, the proportion of the rate base that is trended to reflect inflation under the TOC methodology and other factors that bear on the determination of the justness and reasonableness of its rates. The Williams opinions stated that as a general policy the actual capital structure of a carrier should be used unless the carrier has issued no long-term debt, has issued long-term debt to its parent or has issued long-term debt guaranteed by its parent to outside investors, in which events the actual capital structure of the parent will be used. In individual cases FERC may determine that the actual capital structure of the carrier and its parent are both inappropriate for the carrier. In that case, FERC will impute a hypothetical capital structure to the carrier, which will consist of a capital structure deemed by FERC to be appropriate for that carrier in view of the risks it faces.

  Cases Implementing Williams. Although the Williams opinions established a general framework for pipeline rate regulation subject to implementation in individual cases, as a practical matter there have been very few adjudicated proceedings, possibly because of the long, complicated and costly requirements of the procedure. After adoption of the TOC methodology, another four years were required to conclude the next rate case using that methodology and many issues remained to be determined on a case-by-case basis. The issues that were determined were not subjected to judicial review. As is discussed more fully below, the extent to which TOC methodology will be applied in the future has been limited by the Energy Policy Act of 1992 which required FERC to issue a final rule establishing a simplified and generally applicable ratemaking methodology for oil and product pipelines. It is impossible to determine at this time what issues will eventually be developed in these cases.

  Light-handed Regulation. In a 1990 proceeding involving Buckeye Pipeline Company, L.P. ("Buckeye"), FERC authorized a petroleum pipeline carrier able to demonstrate a lack of market power to charge market-based rates rather than the cost-of-service based rates imposed by the TOC methodology. In such a case FERC will, at the request of a pipeline company, bifurcate pipeline rate investigations into two phases. In Phase I of such a bifurcated proceeding, the pipeline company has the opportunity to establish that it faces sufficient competition to justify relief from the strict application of cost-based principles. In Phase I of Buckeye, FERC determined, based on the existing level of market concentration in the pipeline's market areas, that Buckeye exercised significant market power in only five of its twenty-one market areas (thus necessitating continued cost-of-service type oversight) but was entitled to light-handed regulation in the form of market-based rates in its remaining market areas. FERC indicated that, if significant market power is found to exist, it will review closely the cost basis for the rates in that particular market area and more closely exercise its regulatory oversight authority, compared to the oversight which may be available under a light-handed methodology. Cases involving other pipelines have been bifurcated and are pending before FERC.

  In the now settled Buckeye proceeding, several issues were raised pertaining to the appropriate starting rate base to be used for trending and the calculation of Buckeye's rates under the TOC methodology. Another significant issue raised in the Buckeye proceeding pertained to Buckeye's limited partnership status and the proper treatment of federal and state income taxes. In particular, a question was raised whether Buckeye, which like all publicly-traded pipeline partnerships does not pay federal income taxes, should be allowed to recover income tax expense as a cost of service item in its regulated rates. The Buckeye case was subsequently settled without FERC deciding the issue. However, in a more recent proceeding involving Lakehead Pipe Line Company, Limited Partnership (Opinion No. 397), FERC concluded that there should not be a corporate income tax allowance built into an oil pipeline's rates to reflect income attributable to noncorporate partners since noncorporate partners, unlike corporate partners, do not pay a corporate income tax. This result comports with the principle that, although a regulated entity is entitled to an allowance to cover its incurred costs, including income taxes, there should not be an element included in the cost of service to cover costs not incurred. Opinion No. 397 was affirmed on rehearing in May 1996. In a letter order issued October

18, 1996, FERC approved a settlement that resolved all of the pending FERC rate proceedings involving Lakehead, together with the appeals of the Lakehead opinions that had been taken before the Court of Appeals for the District of Columbia Circuit. The letter order, which made no reference to the corporate income tax allowance issue, cautioned that approval of the settlement did not constitute approval of, or precedent regarding, any principle or issue raised in the Lakehead opinions.

  Moreover, in July 1996, hearings concluded in another FERC rate review proceeding involving SFPP, Inc. ("SFPP") in which the issue of the proper tax component to be included in a partnership oil pipeline's rates is being vigorously contested. In that case, SFPP has argued for the pre-Lakehead treatment of inclusion of a full tax component at the corporate rate; FERC staff argues for the Lakehead result, i.e., a tax component solely reflecting corporate ownership in the pipeline partnership; some shippers argue for a Lakehead approach, but urge special scrutiny of SFPP's ownership structure and significant adjustments to properly reflect tax costs actually incurred; and some shippers argue that Lakehead is in error and that no tax component whatsoever is properly includable in a partnership pipeline's rates. Subject to the limitations imposed under the Energy Policy Act of 1992 (discussed below), this issue of the proper tax component, if any, properly includable in a partnership pipeline's rates could also be raised in any proceeding involving the Partnership's common carrier rates for the Jay, Mississippi and Main Pass Systems.

  The General Partner is unable to predict what result FERC or the reviewing courts may ultimately reach on the tax issue or other issues currently in litigation or yet to be raised. However, an adverse decision respecting the tax component or other issues which might be contested in any FERC proceeding pertaining to the Partnership's rates for common carrier service on its Jay, Mississippi and Main Pass Systems could have a material adverse effect on the rates the Partnership is allowed to charge and, therefore, the Partnership's revenues. It is unlikely that the Partnership will incur any liability associated with the retroactive application of the Lakehead decision for the years 1995 or 1996 because reduced throughput and utilization in the Partnership's crude oil pipelines for these periods has caused an overall cost of service revenue deficiency that is well in excess of any positive revenue impact for the interstate pipelines that has resulted from allocating a portion of the pipelines' total tax liability to noncorporate limited partners for those years.

  Energy Policy Act of 1992 and Subsequent Developments. In October of 1992 Congress passed the Energy Policy Act of 1992 ("Energy Policy Act"). The Energy Policy Act is significant in that it requires FERC to promulgate regulations establishing a simplified and generally applicable ratemaking methodology under the ICA which will streamline FERC procedures to avoid unnecessary costs and delays. As a fundamental part of this simplification and streamlining of procedures, the Energy Policy Act deemed pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest or investigation during the 365-day period to be "just and reasonable" under the ICA. In regard to these so-called "grandfathered" rates, the Energy Policy Act provides that such grandfathered rates may only be challenged under the following limited circumstances: (i) a substantial change has occurred since enactment in either the economic circumstances of the oil pipeline or the nature of the services which were a basis for the rate; (ii) the complainant was contractually barred from challenging the rate prior to enactment (in which event, following the expiration of the contractual bar, the complainant has a very limited time period to lodge a complaint); or (iii) the rate is unduly discriminatory or preferential.

  FERC responded to the requirement that it promulgate rules simplifying and streamlining the ratemaking process in a series of three related rulemaking proceedings, the principal provisions of which took effect on January 1, 1995. On October 22, 1993, FERC first responded to this mandate by issuing Order No. 561, which adopts a new indexing rate methodology for petroleum pipelines. Under the new regulations, which were effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to the Producer Price Index for Finished Goods, minus one percent. Rate increases made pursuant to the index will be subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. FERC's regulations provide, and a recent FERC order in a contested pipeline rate proceeding affirms, that shippers may not challenge that portion of the pipeline's rates which was grandfathered under the Energy Policy Act whenever the pipeline files for its annual indexed rate increase; such challenges are limited to the amount of the increase only unless, in a separate showing, the complainant satisfies the Energy Policy Act's threshold requirement to show that a "substantial change" has occurred in the economic circumstances or the nature of the pipeline's services. Rate decreases are mandated under the new regulations if the index decreases and the carrier has been collecting rates equal to the rate ceiling. The new indexing methodology can be applied to any existing rate, including in particular all "grandfathered" rates, but also applies to rates under investigation. If such rate is subsequently adjusted, the ceiling level established under the index must be likewise adjusted.

  In Order No. 561, FERC emphasized that the combination of grandfathered rates plus use of the new indexation methodology is expected to be the generally prevailing methodology. The new indexation methodology is expected to cover all normal cost increases. Cost-of-service ratemaking, while still available to the pipeline for certain rate increases and to establish initial rates for new service, is generally disfavored except in specified circumstances. In this regard, the carrier may not use the cost-of-service methodology to change an existing rate unless the pipeline can demonstrate that there is a substantial divergence between the actual cost experienced by the carrier and the rate resulting from the index such that the rate at the ceiling level would preclude the carrier from being able to charge a just and reasonable rate. Similarly, any party complaining of any existing indexed rate or challenging any indexed rate change (other than a grandfathered rate) must provide a reasonable basis for FERC to conclude that there may be a substantial divergence between actual costs experienced and the rate resulting from the index such that the carrier's rates are excessive and, therefore, unjust and unreasonable, and should be investigated in a cost-of-service proceeding. FERC regulations also allow rate changes to occur through market-based rates (for pipeline services which have been found to be eligible for such rates) and through settlement rates, which are rates unanimously agreed by the carrier and all shippers as appropriate. In respect of new facilities and new services requiring the establishment of new, initial rates, the carrier may rely on either cost-of-service ratemaking or may initiate service under rates which have been contractually agreed with at least one nonaffiliated shipper; however, other shippers may protest any new rates established in this manner, in which event a cost-of-service showing is required.

  These alternative ratemaking methodologies to FERC's indexing methodology were finalized on October 28, 1994, when FERC issued Order Nos. 571 and 572. In Order No. 571, FERC articulated cost-of-service filing and reporting requirements to be applicable to a pipeline's initial rates and to situations where indexing is determined to be inappropriate. Order No. 571 also adopted rules for the establishment of revised depreciation rates, and revised the information required to be reported by pipelines in their FERC Form No. 6, "Annual Report for Oil Pipelines." Order No. 572 establishes the filing requirements and procedures that must be followed when a pipeline seeks to charge market-based rates.

  On May 10, 1996, the Court of Appeals for the District of Columbia Circuit affirmed Order Nos. 561, 571 and 572. The Court held that by establishing a general indexing methodology along with limited exceptions to indexed rates, FERC had fulfilled its responsibilities under the Energy Policy Act and reasonably balanced its dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. Among other things, the Court affirmed FERC's interpretation of the Energy Policy Act respecting challenges to grandfathered rates in the context of rate increase filings using the indexation methodology.

  Conclusion Regarding Petroleum Pipeline Regulation. Because of the novelty and uncertainty surrounding the indexing methodology as well as the numerous untested issues associated with the TOC methodology and light-handed regulation, the General Partner is unable to predict with certainty whether, how or the extent to which FERC may apply these methodologies to the Jay, Mississippi and Main Pass Systems, which FERC regulates. The General Partner intends to formally adopt Howell's preexisting tariffs and rates pertaining to the Jay, Mississippi and Main Pass Systems and to rely on the indexation procedures available under FERC regulations. Nevertheless, by protest, complaint or shipper challenge under the Energy Policy Act to the Partnership's grandfathered or indexed rates, the Partnership could become involved in a cost-of-service proceeding before FERC and be required to defend and support its rates based on costs. In any such cost-of-service rate proceeding involving rates of the FERC-regulated Jay, Mississippi and Main Pass Systems, FERC would be permitted to inquire into and determine all relevant matters including such issues as (i) the appropriate capital structure to be utilized in calculating rates, (ii) the appropriate rate of return, (iii) the rate base, including the proper starting rate base, (iv) the rate design and (v) the proper allowance for federal and state income taxes. In addition to the regulatory considerations noted above, it is expected that the interstate common carrier pipeline tariff rates will continue to be constrained by competitive and other market factors.

 TEXAS INTRASTATE REGULATION

  The intrastate common carrier pipeline operations of the Partnership in Texas are subject to regulation by the Texas Railroad Commission. The applicable Texas statutes require that pipeline rates be non-discriminatory and provide a fair return on the aggregate value of the property of a common carrier used and useful in the services performed after providing reasonable allowance for depreciation and other factors and for reasonable operating expenses. There is no case law interpreting these standards as used in the applicable Texas statutes. This is because historically, as well as currently, the Texas Railroad Commission has not been aggressive in regulating common carrier pipelines such as those of the Partnership and has not investigated the rates or practices of such carriers in the absence of shipper complaints, which have been few and almost invariably settled informally. Given this history, although no assurance can be given that the tariffs to be charged by the Partnership would ultimately be upheld if challenged, the General Partner believes that the tariffs now in effect can be sustained. Howell will be responsible for any liabilities under the applicable Texas statutes with respect to activities or conduct during periods prior to the closing, and the Partnership will be responsible for such liabilities with respect to activities or conduct thereafter. The Partnership will adopt the tariffs in effect on the date of the closing of the Offering.

 PIPELINE SAFETY REGULATION

  The Partnership's crude oil pipelines are subject to construction, installation, operating and safety regulation by the Department of Transportation ("DOT") and various other federal, state and local agencies. The Pipeline Safety Act of 1992, among other things, amends the Hazardous Liquid Pipeline Safety Act of 1979 ("HLPSA") in several important respects. It requires the Research and Special Programs Administration ("RSPA") of DOT to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators, and requires that pipeline operators provide maps and records to RSPA. It also authorizes RSPA to require that pipelines be modified to accommodate internal inspection devices, to mandate the installation of emergency flow restricting devices for pipelines in populated or sensitive areas, and to order other changes to the operation and maintenance of petroleum pipelines. The Partnership has conducted hydrostatic testing of most segments. Significant expenses could be incurred in the future if additional safety measures are required or if safety standards are raised and exceed the current pipeline control system capabilities.

  States are largely preempted from regulating pipeline safety by federal law but may assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. The Partnership does not anticipate any significant problems in complying with applicable state laws and regulations in those states in which it operates.

  The Partnership's crude oil pipelines are also subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The General Partner believes that the Partnership's crude oil pipelines have been operated in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

  In general, the General Partner expects to increase the Partnership's expenditures in the future to comply with higher industry and regulatory safety standards such as those described above. Such expenditures cannot be accurately estimated at this time, although the General Partner does not expect that such expenditures will have a material adverse impact on the Partnership, except to the extent additional testing requirements or safety measures are imposed.

 TRUCKING REGULATION

  The Partnership will operate its fleet of trucks as a private carrier. Although a private carrier that transports property in interstate commerce is not required to obtain operating authority from the ICC, the carrier is subject to certain motor carrier safety regulations issued by the DOT. The trucking regulations cover, among other things, driver operations, keeping of log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug testing, safety of operation and equipment, and many other aspects of truck operations. The Partnership is also subject to OSHA with respect to its trucking operations.

 TRANSFER OF TARIFFS AND OPERATING PERMITS

  The operation of motor carriers and pipelines by the Partnership will require the transfer of certain tariffs and operating authorities from Basis and Howell to the Partnership. Such transfer will, in some cases, be subject to regulatory approval by jurisdictional agencies. It is expected that such approvals will be obtained without any material change in the present rate structure or operating authorizations; however, the regulatory approval process provides an opportunity for competitors or other interested parties to object to all or part of the transfer. Any objection may or may not be based on the transfer itself and therefore the likelihood that the objection will have adverse consequences cannot be predicted. The General Partner expects that the Partnership will obtain the transfer of all material tariffs and operating authorities, and the General Partner believes that any delay in obtaining the transfer of any tariff or operating authority, individually or in the aggregate, will not have a material adverse effect on the Partnership's business.

 COMMODITIES REGULATION

  The Partnership's price risk management operations are subject to constraints imposed under the CEA and the rules of the NYMEX. The futures and options contracts that are traded on the NYMEX are subject to strict regulation by the Commodity Futures Trading Commission. The trading volumes and pricing bases of futures contracts on some products are such that the General Partner's ability to use them to hedge the Partnership's price risks may be limited. As a result of such regulation, the Partnership may incur additional compliance costs and difficulties, the nature and extent of which are impossible to predict.

LITIGATION

  Various legal actions which have arisen in the ordinary course of business are pending with respect to the crude oil gathering and transportation operations of Basis and Howell. Basis and Howell will each retain liability and responsibility for the defense of existing lawsuits and any future lawsuits arising out of activities conducted by Basis and Howell prior to the contribution of assets to the Partnership and have also agreed to cooperate in the defense of such lawsuits.

  During 1995 and 1996, various suits were filed in different jurisdictions against numerous purchasers of crude oil production alleging price-fixing and other discriminatory practices in connection with the purchase of crude oil production at posted prices. The premise of these suits generally is that the use of posted prices in purchasing crude oil has resulted in the underpayment of the plaintiffs, and other interest owners, for the crude oil purchased and that purchasers of crude oil have conspired to accomplish this result. Basis or Howell, as well as major competitors of Genesis, were named in several of these suits. Class certification either has been denied or not yet granted in the cases filed against Basis or Howell. No assurance can be given that Genesis will not be named as a defendant in these cases or that the prosecution of these claims will not have an impact on industry practices and profitability in the crude oil gathering and marketing business.

                                  MANAGEMENT

PARTNERSHIP MANAGEMENT

  The General Partner will manage and operate the activities of the Partnership, and the General Partner anticipates that its activities will be limited to such management and operation. As limited partners, Unitholders will have no management power over the business and affairs of the Partnership or actual or apparent authority to enter into contracts on behalf of, or otherwise to bind, the Partnership. Notwithstanding any limitation on its obligations or duties, the General Partner will be liable, as the general partner of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to the General Partner.

  The General Partner is a limited liability company formed under Delaware law and is governed by a limited liability company agreement ("LLC Agreement"). Pursuant to the LLC Agreement, the General Partner will be managed by its members ("Members"), Basis and Howell, who own 54% and 46% of the General Partner, respectively. There are no restrictions on the ability of either Basis or Howell to transfer its membership interest in the General Partner. As the owner of a majority of the outstanding interests in the General Partner, Basis will control decisions concerning the management and affairs of the General Partner. Pursuant to the LLC Agreement, a Board of Directors will be elected to provide review and oversight of the General Partner's business and operations and to provide reports and recommendations to the Members. See "Conflicts of Interest and Fiduciary Responsibilities."

  The Board of Directors will include two directors who are neither officers nor employees of the General Partner or any affiliate of the General Partner to serve as the Audit Committee of the Partnership. The Audit Committee will have the authority to review, at the request of the General Partner, specific matters as to which the General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. The Audit Committee members are expected to be elected within 90 days from the date of this Prospectus. The General Partner will have sole discretion to determine which matters, if any, to submit to the Audit Committee. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner or its Board of Directors of any duties they may owe the Partnership or the Unitholders. In addition, the Audit Committee will review external financial reporting of the Partnership, will recommend engagement of the Partnership's independent accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls.

  The Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. In addition to persons performing services pursuant to the Corporate Services Agreement, approximately 260 individuals who will be employed by the General Partner or its affiliates, consisting principally of the current management and workforce of the Combined Operations, will manage and operate the Partnership's business as officers and employees of the General Partner. Such employees are not represented by any labor unions or covered by any collective bargaining agreements. See "Certain Relationships and Related Transactions."

INCENTIVE COMPENSATION PAYMENTS TO GENERAL PARTNER

  As compensation for providing management and other services to the Partnership, the General Partner will be entitled to Incentive Compensation Payments with respect to any quarter for which the Unitholders receive distributions of Available Cash from Operating Surplus in excess of the first of the three Target Distribution Levels. Available Cash from Operating Surplus for any quarter in excess of the amount necessary to distribute the First Target Distribution to all Unitholders will be distributed 98% to all Unitholders and 2% to the General Partner. Incentive Compensation Payments to the General Partner will be based upon the following formula:

    first, an amount equal to approximately 15.3% of all amounts distributed to the Unitholders and the General Partner that exceed the First Target Distribution of $0.55 per Unit per quarter, up to and including the Second Target Distribution;

    second, an amount equal to approximately 30.7% of all amounts distributed to the Unitholders and the General Partner that exceed the Second Target Distribution of $0.635 per Unit per quarter up to and including the Third Target Distribution; and

    third, an amount equal to 96% of all amounts distributed to the Unitholders and the General Partner that exceed the Third Target Distribution of $0.825 per Unit per quarter.

  The effect of the foregoing is that the General Partner will be entitled to receive Incentive Compensation Payments of approximately 13.3%, 23.5% and 49% if Available Cash from Operating Surplus (calculated before any reduction for such payments) after the First Target Distribution Level, Second Target Distribution Level and Third Target Distribution Level, respectively, have been reached. The General Partner will be entitled to receive Incentive Compensation Payments in accordance with the above described formula regardless of whether the Partnership has net income for the taxable year in which such Incentive Compensation Payment is made and regardless of whether the Partnership has cumulative net income for all taxable years up to and including the taxable year in which such Incentive Compensation Payment is made. Available Cash will be reduced by the amount necessary to make the Incentive Compensation Payments to the General Partner pursuant to the formula set forth above.

  At any time following the second anniversary of the Closing Date, the General Partner may elect to convert (a "Conversion Election") its right to receive Incentive Compensation Payments into a right to participate with the Unitholders in distributions of Available Cash from Operating Surplus made in excess of the First Target Distribution in a ratio which would result in the General Partner receiving additional cash distributions for any subsequent quarter in an amount equal to the amount of Incentive Compensation Payments which would have otherwise been made to the General Partner for such quarter. If the General Partner makes a Conversion Election, the Partnership Agreement shall be amended to reflect the following:

    (a) the General Partner's right to Incentive Compensation Payments has been extinguished;

    (b) the General Partner's right to participate in distributions in excess of the First Target Distribution in a ratio that would result in the General Partner receiving additional cash distributions for any subsequent quarter pursuant to such provisions in an amount equal to the amount of Incentive Compensation Payments that would have otherwise been made to the General Partner for such Quarter;

    (c) the special allocation of additional net income to the General Partner in a manner which matches, to the extent possible, the General Partner's increased share of subsequent distributions, but only to the extent that the Partnership has sufficient net income to achieve such matching in that year or later years;

    (d) the General Partner's right to participate in an increased share of any gains realized (or deemed realized) by the Partnership following the Conversion Election in connection with (i) an issuance of additional interests in the Partnership, (ii) distributions of Partnership property or
  (iii) the liquidation of the Partnership; and

    (e) any special allocations or other matters associated with and reasonably necessary to the implementation of the foregoing to the extent such special allocations or other matters do not adversely impact the interests of the Unitholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

  The following table sets forth certain information with respect to the directors and executive officers of the General Partner. Executive officers are elected by the Members of the General Partner to serve until their successors are appointed, and directors are elected for one-year terms. The Board of Directors of the General Partner is presently composed of six directors and will be expanded to eight directors upon the appointment of the two independent directors following the closing of the Offering.


          NAME           AGE                  POSITION WITH THE PARTNERSHIP
          ----           ---                  -----------------------------
Jeffery R. Serra........  40 Non-Executive Chairman of the Board of Directors*
Thomas W. Jasper........  48 Director*
Paul N. Howell..........  78 Director*
Ronald E. Hall..........  64 Director*
John P. vonBerg.........  42 President, Chief Executive Officer and Director
Mark J. Gorman..........  42 Executive Vice President, Marketing and Operations and Director
John M. Fetzer..........  42 Senior Vice President, Crude Oil
Allyn R. Skelton, II....  45 Chief Financial Officer
Paul A. Scoff...........  37 General Counsel
Allen R. Stanley........  53 Vice President, Pipeline Operations
Ben F. Runnels..........  55 Vice President, Trucking Operations

--------
* Mr. Serra and Mr. Jasper will be appointed as Basis' representatives and Mr. Howell and Mr. Hall will be appointed as Howell's representatives to the Board of Directors of the General Partner.

  JEFFREY R. SERRA is currently Chairman, President and Chief Executive Officer of Basis Petroleum, Inc., formerly Phibro Energy USA, Inc. ("Phibro USA"), and has held this post since January 1, 1992. From 1991 to 1992, Mr. Serra was Vice-Chairman and a Director of Phibro Energy, Inc., a wholly owned subsidiary of Salomon Inc, responsible for all refining and marketing activities. From 1987 to 1991, Mr. Serra was Vice-President of Supply and Trading for Hill Petroleum Company, at the time an 80% owned subsidiary of Phibro Energy Inc. Prior to 1987, Mr. Serra held the position of Crude Oil Trader at Phibro Energy Inc. for one year as well as for The Standard Oil Company of Ohio for the three preceding years. Prior to that, he served four years in the United States Army Corps of Engineers with the final rank of Captain.

  THOMAS W. JASPER was appointed to the position of Treasurer of Salomon Inc and Salomon Brothers in April 1996. Mr. Jasper is also a Managing Director of Salomon Brothers. Prior to this appointment, he was responsible for investment banking client relationships with European and Japanese multinational subsidiaries in the United States. In February 1994, Mr. Jasper was named Chairman of Salomon Brothers Hong Kong Limited and Chief Operating Officer for the Asia-Pacific region. Mr. Jasper was originally made Regional Head of Salomon Brothers Hong Kong Limited in July 1992. His previous responsibilities with Salomon Brothers included managing the firm's Capital Markets Services Group and its Interest Rate Swap Group. He joined Salomon Brothers in 1982. Mr. Jasper was with Bankers Trust Company prior to 1982.

  PAUL N. HOWELL is currently President and Chief Executive Officer of Howell. He has held the position of President since 1995 and the post of Chief Executive Officer since 1955. Mr. Howell served as Chairman of the Board of Howell from 1978 to 1995.

  RONALD E. HALL has been Chairman of the Board of Howell since 1995. From 1985 to 1995, Mr. Hall held the position of President and Chief Executive Officer of CITGO Petroleum Corporation ("CITGO"), a refining, marketing and distribution company. Mr. Hall served as a director of CITGO from 1990 to 1995.

  JOHN P. VONBERG has been Vice President of Crude Oil Gathering, Domestic Supply and Trading for Basis and its predecessor, Phibro USA, since January 1994. He managed the Gathering and Domestic Trading and Commercial Support functions for Phibro USA during 1993. Prior to 1993, Mr.

vonBerg worked for Marathon Oil Company ("Marathon") for 13 years in various capacities including Product Trading, Risk Management, Crude Oil Purchases and Sales, Finance, Auditing and Operations.

  MARK J. GORMAN has been President of Howell Crude Oil Company, a wholly owned subsidiary of Howell, since September 1992. Prior to joining Howell, Mr. Gorman worked for Marathon for fifteen years in various capacities in Crude Oil Acquisition and Finance and Administration, including Manager of Crude Oil Purchases and Sales and Manager of Crude Oil Trading and Risk Management.

  JOHN M. FETZER has served as Senior Vice President, Crude Oil for Howell Crude Oil Company since September 1994. From 1993 to September 1994, Mr. Fetzer was a private investor and a consultant and expert witness in oil- and gas-related matters. He held the positions of Senior Vice President, Marketing from 1991 to 1993 and Vice President of Crude Oil Trading from 1986 to 1991 at Enron Oil Trading and Transportation. From 1981 to 1986 Mr. Fetzer served as manager, Crude Oil Trading for UPG Falco and P&O Falco which later became Enron Oil Trading and Transportation. Prior to joining P&O Falco he held various financial and commercial positions with Marathon, which he joined in 1976.

  ALLYN R. SKELTON, II served as Chief Financial Officer of Howell from 1989 until October 1996, and has served as Senior Vice President since 1993. Previously, he held the position of Controller of Howell from 1985 to 1989. Mr. Skelton joined Howell in 1983 as Tax Manager. Prior to joining Howell, he held various tax and financial positions with other oil companies.

  PAUL A. SCOFF has served as Senior Counsel for Basis Petroleum, Inc. and its predecessor Phibro USA since June 1994. Prior to joining Phibro USA he was a Senior Attorney for The Coastal Corporation ("Coastal") from 1989 until June of 1994 where he advised the marine, refining and marketing and crude gathering subsidiaries of Coastal. Mr. Scoff was in private practice from 1984 until he joined Coastal in 1989.

  ALLEN R. STANLEY joined Howell Crude Oil Company as Senior Vice President of Operations in February 1995 following one year of consulting work related to the Exxon pipeline acquisition. From 1986 to his retirement from Marathon in 1992, he was Manager, Business Development and Joint Interest for the downstream component. From 1976 to 1986, he served as Manager/Gulf Coast Division in Houston, Texas for Marathon Pipe Line Company, Manager/Non-operated Joint Interests in London for Marathon, Manager/Engineering for Oasis Oil Company and Manager, Engineering for Marathon Pipe Line Company in Findlay, Ohio. Mr. Stanley began his career with Marathon in 1965.

  BEN F. RUNNELS has held the position of General Manager, Operations with Basis and its predecessor, Phibro USA, for the past four years. Prior to that, he was Manager, Operations for JM Petroleum Corporation for four years. From 1974 until 1988, he was employed by Tesoro Petroleum Corp., and held the positions of Terminal Manager, Regional Manager, Pipeline Manager, and Division Manager, respectively. From 1962 until 1974, Mr. Runnels held various managerial positions at Ryder Tank Lines, Coastal Tank Lines, Robertson Tank Lines and Gulf Oil Corporation.

EMPLOYMENT AGREEMENTS

  The General Partner anticipates that on or before the closing of the Offering it will enter into new employment agreements with the following executive officers: Mr. vonBerg, Mr. Gorman, Mr. Fetzer, Mr. Skelton, Mr. Stanley, Mr. Runnels and Mr. Scoff. The new agreements will each have an initial term expiring December 31, 1999 ("Initial Term") with one optional extension term of two years and five additional optional extension terms of one year each ("Extension Terms"), and will include the following additional provisions: (i) an annual base salary, (ii) eligibility to participate in the Restricted Unit Plan (including the allocation of Initial Restricted Units) and Incentive Plan described below, (iii) confidential information and noncompetition provisions and (iv) an involuntary termination provision pursuant to which the executive officer will receive severance compensation under certain circumstances. Severance compensation applicable under the employment agreements for an involuntary termination during the Initial Term and Extension Terms (other than a termination for cause, as defined in the agreements) will include payment of the greater of
(i) the base salary for the balance of the applicable term, or (ii) one year's base salary then in effect and, in addition, the Initial Restricted Units allocated to such employee under the Restricted Unit Plan for a period of six months after termination or expiration. Upon expiration or termination of the agreement, the confidential information and noncompetition provisions will continue until the earlier of one year or six months after the date of termination or the unexpired term.

EXECUTIVE COMPENSATION

  The Partnership and the General Partner were formed in September 1996. Accordingly, the General Partner paid no compensation with respect to its directors and officers with respect to the 1995 fiscal year, nor did any obligations accrue with respect to management incentive or retirement benefits for the directors and officers with respect to such year. Officers and employees of the General Partner may participate in employee benefit plans and arrangements sponsored by Basis, including plans which may be established by Basis in the future. Under the terms of the Partnership Agreement, the Partnership is required to reimburse the General Partner for expenses relating to the operation of the Partnership, including salaries and bonuses of employees employed on behalf of the Partnership, as well as the costs of providing benefits to such persons under employee benefit plans and for the costs of health and life insurance. See "Certain Relationships and Related Transactions."

RESTRICTED UNIT PLAN

  The Partnership intends to adopt a restricted unit plan (the "Restricted Unit Plan") for key employees of the Partnership which is expected to be effective following consummation of the Transactions. Initially, rights to receive Common Units with an aggregate value of $6 million will be available under the Restricted Unit Plan. From these Units, rights to receive Common Units with an aggregate value of $4 million (the "Initial Restricted Units") are expected to be allocated following the consummation of the Transactions, subject to the vesting conditions described below and subject to other customary terms and conditions. Approximately 20 individuals are currently eligible to receive an award under the Restricted Unit Plan.

  The Initial Restricted Units will vest upon the conversion of Subordinated OLP Units to Common OLP Units. In the event of early conversion of a portion of the Subordinated OLP Units into Common OLP Units, the Initial Restricted Units will vest in the same proportion as the percentage of Subordinated OLP Units that convert into Common OLP Units. See "Cash Distribution Policy-- Distributions from Operating Surplus during Subordination Period." The remaining $2 million of the $6 million aggregate value of rights to receive Common Units initially available under the Restricted Unit Plan may be allocated or issued in the future to key employees on such terms and conditions (including vesting conditions) as the Compensation Committee of the Members ("Compensation Committee") shall determine.

  Upon "vesting" in accordance with the terms and conditions of the Restricted Unit Plan, Common Units allocated to a plan participant will be issued to such participant. Units issued to participants may be newly issued Units acquired by the General Partner from the Partnership at then prevailing market prices or may be acquired by the General Partner in the open market. In either case, the associated expense will be borne by the Partnership. Until Common Units have vested and have been issued to a participant, such participant shall not be entitled to any distributions or allocations of income or loss and shall not have any voting or other rights in respect of such Common Units. The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance. Accordingly, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units.

INCENTIVE PLAN

  Prior to the closing of the Offering, the General Partner will adopt the Genesis Incentive Plan (the "Incentive Plan"). The Incentive Plan is designed to enhance the financial performance of the Partnership by rewarding the executive officers and other specific key employees for achieving annual financial performance objectives. The Incentive Plan will be administered by the Compensation Committee. Individual participants and payments, if any, for each calender year will be determined by and in the discretion of the Compensation Committee. In no event will incentive payments be made with respect to any year unless (i) the aggregate Minimum Quarterly Distribution in the Incentive Plan year has been distributed to each holder of Common Units, plus any arrearage thereon, and to each holder of Subordinated OLP Units, (ii) the Adjusted Operating Surplus generated during such year has equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest during such year and (iii) no APIs are outstanding. Any incentive payments are at the discretion of the Compensation Committee, and the General Partner may amend or change the Incentive Plan at any time.

COMPENSATION OF DIRECTORS

  Officers of the General Partner will not receive any additional compensation for serving the General Partner as members of the Board of Directors or any of its committees. Each director who is not an employee of the General Partner or an employee or director of Basis, Howell or Salomon Inc will receive an annual fee of $15,000 for serving as a director. In addition, non-employee directors will be paid a fee of $1,000 for each directors' meeting attended and $1,000 for each committee meeting attended.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  After the Offering, Basis and Howell will own 1,771,200 and 1,508,800 Subordinated OLP Units, respectively, representing a 16.10% and 13.72% limited partner interest in the Operating Partnership (approximately 10.58% and 9.01%, respectively, if the Underwriters' over-allotment option is exercised in full). Basis and Howell will own 54% and 46%, respectively, of the Member interests in the General Partner. Through its control of the General Partner, Basis will have the ability to control the management of the Partnership and the Operating Partnership. See "Risk Factors--Potential Change of Control of the General Partner" and "Conflicts of Interest and Fiduciary Responsibilities."

  In connection with the Transactions, Basis, Howell, the Partnership, the Operating Partnership and the General Partner entered into the Contribution Agreement that generally governs the Transactions, including the contribution and sale of the Combined Operations to the Operating Partnership, and the distribution of the proceeds of the Offering. The Contribution Agreement was not the result of arm's-length negotiations, and there can be no assurance that such agreement, or that each of the transactions provided for therein, was effected on terms at least as favorable to the parties to such agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with the Transactions, including the expenses associated with transferring assets into the Partnership, will be paid from the proceeds of the Offering. For administrative reasons, each of Basis and Howell will employ through December 31, 1996, the persons responsible for managing or operating the Partnership. All employment costs and expenses related to such employees for the period between the Effective Date and December 31, 1996 will be borne by the General Partner and will be subject to reimbursement by the Partnership. See "The Transactions."

  Ancillary Agreement. Through the Support Period Termination Date, Howell is obligated to apply any cash distributions it receives with respect to its Subordinated OLP Units and Common OLP Units, pre-tax on a dollar-for-dollar basis, to purchase up to 46% of the outstanding APIs pursuant to the Ancillary Agreement between Salomon Inc and Howell. In addition, beginning with the fourth quarter of 1999, Howell is obligated to apply any cash distributions it receives with respect to its Subordinated OLP Units and Common OLP Units, pre-tax on a dollar-for-dollar basis, first, to pay a 12% return on certain APIs then outstanding and, second, to purchase up to 46% of the outstanding APIs. Any such payments on and repurchases of APIs are required to be made first from Salomon Inc and then pro rata from the other holders of APIs, if any.

  Redemption and Registration Rights Agreement. Pursuant to the Redemption and Registration Rights Agreement, the Partnership has agreed, at the end of the Subordination Period or upon earlier conversion of Subordinated OLP Units into Common OLP Units, to use reasonable efforts to sell that number of Common Units equal to the number of Common OLP Units that Basis or Howell is requesting be redeemed. The proceeds, net of underwriting discount or placement fees, if any, from such sale will be used by the Operating Partnership to redeem such Common OLP Units. The Partnership is obligated to pay the expenses incidental to redemption requests, other than the underwriting discount or placement fees, if any. The General Partner will have a proportionate percentage of its general partner interest in the Operating Partnership redeemed when Common OLP Units are redeemed in connection with the exercise of the redemption right.

  Performance Payment. Upon completion of the Offering, John vonBerg will be entitled to a cash payment ("Performance Payment") pursuant to an employment agreement with Basis. Pursuant to such agreement, Mr. vonBerg may elect to convert a portion of the Performance Payment into Subordinated OLP Units. The maximum number of Subordinated OLP Units that would be transferred from Basis to Mr. vonBerg under such agreement would be 35,424 Units, representing a 0.3% interest in the Partnership (0.2% if the over-allotment option is exercised by the Underwriters in full). Any Subordinated OLP Units transferred to Mr. vonBerg pursuant to the payment would be subject to the same encumbrances as the Subordinated OLP Units retained by Basis as described in this Prospectus. The obligation to make the Performance Payment described above will remain with Basis after closing of the Offering and will not be assumed or paid by the Partnership or the General Partner.

SALOMON INC AND BASIS

  The Partnership will have extensive ongoing relationships with Salomon Inc and Basis, a wholly owned subsidiary of Salomon Inc. These relationships, described in more detail below, will include (i) the ownership by Basis of 54% of the Subordinated OLP Units and 54% of the Member interests in the General Partner, which will give Basis effective control of the General Partner, the Partnership and the Operating Partnership, (ii) the Distribution Support Agreement, (iii) the Master Credit Support Agreement, (iv) a one-year contract with a 30-day evergreen provision to provide crude oil to the refinery owned by the refining division of Basis ("Basis Refining") at Krotz Springs, Louisiana, (v) crude oil purchase and sale transactions with Basis Refining and Phibro Inc. and (vi) a Corporate Services Agreement.

  Distribution Support Agreement. To further enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units with respect to each quarter through the quarter ending December 31, 2001 (subject to earlier termination commencing December 31, 1999), Salomon Inc has agreed in the Distribution Support Agreement, subject to certain limitations, to contribute or cause to be contributed cash, if necessary, to the Partnership in return for APIs. Salomon Inc's obligation to purchase APIs is limited to a maximum amount outstanding at any one time equal to $15.3 million ($17.6 million if the Underwriters' over-allotment option is exercised in full). The Unitholders have no independent right separate and apart from the Partnership to enforce obligations of Salomon Inc under the Distribution Support Agreement. See "Cash Distribution Policy--Distribution Support."

  Master Credit Support Agreement. Salomon Inc has agreed to provide transitional credit support in the form of the Guaranty Facility over a period of approximately three years ending December 31, 1999 at prescribed limits in connection with the purchase, sale and exchange of crude oil in the ordinary course of the Operating Partnership's business with third parties. The Operating Partnership will be required to pay a guarantee fee to Salomon Inc which will increase over the three-year period, thereby increasing the cost of the credit support provided to the Operating Partnership under the Guaranty Facility from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. Basis has agreed to use its reasonable best efforts, to the extent it has availability under its uncommitted credit lines, to provide the Operating Partnership, for a six-month period ending May 31, 1997, the Working Capital Facility of up to $50 million, which amount includes direct cash advances not to exceed $35 million outstanding at any one time and letters of credit that may be required in the ordinary course of the Operating Partnership's business. The total amounts outstanding at any one time under the Working Capital Facility will correspondingly reduce the amounts available under the Guaranty Facility. The interest rate for the Working Capital Facility will equal the cost to Basis of a comparable borrowing as reasonably determined by Basis. See "Risk Factors," "Credit Support Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Genesis--Liquidity and Capital Resources."

  Crude Oil Sales to Basis Refinery at Krotz Springs, Louisiana. Basis Gathering supplied approximately 4.2 million barrels of crude oil in the first nine months of 1996, and 5.4 million barrels for the year ended December 31, 1995, to the Basis refinery at Krotz Springs, Louisiana. In each case volumes were sold at market prices reflecting differentials for grade and location. The Partnership will enter into a one-year contract with a 30-day evergreen provision with Basis at market-based prices to supply the Krotz Springs refinery a portion of the crude oil required to operate the refinery. In the event the Basis refinery at Krotz Springs is sold or transferred to a party other than an affiliate or is closed, such contract may be terminated at Basis' option on 60 days' notice to the Partnership or a buyer may renegotiate the contract on terms less favorable to the Partnership. The supply contract provides the Partnership with an initial minimum threshold of business operations in the Krotz Springs area, and there can be no assurance the Partnership would continue to operate in this area if the contract to supply the Krotz Springs refinery were terminated.

  Transactions Between Basis, Basis Gathering and Phibro Inc. Transactions with affiliates accounted for $1,524 million or 38% and $1,219 million or 37%, of the total gathering and marketing pro forma revenues of Genesis for the year ended December 31, 1995 and nine months ended September 30, 1996, respectively. Transactions with affiliates accounted for $681 million or 17% and $270 million or 8%, of the total pro forma crude costs of Genesis for the year ended December 31, 1995 and nine months ended September 30, 1996, respectively. These transactions were based upon market-related prices determined through arm's-length negotiations.

  Corporate Services Agreement. The Partnership will enter into the Corporate Services Agreement with Basis pursuant to which Basis, directly or through its affiliates, will provide certain administrative and support services for the benefit of the Partnership. Such services may include human resources, tax, accounting, data processing, NYMEX transaction clearing and other similar administrative services. Under such agreement, Basis will not receive a fee for such services but the Partnership will reimburse Basis or its affiliates for (i) allocated personnel costs (such as salaries and employee benefits) of the personnel actually providing such services, (ii) rent on office space allocated to the General Partner in Basis' offices in Houston, Texas and (iii) all reasonable out-of-pocket expenses related to the provision of such services. Either the Partnership or Basis may terminate or reduce the level of services or office space on 90 days' or 180 days' notice, respectively, to the other party. The Corporate Services Agreement may be terminated at the Partnership's or Basis' option on

180 days' notice to the other party. In the event the Corporate Services Agreement is terminated, the cost to the Partnership of obtaining the services covered thereby from third parties would likely be higher than the cost of such services under the Corporate Services Agreement. In addition, the Partnership has agreed to indemnify and hold harmless Basis and its affiliates from all claims and damages arising from the provision of services under the Corporate Services Agreement, unless due to the gross negligence or willful misconduct of Basis or its affiliates.

  A copy of each of the Distribution Support Agreement, the Master Credit Support Agreement and the Corporate Services Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the preceding discussions of the same are qualified by reference to such exhibits.

HOWELL

  Howell owns 46% of the General Partner of the Partnership, and the Partnership will have ongoing relationships with Howell and its affiliates. These relationships will include (i) a two-year contract between the Partnership and a subsidiary of Howell for the purchase of crude oil from Howell's interest at Main Pass Block 64 averaging approximately 1,000 bpd of crude oil, subject to termination upon 60 days' notice to the Partnership by Howell in the event that Main Pass Block 64 is sold or transferred to a party other than an affiliate of Howell, (ii) a 30-day evergreen contract negotiated at market prices providing for the Partnership to purchase crude oil produced by Howell's exploration and production subsidiary other than Main Pass Block 64 and (iii) a one-year contract with a 30-day evergreen provision between the Partnership and a subsidiary of Howell providing for the Partnership to supply crude oil feedstocks for Howell's research and reference fuels business, subject to termination upon 60 days' notice to the Partnership by Howell in the event that such business is sold or transferred to a party other than an affiliate of Howell.

MARKETING OF CRUDE OIL

  There are certain areas of overlap in the business activities of Genesis, Basis, Howell and Phibro Inc, in connection with the purchasing, marketing and trading of crude oil, primarily at marketing centers such as Cushing, Oklahoma. Basis, Howell and Phibro Inc. have been in competition in the past to purchase and sell crude oil at the best available price, and Genesis, Basis, Howell and Phibro Inc. are expected to continue to compete in such activities following the Offering. In addition, Salomon Inc, Basis, Howell and Phibro Inc. will be subject to certain noncompetition provisions pursuant to the Partnership Agreement that allows these trading-oriented activities to continue but prevents such parties from entering certain other crude oil businesses. See "Conflicts of Interest and Fiduciary Responsibilities-- Conflicts of Interest--The General Partner's Affiliates May Compete with the Partnership in Certain Circumstances."

             CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

  Certain conflicts of interest exist and may arise in the future as a result of the General Partner's relationships with its affiliates, Basis, Salomon Inc and Howell and their affiliates, on the one hand, and the Partnership and the holders of the Common Units, on the other hand. The Members of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to the General Partner and its affiliates. In general, the General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. Therefore, the duty of the Members of the General Partner may come into conflict with the duties of the General Partner to the Partnership and the Unitholders. The Audit Committee of the Board of Directors of the General Partner will, at the request of the General Partner, review conflicts of interest that may arise between the General Partner and its officers, on the one hand, and the Partnership, on the other. See "Management--Partnership Management" and "--Fiduciary and Other Duties."

  The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been interpreted in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partner and its officers and directors and the remedies available to the Unitholders.

  Conflicts of interest could arise with respect to the situations described below, among others:

  COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH THE PARTNERSHIP

  The agreements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other hand, do not grant to the Unitholders, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and its affiliates in favor of the Partnership. Therefore, the General Partner will be primarily responsible for enforcing such obligations.

  CONTRACTS BETWEEN THE PARTNERSHIP, ON THE ONE HAND, AND THE GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS

  Under the terms of the Partnership Agreement, the General Partner is not restricted from paying the General Partner or its affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangements with any of them on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the sale of the Common Units offered in the Offering are to be on terms that are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee, (ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) the transaction is fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner and its affiliates will have no obligation to permit the Partnership to use any facilities or assets of the General Partner and such affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation of the General Partner and its affiliates to enter into any such contracts.

  CERTAIN ACTIONS TAKEN BY THE GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED OLP UNITS

  Decisions of the General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuances of additional partnership interests and reserves in any quarter may affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in such quarter or in subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the General Partner shall not constitute a breach of any duty owed by the General Partner to the Partnership or the Unitholders, including borrowings that have the purpose or effect, directly or indirectly, of (i) enabling Basis and Howell to receive distributions on the Subordinated OLP Units and the General Partner to receive Incentive Compensation Payments, (ii) reducing Salomon Inc's contribution obligations pursuant to the Distribution Support Agreement or (iii) accelerating the redemption of APIs, the expiration of the Subordination Period or the conversion of the Subordinated OLP Units into Common OLP Units. The Partnership Agreement provides that the Partnership and the Operating Partnership may borrow funds from the General Partner and its affiliates. The General Partner and its affiliates may not borrow funds from the Partnership or the Operating Partnership. Furthermore, any actions taken by the General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to constitute a breach of any duty of the General Partner to the Partnership or the Unitholders. The obligation of Salomon Inc to provide distribution support and the obligations of Salomon Inc and Basis to provide credit support to the Partnership may affect the criteria used by the General Partner in evaluating, and the likelihood of Salomon Inc or Basis approving, certain business opportunities, such as the issuance of debt, the issuance of additional Common Units and the consummation of possible acquisitions.

  THE PARTNERSHIP WILL REIMBURSE THE GENERAL PARTNER AND ITS AFFILIATES FOR CERTAIN EXPENSES

  Under the terms of the Partnership Agreement, the General Partner and its affiliates will be reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership. The Partnership Agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.

  THE GENERAL PARTNER INTENDS TO LIMIT THE GENERAL PARTNER'S LIABILITY WITH RESPECT TO THE PARTNERSHIP'S OBLIGATIONS

  Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto having no recourse against the General Partner or its assets. The Partnership Agreement provides that any action by the General Partner in so limiting the liability of the General Partner or that of the Partnership will not be deemed to be a breach of the General Partner's fiduciary duties to the Unitholders, even if the Partnership could have obtained more favorable terms without such limitation on liability.

  COMMON UNITS ARE SUBJECT TO THE GENERAL PARTNER'S LIMITED CALL RIGHT

  The General Partner may exercise its right to call for and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. The General Partner thus may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement--Limited Call Right."

  THE PARTNERSHIP MAY RETAIN SEPARATE COUNSEL FOR ITSELF OR FOR THE HOLDERS OF COMMON UNITS; ADVISORS RETAINED BY THE PARTNERSHIP FOR THIS OFFERING HAVE NOT BEEN RETAINED TO ACT FOR HOLDERS OF COMMON UNITS

  The principal terms of Partnership Agreement, the Operating Partnership Agreement, the Master Credit Support Agreement, the Contribution Agreement, the Distribution Support Agreement and other agreements referred to herein did not result from arm's-length discussions with unrelated parties. Furthermore, holders of Common Units have not been represented by separate counsel in connection with the preparation of the documents referred to herein. The attorneys, independent public accountants and others who have performed services for the Partnership in connection with the Offering have been retained by the General Partner, its affiliates and the Partnership and may continue to be retained by the General Partner, its affiliates and the Partnership after the Offering. Attorneys, independent public accountants and others who will perform services for the Partnership in the future will be selected by the General Partner or the Audit Committee and may also perform services for the General Partner and its affiliates. The Partnership may retain separate counsel for itself or the holders of Common Units in the event of a conflict of interest arising between the General Partner and its affiliates, on the one hand, and the Partnership or the holders of Common Units, on the other, after the sale of the Common Units offered hereby, depending on the nature of such conflict, but it does not intend to do so in most cases.

  THE GENERAL PARTNER'S AFFILIATES MAY COMPETE WITH THE PARTNERSHIP IN CERTAIN CIRCUMSTANCES

  Affiliates of the General Partner (including Basis, Phibro Inc., Salomon Inc and Howell) are not prohibited from engaging in any activities other than the business of (i) crude oil gathering at the wellhead in the states of Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas, or any states contiguous to such states, or (ii) transporting for third parties crude oil by pipeline along the routes of the Partnership's crude oil pipelines owned at the time of completion of the Offering. The restrictions are subject to certain exceptions, including: (i) affiliates will not be restricted from any activity incidental to their refinery operations so long as such activities are not substantially in competition with the lease gathering operations of the Partnership, (ii) if Salomon Inc, Basis or Howell were to sell or otherwise dispose of its entire interest (direct and indirect) in the General Partner and the Partnership to an unaffiliated party, such restrictions would no longer apply to the party making such sale or disposition or its affiliates, (iii) such restrictions will not prevent affiliates from entering into joint ventures or strategic alliances with the Partnership, and (iv) such restrictions will not apply to purchases of crude oil for feedstock supply for Howell's research and reference fuels business. Except as specifically restricted, any affiliates of the General Partner may engage in any business or activity whether or not such activity may be in competition with the Partnership, including purchasing crude oil in bulk, executing crude oil exchanges, executing trades in the crude oil futures market, providing hedges and risk management services and conducting pipeline operations not precluded by clause (ii) of the first sentence of this paragraph. In addition, all of the restrictions described above lapse after ten years from completion of the Offering. Furthermore, the Partnership Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership. It shall not constitute a breach of the Partnership Agreement for the affiliates of the General Partner to engage in any competitive activities not specifically precluded by the Partnership Agreement. The Partnership will have extensive ongoing relationships and transactions with Salomon Inc, Basis and Howell.

  EMPLOYEES OF THE GENERAL PARTNER'S AFFILIATES WHO PROVIDE SERVICES TO THE PARTNERSHIP WILL ALSO PROVIDE SERVICES TO OTHER BUSINESSES

  The Partnership will not have any employees and will rely on employees of the General Partner, Basis and Howell. While the General Partner will not conduct any other business, Basis and Howell and other affiliates of the General Partner will conduct business and activities of their own in which the Partnership will have no economic interest. There may be competing demands between the Partnership and Basis and Howell for the time and efforts of employees who provide services to both.

FIDUCIARY AND OTHER DUTIES

  The General Partner will be accountable to the Partnership and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the stockholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Act nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership.

  Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Partnership and its partners and waiving or consenting to conduct by the General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

  The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

  The Partnership Agreement provides that whenever a conflict arises between the General Partner or its affiliates, on the one hand, and the Partnership or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders
(i) by virtue of any action to which the Unitholders are deemed to have consented by purchase of Common Units or (ii) if the General Partner's resolution of any conflict of interest is fair and reasonable to the Partnership. Any resolution of a conflict of interest shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the General

Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

  The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

  The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decisions pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

  In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees, affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See "The Partnership Agreement-- Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it meets such requirements concerning good faith and the best interests of the Partnership.

                        DESCRIPTION OF THE COMMON UNITS

  Upon consummation of the Offering, the Common Units will be registered under the Exchange Act, and the rules and regulations promulgated thereunder, and the Partnership will be subject to the reporting and certain other requirements of the Exchange Act. The Partnership will be required to file periodic reports containing financial and other information with the Commission.

  Purchasers of Common Units in the Offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) who wish to become Unitholders of record will be required to execute Transfer Applications, the form of which is included as Appendix C to this

Prospectus. Purchasers in the Offering may hold Common Units in nominee accounts and will be eligible to receive distributions and federal income tax allocations, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE COMMON UNITS

  The Common Units represent limited partner interests in the Partnership, and the Common OLP Units, the Subordinated OLP Units and the APIs represent limited partner interests in the Operating Partnership. For a description of the relative rights and preferences of holders of Common Units, Common OLP Units, Subordinated OLP Units and APIs in and to Partnership distributions, together with a description of the circumstances under which Subordinated OLP Units may convert into Common OLP Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

 DUTIES

  American Stock Transfer & Trust Company will act as a registrar and transfer agent (the "Transfer Agent") for the Common Units and will receive a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

 RESIGNATION OR REMOVAL

  The Transfer Agent may after three years resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

  Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriters will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix C to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to the Partnership and any liquidator of the Partnership as specified in the Partnership Agreement and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the Partnership and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the Partnership.

  Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (i) the right to assign the Common Units to a purchaser or other transferee and (ii) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

                           THE PARTNERSHIP AGREEMENT

  The following paragraphs are a summary of the material provisions of the Partnership Agreements of the Partnership and the Operating Partnership. The forms of such agreements are included in this Prospectus as Appendix A and Appendix B. The following discussion is qualified in its entirety by reference to the Partnership Agreement and to the Operating Partnership Agreement. The Partnership will be the managing general partner of the Operating Partnership, which will own and operate the Partnership's business. The General Partner will serve as the general partner of the Partnership and the operating general partner of the Operating Partnership, owning a 2% general partner interest in the business and properties owned by the Partnership and the Operating Partnership on a combined basis. Unless the context otherwise requires, references herein to the "Partnership Agreement" constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

  Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to the transfer of Common Units, see "Description of the Common Units--Transfer of Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully. Definitions used but not defined in this section have the meanings set forth in the Partnership Agreement.

PURPOSE

  The purpose of the Partnership under the Partnership Agreement is limited to serving as the general partner of the Operating Partnership and, under certain circumstances, engaging in any business activity that may be engaged in by the Operating Partnership or that is approved by the General Partner. The Operating Partnership Agreement provides that the Operating Partnership may engage in any activity engaged in by the Combined Operations immediately prior to the Offering and any other activity approved by the General Partner. Although the General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities that may pose a greater risk to investors than crude oil gathering, marketing and pipeline-related businesses, the General Partner has no current intention of doing so. The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership.

POWER OF ATTORNEY

  Each Limited Partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership or the amendment of the Partnership Agreement in accordance with the terms thereof and to make certain consents and waivers in accordance with the terms of the Partnership Agreement.

CAPITAL CONTRIBUTIONS

  For a description of the initial capital contributions to be made to the Partnership, see "The Transactions." The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under "--Limited Liability."

INDEMNIFICATION

  The Partnership Agreement provides that the Partnership will indemnify the General Partner and any departing general partner ("Departing Partner") and any person who is or was an affiliate of the General Partner or any Departing Partner, any person who is or was a director, officer, employee, agent or trustee of the Partnership or any subsidiary of the Partnership, any person who is or was a member, officer, director, employee, agent or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner or any affiliate of any such person, any person who is or was serving at the request of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent, fiduciary or trustee of another person (collectively, "Indemnitees" and individually each an "Indemnitee"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

LIMITED LIABILITY

  Assuming that a limited partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Common Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then the limited partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partner with respect to persons who transact business with the Partnership reasonably believing, based on the conduct of any of the limited partners, that such limited partner is a general partner.

  Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and nonrecourse liabilities, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to nonrecourse liability shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

  The Partnership expects that the Operating Partnership will initially conduct business in at least eight states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Operating Partnership was conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partner under certain circumstances. The Partnership will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

  The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion without the approval of any limited partners; provided that, during the Subordination Period (except as provided in the succeeding sentence), the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,750,000 additional Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option and in connection with the redemption of Common OLP Units pursuant to the Redemption and Registration Rights Agreement and subject to adjustment in the event of a combination or subdivision of Common Units) or an equivalent number of securities ranking on a parity with the Common Units, in either case without the prior approval of holders of a majority of the outstanding Common Units. During the Subordination Period, the Partnership may also issue an unlimited number of additional Common Units or parity securities without the approval of the limited partners if such issuance occurs (a) in connection with an Acquisition or a Capital Improvement or (b) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that would have, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be completed, resulted in an increase in (i) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Common Units and Subordinated OLP Units with respect to each of the four most recently completed quarters (on a pro forma basis) as compared to (ii) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Common Units and Subordinated OLP Units (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four quarters (provided that if the issuance of Units with respect to an Acquisition or a Capital Improvement occurs within the first four full quarters after the closing of the Offering, then Adjusted Operating Surplus as used in clauses (i) (determined on a pro forma basis) and (ii) above will be calculated (x) for each quarter, if any, that commenced after the closing of the Offering for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such quarter and (y) for each other quarter, on a pro forma basis not inconsistent with the procedure, as applicable, set forth in Appendix E to this

Prospectus). In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership interests or other equity securities that, in the sole discretion of the General Partner, may have special voting rights to which the Common Units are not entitled.

  Upon the issuance of additional Partnership securities, the General Partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in the Partnership. The General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates in the Partnership that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment (other than certain specified amendments discussed below), the General Partner will seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of at least a majority of the outstanding Common Units, except that no amendment may be made which would (i) enlarge the obligations of any limited partner without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its affiliates without the General Partner's consent, (iii) provide that the Partnership is not dissolved upon the expiration of its term or upon an election of the General Partner to cause the dissolution of the Partnership, which election is approved by the holders of a majority of the outstanding Common Units or (iv) change the term of the Partnership or give any person other than the General Partner the right to dissolve the Partnership with the approval of holders of a Majority Interest. Majority Interest means, during the Subordination Period, at least a majority of the outstanding Common OLP Units voting as a separate class and at least a majority of the outstanding Subordinated OLP Units voting together as a separate class and, thereafter, at least a majority of the outstanding OLP Units voting as a separate class.

  The General Partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect
(i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a partnership in which the limited partners have limited liability or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (except approval of a majority of the Unitholders will be required if such amendment would result in a delisting or a suspension of trading of the Common Units), (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership or the General Partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the

Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the discretion of the General Partner is necessary or advisable in connection with the authorization or issuance of any class or series of Partnership Securities, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone,
(vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and taxable year of the Partnership and changes related thereto and (x) any other amendments substantially similar to any of the foregoing.

  In addition to the General Partner's right to amend the Partnership Agreement as described above, the General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if such amendments (i) do not adversely affect the limited partners in any material respect, (ii) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Common Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the limited partners, (iv) are necessary or advisable in connection with any action taken by the General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or the intent of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

  The General Partner may also make amendments to the Operating Partnership Agreement, without the approval of any limited partner or assignee, that, in the discretion of the General Partner, are necessary or advisable to effect the conversion of the General Partner's Incentive Compensation Payments into a right to participate with the Unitholders in distributions of Available Cash from Operating Surplus made in excess of the First Target Distribution. See "Management--Incentive Compensation Payments to General Partner." The General Partner may not consent on behalf of the Partnership to any amendment to the Operating Partnership Agreement that would have a material adverse effect on the Partnership without the approval of holders of at least a majority of the outstanding Common Units. If a vote of the holders of OLP Units is to be taken
(A) to approve the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership, (B) to approve the merger or consolidation of the Operating Partnership, or (C) to approve the dissolution of the Operating Partnership, the General Partner will call a special meeting of the limited partners of the Partnership at which special meeting the limited partners will be asked to vote on the proposal for which a vote of the holders of OLP Units is to be taken, and following the vote of the limited partners the General Partner will vote the Partnership's OLP Units on such proposal in the same ratios as the votes of the limited partners were cast on such proposal, either for, against or abstaining.

  The General Partner will not be required to obtain an Opinion of Counsel in the event of the amendments described in the three immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or any limited partner of the Operating Partnership.

  Any amendment that would have a material adverse effect on the rights or preferences of any class of outstanding Units in relation to other classes of Units must be approved by at least a majority of the class of Units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

  The General Partner is prohibited, without the prior approval of holders of at least a majority of the outstanding Common Units, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination); provided that the General Partner may cause the Operating Partnership to sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation, or other combination) if approved by the holders of at least a Majority Interest; provided, further, that the General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The General Partner may also sell all or substantially all of the Partnership's assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other event.

TERMINATION AND DISSOLUTION

  The Partnership will continue until December 31, 2086, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the General Partner to dissolve the Partnership, if approved by the holders of a majority of the outstanding Common Units, (ii) the election of the General Partner to dissolve the Operating Partnership, if approved by the holders of a Majority Interest (iii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iv) the entry of a decree of judicial dissolution of the Partnership or (v) the withdrawal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (v), the holders of at least a majority of the outstanding Common Units may elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of at least a majority of the outstanding Common Units subject to receipt by the Partnership of an opinion of counsel that such withdrawal (following the selection of a successor General Partner) will not result in the loss of the limited liability of any limited partner or cause the Partnership or the reconstituted limited partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes upon the exercise of such right to continue (an "Opinion of Counsel").

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

  Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

  The General Partner has agreed not to withdraw voluntarily as a general partner of the Partnership prior to December 31, 2006 (with limited exceptions described below), without obtaining the approval of the holders of a majority of the outstanding Common Units and furnishing an Opinion of Counsel. On or after December 31, 2006, the General Partner may withdraw as the General Partner (without first obtaining approval from the Unitholders) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the limited partners if more than 50% of the outstanding Common Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell all of its general partner interests in the Partnership without the approval of the Unitholders. See "--Transfer of General Partner Interests and the Incentive Compensation Payments."

  Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Partnership), the holders of a majority of the outstanding Common Units may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a majority of the outstanding Common Units agree in writing to continue the business of the Partnership and to appoint a successor General Partner. See "--Termination and Dissolution."

  The General Partner may not be removed without Cause. The General Partner may be removed for Cause upon the approval of such removal by the holders of record of 66 2/3% of the outstanding Common Units (including Common Units held by the General Partner and its affiliates) and upon receipt by the Partnership of an Opinion of Counsel. Any such removal must also provide for a successor general partner by the vote of holders of not less than 66 2/3% of the outstanding Common Units (including Common Units held by the General Partner and its affiliates). If the General Partner is removed for any reason without its consent, Salomon Inc's and Basis' credit support obligations will terminate, subject to rights of third parties for scheduled transactions prior to such termination.

  Withdrawal or removal of the General Partner as the general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the General Partner as general partner of the Operating Partnership.

  In the event of withdrawal of the General Partner where such withdrawal violates the Partnership Agreement or removal of the General Partner where Cause exists, a successor general partner will have the option to purchase the general partner interest(s) of the Departing Partner in the Partnership and the Operating Partnership for the fair market value of such interests. Under all other circumstances where the General Partner withdraws, the Departing Partner will have the option to require the successor general partner to purchase such general partner interest of the Departing Partner for such amount. In each case, such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent experts selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the Departing Partner for the benefit of the Partnership.

  If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner will have the right to convert its general partner interest in the Partnership and the Operating Partnership and, if the General Partner has elected to convert its right to receive Incentive Compensation Payments into a right to receive incentive distributions, its right to receive incentive distributions, into Common Units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. If the General Partner is removed or otherwise withdraws as a general partner prior to having elected to convert its right to receive Incentive Compensation Payments into a right to receive incentive distributions, its right to receive Incentive Compensation Payments will terminate.

TRANSFER OF GENERAL PARTNER INTERESTS AND THE INCENTIVE COMPENSATION PAYMENTS

  Except for a transfer by the General Partner of all, but not less than all, of its general partner interests in the Partnership and the Operating Partnership to an affiliate or another person in connection with the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another person or entity, the General Partner may not transfer all or any part of its general partner interests in the Partnership and the Operating Partnership to another person or entity prior to December 31, 2006, without the approval of the holders of a majority of the outstanding Common Units; provided that, in each case, such transferee assumes the rights and duties of the General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement and the Operating Partnership Agreement and furnishes an Opinion of Counsel. At any time, the Members of the General Partner may sell or transfer their interest in the General Partner to a third party without the approval of the Unitholders. The General Partner or a subsequent holder may only transfer its right to receive Incentive Compensation Payments to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person.

LIMITED CALL RIGHT

  If at any time less than 20% of the then issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests and (ii) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See "Tax Considerations--Disposition of Common Units."

MEETINGS; VOTING

  Except as described below with respect to a person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the General Partner on behalf of Non-citizen Assignees, the General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of limited partners in respect of other Common Units are cast).

  The General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders of the Partnership may be called by the General Partner or by Unitholders owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage (excluding, in either case, if such are to be excluded from the vote, outstanding Units owned by the General Partner and its affiliates).

  Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the General Partner. See "--Issuance of Additional Securities." However, if at any time any person or group (other than the General Partner and its affiliates) beneficially owns 20% or more of the total Common Units, such person or group loses voting rights with respect to all of its Common Units and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Unitholders, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

  Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

STATUS AS LIMITED PARTNER OR ASSIGNEE

  Except as described above under "--Limited Liability," the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

  An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted limited partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a limited partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute limited partner at the written direction of such assignee. See "--Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units--Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

  If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship or other related status of any limited partner or assignee, the Partnership may redeem the Common Units held by such limited partner or assignee at their Current Market Price (as defined in the Glossary). In order to avoid any such cancellation or forfeiture, the Partnership may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information or the General Partner determines after receipt of such information that the limited partner or assignee is not an eligible citizen, such limited partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a Non-citizen Assignee does not have the right to direct the voting of his Common Units and may not receive distributions in kind upon liquidation of the Partnership.

BOOKS AND REPORTS

  The Partnership is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, the fiscal year of the Partnership is the calendar year.

  As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Partnership will furnish each record holder of Common Units (as of a date selected by the General Partner) with an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the Partnership will furnish each record holder of Common Units (as of a date selected by the General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

  The Partnership will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

  The Partnership Agreement provides that a limited partner can for a purpose reasonably related to such limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The Partnership may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the Partnership believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

                        UNITS ELIGIBLE FOR FUTURE SALE

  After the sale of the Common Units offered hereby, Basis and Howell will hold 1,771,200 and 1,508,800 Subordinated OLP Units, respectively (all of which may convert into Common OLP Units after termination of the Subordination Period), which could have an adverse effect on the price of the Common Units or on any trading market that may develop. For a discussion of the transactions whereby Basis and Howell acquired the Subordinated OLP Units in connection with the organization of the Partnership, see "The Transactions."

  The Common Units sold in the Offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Common Units owned by an "affiliate" of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in an offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least three years, would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

  Prior to the end of the Subordination Period, the Partnership may issue without a vote of the Unitholders up to 3,750,000 additional Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option, in connection with the redemption of Common OLP Units pursuant to the Redemption and Registration Rights Agreement and in connection with certain Acquisitions and Capital Improvements). See "The Partnership Agreement--Issuance of Additional Securities." Basis and Howell have certain rights to have their Common OLP Units redeemed from the net proceeds of a sale of Common Units by the Partnership pursuant to the Redemption and Registration Rights Agreement. See "Certain Relationships and Related Transactions-- Redemption and Registration Rights Agreement."

  The Partnership, the Operating Partnership, the General Partner, Basis and Howell have agreed not to (i) offer, sell, contract to sell or otherwise dispose of or announce the offering of any Common Units or Subordinated OLP Units or any securities that are convertible into, or exercisable or exchangeable for, Common Units or Subordinated OLP Units or any securities that are senior to or pari passu with Common Units (other than the issuance of Common Units in connection with Acquisitions or Capital Improvements permitted under the Partnership Agreement (provided the holder of such newly issued Common Units agrees to be bound by this provision), the issuance of Common Units pursuant to the Restricted Unit Plan or the transfer of Subordinated OLP Units pursuant to the Performance Payment described herein under "Certain Relationships and Related Transactions") or (ii) grant any options or warrants to purchase Common Units or Subordinated OLP Units, in either case for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers and Smith Barney Inc.

                              TAX CONSIDERATIONS

  This section is a description of all material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Andrews & Kurth L.L.P., counsel to the General Partner and the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Code, existing and, to the extent noted, proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change with and without retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Partnership are references to both the Partnership and the Operating Partnership.

  No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

  Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership and (ii) owners of Common Units issued by the Partnership (with certain exceptions, as described in "-- Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

  Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to Unitholders who are individual citizens or residents of the United States.

  No ruling has been or will be requested from the IRS with respect to the foregoing issues or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

  For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a "short seller" to cover a short sale of Common Units (see "--Tax Treatment of Operations-- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"),
(iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units--Allocations Between Transferors and Transferees"), (iv) whether the Partnership's method for depreciating or amortizing Sections 734 and 743 adjustments, utilized to maintain the uniformity of the economic and tax characteristics of the Common Units, is sustainable (see "--Uniformity of Units"), (v) whether distributions to each Unitholder of amounts contributed by Salomon Inc in exchange for APIs will be treated as a taxable purchase of a portion of the outstanding Common Units (see "--Tax Consequences of Unit Ownership--Treatment of Partnership Distributions"), and (vi) whether certain intangible assets contributed to the Partnership by Basis and Howell will be amortizable by the Partnership (see "--Tax Treatment of Operations--Initial Tax Basis, Depreciation and Amortization").

TAX RATES AND CHANGES IN FEDERAL INCOME TAX LAWS

  The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $256,500 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. The net capital gain of an individual is subject to a maximum 28% tax rate.

  The 1995 Proposed Legislation that was passed by Congress on November 17, 1995, as part of the Revenue Reconciliation Act of 1995, would have altered the tax reporting system and the deficiency collection system applicable to large partnerships (generally defined as electing partnerships with more than 100 partners) and would have made certain additional changes to the treatment of large partnerships, such as the Partnership. Certain of the proposed changes are discussed later in this section. The 1995 Proposed Legislation was generally intended to simplify the administration of the tax rules governing large partnerships such as the Partnership. In addition, the 1995 Proposed Legislation contained provisions which would have reduced the maximum tax rate applicable to the net capital gains of an individual to 19.8%.

  On March 19, 1996, certain tax legislation, known as the Revenue Reconciliation Act of 1996, was presented to Congress that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions). Certain of these proposed changes are also discussed under "--Disposition of Common Units."

  The 1995 Proposed Legislation was vetoed by President Clinton on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes which were set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the holders of Common Units will ultimately be enacted, or if enacted, what form they will take, what the effective dates will be and what, if any, transition rules will be provided.

PARTNERSHIP STATUS

  A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

  No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

  In rendering its opinion, Counsel has relied on representations and covenants made by the Partnership and the General Partner as to certain factual matters. Such factual matters are as follows:

  (i) With respect to the Partnership and the Operating Partnership, the General Partner, at all times while acting as general partner of the Partnership and the Operating Partnership, will have a net worth, computed on a fair market value basis, excluding its interests in the Partnership and the Operating Partnership and any notes or receivables due from the Partnership or the Operating Partnership, of not less than $7.5 million;

  (ii) The Partnership will be operated in accordance with (a) all applicable partnership statutes, (b) the Partnership Agreement and (c) this Prospectus;

  (iii) The Operating Partnership will be operated in accordance with (a) all applicable partnership statutes, (b) the Operating Partnership Agreement and
(c) this Prospectus;

  (iv) The General Partner will, at all times, act independently of the limited partners;

  (v) For each taxable year, other than interest income derived from short-term investments, the Partnership's sole source of income is its distributive share of income from the Operating Partnership;

  (vi) For each taxable year, less than 10% of the gross income of the Operating Partnership will be derived from sources other than (a) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas and products thereof or (b) other items of "qualifying income" within the meaning of
Section 7704(d) of the Code;

  (vii) Each futures contract entered into by the Operating Partnership for the purchase or sale of crude oil will be identified as a hedging transaction pursuant to Treasury Regulation Section 1.1221-2(e)(1); and

  (viii) Gain or loss resulting from futures transactions entered into by the Operating Partnership will be treated as an adjustment in the computation of cost of goods sold with respect to sales of crude oil for federal income tax purposes.

  Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.

  The Partnership (but not the Operating Partnership) constitutes a "publicly traded partnership" within the meaning of Section 7704(b) of the Code. Section 7704(a) provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains from the transportation and marketing of crude oil and income and gains derived from futures transactions which are entered into primarily as a means to reduce the risk of price fluctuations with respect to purchases or sales of crude oil inventories. The Partnership has represented that, other than interest income derived from short-term investments, the Partnership's only source of income is its distributive share of the Operating Partnership's income. The Operating Partnership has represented that in excess of 90% of the Operating Partnership's gross income will be derived from transportation and marketing of crude oil and from futures transactions which are entered into primarily as a means to reduce the risk of price fluctuations with respect to purchases and sales of crude oil inventories. Based upon these representations and a review of the applicable legal authorities, at least 90% of the Partnership's gross income will constitute "qualifying income." The Operating Partnership estimates that substantially less than 10% of the Operating Partnership's gross income for each taxable year will not constitute qualifying income.

  If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

  If the Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership at corporate rates. In addition, any distribution made by the Partnership to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) as a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of the Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return.

  The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

  Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (i) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (ii) Unitholders whose Common Units are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the

Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

  A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

 FLOW-THROUGH OF TAXABLE INCOME

  No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

 TREATMENT OF PARTNERSHIP DISTRIBUTIONS

  Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis will result in the recognition of gain from the sale or exchange of the Common Units, generally taxable as capital gain (either long-term or short-term depending upon the Unitholder's holding period in the Units). Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities"), or any reduction in the Partnership's share of the Operating Partnership's nonrecourse liabilities resulting in a corresponding reduction in a Unitholder's share of such nonrecourse liabilities, will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Partnership Losses."

  A decrease in a Unitholder's Percentage Interest in the Partnership because of the issuance by the Partnership of additional Common Units may decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus may result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under
Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

  There is a risk that the IRS will treat an acquisition of APIs by Salomon Inc as a taxable purchase of a portion of an interest in Common Units, taxable in accordance with Section 707(a)(2)(B) of the Code. Under this characterization, the portion of the cash distributed to the Unitholders attributable to the cash contributed by Salomon Inc would be treated as having been received in exchange for a portion of each Common Unit. The Unitholders would be required to recognize gain to the extent the cash distribution attributable to such contribution exceeded the basis allocable to the portion of the Common Units deemed sold. No authority exists specifically addressing the issue. No assurance can be given that the distribution of cash to Unitholders that has been contributed by Salomon Inc in exchange for APIs, will not result in the deemed sale treatment of a portion of each Common Unit and in the recognition of gain by the recipient Unitholder.

 RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

  The Partnership estimates that a purchaser of Common Units in the Offering who holds such Common Units from the date of the closing of the Offering through December 31, 1999 will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 35% of the cash distributed with respect to that period. The Partnership further estimates that after December 31, 1999, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to the Unitholders. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower and any such differences could be material. See "--Tax Consequences of Unit Ownership-- Allocation of Partnership Income, Gain, Loss and Deduction" and "--Tax Treatment of Operations--Initial Tax Basis, Depreciation and Amortization."

 BASIS OF COMMON UNITS

  A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Partnership nonrecourse liabilities. See "--Disposition of Common Units--Recognition of Gain or Loss."

 LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

  The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership other than certain portfolio income and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Common Unitholder's income (other than certain portfolio income) generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation, described below.

  In addition to the passive loss limitations, the deduction by a Common Unitholder of his share of Partnership losses will be limited to the tax basis in his Common Units and, in the case of an individual Unitholder or a corporate Common Unitholder (if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount which the Common Unitholder is considered to be "at risk" with respect to the Partnership's activities. A Common Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Common Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Common Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Common Unitholder's basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Common Unit, any gain recognized by a Common Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

 LIMITATIONS ON INTEREST DEDUCTIONS

  The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." Under Treasury Regulations which the IRS has announced it will issue, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) a Partnership's interest expense attributed to portfolio income and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit to the extent attributable to portfolio income of the Partnership. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

 ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

 (i) Operating Partnership.

  In general, if the Operating Partnership has a net profit in any year, such net profit will be allocated among the General Partner, Basis, Howell and the Partnership in accordance with their respective percentage interests in the Operating Partnership. To the extent any partner in the Operating Partnership is distributed more cash than its percentage interest share of total cash distributed by the Operating Partnership with respect to a year, such partner will be allocated additional gross income equal to the excess cash distribution. Disproportionate distributions of cash can result from a number of events, including subordination. If the Operating Partnership has a net loss in any year, such net loss will generally be allocated in a manner that reflects both (i) the subordination of any outstanding subordinated limited partner interests and APIs and (ii) the obligation of the General Partner to bear, as an economic matter, all losses in excess of the equity capitalization of the Operating Partnership.

  As required by Section 704(c) of the Code, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to the Operating Partnership by Basis and Howell ("Contributed Property"). These allocations, which will be made in accordance with Treasury Regulation Section 1.704-3(d), will generally have the effect of causing Basis and Howell to recognize the tax burden associated with any difference between the fair market value and the tax basis of Contributed Property, and will also generally have the effect of providing the Partnership (and, accordingly, the holders of Common Units) with a tax basis in the Contributed Property equal to their share of the fair market value of such Contributed Property.

  In addition, certain items of recapture income will be allocated, to the extent possible, to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by the Partnership (and, accordingly, the Common Unitholders), but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to the Partnership (and, thus, a Common Unitholder) will not change, but a change in the character of the income allocated to the Partnership (and, thus, a Common Unitholder) would result.

 (ii) Partnership.

  In general, if the Partnership has a net profit, such net profit will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Partnership. If the Partnership has a net loss, such net loss will generally be allocated (a) first, to the General Partner and the Unitholders in accordance with their percentage interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement), and (b) second, 100% to the General Partner.

 (iii) Opinion as to the Partnership's and the Operating Partnership's Allocations.

  Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under both the Operating Partnership Agreement and the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of the Operating Partnership's income, and investors should be aware that the allocations of recapture income in the Operating Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

 ACCOUNTING METHOD AND TAXABLE YEAR

  The Partnership will use the fiscal year ending December 31 as its taxable year and will adopt the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

 INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

  The tax basis of the assets of the Operating Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The assets purchased by the Operating Partnership from Basis and Howell will have a tax basis equal to their purchase price. The assets contributed to the Operating Partnership by Basis and Howell will initially have an aggregate tax basis equal to the tax basis of such assets in the hands of Basis and Howell immediately prior to the formation of the Operating Partnership.The federal income tax burden associated with the difference between the fair market value of the Contributed Property and the tax basis established for such property will be borne by Basis and Howell. See "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction."

  The assets sold to the Operating Partnership by Basis will consist primarily of intangible assets in the nature of know-how and going concern value (the "Purchased Intangibles"). Similarly, the assets contributed to the Operating Partnership by Basis and Howell will consist almost entirely of intangible assets in the nature of know-how and going concern value (the "Contributed Intangibles").

  The Operating Partnership will have a tax basis in the Purchased Intangibles equal to the amount paid therefor. Subject to application of certain anti-churning rules discussed below, the Operating Partnership should be allowed to amortize its tax basis in the Purchased Intangibles over fifteen years on a straight-line basis under Section 197 of the Code. Each Unitholder will be allocated a share of such amortization deductions which will reduce the Unitholder's share of the taxable income of the Partnership. In addition, the Partnership expects that Unitholders will receive similar tax benefits with respect to the Contributed Intangibles. Under Section 704(b) of the Code, when appreciated property, like the Contributed Intangibles, is contributed to a partnership, the partnership acquires a new "book" basis in the contributed property that reflects its agreed fair market value. If the contributed property is depreciable or amortizable, the partnership will depreciate or amortize this book basis and Sections 704(b) and 704(c) will work together to ensure that partners contributing cash to the partnership are allocated tax deductions with respect to the contributed property that match the "book" depreciation or amortization deductions that are allocated to them with respect to such property. Accordingly, the Contributed Intangibles will have a book basis equal to their agreed value at the time of contribution and the Operating Partnership should be able to amortize that book basis ratably over a 15-year period as long as the Contributed Intangibles are treated as amortizable Section 197 intangibles. As a result, the taxable income otherwise allocable to each Common Unit for any taxable year will be reduced by the book amortization deductions attributable to the Contributed Intangibles that are allocable to such Common Unit, while the taxable income otherwise allocable to Basis and Howell will be increased by the same amount. This reallocation of taxable income that is required by Section 704(c) of the Code to account for the difference between the agreed value and tax basis of the Contributed Intangibles will be made solely for tax purposes and will not affect the partners' economic interests in the Partnership.

  The amortization of the tax basis of the Purchased Intangibles and the book basis of the Contributed Intangibles depends upon whether such intangibles qualify as amortizable Section 197 intangibles. Those intangibles will not, however, qualify as amortizable Section 197 intangibles if the anti-churning rules of Section 197(f)(9) apply. The anti-churning rules will not apply to either the Purchased Intangibles or the Contributed Intangibles as long as neither Basis nor Howell is treated as a person that is related to the Operating Partnership for purposes of those rules. Counsel to the Partnership is of the opinion that neither Basis nor Howell should be considered related to the Operating Partnership for purposes of the anti-churning rules. No assurance can be given, however, that the Internal Revenue Service will agree with this conclusion. If the anti-churning rules were to apply to the Purchased Intangibles and the Contributed Intangibles, the Partnership estimates that the ratio of taxable income to distributions described above would increase to 70%. See "--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions."

  As long as the anti-churning rules are inapplicable to the Purchased Intangibles, it is clear that the Operating Partnership will be entitled to amortize the tax basis of those intangibles ratably over a 15-year period. It is not as clear, however, that the book basis of the Contributed Intangibles will be so amortizable (thereby making similar tax benefits available to Unitholders with respect to the Contributed Intangibles as described above) even if the anti-churning rules are inapplicable. Where intangible assets are contributed to a partnership in a nonrecognition transaction in which the transferor's tax basis in such assets carries over to the partnership, Section 197(f)(2) provides that the partnership cannot amortize the carryover tax basis to the extent that the transferor could not amortize that tax basis. Section 197(f)(2), in limiting a partnership's ability to amortize the carryover tax basis of a contributed intangible, does not characterize the entire intangible as a nonamortizable intangible, but merely provides that the contributed intangible is not an amortizable Section 197 intangible to the extent of its carryover tax basis. There is no authority or other guidance as to what impact
Section 197(f)(2) has on a partnership's ability to amortize the "book" basis of an intangible asset that has a zero tax basis and is contributed to a partnership when such asset was not amortizable in the hands of the contributing partner. The Internal Revenue Service may argue that this book basis is not amortizable. Based upon the advice of its Counsel, the General Partner intends to treat the Contributed Intangibles as amortizable Section 197 intangibles and to amortize the book basis of those intangibles. Due to the absence of any authority, however, the issue is not free from doubt and Counsel has not rendered an opinion thereon. If it were determined that the book basis attributable to the Contributed Intangibles was not amortizable, the Partnership estimates that the ratio of taxable income to distributions described above would increase to 50%. See "--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions."

  To the extent allowable, the Partnership may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Operating Partnership. Property subsequently acquired or constructed by the Operating Partnership may be depreciated using accelerated methods permitted by the Code.

  If the Operating Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Operating Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

  Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently issued regulations, the Underwriter's spread would be treated as a syndication cost.

 SECTION 754 ELECTION

  The Partnership and the Operating Partnership will each make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Operating Partnership to adjust the Operating Partnership's basis in the Partnership's assets ("inside basis") pursuant to Section 734(b) of the Code to reflect the Operating Partnership's price of redeeming Basis' or Howell's Subordinated OLP Units or Common OLP Units, whichever the case may be. The Section 734 basis adjustment adjusts the Common Basis (as hereafter defined) of the Operating Partnership's assets. The Section 754 election also permits the Partnership to adjust a Common Unit purchaser's inside basis in the Partnership's interest in the Operating Partnership and, in turn, permits the Operating Partnership to adjust the Common Unit purchaser's inside basis in the Operating Partnership's assets. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's and Operating Partnership's assets will be considered to have two components: (1) his share of the Partnership's basis in such assets ("Common Basis") and (2) his Section 743(b) adjustment to that basis.

  Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, the legislative history of Section 197 indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible must be treated as a newly acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Basis in such properties. Pursuant to the Operating Partnership Agreement, the Operating Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Sections 1.167(c)- 1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or the legislative history of Section 197 of the Code. See "--Uniformity of Units."

  Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized book-tax disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 of the Code.

  These conventions will not have any operative effect until such time as the Partnership issues additional Common Units to the public. While these conventions are designed to maintain the uniformity of the federal income tax characteristics of all Common Units, the use of such conventions may result in certain unfavorable tax consequences to the holders of Common Units. The conventions may result in the purchaser of a Common Unit in a subsequent offering (or which was originally purchased in the Offering but sold subsequent to an additional offering of Common Units by the Partnership) receiving depreciation deductions more rapidly than would be permitted under Proposed Treasury Regulation Section 1.168-2(n) or Treasury Regulation Section 1.167(c)-1(a)(b). Because the Partnership cannot match the transferors and transferees of Common Units, the IRS could assert that the depreciation deductions claimed by all transferees of Common Units have been overstated, thus increasing the taxable income allocable to the Unitholders for prior periods.

  If the Partnership determines that these conventions cannot reasonably be applied, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Units."

  The allocation of the Sections 734(b) and 743(b) adjustments must be made in accordance with the Code. The IRS may seek to reallocate some or all of any of these adjustments not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

  A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Unit's share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

  The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

 ALTERNATIVE MINIMUM TAX

  Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction, or loss for purposes of the alternative minimum tax.

  A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

 VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

  The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax bases, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

 TREATMENT OF SHORT SALES

  A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of Partnership interests.

DISPOSITION OF COMMON UNITS

 RECOGNITION OF GAIN OR LOSS

  Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale. However, the General Partner does not anticipate that the Partnership will incur a material amount of nonrecourse liabilities. As a result of certain conventions which the Partnership will apply in order to maintain the fungibility of Common Units, the IRS may assert that a Unitholder's tax basis is also reduced by the amount of certain amortization deductions which could have been but were not claimed.

  Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as long-term capital gain or loss. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "substantially appreciated inventory" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Inventory is considered to be "substantially appreciated" if its value exceeds 120% of its adjusted basis to the Partnership. Ordinary income attributable to unrealized receivables, substantially appreciated inventory and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

  The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership, because interests in the Partnership, like shares of corporate stock, are evidenced by separate certificates. Accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

 ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

  In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders of record as of the opening of the NYSE on the first business day of the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

  The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

  A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

 NOTIFICATION REQUIREMENTS

  A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in that the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 CONSTRUCTIVE TERMINATION

  The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A termination results in the closing of a Partnership's taxable year for all partners and the Partnership's assets are regarded as having been distributed to the partners and reconveyed to the Partnership, which is then treated as a new partnership. However, under proposed regulations which are not yet effective, the Partnership will be deemed to have conveyed all its assets to a newly formed partnership in exchange for all the interests in such partnership and then the Partnership will be deemed to have liquidated and to have distributed to its partners the interests in this newly formed partnership. A termination of the Partnership will cause a termination of the Operating Partnership and any subsidiary Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred. (Under the 1995 Act, termination of a large partnership, such as the Partnership would not occur by reason of the sale or exchange of interests in the partnership.)

  In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money deemed as a result of the termination to have been distributed to him exceeds the adjusted basis of his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a constructive termination. A termination could also result in a deferral of Partnership deductions for depreciation. Finally, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted prior to the termination.

 ENTITY-LEVEL COLLECTIONS

  If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. Alternatively, the Partnership may elect to treat an amount paid on behalf of the General Partner and Unitholders as an expenditure of the Partnership if the amount paid on behalf of the General Partner is not substantially greater than 2% of the total amount paid. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

  Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 and from the application of the "ceiling limitation" on the Partnership's ability to make allocations to eliminate book-tax disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners' capital accounts ("Adjusted Properties"). Any non-uniformity could have a negative impact on the value of the Units. See "Tax Treatment of Operations--Section 754 Election."

  The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of Section 197. See "--Tax Treatment of Operations--Section 754 Election."

  These conventions will not have any operative effect until such time as the Partnership issues additional Common Units to the public. While these conventions are designed to maintain the uniformity of the federal income tax characteristics of all Common Units, the use of such conventions may result in certain unfavorable tax consequences to the holders of Common Units. The conventions may result in the purchaser of a Common Unit issued in a subsequent offering (or which was originally purchased in the Offering but sold subsequent to an additional offering of Common Units by the Partnership) receiving depreciation deductions more rapidly than would be permitted under Proposed Treasury Regulation Section 1.168-2(n) or Treasury Regulation Section 1.167(c)-1(a)(b). Because the

Partnership cannot match the transferors and transferees of Common Units, the IRS could assert that the depreciation deductions claimed by all transferees of Common Units have been overstated, thus increasing the taxable income allocable to the Unitholders for prior periods.

  If the Partnership determines that these conventions cannot reasonably be applied, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

  Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

  Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts (IRAs) and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

  Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a Partnership is required to pay a withholding tax on the portion of the Partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

  Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

  Under a ruling of the IRS, a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

 PARTNERSHIP INFORMATION RETURNS AND AUDIT PROCEDURES

  The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's allocable share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

  The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

  Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Partnership.

  The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

  A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the 1995 Proposed Legislation, partners in large partnerships, such as the Partnership, would be required to treat all Partnership items in a manner consistent with the Partnership return.

  Under the reporting provisions of the 1995 Proposed Legislation, each partner of a large partnership, such as the Partnership, would take into account separately his share of the following items, determined at the partnership level: (i) taxable income or loss from passive loss limitation activities; (ii) taxable income or loss from other activities (such as portfolio income or loss); (iii) net capital gains to the extent allocable to passive loss limitation activities and other activities; (iv) tax exempt interest; (v) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (vi) general credits;
(vii) low-income housing credit; (viii) rehabilitation credit; (ix) foreign income taxes; (x) credit for producing fuel from a nonconventional source; and
(xi) any other items the Secretary of Treasury deems appropriate.

  The House version of the 1995 Proposed Legislation would also make a number of changes to the tax compliance and administrative rules relating to partnerships. One provision would require that each partner in a large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the 1995 Proposed Legislation, a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

  President Clinton vetoed the 1995 Proposed Legislation on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the Unitholders will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be, and what, if any, transition rules will be provided.

 NOMINEE REPORTING

  Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (a) a person that is not a United States person, (b) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (c) a tax-exempt entity; (iii) the amount and description of Units held, acquired or transferred for the beneficial owner; and (iv) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

 REGISTRATION AS A TAX SHELTER

  The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter with the IRS in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The Partnership has applied for a tax shelter registration number with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

 ACCURACY-RELATED PENALTIES

  An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

  A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context, does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

  A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. A Unitholder may be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "--Disposition of Common Units-- Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

  An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

  Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

  In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partner also would be a fiduciary of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

  The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities--i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "operating company"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, Individual Retirement Accounts and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in
(c).

  Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Partnership has agreed to sell to each of the Underwriters named below (the "Underwriters") for whom Salomon Brothers Inc, Smith Barney Inc., Dean Witter Reynolds Inc., PaineWebber Incorporated and Prudential Securities Incorporated are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Partnership, the respective number of Common Units set forth opposite their names below:

                                                                     NUMBER OF
UNDERWRITER                                                         COMMON UNITS
-----------                                                         ------------
Salomon Brothers Inc ..............................................
Smith Barney Inc. .................................................
Dean Witter Reynolds Inc. .........................................
PaineWebber Incorporated...........................................
Prudential Securities Incorporated.................................
                                                                     ---------
 Total.............................................................  7,500,000
                                                                     =========

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 7,500,000 Common Units offered hereby (other than those subject to the over-allotment option described below), if any Common Units are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Partnership has been advised by the Representatives that the several Underwriters propose initially to offer Common Units to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such offering price less a concession not in excess of $ per Common Unit. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per Common Unit to other dealers. After the
initial offering, the public offering price and such concessions may be changed.

  The Partnership has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 1,125,000 additional Common Units at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the Common Units that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option Common Units proportionate to such Underwriter's initial commitment.

  The Partnership, the Operating Partnership, the General Partner, Basis and Howell have agreed not to (i) offer, sell, contract to sell or otherwise dispose of or announce the offering of any Common

Units or Subordinated OLP Units or any securities that are convertible into, or exercisable or exchangeable for, Common Units or Subordinated OLP Units or any securities that are senior to or pari passu with Common Units (other than the issuance of Common Units in connection with Acquisitions or Capital Improvements permitted under the Partnership Agreement (provided the holder of such newly issued Common Units agrees to be bound by this provision), the issuance of Common Units pursuant to the Restricted Unit Plan or the transfer of Subordinated OLP Units pursuant to the Performance Payment described herein under "Certain Relationships and Related Transactions") or (ii) grant any options or warrants to purchase Common Units or Subordinated OLP Units, in either case for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc and Smith Barney Inc.

  Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the Offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability of the Common Units should be judged similarly to the suitability of other securities that are listed for trading on a national securities exchange. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

  Prior to the Offering, there has not been any public market for the Common Units of the Partnership. Consequently, the initial public offering price of the Common Units included in the Offering will be determined by negotiations between the Partnership and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for the Partnership's business and the industry in which it competes, an assessment of the Partnership's management and the present state of the Partnership's development, the past and present revenues and earnings of the Partnership, the prospects for growth of the Partnership's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Partnership competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded entities which are comparable to the Partnership.

  Salomon Brothers and Basis are wholly owned subsidiaries of Salomon Inc.

  The Common Units have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "GEL."

  The Partnership, the Operating Partnership, the General Partner, Basis, Howell and Salomon Inc have agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                         VALIDITY OF THE COMMON UNITS

  The validity of the Common Units will be passed upon for the Partnership by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the Common Units will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas. Baker & Botts, L.L.P. performs legal work for Basis and its affiliates from time to time.

                                    EXPERTS

  The audited historical financial statements of Basis, Genesis Energy, L.P. and Genesis Energy, L.L.C. included in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The pro forma statement of operations of Genesis Energy, L.P. for the year ended December 31, 1995 included in this Prospectus and elsewhere in the registration statement has been examined by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. With respect to the pro forma balance sheet of Genesis Energy, L.P. as of September 30, 1996 and the pro forma statements of operations for the nine months ended September 30, 1995 and 1996, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information and their report thereon states that they did not examine and do not express an opinion on the pro forma adjustments or the application of such adjustments to these pro forma financial statements. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to liability provisions of Section 11 of the Securities Act of 1933 for their review report on the interim pro forma financial information because that review report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 or 11 of the Securities Act of 1933.

  The financial statements of Howell Crude Operations as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The statement of revenues and direct operating expenses of the Pipeline Systems (commonly referred to as the Texas System, the Mississippi System and the Jay System) for each year in the three-year period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Partnership has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Form S-1 Registration Statement under the Securities Act, for the registration of the securities to be offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Partnership and the General Partner and the securities to which this Prospectus relates. As to statements contained herein concerning the provisions of any document, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

  The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C., or on the Internet at http://www.sec.gov, and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
GENESIS ENERGY, L.P. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:
  Introduction............................................................   F-2
  Report of Independent Public Accountants................................   F-3
  Pro Forma Consolidated Balance Sheet as of September 30, 1996...........   F-4
  Pro Forma Consolidated Statement of Operations for the nine months ended
   September 30, 1996.....................................................   F-5
  Pro Forma Consolidated Statement of Operations for the nine months ended
   September 30, 1995.....................................................   F-6
  Pro Forma Consolidated Statement of Operations for the year ended
   December 31, 1995......................................................   F-7
  Notes to Pro Forma Consolidated Financial Statements....................   F-8
BASIS PETROLEUM, INC. CRUDE GATHERING DIVISION CONDENSED UNAUDITED INTERIM
 FINANCIAL STATEMENTS:
  Condensed Balance Sheets as of December 31, 1995 and September 30, 1996.  F-12
  Condensed Statements of Operations for the nine months ended September
   30, 1995 and 1996......................................................  F-13
  Condensed Statement of Divisional Equity for the nine months ended
   September 30, 1996.....................................................  F-14
  Condensed Statements of Cash Flows for the nine months ended September
   30, 1995 and 1996......................................................  F-15
  Notes to Condensed Financial Statements.................................  F-16
HOWELL CRUDE OPERATIONS CONDENSED COMBINED UNAUDITED INTERIM FINANCIAL
 STATEMENTS:
  Condensed Combined Balance Sheets as of December 31, 1995 and September
   30, 1996...............................................................  F-19
  Condensed Combined Statements of Operations for the nine months ended
   September 30, 1995 and 1996............................................  F-20
  Condensed Combined Statement of Equity of Parent for the nine months ended September 30, 1996...............................................  F-21
  Condensed Combined Statements of Cash Flows for the nine months ended
   September 30, 1995 and 1996............................................  F-22
  Notes to Condensed Combined Financial Statements........................  F-23
BASIS PETROLEUM, INC. CRUDE GATHERING DIVISION FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................  F-26
  Balance Sheets as of December 31, 1994 and 1995.........................  F-27
  Statements of Income for the years ended December 31, 1993, 1994, and
   1995...................................................................  F-28
  Statements of Divisional Equity for the years ended December 31, 1993,
   1994, and 1995.........................................................  F-29
  Statements of Cash Flows for the years ended December 31, 1993, 1994, and 1995...............................................................  F-30
  Notes to Financial Statements...........................................  F-31
HOWELL CRUDE OPERATIONS COMBINED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................  F-39
  Combined Balance Sheets as of December 31, 1994 and 1995................  F-40
  Combined Statements of Operations for the years ended December 31, 1993,
   1994, and 1995.........................................................  F-41
  Combined Statements of Equity of Parent for the years ended December 31,
   1993, 1994, and 1995...................................................  F-42
  Combined Statements of Cash Flows for the years ended December 31, 1993,
   1994, and 1995.........................................................  F-43
  Notes to Combined Financial Statements..................................  F-44
HOWELL CORPORATION--PREDECESSOR OPERATIONS OF CERTAIN CRUDE OIL PIPELINE
 SYSTEMS OF EXXON PIPELINE COMPANY:
  Report of Independent Accountants.......................................  F-53
  Statement of Revenues and Direct Operating Expenses for the years ended
   December 31, 1992, 1993, and 1994 and the three months ended March 31,
   1994 and 1995..........................................................  F-54
  Notes to the Statement of Revenues and Direct Operating Expenses........  F-55
GENESIS ENERGY, L.P.
  Report of Independent Public Accountants................................  F-56
  Balance Sheet as of September 5, 1996...................................  F-57
  Note to Balance Sheet...................................................  F-58
GENESIS ENERGY, L.L.C.
  Report of Independent Public Accountants................................  F-59
  Balance Sheet as of September 5, 1996...................................  F-60
  Note to Balance Sheet...................................................  F-61

                PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
                             GENESIS ENERGY, L.P.

  The pro forma consolidated financial statements are based upon the historical financial statements of Basis Petroleum, Inc. Crude Gathering Division ("Basis") and Howell Crude Operations ("Howell") and the revenues and direct operating expenses of the Pipeline Systems of Exxon Pipeline Company ("Exxon"), appearing elsewhere herein. The pro forma consolidated financial statements were prepared to reflect the formation of a limited partnership (the "Partnership") and an operating limited partnership (the "Operating Partnership") to own and operate the crude oil gathering and marketing operations of Basis and the crude oil gathering, marketing and pipeline operations of Howell. Genesis Energy, L.L.C. will serve as the General Partner of the Partnership. The formation of the Partnership is described in the Notes to Pro Forma Consolidated Financial Statements.

  As Basis will own 54% of the general partner interest in the Partnership and an effective 16.10% limited partner interest in the Operating Partnership, Basis will have the largest ownership interest in Genesis. Therefore, for purposes of the preparation of these pro forma financial statements, Basis has been treated as the acquirer of Howell and the acquisition of Howell has been treated as a purchase for accounting purposes.

  The pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Partnership had the transactions to be effected at the closing of this offering actually been completed as of the dates indicated. In addition, the pro forma consolidated financial statements are not necessarily indicative of the results of future operations of the Partnership and should be read in conjunction with the historical financial statements of Basis and the historical combined financial statements of Howell and the historical statement of revenues and direct operating expenses of Exxon and the notes thereto appearing elsewhere in this Prospectus.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genesis Energy, L.P.:

  We have examined the pro forma adjustments reflecting the transactions described in the notes to the pro forma consolidated financial statements and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated statement of operations of Genesis Energy, L.P., for the year ended December 31, 1995. The historical financial statements are derived from the historical financial statements of Basis Petroleum, Inc. Crude Gathering Division, which were audited by us, and the historical combined financial statements of Howell Crude Operations and the historical statement of revenues and direct operating expenses of Predecessor Operations of Certain Crude Oil Pipeline Systems of Exxon Pipeline Company, which were audited by other accountants, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions described in the notes to the pro forma consolidated financial statements. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

  In addition, we have reviewed the related pro forma adjustments and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated balance sheet of Genesis Energy, L.P., as of September 30, 1996 and pro forma consolidated statements of operations for the nine months ended September 30, 1996 and 1995. These historical financial statements are derived from the historical condensed unaudited interim financial statements of Basis Petroleum, Inc. Crude Gathering Division, the historical condensed combined unaudited interim financial statements of Howell Crude Operations and the historical unaudited statement of revenues and direct operating expenses of Predecessor Operations of Certain Crude Oil Pipelines Systems of Exxon Pipeline Company appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the notes to the pro forma consolidated financial statements. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

  The objective of this pro forma consolidated financial information is to show what the significant effects on the historical financial information might have been had the transactions occurred at an earlier date. However, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

  In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the notes to the pro forma consolidated financial statements, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the pro forma consolidated statement of operations for the year ended December 31, 1995.

  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the pro forma consolidated balance sheet as of September 30, 1996, and the pro forma consolidated statements of operations for the nine months ended September 30, 1996 and 1995. Based on our review, however, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the notes to the pro forma consolidated financial statements, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma consolidated balance sheet as of September 30, 1996, and the pro forma consolidated statements of operations for the nine months ended September 30, 1996 and 1995.

                                          ARTHUR ANDERSEN LLP

Houston, Texas

November 13, 1996

                              GENESIS ENERGY, L.P.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                           AT SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                     PRO FORMA
                                                    ADJUSTMENTS
                                                ------------------------
                            BASIS      HOWELL                  PURCHASE     PARTNERSHIP
                          HISTORICAL HISTORICAL FORMATION     ACCOUNTING     PRO FORMA
                          ---------- ---------- ---------     ----------    -----------
         ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents...........   $    --    $    --   $  1,548 (A)   $(64,076)(E)  $  6,548
                                                   2,936 (B)
                                                 141,360 (C)
                                                 (75,220)(D)
 Trade receivables......    190,560     68,942    (2,089)(F)                  257,413
 Related party
  receivables...........    109,592        683                                110,275
 Inventories............      1,558      3,045                                  4,603
 Current deferred income
  tax assets............        815        289    (1,104)(G)                      --
 Other..................        --         162                                    162
                           --------   --------  --------       --------      --------
 Total current assets...    302,525     73,121    67,431        (64,076)(E)   379,001
PROPERTY AND EQUIPMENT,
 net....................      2,180     70,335                   15,787 (E)    88,302
DEFERRED INCOME TAX
 ASSETS.................        153        --       (153)(G)                      --
GOODWILL................        --         --                     9,402 (E)     9,402
OTHER ASSETS, net.......        --         232      (226)(H)                        6
                           --------   --------  --------       --------      --------
                           $304,858   $143,688  $ 67,052       $(38,887)     $476,711
                           ========   ========  ========       ========      ========
    LIABILITIES AND
    PARTNERS' CAPITAL
CURRENT LIABILITIES:
 Current portion of
  long-term debt........   $    --    $  6,147  $ (6,147)(H)   $    --       $    --
 Trade accounts payable.    267,550     67,855    (2,089)(F)                  333,316
 Related party accounts
  payable...............     28,976      1,473                                 30,449
 Accrued liabilities....      3,038      3,630      (283)(H)                    6,385
 Accrued income taxes...      5,258        192    (5,450)(G)                      --
                           --------   --------  --------       --------      --------
 Total current
  liabilities...........    304,822     79,297   (13,969)           --        370,150
LONG-TERM DEBT..........        --      42,055   (42,055)(H)                      --
DEFERRED INCOME TAX
 LIABILITIES............        --       1,214    (1,214)(G)                      --
MINORITY INTERESTS IN
 OLP....................        --         --      2,483 (D)     33,419 (E)    35,902 (I)
DIVISIONAL EQUITY/EQUITY
 OF PARENT..............         36     21,122     1,548 (A)    (72,306)(E)       --
                                                  (4,066)(D)
                                                   5,407 (G)
                                                  48,259 (H)
PARTNERS' CAPITAL:
 Common Unitholders.....        --         --    141,360 (C)                   69,246 (I)
                                                 (72,114)(D)
 General Partner........        --         --      2,936 (B)                    1,413 (I)
                                                  (1,523)(D)
                           --------   --------  --------       --------      --------
PARTNERS' CAPITAL.......        --         --     70,659            --         70,659
                           --------   --------  --------       --------      --------
                           $304,858   $143,688  $ 67,052       $(38,887)     $476,711
                           ========   ========  ========       ========      ========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                              GENESIS ENERGY, L.P.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                             BASIS       HOWELL    PRO FORMA     PARTNERSHIP
                           HISTORICAL  HISTORICAL ADJUSTMENTS     PRO FORMA
                           ----------  ---------- -----------    -----------
REVENUES:
 Gathering and marketing
  revenues...............  $2,854,381   $508,546   $(31,298)(J)  $3,331,629
 Pipeline revenues.......         --      12,756                     12,756
                           ----------   --------   --------      ----------
 Total revenues..........   2,854,381    521,302    (31,298)      3,344,385
COST OF SALES:
 Crude costs.............   2,832,492    497,426    (31,298)(J)   3,301,060
                                                      1,840 (K)
                                                        600 (L)
 Field operating costs...       5,561      5,800                     11,361
 Pipeline operating
  costs..................         --       3,599                      3,599
                           ----------   --------   --------      ----------
 Total cost of sales.....   2,838,053    506,825    (28,858)      3,316,020
                           ----------   --------   --------      ----------
GROSS MARGIN.............      16,328     14,477     (2,440)         28,365
EXPENSES:
 General and
  administrative.........       2,707      3,099        825 (M)       6,631
 Depreciation and
  amortization...........       1,218      3,078        945 (O)       5,241
                           ----------   --------   --------      ----------
OPERATING INCOME.........      12,403      8,300     (4,210)         16,493
OTHER INCOME (EXPENSE):
 Interest, net...........         210     (3,034)     3,034 (H)         --
                                                       (210)(Q)
 Other, net..............         (80)         2                        (78)
                           ----------   --------   --------      ----------
INCOME BEFORE INCOME
 TAXES AND MINORITY
 INTERESTS...............      12,533      5,268     (1,386)         16,415
 Income tax provision ...       4,732      1,921     (6,653)(G)         --
                           ----------   --------   --------      ----------
NET INCOME BEFORE
 MINORITY INTERESTS......       7,801      3,347      5,267          16,415
MINORITY INTERESTS IN
 OLP.....................         --         --       4,995 (R)       4,995
                           ----------   --------   --------      ----------
NET INCOME...............  $    7,801   $  3,347   $    272      $   11,420
                           ==========   ========   ========      ==========
NET INCOME PER COMMON
 UNIT....................                                        $     1.49 (S)
                                                                 ==========


  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                              GENESIS ENERGY, L.P.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                            BASIS       HOWELL     EXXON     PRO FORMA     PARTNERSHIP
                          HISTORICAL  HISTORICAL HISTORICAL ADJUSTMENTS     PRO FORMA
                          ----------  ---------- ---------- -----------    -----------
REVENUES:
 Gathering and marketing
  revenues..............  $2,477,016   $454,902    $  --     $(21,945)(J)  $2,909,973
 Pipeline revenues......         --       9,271     4,821                      14,092
                          ----------   --------    ------    --------      ----------
 Total revenues.........   2,477,016    464,173     4,821     (21,945)      2,924,065
COST OF SALES:
 Crude costs............   2,454,363    443,953       --      (21,945)(J)   2,878,276
                                                                1,280 (K)
                                                                  625 (L)
 Field operating costs..       5,518      5,563       --                       11,081
 Pipeline operating
  costs.................         --       2,343       878         118 (N)       3,339
                          ----------   --------    ------    --------      ----------
 Total cost of sales....   2,459,881    451,859       878     (19,922)      2,892,696
                          ----------   --------    ------    --------      ----------
GROSS MARGIN............      17,135     12,314     3,943      (2,023)         31,369
EXPENSES:
 General and
  administrative........       2,783      3,135       --          825 (M)       7,014
                                                                  271 (N)
 Depreciation and
  amortization..........       4,255      2,208       --          945 (O)       8,217
                                                                  809 (P)
                          ----------   --------    ------    --------      ----------
OPERATING INCOME........      10,097      6,971     3,943      (4,873)         16,138
OTHER INCOME (EXPENSE):
 Interest, net..........         (13)    (2,450)      --        2,450 (H)         --
                                                                   13 (Q)
 Other, net.............          42          6       --                           48
                          ----------   --------    ------    --------      ----------
INCOME BEFORE INCOME
 TAXES AND MINORITY
 INTERESTS..............      10,126      4,527     3,943      (2,410)         16,186
 Income tax provision...       3,814      1,682       --       (5,496)(G)         --
                          ----------   --------    ------    --------      ----------
NET INCOME BEFORE
 MINORITY INTERESTS.....       6,312      2,845     3,943       3,086          16,186
MINORITY INTERESTS IN
 OLP....................         --         --        --        4,925 (R)       4,925
                          ----------   --------    ------    --------      ----------
NET INCOME..............  $    6,312   $  2,845    $3,943    $ (1,839)     $   11,261
                          ==========   ========    ======    ========      ==========
NET INCOME PER COMMON
 UNIT...................                                                   $     1.47 (S)
                                                                           ==========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                              GENESIS ENERGY, L.P.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                            BASIS       HOWELL     EXXON     PRO FORMA     PARTNERSHIP
                          HISTORICAL  HISTORICAL HISTORICAL ADJUSTMENTS     PRO FORMA
                          ----------  ---------- ---------- -----------    -----------
REVENUES:
 Gathering and marketing
  revenues..............  $3,440,065   $617,038    $  --     $(30,230)(J)  $4,026,873
 Pipeline revenues......         --      13,756     4,821                      18,577
                          ----------   --------    ------    --------      ----------
 Total revenues.........   3,440,065    630,794     4,821     (30,230)      4,045,450
COST OF SALES:
 Crude costs............   3,409,759    603,406       --      (30,230)(J)   3,985,625
                                                                1,830 (K)
                                                                  860 (L)
 Field operating costs..       7,152      7,525       --                       14,677
 Pipeline operating
  costs.................         --       3,526       878         118 (N)       4,522
                          ----------   --------    ------    --------      ----------
 Total cost of sales....   3,416,911    614,457       878     (27,422)      4,004,824
                          ----------   --------    ------    --------      ----------
GROSS MARGIN............      23,154     16,337     3,943      (2,808)         40,626
EXPENSES:
 General and
  administrative........       3,658      4,116       --        1,103 (M)       9,148
                                                                  271 (N)
 Depreciation and
  amortization..........       4,815      3,263       --        1,259 (O)      10,146
                                                                  809 (P)
                          ----------   --------    ------    --------      ----------
OPERATING INCOME........      14,681      8,958     3,943      (6,250)         21,332
OTHER INCOME (EXPENSE):
 Interest, net..........         173     (3,598)      --        3,598 (H)         --
                                                                 (173)(Q)
 Other, net.............        (197)        10       --                         (187)
                          ----------   --------    ------    --------      ----------
INCOME BEFORE INCOME
 TAXES AND MINORITY
 INTERESTS..............      14,657      5,370     3,943      (2,825)         21,145
 Income tax provision...       5,530      1,995       --       (7,525)(G)         --
                          ----------   --------    ------    --------      ----------
NET INCOME BEFORE
 MINORITY INTERESTS.....       9,127      3,375     3,943       4,700          21,145
MINORITY INTERESTS IN
 OLP....................         --         --        --        6,434 (R)       6,434
                          ----------   --------    ------    --------      ----------
NET INCOME..............  $    9,127   $  3,375    $3,943    $ (1,734)     $   14,711
                          ==========   ========    ======    ========      ==========
NET INCOME PER COMMON
 UNIT...................                                                   $     1.92 (S)
                                                                           ==========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                             GENESIS ENERGY, L.P.

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                         (DOLLAR AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

BASIS OF PRESENTATION

  The following pro forma adjustments have been prepared as if the transactions to be effected at the closing of the Offering had taken place on September 30, 1996, in the case of the pro forma consolidated balance sheet or as of January 1, 1995, in the case of the pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 and 1995. The adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments made to effect the transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the pro forma financial information.

THE TRANSACTIONS

  Simultaneously with the closing of the Offering, pursuant to the terms of the Purchase & Sale and Contribution & Conveyance Agreement among the Partnership, the Operating Partnership, Basis, Howell, certain subsidiaries of Howell and Genesis Energy, L.L.C. (the "Contribution Agreement"), the Partnership will contribute the net proceeds of the Offering to the Operating Partnership in exchange for a 69.57% general partner interest in the Operating Partnership. With the net proceeds of the Offering, the Operating Partnership will purchase a portion of the crude oil gathering, marketing and pipeline operations of Howell and will make a distribution to Basis in exchange for its conveyance of a portion of its crude oil gathering and marketing operations. The Operating Partnership will issue an aggregate of 3,280,000 Subordinated OLP Units to Basis and Howell to obtain the remaining operations. Pursuant to the Contribution Agreement, with certain exceptions, each of Basis and Howell has agreed to indemnify the Partnership for liabilities relating to the conduct of the Combined Operations prior to the closing of the Offering. The General Partner will receive an effective 2% general partner interest in the Partnership (and the right to receive incentive compensation payments) in exchange for a contribution primarily of cash equal to 2% of the value of the Partnership's assets.

  Upon consummation of the Offering, Basis and Howell will hold 54% and 46%, respectively, of the Subordinated OLP Units (1,771,200 and 1,508,800 Subordinated OLP Units, respectively), representing an effective 16.10% and 13.72% limited partner interest in the Operating Partnership.

  Pursuant to a credit support agreement ("Master Credit Support Agreement"), Salomon Inc will provide credit support in the form of guarantees, up to prescribed limits that will decline over a period of three years, in connection with the purchase, sale or exchange of crude oil in transactions with third parties in the ordinary course of the Partnership's business. The cost of such credit support by Salomon Inc will increase over the three-year period from a below-market rate to a rate that may be higher than rates paid to independent financial institutions for similar credit. In addition, pursuant to the Master Credit Support Agreement, Basis will use its reasonable best efforts to provide, for a period of six months ending May 31, 1997, a line of credit of up to $50,000, which amount includes direct cash advances not to exceed $35,000 outstanding at any one time and letters of credit that may be required in the ordinary course of the Operating Partnership's business. Salomon Inc and Basis will receive a security interest in all of the Partnership's receivables and inventories to secure obligations under the Master Credit Support Agreement.

                             GENESIS ENERGY, L.P.

PRO FORMA ADJUSTMENTS

  A. Reflects cash to be contributed by Basis and Howell to enable Genesis to bring inventories to an agreed upon level and to eliminate any net working capital position, exclusive of inventories. The agreed upon level of inventories is approximately 260,000 barrels. This is an inventory level that management believes is necessary to conduct operations. In order to bring the September 30, 1996 inventory levels to this agreed upon level, Basis would contribute $661 in cash to Genesis. This amount was computed using approximate market values of the inventories at September 30, 1996. In addition, after consideration of the pro forma adjustments described below, Howell will contribute $1,809 in cash to Genesis and Basis will receive $922 in cash from Genesis in order to eliminate the net working capital position, exclusive of inventories.

  B. Reflects contribution of cash by Genesis Energy, L.L.C. to the Partnership for a 2% general partner interest.

  C. Reflects the receipt of proceeds from the Offering (assumed to be $154,690), net of underwriting discount and offering costs of $13,330.

  D. Reflects the distribution of $75,220 to Basis in exchange for the contribution of a portion of its net assets and the issuance of 1,771,200 Subordinated OLP Units for its remaining operations. The amount of cash to be distributed to Basis and the number of Subordinated OLP Units to be issued to Basis will be the contractual amounts set forth in the Contribution Agreement. The Basis assets will be recorded at their historical carrying amounts. Accordingly, there will be a dilutive impact on the partnership capital accounts of $71,154 which has been allocated to the affected accounts.

  E. Reflects the purchase of a portion of the net assets of Howell for $64,076 and its remaining operations for 1,508,800 Subordinated OLP Units. The amount of cash to be paid to Howell and the number of Subordinated OLP Units to be issued to Howell will be the contractual amounts set forth in the Contribution Agreement. The purchase price of the Howell assets is as follows:

       Howell share (46%) of the net proceeds of the Offering and cash contributed by Genesis Energy, L.L.C. to the
        Partnership, less $5,000 to be retained in the Operating
        Partnership.................................................. $ 64,076
       Subordinated OLP Units to be issued to Howell
        (1,508,800 units valued at $20.625)..........................   31,119
       Howell share (46%) of net proceeds of the Offering to be
        retained in the Operating Partnership........................    2,300
                                                                      --------
       Purchase price of Howell assets...............................  $97,495
                                                                      ========

    Under the purchase method of accounting, the purchase price was allocated to the Howell assets based on their relative fair values as estimated by management. The total purchase price in excess of the historical cost of Howell's assets was calculated as follows:

       Purchase price of Howell assets............................... $ 97,495
       Less: Historical book value of Howell property, inventory and other assets to be transferred to the Partnership............  (72,306)
                                                                      --------
       Purchase price in excess of historical cost of Howell assets.. $ 25,189
                                                                      ========

    The allocation of the purchase price of the Howell assets based on their relative fair values resulted in an increase in property and equipment of $15,787 to reflect those assets at their estimated fair values with the remaining $9,402 of value allocated to goodwill. This allocation

                             GENESIS ENERGY, L.P.

    is preliminary and may change based on final terms of the transactions. The Howell pipeline assets are subject to a mortgage that will be released simultaneously with the closing of the Offering.

  F. Reflects the elimination of accounts receivable and accounts payable that exist between Basis and Howell.

  G. Reflects the elimination of the income tax provision or benefit and related accrued income taxes payable and deferred income tax assets and liabilities as income taxes will be borne by the partners and not the Partnership.

  H. Reflects the elimination of the bank debt and capital lease obligations, related unamortized assets and related interest expense of Howell that, pursuant to the Contribution Agreement, will not be assumed by the Partnership.

  I. Reflects the Partnership interests upon the closing of the Offering, using the following relative partnership interests: (i) General Partner interests representing an approximate 2% interest in the Partnership and
     (ii) 7,500,000 Common Units representing an approximate 98% limited partner interest in the Partnership. The Partnership will have an approximate 69.57% general partner interest in the Operating Partnership. The 0.61% general partner interest in the Operating Partnership is held by Genesis Energy, L.L.C. and 1,771,200 and 1,508,800 subordinated limited partner units in the Operating Partnership are held by Basis and Howell, respectively. These subordinated limited partner units represent a total of 29.82% of the limited partner interests in the Operating Partnership. The interests held by Basis, Howell and Genesis Energy, L.L.C. in the Operating Partnership are included in minority interests. Also included in minority interests are Howell's and Basis' interests in the $5,000 to be retained by the Partnership for at least one year to provide additional support for the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units and the Subordinated OLP Units.

  J. Reflects the elimination of revenues and crude costs on transactions between Basis and Howell.

  K. Reflects estimated fees associated with the Master Credit Support Agreement. The fees for each year were estimated based on the net guarantee exposure experienced by Basis and Howell during the applicable periods. The estimates considered that the Operating Partnership should be able to obtain levels of open credit from counterparties and compromise of claims with counterparties at levels consistent with those attained by Basis and Howell historically. Also considered was that a portion of the Master Credit Support Agreement would be used to cover NYMEX margin funding requirements. The Master Credit Support Agreement provides for a decreasing amount of credit support over a three year period, with increasing fees for that support each year. The weighted average rate to be charged under the Master Credit Support Agreement is 0.6% per annum. That rate has been applied to the total credit usage, as described above, to arrive at the estimated fees shown in the accompanying pro forma consolidated financial statements. Third party sources will have to be in place by the end of the three year period covered by the Master Credit Support Agreement. There can be no assurance that the terms of such third party credit support will be as favorable as those of the Master Credit Support Agreement. The Operating Partnership believes that the rates that could be obtained from such third party sources for comparable credit support may be higher.

  L. Reflects the incremental fees that Genesis would have incurred with respect to futures contracts on the NYMEX as a separate entity from Basis.

                             GENESIS ENERGY, L.P.

  M. Reflects estimated general and administrative expenses (e.g., costs of tax return preparation, annual and quarterly reports to Unitholders, investor relations, and registrar and transfer agent fees) and compensation costs, above those incurred on a historical basis, for the operation of the Partnership as a separate public entity.

     The estimated incremental general and administrative expenses were determined by obtaining estimates from vendors and totaled approximately $450 on an annual basis. The estimated incremental compensation costs were determined by analyzing new positions within the new organization and totaled approximately $425 on an annual basis.

     The pro forma adjustment for general and administrative expenses does not include any amount for the incentive compensation that might be paid to key employees. The amounts payable under the Incentive Plan are at the discretion of the Compensation Committee; therefore an amount could not be determined for inclusion in these pro forma consolidated statements of operations.

  N. Reflects estimated additional operating and general and administrative costs that Howell would have incurred had it owned the crude oil pipelines during the period. The estimated amounts of additional operating and general and administrative expenses were determined based on amounts Howell has incurred since it acquired the crude oil pipelines.

  O. Reflects the additional depreciation and amortization expense due to the increase in property and intangibles that resulted from applying the purchase method of accounting to the Howell assets. Property, which consists primarily of pipelines, and intangibles will be amortized over 20 years.

  P. Reflects the estimated additional depreciation expense that Howell would have recorded had it owned the crude oil pipelines during the period.

  Q. Reflects the elimination of net interest charged between Basis and its parent company, as Genesis Energy, L.P., will have no long-term debt as of the closing.

  R. Minority interests in the Operating Partnership represents the 0.61% general partner interest and the 29.82% subordinated limited partner interests in the Operating Partnership not owned by the Partnership.

  S. Net income per Common Unit is determined by dividing the net income that would be allocated to the Common Unitholders, which is 98% of net income, by the number of common units outstanding. The number of common units outstanding, 7,500,000, were assumed to have been outstanding the entire period.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
                                                                    (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................   $    --      $    --
  Accounts receivable--
    Trade............................................    117,361      190,560
    Related party....................................    155,427      109,592
  Inventories........................................      6,041        1,558
  Current deferred income tax assets.................        456          815
                                                        --------     --------
      Total current assets...........................    279,285      302,525
PROPERTY AND EQUIPMENT, net..........................      3,751        2,180
DEFERRED INCOME TAX ASSETS...........................        --           153
OTHER ASSETS, net....................................        --           --
                                                        --------     --------
      Total assets...................................   $283,036     $304,858
                                                        ========     ========
          LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
  Accounts payable--
    Trade............................................   $212,035     $267,550
    Related party....................................     70,316       28,976
  Accrued liabilities................................      3,078        3,038
  Accrued income taxes...............................      6,030        5,258
                                                        --------     --------
      Total current liabilities......................    291,459      304,822
DEFERRED INCOME TAX LIABILITIES......................         14          --
                                                        --------     --------
      Total liabilities..............................    291,473      304,822
DIVISIONAL EQUITY....................................     (8,437)          36
                                                        --------     --------
      Total liabilities and divisional equity........   $283,036     $304,858
                                                        ========     ========


    The accompanying notes are an integral part of these condensed financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                               NINE MONTHS ENDED SEPTEMBER 30,
                                               --------------------------------
                                                    1995             1996
                                               ---------------  ---------------
REVENUES:
  Unrelated parties........................... $     1,501,391  $     1,635,072
  Related party...............................         975,625        1,219,309
                                               ---------------  ---------------
                                                     2,477,016        2,854,381
COST OF SALES:
  Crude costs, unrelated parties..............       1,950,646        2,562,838
  Crude costs, related party..................         503,717          269,654
  Field operating costs.......................           5,518            5,561
                                               ---------------  ---------------
    Total cost of sales.......................       2,459,881        2,838,053
                                               ---------------  ---------------
      Gross margin............................          17,135           16,328
EXPENSES:
  General and administrative..................           2,783            2,707
  Depreciation and amortization...............           4,255            1,218
                                               ---------------  ---------------
      Operating income........................          10,097           12,403
OTHER INCOME (EXPENSE):
  Interest, net...............................             (13)             210
  Other, net..................................              42              (80)
                                               ---------------  ---------------
INCOME BEFORE INCOME TAXES....................          10,126           12,533
INCOME TAX PROVISION..........................           3,814            4,732
                                               ---------------  ---------------
NET INCOME.................................... $         6,312  $         7,801
                                               ===============  ===============



    The accompanying notes are an integral part of these condensed financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                    CONDENSED STATEMENT OF DIVISIONAL EQUITY

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

BALANCE, January 1, 1996............................................... $(8,437)
  Net income...........................................................   7,801
  Net advances from parent.............................................     672
                                                                        -------
BALANCE, September 30, 1996............................................ $    36
                                                                        =======




    The accompanying notes are an integral part of these condensed financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                             NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                                         ---------------------
                                                            1995       1996
                                                         ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................ $    6,312  $   7,801
  Adjustments to reconcile net income to net cash
   provided by operating activities--
    Depreciation and amortization.......................      4,255      1,218
    Deferred income taxes...............................       (289)      (526)
    (Gain) loss on sale of fixed assets.................        (33)        82
    Other noncash charges...............................         63        --
  Changes in components of working capital--
    Accounts receivable.................................   (112,079)   (27,363)
    Inventories.........................................      5,123      4,483
    Accounts payable....................................    112,006     14,175
    Accrued liabilities.................................       (336)       (40)
    Accrued income taxes................................      1,932       (772)
                                                         ----------  ---------
      Net cash provided by operating activities.........     16,954       (942)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of fixed assets....................        491        270
  Additions to property and equipment...................        (17)        --
                                                         ----------  ---------
      Net cash provided by investing activities.........        474        270
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances (to) from parent.........................    (17,428)       672
                                                         ----------  ---------
      Net cash used in financing activities.............    (17,428)       672
                                                         ----------  ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS...............        --         --
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........        --         --
                                                         ----------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD................ $      --   $     --
                                                         ==========  =========

    The accompanying notes are an integral part of these condensed financial statements.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                            SEPTEMBER 30, 1996

1. BASIS OF FINANCIAL STATEMENT PREPARATION

  The condensed financial statements included herein are unaudited and have been prepared by Basis Petroleum, Inc. Crude Gathering Division (Basis Gathering), in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments have been made which are necessary for a fair statement of the results of operations and financial position for the interim periods presented. Such adjustments consisted only of normal recurring items unless otherwise disclosed. These condensed financial statements should be read in conjunction with the financial statements and notes thereto of Basis Petroleum, Inc. Crude Gathering Division included elsewhere in this Prospectus.

  The preparation of these condensed financial statements required the use of certain estimates and assumptions by management in determining Basis Gathering's assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

2. ADOPTION OF NEW ACCOUNTING STANDARD

  In 1995, Basis Gathering adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("Statement 121"). Statement 121 contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future to fully recover the remaining cost of the related assets. Basis Gathering was not required to record impairment of any of its assets as a result of adopting Statement 121.

3. INVENTORIES

  At December 31, 1995 and September 30, 1996, inventories consisted of the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
   Marketing crude oil inventories, at market.......     $3,134       $  --
   Minimum marketing crude oil inventories, at lower
    of cost or market...............................      2,551        1,224
   Store warehouse inventories, at lower of cost or
    market..........................................        356          334
                                                         ------       ------
     Total inventories..............................     $6,041       $1,558
                                                         ======       ======

  As of December 31, 1995 and September 30, 1996, the number of barrels included in minimum crude oil marketing inventories was 185,000, and 132,000, respectively, with approximate market values of $3,573,000 and $3,116,000, respectively. Total minimum marketing crude oil inventories were lower at September 30, 1996 to take advantage of a backwardated market.

4. PROPERTY AND EQUIPMENT

  At December 31, 1995 and September 30, 1996, property and equipment consisted of the following (in thousands):

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
   Land and buildings................................    $1,032       $   761
   Machinery and equipment...........................     5,698         5,136
   Vehicles..........................................     3,377         3,377
   Data processing equipment.........................     3,307         3,307
   Furniture and fixtures............................       103           103
                                                         ------       -------
                                                         13,517        12,684
   Less--Accumulated depreciation....................     9,766        10,504
                                                         ------       -------
     Property and equipment, net.....................    $3,751       $ 2,180
                                                         ======       =======

  Depreciation expense was $1,664,000 and $1,218,000 for the nine months ended September 30, 1995 and 1996, respectively.

5. SUPPLEMENTAL CASH FLOW INFORMATION

  Payment of imputed interest was $13,000 for the nine months ended September 30, 1995. Receipt of imputed interest was $210,000 for the nine months ended September 30, 1996.

  Cash paid for state income taxes and the imputed cash payments made by Basis Gathering for federal income taxes totaled $2,172,000 and $6,030,000 for the nine months ended September 30, 1995 and 1996, respectively.

6. INCOME TAXES

  The effective tax rate for the nine months ended September 30, 1995 and 1996 was 38%.

7. FINANCIAL INSTRUMENTS

  Basis Gathering routinely utilizes forward contracts, swaps, options and futures contracts in an effort to minimize the impact of market fluctuations on inventories and contractual commitments. Gains and losses on forward contracts, swaps, options and futures contracts used to hedge future contract purchases of unpriced domestic crude oil, where firm commitments to sell are required prior to establishment of the purchase price, are deferred until the margin from the underlying risk element of the hedged item is recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 80, "Accounting for Futures Contracts." Unrecognized income of $1,614,000 and $563,000 was deferred on these contracts at December 31, 1995 and September 30, 1996, respectively.

  At September 30, 1996, Basis Gathering had written options on 770,000 barrels of crude oil with terms extending through December 1996. These options obligate Basis Gathering to sell the committed barrels at market-based prices.

8. FORMATION OF MASTER LIMITED PARTNERSHIP

  On July 18, 1996, Basis Petroleum, Inc. announced that it had signed a Letter of Intent with Howell Corporation covering the contributions by each entity of their respective crude oil gathering, marketing and transportation activities to form a master limited partnership.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)


9. COMMITMENTS AND CONTINGENCIES

  Basis Gathering has contractual commitments (primarily forward contracts) arising in the ordinary course of business. At September 30, 1996, the Company had commitments to purchase 44,592,000 barrels of crude oil at fixed prices ranging from $16.30 to $25.80 per barrel extending to July 1997, and commitments to sell 44,355,000 barrels of crude oil at fixed prices ranging from $17.50 to $25.25 per barrel extending to August 1997. Additionally, Basis Gathering had commitments to purchase 32,827,000 barrels of crude oil extending to June 1998, and commitments to sell 5,846,000 barrels of crude oil extending to June 1997, associated with market-related contracts.

  Basis Gathering is subject to various environmental laws and regulations. Policies and procedures are in place to monitor compliance. Basis Gathering's management has made an assessment of its potential environmental exposure and determined that such exposure is not material to its financial position, results of operations or cash flows.

  Basis Gathering is subject to lawsuits in the normal course of business and examination by tax and other regulatory authorities. Such matters presently pending are not expected to have a material adverse effect on Basis Gathering's financial position, results of operations or cash flows.

                            HOWELL CRUDE OPERATIONS

                       CONDENSED COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
                                                                    (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................   $    --      $    --
  Accounts receivable--
    Trade............................................     56,283       68,942
    Related party....................................        842          683
  Inventories........................................      1,991        3,045
  Current deferred income tax assets.................        177          289
  Other..............................................        178          162
                                                        --------     --------
      Total current assets...........................     59,471       73,121
PROPERTY AND EQUIPMENT, net..........................     70,356       70,335
OTHER ASSETS, net....................................        272          232
                                                        --------     --------
TOTAL ASSETS.........................................   $130,099     $143,688
                                                        ========     ========
          LIABILITIES AND EQUITY OF PARENT
CURRENT LIABILITIES:
  Current portion of long-term debt..................   $  5,802     $  6,147
  Accounts payable--
    Trade............................................     56,287       67,855
    Related party....................................      1,441        1,473
  Accrued liabilities................................      3,456        3,630
  Accrued income taxes...............................        229          192
                                                        --------     --------
      Total current liabilities......................     67,215       79,297
LONG-TERM DEBT.......................................     48,956       42,055
DEFERRED INCOME TAX LIABILITIES......................        518        1,214
COMMITMENTS AND CONTINGENCIES........................        --           --
EQUITY OF PARENT.....................................     13,410       21,122
                                                        --------     --------
TOTAL LIABILITIES AND EQUITY OF PARENT...............   $130,099     $143,688
                                                        ========     ========

    The accompanying notes are an integral part of these condensed combined financial statements.

                            HOWELL CRUDE OPERATIONS

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                               NINE MONTHS ENDED SEPTEMBER 30,
                                               --------------------------------
                                                    1995             1996
                                               ---------------  ---------------
REVENUES:
  Gathering and marketing revenues............ $       454,902  $       508,546
  Pipeline revenues...........................           9,271           12,756
                                               ---------------  ---------------
    Total revenues............................         464,173          521,302
COSTS OF SALES:
  Crude costs.................................         443,953          497,426
  Field operating costs.......................           5,563            5,800
  Pipeline operating costs....................           2,343            3,599
                                               ---------------  ---------------
    Total cost of sales.......................         451,859          506,825
                                               ---------------  ---------------
GROSS MARGIN..................................          12,314           14,477
EXPENSES:
  General and administrative..................           3,135            3,099
  Depreciation and amortization...............           2,208            3,078
                                               ---------------  ---------------
OPERATING INCOME..............................           6,971            8,300
OTHER INCOME (EXPENSE):
  Interest expense............................          (2,450)          (3,034)
  Other, net..................................               6                2
                                               ---------------  ---------------
INCOME BEFORE INCOME TAXES....................           4,527            5,268
INCOME TAX PROVISION..........................           1,682            1,921
                                               ---------------  ---------------
NET INCOME.................................... $         2,845  $         3,347
                                               ===============  ===============


    The accompanying notes are an integral part of these condensed combined financial statements.

                            HOWELL CRUDE OPERATIONS

                CONDENSED COMBINED STATEMENT OF EQUITY OF PARENT

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

BALANCE, January 1, 1996............................................... $13,410
  Net income...........................................................   3,347
  Net advances from parent.............................................   4,365
                                                                        -------
BALANCE, September 30, 1996............................................ $21,122
                                                                        =======



    The accompanying notes are an integral part of these condensed combined financial statements.

                            HOWELL CRUDE OPERATIONS

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           -------------------
                                                             1995       1996
                                                           ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................. $   2,845  $  3,347
  Adjustments to reconcile net income to net cash provided
   by operating activities--
    Depreciation and amortization.........................     2,208     3,078
    Deferred income taxes.................................       138       584
    Changes in components of working capital--
     Accounts receivable..................................   (11,062)  (12,500)
     Inventories..........................................      (748)   (1,054)
     Other current assets.................................        40        16
     Accounts payable.....................................     9,622    11,600
     Accrued liabilities..................................     2,287       174
     Accrued income taxes.................................        46       (37)
                                                           ---------  --------
      Net cash provided by operating activities...........     5,376     5,208
                                                           ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equipment....       138       100
  Additions to property, plant and equipment..............   (68,763)   (3,148)
  Other, net..............................................      (258)       31
                                                           ---------  --------
      Net cash used in investing activities...............   (68,883)   (3,017)
                                                           ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances from parent................................     7,479     4,365
  Borrowings under term loan agreement....................    57,500       --
  Principal payments under term loan agreement............    (1,438)   (6,518)
  Principal payments under capital lease obligations......       (34)      (38)
                                                           ---------  --------
      Net cash provided by (used in) financing activities.    63,507    (2,191)
                                                           ---------  --------
INCREASE IN CASH AND CASH EQUIVALENTS.....................       --        --
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............       --        --
                                                           ---------  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................. $     --   $    --
                                                           =========  ========

    The accompanying notes are an integral part of these condensed combined financial statements.

                            HOWELL CRUDE OPERATIONS

               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                            SEPTEMBER 30, 1996

1. BASIS OF FINANCIAL STATEMENT PREPARATION

  The condensed combined financial statements included herein have been prepared by Howell Crude Operations (the Company) without audit, in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (all of which are normal and recurring) have been made which are necessary for a fair statement of the results of operations and financial position for the interim periods presented. These condensed combined financial statements should be read in conjunction with the combined financial statements and notes thereto of Howell Crude Operations included elsewhere in this Prospectus.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ADOPTION OF NEW ACCOUNTING STANDARD

  In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("Statement 121") was issued. Statement 121 contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future to fully recover the remaining cost of the related assets. The Company was not required to record impairment of any of its assets as a result of adopting Statement 121.

3. INVENTORIES

  The components of inventories at the balance sheet dates are as follows (in thousands):

                                            DECEMBER 31, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
   Crude oil...............................      $1,963             $3,004
   Supplies................................          28                 41
                                                 ------             ------
     Total.................................      $1,991             $3,045
                                                 ======             ======

4. PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows (in thousands):

                                            DECEMBER 31, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
   Land and buildings......................      $ 3,958           $ 3,995
   Pipelines and related assets............       66,591            69,324
   Vehicles................................        3,203             3,082
   Office equipment........................          777               801
   Other equipment.........................        1,364             1,577
                                                 -------           -------
                                                  75,893            78,779
   Less-Accumulated depreciation...........        5,537             8,444
                                                 -------           -------
   Net property and equipment..............      $70,356           $70,335
                                                 =======           =======

  Depreciation expense was $2,180,000 and $3,069,000 for the nine months ended September 30, 1995 and 1996, respectively.

                            HOWELL CRUDE OPERATIONS

5. OTHER ASSETS

  Other assets consist primarily of the fee paid to obtain the Company's term loan agreement. Other assets are summarized as follows (in thousands):

                                            DECEMBER 31, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
   Noncompete agreement....................       $113               $--
   Term loan agreement facility fee........        288                288
   Utility deposits........................          6                  6
                                                  ----               ----
                                                   407                294
   Less-Accumulated amortization...........        135                 62
                                                  ----               ----
   Unamortized other assets................       $272               $232
                                                  ====               ====

  Amortization expense was $42,000 and $9,000 for the nine months ended September 30, 1995 and 1996, respectively. Amortization of the facility fee, which is included in interest expense, for the nine months ended September 30, 1995 and 1996 was $21,000 and $31,000, respectively.

6. SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for interest expense was $2,030,000 and $3,567,000 for the nine months ended September 30, 1995 and 1996, respectively.

  Cash paid for state income taxes and the imputed cash payments made by the Company for federal income taxes totaled $1,225,000 and $1,310,000 for the nine months ended September 30, 1995 and 1996, respectively.

7. INCOME TAXES

  The effective tax rate for the nine months ended September 30, 1995 and 1996 was 37% and 36%, respectively.

8. DERIVATIVES

  Crude oil future contracts and options are being used as hedging tools in a limited program of hedging crude oil inventories and fixed purchase price commitments. Changes in the market value of the financial instruments are deferred until the gain or loss is recognized on the hedged transactions. Unrecognized gain of $3,000 and $2,000 was deferred on these contracts at December 31, 1995 and September 30, 1996, respectively.

9. COMMITMENTS AND CONTINGENCIES

  Donna Refinery Partners, Ltd. v. Howell Crude Oil Company and Howell Corporation; District Court of Harris County, Texas; No. 89-033634. The suit alleged the Company is in breach of a crude oil supply contract. In December 1993, a jury verdict of $1.9 million was rendered against the Company which was subsequently reduced by the judge to approximately $675,000. The Company believes the judgment is in error. The Company filed a motion for a new trial that was denied, so the Company appealed the decision. The plaintiff has filed an appeal to increase the recovery by $1.25 million. On June 6, 1996, the Fourteenth Court of Appeals affirmed the judgment of the lower court. The Company is currently perfecting its rights to appeal this case to the Texas Supreme Court. The Company does not believe that the ultimate resolution of this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                            HOWELL CRUDE OPERATIONS

  Several working interest owners and royalty owners have filed lawsuits against the Company in Alabama concerning pricing in the North Frisco City Field. The lawsuits allege the Company violated its contracts with the plaintiffs by not paying the plaintiffs ". . . the highest available price for oil". Damages claimed by the plaintiffs include approximately $3.8 million and are based on numerous damage theories including, but not limited to, allegations of breach of contract and fraud. The complaint also seeks unspecified punitive damages. The Company filed an answer denying all charges. On June 28, 1996, the Court entered an order denying class certification.

  Related to this matter, the Company, on July 11, 1995, received a demand letter from the working interest owners in the North Frisco City Field and in the North Rome Field indicating the Company had not paid according to the terms of a "call on production".

  The Company was granted a call on a portion of this production but has never exercised the call. Accordingly, the Company has filed petitions for declaratory judgment to that effect in cases styled Howell Petroleum Corporation, et al, vs. Shore Oil Company, et al, District Court of Harris County, Texas; No. 95-037180 and Howell Petroleum Corporation, et al, vs. Tenexco, Inc., et al, District Court of Harris County, Texas; No. 95-037970. The defendants in this action have counterclaimed against the Company. These claims are similar in nature to the Alabama litigation. One of the defendants, John Faulkinberry, has filed a counterclaim against the Company seeking actual damages of $75,000 and punitive damages of $100,000,000. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

  The Company is subject to various environmental regulations and laws. Procedures exist within the Company to monitor compliance and assess the potential environmental exposure of the Company. The Company believes that such exposure is not material to its financial position, results of operations or cash flows.

  The Company has indemnified Exxon for certain environmental claims that may be made in the future attributable to the time when Exxon owned the crude oil pipelines that the Company acquired from Exxon. Management does not believe the indemnification of Exxon for these environmental liabilities will have a material financial impact on the financial position, results of operations or cash flows of the Company.

  The Company is subject to lawsuits in the ordinary course of business and examination by tax and other regulatory authorities. Such matters presently pending are not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

  The Company has contractual commitments (primarily forward contracts) arising in the ordinary course of business. At September 30, 1996, the Company had commitments to purchase 790,000 barrels of crude oil for October delivery at fixed prices ranging from $20.20 to $25.25 per barrel and commitments to sell 801,000 barrels of crude oil for October delivery at fixed prices ranging from $20.50 to $24.35 per barrel. Additionally, the Company had commitments to purchase approximately 2,400,000 barrels and to sell approximately 2,400,000 barrels of crude oil under 30-day evergreen contracts at market-based prices.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Basis Petroleum, Inc.:

  We have audited the accompanying balance sheets of Basis Petroleum, Inc.'s (formerly Phibro Energy USA, Inc.) Crude Gathering Division as of December 31, 1994 and 1995, and the related statements of income, divisional equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Petroleum, Inc.'s Crude Gathering Division as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1996

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                   BALANCE SHEETS--DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                1994     1995
                                                              -------- --------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................. $    --  $    --
  Accounts receivable--
    Trade....................................................  127,616  117,361
    Related party............................................   47,032  155,427
  Inventories................................................    9,290    6,041
  Deferred income tax assets.................................      315      456
                                                              -------- --------
      Total current assets...................................  184,253  279,285
PROPERTY AND EQUIPMENT, net..................................    6,394    3,751
OTHER ASSETS, net............................................    2,720      --
                                                              -------- --------
      Total assets........................................... $193,367 $283,036
                                                              ======== ========
              LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
  Accounts payable--
    Trade.................................................... $140,371 $212,035
    Related party............................................   43,064   70,316
  Accrued liabilities........................................    2,995    3,078
  Accrued income taxes.......................................    2,171    6,030
                                                              -------- --------
      Total current liabilities..............................  188,601  291,459
DEFERRED INCOME TAX LIABILITIES..............................      373       14
                                                              -------- --------
      Total liabilities......................................  188,974  291,473
DIVISIONAL EQUITY............................................    4,393   (8,437)
                                                              -------- --------
      Total liabilities and divisional equity................ $193,367 $283,036
                                                              ======== ========

   The accompanying notes are an integral part of these financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                1993        1994        1995
                                             ----------  ----------  ----------
REVENUES:
  Unrelated parties........................  $1,400,228  $1,160,151  $1,916,231
  Related party............................     770,828     670,570   1,523,834
                                             ----------  ----------  ----------
                                              2,171,056   1,830,721   3,440,065
COST OF SALES:
  Crude costs, unrelated parties...........   1,877,724   1,455,275   2,729,145
  Crude costs, related party...............     276,177     350,966     680,614
  Field operating costs....................       8,046       7,778       7,152
                                             ----------  ----------  ----------
    Total cost of sales....................   2,161,947   1,814,019   3,416,911
                                             ----------  ----------  ----------
      Gross margin.........................       9,109      16,702      23,154
EXPENSES:
  General and administrative...............       4,111       3,858       3,658
  Depreciation and amortization............       7,947       7,530       4,815
                                             ----------  ----------  ----------
      Operating income (loss)..............      (2,949)      5,314      14,681
OTHER INCOME (EXPENSE):
  Interest, net............................      (1,215)       (685)        173
  Other, net...............................         122          82        (197)
                                             ----------  ----------  ----------
INCOME (LOSS) BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING
 PRINCIPLES................................      (4,042)      4,711      14,657
INCOME TAX PROVISION (BENEFIT).............      (1,498)      1,792       5,530
                                             ----------  ----------  ----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 CHANGES IN ACCOUNTING PRINCIPLES..........      (2,544)      2,919       9,127
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING
 PRINCIPLES (Net of income tax benefit of
 $134 in 1993 and $73 in 1994).............        (248)       (136)        --
                                             ----------  ----------  ----------
NET INCOME (LOSS)..........................  $   (2,792) $    2,783  $    9,127
                                             ==========  ==========  ==========


   The accompanying notes are an integral part of these financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                        STATEMENTS OF DIVISIONAL EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

BALANCE, January 1, 1993............................................. $ 24,824
  Net loss...........................................................   (2,792)
  Net advances to parent.............................................   (6,454)
                                                                      --------
BALANCE, December 31, 1993...........................................   15,578
  Net income.........................................................    2,783
  Net advances to parent.............................................  (13,968)
                                                                      --------
BALANCE, December 31, 1994...........................................    4,393
  Net income.........................................................    9,127
  Net advances to parent.............................................  (21,957)
                                                                      --------
BALANCE, December 31, 1995........................................... $ (8,437)
                                                                      ========


   The accompanying notes are an integral part of these financial statements.

                             BASIS PETROLEUM, INC.

                            CRUDE GATHERING DIVISION

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                   1993       1994      1995
                                                 ---------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................. $  (2,792) $  2,783  $  9,127
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities--
    Depreciation and amortization...............     7,947     7,530     4,815
    Deferred income taxes.......................      (390)     (453)     (500)
    Gain on sale of fixed assets................       (76)      (85)      (33)
    Base stock inventory write-down.............     1,294       --        --
    Other noncash charges.......................       787      (195)      124
  Changes in components of working capital--
    Accounts receivable.........................   178,829   (51,951)  (98,158)
    Inventories.................................     3,995      (426)    3,249
    Accounts payable............................  (190,797)   52,459    98,916
    Accrued liabilities.........................      (198)      760        83
    Accrued income taxes........................     3,689     3,413     3,858
                                                 ---------  --------  --------
      Net cash provided by operating activities.     2,288    13,835    21,481
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of fixed assets............     1,069       173       493
  Additions to property and equipment...........      (122)      (56)      (17)
                                                 ---------  --------  --------
      Net cash provided by investing activities.       947       117       476
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances to parent........................    (6,454)  (13,968)  (21,957)
                                                 ---------  --------  --------
      Net cash used in financing activities.....    (6,454)  (13,968)  (21,957)
                                                 ---------  --------  --------
NET DECREASE IN CASH AND CASH EQUIVALENTS.......    (3,219)      (16)      --
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..     3,235        16       --
                                                 ---------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR........ $      16  $    --   $    --
                                                 =========  ========  ========


   The accompanying notes are an integral part of these financial statements.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

  Basis Gathering is a division of Basis Petroleum, Inc. (the Company), a Texas corporation, formerly Phibro Energy USA, Inc., a wholly owned subsidiary of Salomon Inc (Salomon). Basis Gathering gathers approximately 85,000 barrels a day in eight states, principally in the southern and southwestern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

  The accompanying financial statements include the accounts of Basis Gathering, representing the assets, liabilities, revenues and expenses related to operation of the crude gathering business.

 Use of Estimates

  The preparation of these financial statements required the use of certain estimates and assumptions by management in determining Basis Gathering's assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

 Cash and Cash Equivalents

  Basis Gathering considers investments purchased with a maturity of three months or less to be cash equivalents. Basis Gathering has no requirement for compensating balances or restrictions on cash.

 Inventories

  Crude oil inventories held for sale are valued at market. Due to the nature of Basis Gathering's marketing activities, a minimum level of physical inventories is required, as determined by management, to ensure efficient and uninterrupted operation of the gathering business. These minimum marketing inventories are not marked-to-market as inventories held for sale but are carried at the lower of cost or market, using the weighted-average cost method.

Store warehouse inventories, including parts and fuel, are carried at the lower of cost or market.

 Financial Instruments

  Basis Gathering routinely utilizes forward contracts, swaps, options and futures contracts in an effort to minimize the impact of market fluctuations on inventories and contractual commitments. Gains and losses on forward contracts, swaps, options and futures contracts used to hedge future contract purchases of unpriced domestic crude oil, where firm commitments to sell are required prior to establishment of the purchase price, are deferred until the margin from the underlying risk element of the hedged item is recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 80, "Accounting for Futures Contracts." Unrecognized income (loss) of $(806,000), $137,000 and $1,614,000 was deferred on these contracts at December 31, 1993, 1994 and 1995, respectively.

  Based on the historical correlations between the New York Mercantile Exchange (NYMEX) price for West Texas intermediate crude at Cushing, Oklahoma, and the various trading hubs at which Basis

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

Gathering trades, Basis Gathering's management believes the hedging program has been effective in minimizing the overall price risk. Basis Gathering continuously monitors the basis differentials between its various trading hubs and Cushing, Oklahoma, to further manage its basis exposure.

  Basis Gathering accounts for all other transactions which are not designated as hedges under the marked-to-market method of accounting. Under this methodology, forward contracts, swaps, options and futures contracts are reflected at market value and the resulting unrealized gains and losses are recognized currently in the statements of income. The net gains and losses are determined on a counterparty-by-counterparty basis, netted when a contractual right of offset exists and reflected as either an asset or liability on the balance sheets. Activities for trading purposes were not material to Basis Gathering's financial position or results of operations for all years presented. See Note 11 for further discussion of Basis Gathering's financial instruments.

 Field Operating Expenses

  Field operating expenses consist primarily of labor costs for drivers and field office personnel, truck maintenance, utilities and insurance.

 Amortization of Acquisition Costs

  In the course of purchasing the assets of Basis Gathering, the Company acquired various lease volume purchase contracts and noncompete agreements. These costs were capitalized and amortized using the straight-line method over four years which approximated the lives of the respective contracts. These costs were fully amortized during 1995.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method over the respective estimated useful lives, which range from five to 15 years. Maintenance and repair costs are charged against current operations. Expenditures which materially increase value, change capacities or extend useful lives are capitalized.

  In 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement 121 contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future sufficient to fully recover the remaining cost of the related assets. The Company was not required to record impairment of any of its assets as a result of adopting Statement 121.

 Income Taxes

  Basis Gathering is included through the Company in the consolidated federal income tax returns of Salomon. Basis Gathering is included in the state income tax returns of the Company.

  Basis Gathering's federal and state income taxes are provided as if Basis Gathering filed its income tax return separately from the Company. If there is taxable income, taxes are provided at the statutory rate reduced by allowable tax credits. If there is a taxable loss, a tax benefit is provided at the statutory rate without limitation of any loss deduction. The tax benefit is increased by tax credits to the extent the credits may be utilized by the Company.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates.

 Revenue Recognition

  Basis Gathering recognizes revenue on the accrual method based on the obligation of the purchaser to make future payments for goods received. The purchase obligation becomes legally binding when title passes.

 Postretirement Benefits

  Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires employers to accrue the cost of retiree health care and other postretirement benefits during the service periods of eligible employees. Basis Gathering was allocated, as the cumulative effect of a change in accounting principle, a net charge to income of $248,000 ($382,000 before tax) in 1993, to reflect the present value of expected future benefits attributed to employees' services prior to the January 1, 1993, adoption date.

 Postemployment Benefits

  Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires employers to accrue the cost of postemployment benefits during the service periods of eligible employees. Basis Gathering was allocated, as the cumulative effect of a change in accounting principle, a net charge to income of $136,000 ($209,000 before tax) in 1994 to reflect the present value at January 1, 1994, of expected future benefits to be provided for by the Company to former or inactive employees of Basis Gathering after employment but before retirement attributed to employees' services prior to the January 1, 1994, adoption date.

 Divisional Equity

  The Company's net investment in Basis Gathering has been classified in the accompanying balance sheet as divisional equity, representing Basis Gathering's accumulated income or loss and the net advances to or from the Company. Basis Gathering has arrangements with the Company whereby excess funds are remitted to the Company, which may result at any given period-end in a divisional deficit.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


3. PROPERTY AND EQUIPMENT:

  At December 31, 1994 and 1995, property and equipment consisted of the following (in thousands):

                                                                  1994    1995
                                                                 ------  ------
   Land and buildings........................................... $1,032  $1,032
   Machinery and equipment......................................  6,646   5,698
   Vehicles.....................................................  3,737   3,377
   Data processing equipment....................................  3,307   3,307
   Furniture and fixtures.......................................    111     103
                                                                 ------  ------
                                                                 14,833  13,517
   Less-Accumulated depreciation................................ (8,439) (9,766)
                                                                 ------  ------
     Property and equipment, net................................ $6,394  $3,751
                                                                 ======  ======

  Depreciation expense was $2,894,000, $2,472,000 and $2,178,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

4. OTHER ASSETS:

  Other assets consist primarily of gathering acquisition costs, net of related amortization. Gathering acquisition costs at December 31, 1994 and 1995, consisted of the following amounts (in thousands):

                                                                1994     1995
                                                               -------  -------
   Producer contracts......................................... $15,150  $15,150
   Noncompete agreements......................................   4,910    4,910
   Start-up cost..............................................     604      604
                                                               -------  -------
                                                                20,664   20,664
   Less--Accumulated amortization............................. (18,027) (20,664)
                                                               -------  -------
     Unamortized gathering acquisition costs.................. $ 2,637  $   --
                                                               =======  =======

  Amortization expense was $5,053,000, $5,058,000 and $2,637,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

5. INVENTORIES:

  At December 31, 1994 and 1995, inventories consisted of the following (in thousands):

                                                                   1994   1995
                                                                  ------ ------
   Marketing crude inventories, at market........................ $6,166 $3,134
   Minimum marketing crude inventories, at lower of cost or
    market.......................................................  2,551  2,551
   Store warehouse inventories, at lower of cost or market.......    573    356
                                                                  ------ ------
     Total inventories........................................... $9,290 $6,041
                                                                  ====== ======

  During the fourth quarter of 1993, Basis Gathering incurred a pretax noncash charge to cost of sales of $1,294,000 to write down its minimum marketing inventories to market value at year-end. As a result, Basis Gathering's carrying value of its minimum marketing inventories approximated replacement value at December 31, 1993.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  As of December 31,1994 and 1995, the number of barrels included in minimum crude marketing inventories was 185,000 and 185,000, respectively, with approximate market values of $3,242,000 and $3,573,000, respectively.

6. WORKING CAPITAL:

  The Company and Salomon have a treasury agreement whereby Salomon provides a working capital facility on an unsecured basis. This agreement expires on the earlier of August 31, 1997, or when the Company ceases to be a wholly owned subsidiary of Salomon.

  Basis Gathering has an arrangement with the Company whereby the Company provides a working capital facility on an unsecured basis. To the extent Basis Gathering has available excess funds, these amounts are remitted to the Company against this balance. Outstanding working capital borrowings totaled $10,806,000 at December 31, 1994. At December 31, 1995, Basis Gathering had a balance due from the Company of $11,151,000 under the arrangement.

  Under the terms of the working capital facility, the Company provides guarantees or letters of credit to support Basis Gathering's contractual obligations in its purchase of crude oil. In instances where letters of credit were provided, such letter-of-credit costs, which were not material, have been allocated to Basis Gathering.

  The working capital balance is a variable interest rate obligation. The imputed interest rates were based on the blended Salomon short-term borrowing rate which tracked the daily federal funds rate. Basis Gathering earned net interest income from the Company of $173,000 for 1995. Basis Gathering incurred interest expense on borrowings from the Company of $1,215,000 and $685,000 for 1993 and 1994.

7. STATEMENTS OF CASH FLOWS:

  Payments of imputed interest were $1,215,000, $685,000 and $169,000 during 1993, 1994 and 1995, respectively. The Company received payments on behalf of Basis Gathering of $4,433,000 and $1,109,000 in 1993 and 1994, respectively, for the utilization of federal income tax net operating losses from prior periods. The Company paid, on behalf of Basis Gathering, $1,959,000 in federal income taxes in the fourth quarter of 1995 related to 1994.

8. EMPLOYEE BENEFIT PLANS:

  In order to encourage long-term savings and to provide additional funds for retirement to its employees, the Company sponsors a profit-sharing and retirement savings plan. Under this plan, the Company's matching contribution is calculated as the lesser of 50 percent of each employee's annual pretax contribution or 3 percent of each employee's total compensation. The Company also makes a profit-sharing contribution of at least 3 percent of each eligible employee's total compensation. Basis Gathering's costs relating to this plan were $219,000, $289,000 and $292,000 in 1993, 1994 and 1995, respectively.

  The Company also provides certain health care and survivor benefits for its active and retired employees. The Company self-insures these benefit programs. Both active and retired employees contribute to such programs with retired employees assuming a larger portion of the cost attributable to their benefits. Expenses allocated to Basis Gathering for these benefits were $732,000, $625,000 and $391,000 in 1993, 1994 and 1995, respectively. Basis
Gathering has accrued, pursuant to SFAS No. 106 and SFAS No. 112, approximately $600,000 at December 31, 1994 and 1995 for these benefits.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


9. INCOME TAXES:

  The components of the provision (benefit) for income taxes for the years ended December 31, 1993, 1994 and 1995, are as follows (in thousands):

                                                         1993     1994    1995
                                                        -------  ------  ------
   Current--
     Federal........................................... $(1,109) $1,959  $5,416
     State.............................................    (133)    212     614
                                                        -------  ------  ------
       Total current...................................  (1,242)  2,171   6,030
                                                        -------  ------  ------
   Deferred--
     Federal, continuing operations....................    (256)   (379)   (500)
     Federal, effect of accounting changes.............    (134)    (73)    --
                                                        -------  ------  ------
       Total deferred..................................    (390)   (452)   (500)
                                                        -------  ------  ------
       Total provision (benefit)....................... $(1,632) $1,719  $5,530
                                                        =======  ======  ======

  The components of deferred tax assets and liabilities at December 31, 1993, 1994 and 1995, are as follows (in thousands):

                                                             1993   1994   1995
                                                             -----  -----  ----
   Current deferred tax assets (liabilities)--
     Inventories............................................ $  (3) $ 108  $249
     Accrued liabilities....................................   134    207   207
                                                             -----  -----  ----
       Net current deferred tax assets......................   131    315   456
                                                             -----  -----  ----
   Noncurrent deferred tax liabilities--
     Property and equipment.................................  (642)  (373)  (14)
                                                             -----  -----  ----
       Net deferred tax assets (liabilities)................ $(511) $ (58) $442
                                                             =====  =====  ====

  A reconciliation of income taxes computed at the federal statutory rate to income taxes computed at Basis Gathering's effective tax rate is as follows (in thousands):

                                                         1993     1994    1995
                                                        -------  ------  ------
   Provision (benefit) for income taxes at the
    statutory rate..................................... $(1,415) $1,649  $5,130
   State taxes, net of federal tax benefit.............     (86)    138     399
   Other...............................................       3       5       1
                                                        -------  ------  ------
   Provision (benefit) for income taxes................  (1,498)  1,792   5,530
   Tax effect of accounting changes....................    (134)    (73)    --
                                                        -------  ------  ------
   Provision (benefit) for income taxes after tax
    effect of accounting changes....................... $(1,632) $1,719  $5,530
                                                        =======  ======  ======

  Net operating loss carryforwards have not been utilized as a reduction against Basis Gathering's future tax liability. Rather, as the losses were utilized on the consolidated tax return, the benefit has been reflected as a contribution from the Company in Basis Gathering's equity in the year of benefit.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


10. RELATED-PARTY TRANSACTIONS:

  Basis Gathering has related-party sales and purchases of crude with the Company and Phibro Inc., a wholly owned subsidiary of Salomon. These sales amounted to $770,828,000, $670,570,000 and $1,523,834,000 respectively, for the years ended December 31, 1993, 1994 and 1995. Purchases totaled $276,177,000, $350,966,000 and $680,614,000 for the years ended December
31,1993,1994 and 1995.

  Basis Gathering cleared its commodity futures transactions on the New York Mercantile Exchange through Basis Clearing, Inc., a wholly owned subsidiary of the Company, and Phibro Energy Clearing, Inc., a wholly owned subsidiary of Phibro Inc. Basis Gathering paid commissions to Basis Clearing, Inc., of $142,000 in 1995 and to Phibro Energy Clearing, Inc., of $479,000, $263,000 and $234,000 in 1993, 1994 and 1995, respectively.

  The Company allocates certain general and administrative costs to Basis Gathering for ancillary services, insurance, and office space. These costs amount to approximately $1,200,000 for each calendar year and are allocated based upon the percentage of employment resources applied to Division operations. Management believes the costs allocated to Basis Gathering were reasonable.

11. FINANCIAL INSTRUMENTS:

 Market Risk

  In order to hedge its exposure to market fluctuations, Basis Gathering enters into various financial instruments with off-balance-sheet risk, including option contracts and swap agreements. Basis Gathering does not consider its commodity futures and forward contracts to be financial instruments since these contracts either require or permit settlement by the delivery of the underlying commodities. Normally, any contracts used to hedge market risk are generally less than one year in duration.

  At December 31, 1995, Basis Gathering had written options on 4,880,000 barrels of crude oil with terms extending through December 1996. These options obligate Basis Gathering to sell the committed barrels at market-based prices.

 Fair Value and Net Gains and Losses

  Estimated fair values of financial instruments and the net gains and losses, both recognized and deferred, arising from hedging activities at December 31, 1993, 1994 and 1995, are as follows (in thousands):

                                  1993                     1994                    1995
                         ----------------------- ------------------------ -----------------------
                                          NET                      NET                     NET
                         CARRYING FAIR   GAINS   CARRYING  FAIR   GAINS   CARRYING FAIR   GAINS
                          AMOUNT  VALUE (LOSSES)  AMOUNT  VALUE  (LOSSES)  AMOUNT  VALUE (LOSSES)
                         -------- ----- -------- -------- ------ -------- -------- ----- --------
Option contracts
 written................   $47     $47    $--     $1,880  $2,339  $(459)    $537   $324    $213

  Quoted market prices are used in determining the fair value of financial instruments. If quoted prices are not available, fair values are estimated on the basis of pricing models or quoted prices for financial instruments with similar characteristics.

                             BASIS PETROLEUM, INC.

                           CRUDE GATHERING DIVISION

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


 Credit Risk

  Credit risk represents the accounting loss that Basis Gathering would record if counterparties of its financial transactions failed to perform pursuant to contractual terms. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, the value of collateral held, if any, specific terms and duration of the contractual agreement, and the counterparty's sensitivity to political and macroeconomic developments.

  Basis Gathering has established various procedures to manage credit exposure, including initial credit approvals, credit limits, collateral requirements and rights of offset. Letters of credit, prepayments and guarantees are also utilized to limit credit risk to ensure that management's established credit criteria are met.

12. COMMITMENTS AND CONTINGENCIES:

  Basis Gathering uses surface, vehicle and office leases in the course of its business operations. The future minimum rental payments under all noncancelable operating leases as of December 31, 1995, were as follows (in thousands):

   1996................................................................... $449
   1997...................................................................    9
   1998...................................................................    4
   1999...................................................................    2
   2000...................................................................  --
   Thereafter.............................................................  --
                                                                           ----
   Total minimum lease obligations........................................ $464
                                                                           ====

  Total operating lease expense for the years ended December 31, 1993, 1994 and 1995, was $530,000, $472,000 and $538,000, respectively.

  Basis Gathering has contractual commitments (primarily forward contracts) arising in the ordinary course of business. At December 31, 1995, Basis Gathering had commitments to purchase 33,774,000 barrels of crude oil at fixed prices ranging from $17.04 to $20.20 per barrel extending to December 1996, and commitments to sell 38,339,000 barrels of crude oil at fixed prices ranging from $16.75 to $20.25 per barrel extending to December 1996. Additionally, Basis Gathering had commitments to purchase 30,842,000 barrels of crude oil extending to June 1998, and commitments to sell 4,195,000 barrels of crude oil extending to December 1996, associated with market-related contracts.

  Basis Gathering is subject to various environmental laws and regulations. Policies and procedures are in place to monitor compliance. Basis Gathering's management has made an assessment of its potential environmental exposure and determined that such exposure is not material to its financial position, results of operations or cash flows.

  Basis Gathering is subject to lawsuits in the normal course of business and examination by tax and other regulatory authorities. Such matters presently pending are not expected to have a material adverse effect on Basis Gathering's financial position, results of operations or cash flows.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Howell Corporation:

  We have audited the accompanying combined balance sheets of Howell Crude Operations (see Note 2) as of December 31, 1994 and 1995, and the related combined statements of operations, equity of parent and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Howell Crude Operations as of December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
August 9, 1996

                            HOWELL CRUDE OPERATIONS

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              AT DECEMBER 31,
                                                              -----------------
                                                               1994      1995
                                                              -------  --------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................. $   --   $    --
  Accounts receivable--
    Trade....................................................  41,389    56,283
    Related party............................................     689       842
  Inventories................................................     424     1,991
  Current deferred income tax assets.........................     143       177
  Other......................................................     214       178
                                                              -------  --------
    Total current assets.....................................  42,859    59,471
PROPERTY AND EQUIPMENT, net..................................   2,928    70,356
OTHER ASSETS, net ...........................................      66       272
                                                              -------  --------
TOTAL ASSETS................................................. $45,853  $130,099
                                                              =======  ========
              LIABILITIES AND EQUITY OF PARENT
CURRENT LIABILITIES:
  Current portion of long-term debt.......................... $    48  $  5,802
  Accounts payable--
    Trade....................................................  42,530    56,287
    Related party............................................   1,177     1,441
  Accrued liabilities........................................   1,819     3,456
  Accrued income taxes.......................................     119       229
                                                              -------  --------
    Total current liabilities................................  45,693    67,215
LONG-TERM DEBT...............................................     133    48,956
DEFERRED INCOME TAX LIABILITIES..............................     260       518
COMMITMENTS & CONTINGENCIES..................................     --        --
EQUITY OF PARENT.............................................    (233)   13,410
                                                              -------  --------
TOTAL LIABILITIES AND EQUITY OF PARENT....................... $45,853  $130,099
                                                              =======  ========

    The accompanying notes are an integral part of these combined financial statements.

                            HOWELL CRUDE OPERATIONS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
REVENUES:
  Gathering and marketing revenues................ $377,052  $411,647  $617,038
  Pipeline revenues...............................      347       392    13,756
                                                   --------  --------  --------
    Total revenues................................  377,399   412,039   630,794
COSTS OF SALES:
  Crude costs.....................................  367,405   399,067   603,406
  Field operating costs...........................    5,459     6,327     7,525
  Pipeline operating costs........................      --        --      3,526
                                                   --------  --------  --------
    Total cost of sales...........................  372,864   405,394   614,457
                                                   --------  --------  --------
GROSS MARGIN......................................    4,535     6,645    16,337
EXPENSES:
  General and administrative......................    2,511     3,090     4,116
  Depreciation and amortization...................      348       593     3,263
                                                   --------  --------  --------
OPERATING INCOME..................................    1,676     2,962     8,958
OTHER INCOME (EXPENSE):
  Interest expense................................      (65)      (17)   (3,598)
  Other, net......................................      --        --         10
                                                   --------  --------  --------
INCOME BEFORE INCOME TAXES........................    1,611     2,945     5,370
INCOME TAX PROVISION..............................      591     1,108     1,995
                                                   --------  --------  --------
NET INCOME........................................ $  1,020  $  1,837  $  3,375
                                                   ========  ========  ========


    The accompanying notes are an integral part of these combined financial statements.

                            HOWELL CRUDE OPERATIONS

                    COMBINED STATEMENTS OF EQUITY OF PARENT
                                 (IN THOUSANDS)

BALANCE, January 1, 1993............................................... $   936
  Net income...........................................................   1,020
  Net advances to parent...............................................  (2,508)
                                                                        -------
BALANCE, December 31, 1993.............................................    (552)
  Net income...........................................................   1,837
  Net advances to parent...............................................  (1,518)
                                                                        -------
BALANCE, December 31, 1994.............................................    (233)
  Net income...........................................................   3,375
  Net advances from parent.............................................  10,268
                                                                        -------
BALANCE, December 31, 1995............................................. $13,410
                                                                        =======




    The accompanying notes are an integral part of these combined financial statements.

                            HOWELL CRUDE OPERATIONS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1993     1994     1995
                                                    -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................... $ 1,020  $ 1,837  $ 3,375
Adjustments to reconcile net income to net cash
 provided by operating activities--
 Depreciation and amortization.....................     348      593    3,263
 Deferred income taxes.............................     (19)     (86)     224
 Losses (gains) on disposal of assets..............     --         9       (7)
 Changes in components of working capital--
  Accounts receivable..............................  21,720  (18,167) (15,047)
  Inventories......................................    (195)     377   (1,567)
  Other current assets.............................     (24)    (186)      36
  Accounts payable................................. (19,856)  18,631   14,021
  Accrued liabilities..............................      41      401    1,637
  Accrued income taxes.............................      33       58      110
                                                    -------  -------  -------
    Net cash provided by operating activities......   3,068    3,467    6,045
                                                    -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equip-
   ment............................................       8       38      145
  Additions to property, plant and equipment.......    (527)  (1,829) (70,772)
  Other, net.......................................     --      (113)    (263)
                                                    -------  -------  -------
    Net cash used in investing activities..........    (519)  (1,904) (70,890)
                                                    -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances (to) from parent....................  (2,508)  (1,518)  10,268
  Borrowings under term loan agreement.............     --       --    57,500
  Principal payments under term loan agreement.....     --       --    (2,875)
  Principal payments under capital lease obliga-
   tion............................................     (41)     (45)     (48)
                                                    -------  -------  -------
    Net cash (used in) provided by financing
     activities....................................  (2,549)  (1,563)  64,845
                                                    -------  -------  -------
INCREASE IN CASH AND CASH EQUIVALENTS..............     --       --       --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.......     --       --       --
                                                    -------  -------  -------
CASH AND CASH EQUIVALENTS, END OF YEAR............. $   --   $   --   $   --
                                                    =======  =======  =======

    The accompanying notes are an integral part of these combined financial statements.

                            HOWELL CRUDE OPERATIONS

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  The principal business activities of Howell Crude Operations (the "Company") are the purchasing, gathering, transporting and marketing of crude oil in the United States. The Company gathers approximately 35,000 barrels per day at the wellhead in Texas, Louisiana, Mississippi, Alabama and offshore in the Gulf of Mexico. The Company also owns and operates three crude oil pipelines onshore as well as one offshore pipeline. The onshore pipelines are in Texas, Mississippi/Louisiana and Florida/Alabama. The offshore pipeline is a 5.5 mile pipeline in the Gulf of Mexico that transports oil from Main Pass Block 64 to a connection with another party's pipeline. The Company also has approximately
2.2 million barrels of crude oil storage capacity in tanks connected to the pipelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying combined financial statements and related notes present the combined financial position, results of operations, cash flows and equity of parent of Howell Crude Oil Company and its wholly-owned subsidiaries and the crude oil transportation operations of Howell Transportation Services, Inc. (collectively referred to as "Howell Crude Operations" or the "Company") in conformity with generally accepted accounting principles. Howell Crude Oil Company and Howell Transportation Services, Inc., are wholly-owned subsidiaries of Howell Corporation. These combined financial statements are prepared in connection with the proposed public offering of limited partner interests in a master limited partnership to be formed which will acquire substantially all of the assets and continue the business of Howell Crude Operations. As used herein, the combined financial statements are referred to as the financial statements of Howell Crude Operations. All material intercompany accounts and transactions have been eliminated.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Inventories

  Inventories of crude oil are stated at the lower of market value or monthly weighted average cost. Other inventories are stated at the lower of average cost or market value.

 Derivatives

  Crude oil future contracts and options are being used as hedging tools in a limited program of hedging crude oil inventories and fixed purchase price commitments. Changes in the market value of the financial instruments are deferred until the gain or loss is recognized on the hedged transactions. Costs of sales were reduced by $100,000 in both 1994 and 1995 from the effects of futures and options. Unrecognized gain of $3,000 was deferred on these contracts at December 31, 1995. There was no deferred gain or loss at December 31, 1994.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation and amortization is provided by applying the straight-line method to the cost basis of property and equipment over the estimated useful lives of

                            HOWELL CRUDE OPERATIONS
the assets. Asset lives are 20 years for pipelines and related assets, 5 to 10 years for transportation equipment, and 3 to 20 years for other facilities and equipment.

  Maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized.

  In 1996, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (Statement 121). Statement 121 contains provisions for recording impairment of long-lived assets that are not expected to produce net cash flows in the future sufficient to fully recover the remaining cost of the related assets. The Company was not required to record impairment on any of its assets as a result of adopting Statement 121.

 Environmental Liabilities

  The Company provides for the estimated costs of environmental contingencies when liabilities are likely to occur and reasonable estimates can be made. Ongoing environmental compliance costs, including maintenance and monitoring costs, are charged to expense as incurred.

 Income Taxes

  The Company is included in the consolidated federal income tax returns of Howell Corporation. The Company's federal income taxes are provided in these combined financial statements as if the Company filed an income tax return separately from Howell Corporation. State income tax returns are filed separately for Howell Crude Oil Company, each of its subsidiaries and Howell Transportation Services, Inc. Deferred federal and state income taxes are established at enacted rates for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

  In 1991, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109) which governs the accounting recognition of income taxes in its financial statements. Statement 109 defines a balance sheet (liability) approach in the calculation of the deferred tax balance at each financial statement date by applying the provisions of enacted tax laws to measure the deferred tax consequences of the differences in the tax and financial (book) bases of assets and liabilities as they result in net taxable or deductible amounts in future years. The net taxable or deductible amounts in future years are adjusted for the effect of utilizing the carryback/carryforward attributes of any net losses generated and available tax credits.

 Revenue Recognition

  Gathering and marketing revenues are recognized when title to the crude oil is transferred to the customer. Pipeline revenues are recognized upon delivery of the barrels to the location designated by the shipper.

 Cost of Sales

  Cost of sales consists of the cost of crude oil and field and pipeline operating expenses. Field and pipeline operating expenses consist primarily of labor costs for drivers and pipeline field personnel, truck rental costs and maintenance, utilities, insurance and property taxes.

                            HOWELL CRUDE OPERATIONS

 Interest Expense

  Interest expense includes interest related to the Company's long-term debt and capital lease obligations. Howell Corporation does not have formal note agreements for intercompany balances; therefore, no interest has been charged by Howell Corporation to the Company.

 Equity of Parent

  Howell Corporation's net investment in the Company has been classified in the accompanying balance sheets as equity of parent, representing the Company's accumulated income and the net advances to or from Howell Corporation.

 Significant Customer

  Marathon Oil Company accounted for approximately 12%, 19% and 14% of combined revenues in 1993, 1994 and 1995, respectively.

 Disclosure About Fair Value of Financial Instruments

  Information on the fair value of the Company's long-term debt and capital lease obligation can be found in Note 8. Information regarding the fair value of crude oil options contracts written can be found in Note 11.

3. INVENTORIES

  Inventories are summarized as follows (in thousands):

                                                                   DECEMBER 31,
                                                                   -------------
                                                                   1994   1995
                                                                   -------------
   Crude oil......................................................  $385  $1,963
   Supplies.......................................................    39      28
                                                                   ----- -------
   Total..........................................................  $424  $1,991
                                                                   ===== =======

4. PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows (in thousands):

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1994   1995
                                                                 ------ -------
   Land and buildings........................................... $   16 $ 3,958
   Pipelines and related assets.................................  1,348  66,591
   Vehicles.....................................................  2,459   3,203
   Office equipment.............................................    401     777
   Other equipment..............................................  1,210   1,364
                                                                 ------ -------
                                                                  5,434  75,893
   Less-Accumulated depreciation................................  2,506   5,537
                                                                 ------ -------
   Net property and equipment................................... $2,928 $70,356
                                                                 ====== =======

  Depreciation expense was $348,000, $546,000 and $3,206,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

                            HOWELL CRUDE OPERATIONS

5. ACQUISITION OF PIPELINE ASSETS

  On March 31, 1995, the Company acquired from Exxon Pipeline Company ("Exxon") two interstate crude oil pipeline systems and one intrastate crude oil pipeline system. The interstate pipeline systems are located in Florida/Alabama and Mississippi/Louisiana. The intrastate system is located in Texas. Collectively, the purchase of these pipelines and related assets comprise the "Exxon Transaction". The Exxon Transaction was financed through borrowings from banks. See Note 8 below.

  The following unaudited pro forma information represents the combined pro forma amounts, assuming the Exxon Transaction had occurred at the beginning of each period presented (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1994        1995
                                                         ----------- -----------
   Revenues............................................. $   430,703 $   635,615
   Net income........................................... $     3,734 $     4,271

  The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma amounts above are based upon actual 1995 results and, therefore, differ from pro forma results previously reported by Howell Corporation which were based on management estimates. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

6. OTHER ASSETS

  Other assets consist primarily of a noncompete agreement and the fee paid to obtain the term loan agreement discussed in Note 8. These assets are being amortized over the life of the related agreements. Other assets are summarized as follows (in thousands):

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
   Noncompete agreement...........................................   $113   $113
   Term loan agreement facility fee...............................    --     288
   Utility deposits...............................................    --       6
                                                                   ------ ------
                                                                      113    407
   Less--Accumulated amortization.................................     47    135
                                                                   ------ ------
   Unamortized other assets....................................... $   66   $272
                                                                   ====== ======

  Amortization expense of the noncompete agreement was $47,000 and $57,000 for the years ended December 31, 1994 and 1995, respectively. Amortization of the facility fee for the year ended December 31, 1995 was $31,000 and is included in interest expense in the Combined Statements of Operations.

7. SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for interest expense was $19,000, $15,000 and $3,146,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  Cash paid for state income taxes and the imputed cash payments made by the Company for federal income taxes totaled $600,000, $1,129,000 and $2,088,000 for the three years ended December 31, 1993, 1994 and 1995, respectively.

                            HOWELL CRUDE OPERATIONS

8. CREDIT FACILITIES AND LONG-TERM DEBT

  Long-term debt and the capital lease obligation of the Company were as follows (in thousands):

                                                                   DECEMBER 31,
                                                                   ------------
                                                                   1994  1995
                                                                   ---- -------
   Note payable under term loan agreement......................... $--  $54,625
   Capital lease obligation for vehicles..........................  181     133
                                                                   ---- -------
                                                                    181  54,758
   Less: Current maturities.......................................   48   5,802
                                                                   ---- -------
                                                                   $133 $48,956
                                                                   ==== =======

  Maturities of the term loan agreement for the five years subsequent to December 31, 1995 are $5,750,000 each year and $25,875,000 thereafter.

  The future minimum lease payments for the capital lease obligation, together with the present value of the net minimum lease payments as of December 31, 1995, were as follows (in thousands):

   1996................................................................... $ 60
   1997...................................................................   83
                                                                           ----
     Total minimum lease payments.........................................  143
   Less: Amount representing interest.....................................   10
                                                                           ----
   Present value of net minimum lease payments............................ $133
                                                                           ====

 Term Loan Agreement

  The credit facility among Howell Crude Oil Company, Bank One, Texas, N.A., Bank of Montreal, Compass Bank--Houston and Den norske Bank AS (the "HCO Credit Facility") provides for a term loan in an amount of $57.5 million and for the issuance of letters of credit in the aggregate not to exceed the lesser of the commitment of $15 million or the Borrowing Base, as defined in the HCO Credit Facility.

  Repayment of the term loan will occur over a period not to exceed seven years. In July 1995, the Company began making principal payments in quarterly installments of $1.4 million. In addition, the Company is required to make additional repayments of the term loan, beginning in the second quarter of 1996, equal to 60% of Excess Cash Flow, as defined in the HCO Credit Facility. Interest is paid at the rate selected by the Company of either (1) a Floating Base Rate (as defined in the HCO Credit Facility) that is generally the prevailing prime rate or (2) a rate based on LIBOR. A LIBOR-based rate of 7.9375% was applicable to the outstanding balance under the HCO Credit Facility at December 31, 1995.

  The HCO Credit Facility carries a commitment fee of 1/4% on the available portion of the commitment for letters of credit. There is no compensating balance requirement. The HCO Credit Facility is collateralized by the inventory and accounts receivable of Howell Crude Oil Company, the pipeline properties acquired from Exxon, the common stock of Howell Crude Oil Company and its subsidiaries, the common stock of another subsidiary of Howell Corporation, and the guarantee of Howell Corporation. Material covenants and restrictions for Howell Crude Oil Company and its subsidiaries include requirements to maintain tangible net worth, as defined in the HCO Credit Facility,

                            HOWELL CRUDE OPERATIONS
of $6.4 million at December 31, 1995 and to maintain cash flow coverage, as defined in the HCO Credit Facility, of 1.25 to 1.0. In addition, certain restrictions and covenants also apply to Howell Corporation.

  The common stock of Howell Crude Oil Company also collateralizes a loan agreement of another subsidiary of Howell Corporation.

 Capital Lease Obligation

  In July 1992, the Company entered into a capital lease for vehicles. The obligation is payable in monthly installments with interest at 7.4%. The obligation is secured by the equipment and the guarantee of Howell Corporation. Included in property at December 31, 1995, is the cost of the vehicles under capital lease of $0.3 million and accumulated depreciation of $0.1 million on the vehicles.

 Fair Value of Long-term Debt

  The fair value of the Company's long-term debt and its capital lease obligation at December 31, 1995, was estimated to be the same as its carrying value in the balance sheet, as the significant debt obligation bears interest at a floating market rate.

9. INCOME TAXES

  A summary of the provision for income taxes included in the combined statements of operations is as follows (in thousands):

                                                      YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       1993     1994      1995
                                                      ------- --------  --------
   Current:
     Federal......................................... $  568  $  1,086  $  1,612
     State...........................................     50       108       156
                                                      ------  --------  --------
       Total current.................................    618     1,194     1,768
   Deferred:
     Federal.........................................    (24)      (80)      200
     State...........................................     (3)       (6)       27
                                                      ------  --------  --------
       Total deferred................................    (27)      (86)      227
                                                      ------  --------  --------
   Total Provision................................... $  591  $  1,108  $  1,995
                                                      ======  ========  ========

  Deferred income taxes are provided on all temporary differences between financial and taxable income. The approximate tax effects of each significant type of temporary difference and carryforward were as follows (in thousands):

                                                               DECEMBER 31,
                                                               --------------
                                                                1994    1995
                                                               ------  ------
   Current deferred tax assets--Accrual of costs not yet
    deductible for tax........................................ $  143  $  177
   Noncurrent deferred tax liabilities--Property and
    equipment.................................................   (260)   (518)
                                                               ------  ------
   Net deferred tax assets (liabilities)...................... $ (117) $ (341)
                                                               ======  ======

                            HOWELL CRUDE OPERATIONS

  The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the applicable statutory U.S. Federal income tax rate of 34% to the income before income taxes (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1993    1994     1995
                                                       --------------- --------
   Provision for income taxes at the statutory rate... $  548 $  1,001 $  1,826
   State income taxes, net of federal tax benefit.....     32       67      121
   Other..............................................     11       40       48
                                                       ------ -------- --------
                                                       $  591 $  1,108 $  1,995
                                                       ====== ======== ========

10. TRANSACTIONS WITH HOWELL CORPORATION AND RELATED PARTIES

 Sales and Purchases of Crude Oil

  A summary of sales to and purchases from Howell Corporation and its subsidiaries of crude oil is as follows (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1993    1994    1995
                                                        ------- ------- -------
   Sales to affiliates................................. $ 8,345 $ 9,184 $ 8,137
   Purchases from affiliates........................... $14,146 $14,258 $16,399

  Management believes that the terms of these purchase and sale arrangements represented terms that could be obtained from third parties at the time they were established.

 General and Administrative

  Howell Corporation allocates certain general and administrative costs to the Company for ancillary services and office space. These costs amounted to approximately $350,000 for each year and were allocated based upon the percentage of employment resources applicable to the Company. Management believes the costs allocated to the Company are reasonable.

 Guarantees

  Howell Corporation provides guarantees to support the Company's contractual obligations in its purchases of crude oil. As discussed in Note 8, Howell Corporation also provides guarantees of the HCO Credit Facility and capital lease obligation of the Company.

 Cash Management

  Howell Corporation provides cash management services for the Company. All funds received by the Company are transferred to Howell Corporation and obligations are funded as they are presented for payment.

 Employee Benefit Plans

  Howell Corporation maintains group life, medical, dental, long-term disability and accidental death and dismemberment insurance plans for its employees. In addition, Howell Corporation provides its employees with a stock purchase plan, a thrift plan and a Simplified Employee Pension Plan. The

                            HOWELL CRUDE OPERATIONS

Company is allocated the cost of these plans that can be directly associated with its employees. In 1993, 1994 and 1995, the Company's allocations were $269,000, $321,000 and $424,000, respectively.

11. MARKET RISK, FINANCIAL INSTRUMENTS AND CREDIT RISK

  The Company uses crude oil futures and options contracts as the tools in a limited program of hedging crude oil inventories and fixed purchase price commitments from market fluctuations. The Company does not consider crude oil futures contracts to be financial instruments since these contracts either permit or require settlement by the delivery of the underlying commodity. Estimated fair values of the crude oil option contracts, which are considered to be financial instruments, and the net gains and losses, both recognized and deferred, arising from the use of these contracts in hedging activities at December 31, 1994 and 1995 are as follows (in thousands):

                                                                          NET
                                                         CARRYING FAIR   GAINS
                                                          AMOUNT  VALUE (LOSSES)
                                                         -------- ----- --------
   1994--Option contracts written.......................   $10     $40    $10
   1995--Option contracts written.......................   $ 8     $20    $45

  In 1993, the Company did not write any option contracts.

  The Company has exposure to credit risk in the form of the accounting loss the Company would recognize if a counterparty to its financial transactions failed to perform pursuant to contractual terms. In order to manage this credit risk, the Company considers the financial profile of the counterparty, the value of any collateral held and the terms and conditions of the contractual arrangement. Procedures used to manage credit exposure include credit approvals, credit limits, rights of offset and collateral requirements such as letters of credit or prepayments.

12. COMMITMENTS AND CONTINGENCIES

  Donna Refinery Partners, Ltd. v. Howell Crude Oil Company and Howell Corporation; District Court of Harris County, Texas; No. 89-033634. In December 1993, a jury verdict of $1.9 million was rendered against the Company which was subsequently reduced by the judge to approximately $675,000. The Company believes the judgment is in error. The Company filed a motion for a new trial that was denied, so the Company appealed the decision. The plaintiff has filed an appeal to increase the recovery by $1.25 million. On June 6, 1996, the Fourteenth Court of Appeals affirmed the judgment of the lower court. The Company is currently perfecting its rights to appeal this case to the Texas Supreme Court. The Company does not believe that the ultimate resolution of this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

  Several working interest owners and royalty owners have filed lawsuits against the Company in Alabama concerning pricing in the North Frisco City Field. The lawsuits allege the Company violated its contracts with the plaintiffs by not paying the plaintiffs ". . . the highest available price for oil". Damages claimed by the plaintiffs include approximately $3.8 million and are based on numerous damage theories including, but not limited to, allegations of breach of contract and fraud. The complaint also seeks unspecified punitive damages. The Company filed an answer denying all charges. On June 28, 1996, the Court entered an order denying class certification.

  Related to this matter, the Company, on July 11, 1995, received a demand letter from the working interest owners in the North Frisco City Field and in the North Rome Field indicating the Company had not paid according to the terms of a "call on production".

                            HOWELL CRUDE OPERATIONS

  The Company was granted a call on a portion of this production but has never exercised the call. Accordingly, the Company has filed petitions for declaratory judgment to that effect in cases styled Howell Petroleum Corporation, et al, vs. Shore Oil Company, et al, District Court of Harris County, Texas; No. 95-037180 and Howell Petroleum Corporation, et al, vs. Tenexco, Inc., et al, District Court of Harris County, Texas; No. 95-037970. The defendants in this action have counterclaimed against the Company. These claims are similar in nature to the Alabama litigation. One of the defendants, John Faulkinberry, has filed a counterclaim against the Company seeking actual damages of $75,000 and punitive damages of $100,000,000. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

  The Company is subject to various environmental regulations and laws. Procedures exist within the Company to monitor compliance and assess the potential environmental exposure of the Company. The Company believes that such exposure is not material to its financial position, results of operations or cash flows.

  The Company has indemnified Exxon for certain environmental claims that may be made in the future attributable to the time when Exxon owned the crude oil pipelines that the Company acquired from Exxon. Management does not believe the indemnification of Exxon for these environmental liabilities will have a material financial impact on the financial position, results of operations or cash flows of the Company.

  The Company is subject to lawsuits in the ordinary course of business and examination by tax and other regulatory authorities. Such matters presently pending are not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

  The Company has contractual commitments (primarily forward contracts) arising in the ordinary course of business. At December 31, 1995, the Company had commitments to purchase 610,000 barrels of crude oil for January delivery at fixed prices ranging from $18.00 to $19.50 per barrel and commitments to sell 710,000 barrels of crude oil for January delivery at fixed prices ranging from $16.80 to $19.91 per barrel. Additionally, the Company had commitments to purchase approximately 2,440,000 barrels and to sell approximately 2,260,000 barrels of crude oil under 30-day evergreen contracts at market-based prices.

  The Company uses transportation equipment under operating lease arrangements. The Company also leases three tanks for use in its pipeline activities. The costs of these arrangements amounted to $741,000 in 1993, $792,000 in 1994 and $1,015,000 in 1995. At December 31, 1995, long-term commitments for lease of facilities and equipment totaled approximately $3,226,000, consisting of $1,348,000, $770,000, $607,000 and $500,000 for the
years 1996 through 1999, respectively.

13. SUBSEQUENT EVENTS

  On July 18, 1996, Howell Corporation announced that it had signed a Letter of Intent with Basis Petroleum, Inc. ("Basis"), a wholly-owned subsidiary of Salomon Inc, covering the contributions by Howell Corporation and Basis of their respective crude oil gathering, marketing and transportation activities to form a master limited partnership.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Exxon Pipeline Company and Howell Crude Oil Company:

  We have audited the accompanying statement of revenues and direct operating expenses of the Pipeline Systems (as described in Note 1 of this statement) for each year in the three-year period ended December 31, 1994. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying statement reflects the revenues and direct operating expenses of the Pipeline Systems and was prepared as described in Note 2 and is not intended to be a complete presentation of the revenues and expenses of the Pipeline Systems.

  In our opinion, the statement audited by us presents fairly, in all material respects, the revenues and direct operating expenses of the Pipeline Systems (and was prepared as described in Note 2 to the statement) for each year in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP

Houston, Texas
May 25, 1995

                              THE PIPELINE SYSTEMS

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
                           (IN THOUSANDS OF DOLLARS)

                                                            THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,      MARCH 31,
                                    ----------------------- -------------------
                                     1992    1993    1994     1994      1995
                                    ------- ------- ------- --------- ---------
                                                                (UNAUDITED)
Revenues:
  Trunk............................ $16,350 $13,103 $15,889 $   3,248 $   4,195
  Gathering........................   2,630   2,338   2,775       597       626
                                    ------- ------- ------- --------- ---------
    Total..........................  18,980  15,441  18,664     3,845     4,821
                                    ------- ------- ------- --------- ---------
Direct operating expenses:
  Pipeline salaries and wages......   1,508   1,511   1,391       339       336
  Other pipeline expenses..........   3,091   3,062   3,202       517       525
  Major maintenance projects.......     883     897   1,911        78        17
                                    ------- ------- ------- --------- ---------
    Total..........................   5,482   5,470   6,504       934       878
                                    ------- ------- ------- --------- ---------
Excess of revenues over direct
 operating expenses................ $13,498 $ 9,971 $12,160 $   2,911 $   3,943
                                    ======= ======= ======= ========= =========




         The accompanying notes are an integral part of this statement.

                             THE PIPELINE SYSTEMS

       NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

NOTE 1--THE PIPELINE SYSTEMS

  Effective March 31, 1995, Howell Crude Oil Company purchased certain domestic oil pipeline systems from Exxon Pipeline Company (EPC) which are commonly referred to as the Texas System, the Mississippi System and the Jay System (collectively, the Pipeline Systems) for approximately $64 million. The Pipeline Systems cover territory in Central Texas and the Texas Gulf Coast, Mississippi, Louisiana, Alabama and Florida. EPC is subject to regulation by the Federal Energy Regulatory Commission (FERC) and conducts its business in accordance with the relevant FERC requirements.

NOTE 2--BASIS OF PRESENTATION

  During the periods presented, the Pipeline Systems were not accounted for as a separate entity. Certain costs, such as depreciation and amortization, general and administrative expenses, interest expense and corporate taxes, were not allocated to the Pipeline Systems. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

  The statement of revenues and direct operating expenses (the Statement) was derived from the historical accounting records of the seller. Such information is presented on the accrual basis of accounting. Revenue is recognized upon delivery. Trunk revenues include net inventory gains and losses. Depreciation and amortization, allocated general and administrative expenses, interest expense and corporate income taxes are not components of direct operating expenses and are therefore not included in the Statement. Accordingly, the Statement is not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

  The revenues and direct operating expenses for the periods ended March 31, 1995 and 1994 presented in the Statement have not been audited by independent accountants; however, in the opinion of management, the amounts present fairly EPC's revenues and direct operating expenses for the three-month periods ended March 31, 1995 and 1994.

NOTE 3--RELATED PARTY

  EPC is a wholly-owned subsidiary of Exxon Corporation (Exxon). As a result, numerous transactions routinely occur in the normal course of business between EPC and its parent. Salaries and wages in the Statement include certain retirement, health and welfare, life and other such benefits. EPC participates in Exxon benefit plans and pays the costs associated with benefits provided to EPC employees and annuitants. Exxon is also a major customer of the Pipeline Systems. See Note 4.

NOTE 4--MAJOR CUSTOMERS

  During 1994, revenue from Exxon accounted for 38% of total revenue while two other individual customers accounted for 37% and 18% of total revenue. During 1993, revenue from Exxon accounted for 28% of total revenue while two other individual customers accounted for 39% and 20% of total revenue. During 1992, revenue from Exxon accounted for 31% of total revenue while two other individual customers accounted for 32% and 14% of the revenue.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genesis Energy, L.P.

  We have audited the accompanying balance sheet of Genesis Energy, L.P. (a Delaware limited partnership) as of September 5, 1996. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Genesis Energy, L.P. as of September 5, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
September 5, 1996

                              GENESIS ENERGY, L.P.

                                 BALANCE SHEET
                               SEPTEMBER 5, 1996

ASSETS
  Cash.................................................................. $1,000
                                                                         ------
    Total Assets........................................................ $1,000
                                                                         ======
PARTNERS' EQUITY
  General Partner....................................................... $   10
  Organizational Limited Partner........................................    990
                                                                         ------
    Total Partners' Equity.............................................. $1,000
                                                                         ======




        The accompanying note is an integral part of this balance sheet.

                             GENESIS ENERGY, L.P.

                             NOTE TO BALANCE SHEET
                               SEPTEMBER 5, 1996

  Genesis Energy, L.P. (the "Partnership") is a Delaware limited partnership recently formed to acquire, own and operate an interest in the crude oil gathering, marketing and related pipeline operations of Basis Petroleum, Inc. and Howell Corporation through a limited partnership. The Partnership has not commenced operations. The Partnership intends to offer Common Units, representing limited partnership interests in the Partnership, to third parties.

  On September 5, 1996, Genesis Energy, L.L.C., a recently formed Delaware limited liability company, and an organizational limited partner contributed $1,000 in cash to the Partnership.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genesis Energy, L.L.C.

  We have audited the accompanying balance sheet of Genesis Energy, L.L.C. (a Delaware limited liability company) as of September 5, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Genesis Energy, L.L.C., as of September 5, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
September 5, 1996

                             GENESIS ENERGY, L.L.C.

                                 BALANCE SHEET
                               SEPTEMBER 5, 1996

ASSETS
  Cash.................................................................. $  990
  Investment in Genesis Energy, L.P. ................................... $   10
                                                                         ------
    Total Assets........................................................ $1,000
                                                                         ======
SHAREHOLDER'S EQUITY
  Shareholder's Equity.................................................. $1,000
                                                                         ------
    Total Shareholder's Equity.......................................... $1,000
                                                                         ======




        The accompanying note is an integral part of this balance sheet.

                            GENESIS ENERGY, L.L.C.

                             NOTE TO BALANCE SHEET
                               SEPTEMBER 5, 1996

  Genesis Energy, L.L.C. (the "Company") is a recently formed Delaware limited liability company, which is owned 54% by Basis Petroleum, Inc. and 46% by Howell Corporation. The Company was formed to acquire an aggregate 2% general partner interest in Genesis Energy, L.P. and the subsidiary operating partnership.

  On September 5, 1996, Basis Petroleum, Inc. and Howell Corporation contributed $1,000 in cash to the Company. Additionally, on September 5, 1996, Genesis Energy, L.L.C. contributed $10 in cash to Genesis Energy, L.P. for a general partner interest.

                                                                     APPENDIX A

                             AMENDED AND RESTATED
                       AGREEMENT OF LIMITED PARTNERSHIP
                                      OF
                             GENESIS ENERGY, L.P.

                               TABLE OF CONTENTS

                                   ARTICLE I

                                  Definitions

 1.1  Definitions........................................................   A-1
 1.2  Construction.......................................................  A-11

                                   ARTICLE II

                                  Organization

 2.1  Formation..........................................................  A-11
 2.2  Name...............................................................  A-11
 2.3  Registered Office; Registered Agent; Principal Office; Other
      Offices............................................................  A-12
 2.4  Purpose and Business...............................................  A-12
 2.5  Powers.............................................................  A-12
 2.6  Power of Attorney..................................................  A-12
 2.7  Term...............................................................  A-14
 2.8  Title to Partnership Assets........................................  A-14

                                  ARTICLE III

                           Rights of Limited Partners

 3.1  Limitation of Liability............................................  A-14
 3.2  Management of Business.............................................  A-14
 3.3  Outside Activities of the Limited Partners.........................  A-15
 3.4  Rights of Limited Partners.........................................  A-15

                                   ARTICLE IV

                   Certificates; Record Holders; Transfer of
           Partnership Interests; Redemption of Partnership Interests

 4.1  Certificates.......................................................  A-16
 4.2  Mutilated, Destroyed, Lost or Stolen Certificates..................  A-16
 4.3  Record Holders.....................................................  A-17
 4.4  Transfer Generally.................................................  A-17
 4.5  Registration and Transfer of Limited Partner Interests.............  A-17
 4.6  Transfer of a General Partner's General Partner Interest...........  A-18
 4.7  Restrictions on Transfers..........................................  A-18
 4.8  Citizenship Certificates; Non-citizen Assignees....................  A-19
 4.9  Redemption of Partnership Interests of Non-citizen Assignees.......  A-20

                                   ARTICLE V

          Capital Contributions and Issuance of Partnership Interests

 5.1  Organizational Contributions.......................................  A-21
 5.2  Contributions by General Partner...................................  A-21
 5.3  Contributions by Initial Limited Partners..........................  A-21
 5.4  Interest and Withdrawal............................................  A-22
 5.5  Capital Accounts...................................................  A-22
 5.6  Issuances of Additional Partnership Securities.....................  A-25
 5.7  Limitations on Issuance of Additional Partnership Securities.......  A-25
 5.8  Limited Preemptive Right...........................................  A-26
 5.9  Splits and Combination.............................................  A-27
 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests..  A-27

                                   ARTICLE VI

                         Allocations and Distributions

 6.1  Allocations for Capital Account Purposes...........................   A-27
 6.2  Allocations for Tax Purposes.......................................   A-30
 6.3  Distributions to Record Holders....................................   A-32

                                  ARTICLE VII

                      Management and Operation of Business

 7.1  Management.........................................................   A-32
 7.2  Certificate of Limited Partnership.................................   A-34
 7.3  Restrictions on General Partner's Authority........................   A-34
 7.4  Reimbursement of the General Partner...............................   A-35
 7.5  Outside Activities.................................................   A-36
 7.6  Loans from the General Partner; Loans or Contributions from the
      Partnership; Contracts with Affiliates; Certain Restrictions on the
      General Partner....................................................   A-37
 7.7  Indemnification....................................................   A-38
 7.8  Liability of Indemnitees...........................................   A-40
 7.9  Resolution of Conflicts of Interest................................   A-40
 7.10 Other Matters Concerning the General Partner.......................   A-41
 7.11 Purchase or Sale of Partnership Securities.........................   A-42
 7.12 Registration Rights of the General Partner and its Affiliates......   A-42
 7.13 Reliance by Third Parties..........................................   A-44

                                  ARTICLE VIII

                     Books, Records, Accounting and Reports

 8.1  Records and Accounting.............................................   A-44
 8.2  Fiscal Year........................................................   A-44
 8.3  Reports............................................................   A-45

                                   ARTICLE IX

                                  Tax Matters

 9.1  Tax Returns and Information........................................   A-45
 9.2  Tax Elections......................................................   A-45
 9.3  Tax Controversies..................................................   A-46
 9.4  Withholding........................................................   A-46

                                   ARTICLE X

                             Admission of Partners

 10.1 Admission of Initial Limited Partners..............................   A-46
 10.2 Admission of Substituted Limited Partner...........................   A-46
 10.3 Admission of Successor General Partner.............................   A-47
 10.4 Admission of Additional Limited Partners...........................   A-47
 10.5 Amendment of Agreement and Certificate of Limited Partnership......   A-47

                                   ARTICLE XI

                       Withdrawal or Removal of Partners

11.1   Withdrawal of the General Partner.................................   A-47
11.2   Removal of the General Partner....................................   A-49
11.3   Interest of Departing Partner and Successor General Partner.......   A-49
11.4   Withdrawal of Limited Partners....................................   A-50

                                  ARTICLE XII

                          Dissolution and Liquidation

12.1   Dissolution.......................................................   A-51
12.2   Continuation of the Business of the Partnership After Dissolution.   A-51
12.3   Liquidator........................................................   A-52
12.4   Liquidation.......................................................   A-52
12.5   Cancellation of Certificate of Limited Partnership................   A-53
12.6   Return of Contributions...........................................   A-53
12.7   Waiver of Partition...............................................   A-53
12.8   Capital Account Restoration.......................................   A-53

                                  ARTICLE XIII

           Amendment of Partnership Agreement; Meetings; Record Date

13.1   Amendment to be Adopted Solely by the General Partner.............   A-53
13.2   Amendment Procedures..............................................   A-54
13.3   Amendment Requirements............................................   A-55
13.4   Special Meetings..................................................   A-55
13.5   Notice of a Meeting...............................................   A-56
13.6   Record Date.......................................................   A-56
13.7   Adjournment.......................................................   A-56
13.8   Waiver of Notice; Approval of Meeting; Approval of Minutes........   A-56
13.9   Quorum............................................................   A-56
13.10  Conduct of a Meeting..............................................   A-57
13.11  Action Without a Meeting..........................................   A-57
13.12  Voting and Other Rights...........................................   A-58

                                  ARTICLE XIV

                                     Merger

14.1   Authority.........................................................   A-58
14.2   Procedure for Merger or Consolidation.............................   A-58
14.3   Approval by Limited Partners of Merger or Consolidation...........   A-59
14.4   Certificate of Merger.............................................   A-60
14.5   Effect of Merger..................................................   A-60

                                   ARTICLE XV
                   Right to Acquire Limited Partner Interests

15.1   Right to Acquire Limited Partner Interests........................   A-60

                                  ARTICLE XVI

                               General Provisions

 16.1  Addresses and Notices..............................................  A-62
 16.2  Further Action.....................................................  A-62
 16.3  Binding Effect.....................................................  A-63
 16.4  Integration........................................................  A-63
 16.5  Creditors..........................................................  A-63
 16.6  Waiver.............................................................  A-63
 16.7  Counterparts.......................................................  A-63
 16.8  Applicable Law.....................................................  A-63
 16.9  Invalidity of Provisions...........................................  A-63
 16.10 Consent of Partners................................................  A-63

             AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                      OF
                             GENESIS ENERGY, L.P.

  THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Genesis
Energy, L.P. dated as of      , 1996, is entered into by and among Genesis
Energy, L.L.C., a Delaware limited liability company, as the General Partner, and Wayne Kubicek, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  Definitions

1.1 Definitions

  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

  "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

  "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

  "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(c)(i) or 6.1(c)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

  "Adjusted Operating Surplus" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed distributed by, and recontributed to, the Partnership for federal income tax purposes upon a termination of the Partnership pursuant to Treasury Regulation Section 1.708-1(b)(1)(iv), such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section

5.5(d)(i) or 5.5(d)(ii). Upon a termination of the Partnership following the publication of Proposed Treasury Regulation 1.708-1(b)(1)(iv) as a final regulation, an Adjusted Property deemed contributed to a new partnership in exchange for an interest in the new partnership, followed by the deemed liquidation of the Partnership, shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

  "Affiliate" means, with respect to any Person, any other Person that (i) directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question or (ii) owns, beneficially, directly or indirectly, 20% or more of the outstanding capital stock, shares or other equity interests of the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

  "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

  "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Agreed Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code (whether before or after finalization of Proposed Treasury Regulation Section 1.708-1(b)(1)(iv)) shall be determined in accordance with Section 5.5(c)(i). Subject to Section 5.5(c)(i), the General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

  "Agreement" means this Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., as it may be amended, supplemented or restated from time to time.

  "API" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

  "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

  "Audit Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner or officers, directors or employees of any Affiliate of the General Partner.

  "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date,

    (a) the sum of (i) all cash and cash equivalents of the Partnership on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings for working capital purposes made subsequent to the end of such Quarter, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the business of the Partnership Group) subsequent to such Quarter and, (ii) comply with applicable law or any loan agreement (including the Master Credit Support Agreement), security agreement (including the Security Agreement), mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject; provided, however, that disbursements made by the Partnership or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines, less

    (c) any Redemption Proceeds on hand that have not yet been contributed to Genesis OLP.

  Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

  "Basis" means Basis Petroleum, Inc., a Texas corporation.

  "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

  "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

  "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5.

  "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

  "Capital Improvements" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing or the construction of new capital assets (including pipeline systems, storage facilities and related assets), made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

  "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

  "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

  "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

  "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

  "claim" has the meaning assigned to such term in Section 7.12(c).

  "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  "Closing Price" has the meaning assigned to such term in Section 15.1(a).

  "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

  "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

  "Commission" means the United States Securities and Exchange Commission.

  "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to a Common Unit in this Agreement.

  "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to the Partnership on termination and reconstitution thereof pursuant to Section 708 of the Code, whether before or after finalization of Proposed Treasury Regulation Section 1.708-1(b)(1)(iv)). Once the Carrying Value of a Contributed Property is adjusted pursuant to
Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

  "Conversion Election" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Conveyance Agreement" means that certain Purchase and Sale and Contribution
and Conveyance Agreement, dated as of         , among the Partnership, Genesis
OLP, Genesis Energy, L.L.C., Basis, Howell and the Howell Subsidiaries, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

  "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(c)(ix).

  "Current Market Price" has the meaning assigned to such term in Section
15.1(a).

  "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

  "Distribution Support Agreement" means the Distribution Support Agreement,
dated as of       , among Basis, Salomon and Genesis OLP, which sets forth the agreement of Basis, Salomon and Genesis OLP relating to the purchase of APIs.

  "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

  "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

  "Event of Withdrawal" has the meaning assigned to such term in Section
11.1(a).

  "GP Unit" means a Partnership Security representing a fractional part of the Partnership Interest of the General Partner and having the rights and obligations specified with respect to GP Units in this Agreement.

  "General Partner" means Genesis Energy, L.L.C. and its successors and permitted assigns as general partner of the Partnership.

  "General Partner Interest" means the ownership interest of a General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by GP Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

  "Genesis Energy, L.L.C." means Genesis Energy, L.L.C., a Delaware limited liability company, which is currently the General Partner of the Partnership, and its successors.

  "Genesis OLP" means Genesis Crude Oil, L.P., a Delaware limited partnership, and its successors.

  "Genesis OLP Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Genesis Crude Oil, L.P., as it may be amended, supplemented or restated from time to time.

  "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

  "Group Member" means a member of the Partnership Group.

  "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

  "Howell" means Howell Corporation, a Delaware corporation.

  "Howell Subsidiaries" means Howell Crude Oil Company, a Delaware corporation, Howell Pipeline Texas, Inc., a Delaware corporation, Howell Pipeline U.S.A., Inc., a Delaware corporation, Howell Power Systems, Inc., a Delaware corporation, and Howell Transportation Services, Inc., a Delaware corporation.

  "Incentive Compensation Payment" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Indemnified Persons" has the meaning assigned to such term in Section
7.12(c).

  "Indemnitee" means (a) the General Partner, any Departing Partner and any Person who is or was an Affiliate of the General Partner or any Departing Partner, (b) any Person who is or was a director, officer, employee, agent or trustee of the Partnership, Genesis OLP or any other Subsidiary of the Partnership, (c) any Person who is or was a member, officer, director, employee, agent or trustee of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner, or any Affiliate of any such Person, and (d) any Person who is or was serving at the request of the General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

  "Initial Common Unit" means a Common Unit sold in the Initial Offering.

  "Initial Limited Partners" means the Underwriters upon being admitted to the Partnership in accordance with Section 10.1.

  "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

  "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

  "LLC Contribution Amount" has the meaning assigned to such term in the Conveyance Agreement.

  "LLC Overallotment Contribution" has the meaning assigned to such term in the Conveyance Agreement.

  "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner, and any Partner upon the change of its status from General Partner to Limited Partner pursuant to
Section 11.3 and (b) solely for purposes of Articles V, VI, VII and IX and
Section 12.4, each Assignee.

  "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

  "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the Partners have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

  "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

  "Master Credit Support Agreement" means the Master Credit Support Agreement,
dated as of       , among Genesis OLP, Salomon and Basis which sets forth the agreement of Genesis OLP and Salomon relating to the credit support to be provided by Salomon to Genesis OLP and the agreement of Genesis OLP and Basis regarding working capital to be provided by Basis to Genesis OLP.

  "Majority Interest" means at least a majority in Voting Power of the Outstanding Limited Partner Interests.

  "Merger Agreement" has the meaning assigned to such term in Section 14.1.

  "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

  "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

  "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain for such taxable year over the Partnership's items of loss and deduction for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under
Section 6.1(c).

  "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction for such taxable year over the Partnership's items of income and gain for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with
Section 5.5(b) and shall not include any items specially allocated under
Section 6.1(c).

  "Ninety Percent Interest" means at least 90% in Voting Power of the Outstanding Limited Partner Interests.

  "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Limited Partner Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.8.

  "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

  "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

  "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

  "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b) hereof.

  "OLP Common Unit" has the meaning assigned to the term "Common Unit" in the Genesis OLP Partnership Agreement.

  "OLP Parity Unit" has the meaning assigned to the term "Parity Unit" in the Genesis OLP Partnership Agreement.

  "OLP Subordinated Unit" has the meaning assigned to the term "Subordinated Unit" in the Genesis OLP Partnership Agreement.

  "OLP Unit" has the meaning assigned to the term "Unit" in the Genesis OLP Partnership Agreement.

  "OLP Unitholders" has the meaning assigned to the term "Unitholders" in the Genesis OLP Partnership Agreement.

  "Operating General Partner" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of their Affiliates) acceptable to the General Partner in its reasonable discretion.

  "Option Closing Date" has the meaning assigned to such term in the Underwriting Agreement.

  "Organizational Limited Partner" means Wayne Kubicek in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

  "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that such Partnership Securities shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement).

  "Over-allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

  "Parity Units" means Common Units and all other Limited Partner Interests having rights to distributions or in liquidation ranking on a parity with the Common Units.

  "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

  "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

  "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

  "Partner" means the General Partner and each Limited Partner.

  "Partnership" means Genesis Energy, L.P., a Delaware limited partnership, and any successors thereto.

  "Partnership Group" means the Partnership, Genesis OLP and any other Subsidiary of the Partnership, treated as a single consolidated entity.

  "Partnership Interest" means an ownership interest in the Partnership, which shall include General Partner Interests and Limited Partner Interests.

  "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

  "Partnership Security" means any class or series of equity interest in the Partnership and shall include, without limitation, Common Units and GP Units.

  "Percentage Interest" means as of the date of such determination (a) as to any Partner or Assignee holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraph (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Partner or Assignee by (B) the total number of all Outstanding Units, and (b) as to the holders of additional Partnership Securities issued by the Partnership in accordance with
Section 5.6, the percentage established as a part of such issuance.

  "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

  "Pro Rata" means (a) when modifying Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests and (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their respective Percentage Interests.

  "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

  "Quarter" means, unless the context requires otherwise, a calendar quarter.

  "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

  "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or participate in any offer.

  "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

  "Redeemable Interests" means any Limited Partner Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.9.

  "Redemption and Registration Rights Agreement" means the Redemption and Registration Rights Agreement, dated as of , among Basis, Howell, the Howell Subsidiaries, the Partnership and Genesis OLP which sets forth the agreement regarding the redemption of OLP Common Units by Genesis OLP.

  "Redemption Proceeds" means any cash received by the Partnership from the issuance of Partnership Securities which cash is to be contributed to Genesis OLP and used by Genesis OLP to redeem OLP Common Units pursuant to the Redemption and Registration Rights Agreement.

  "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-11545) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

  "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses under Section 6.1(b) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(c)(i), 6.1(c)(ii), 6.1(c)(iii), 6.1(c)(vi) or 6.1(c)(viii).

  "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

  "Salomon" means Salomon Inc, a Delaware corporation.

  "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

  "Security Agreement" means the Security Agreement, dated as of      , 1996,
among Genesis OLP, Salomon and the Secured Parties (as defined in the Security Agreement) securing the obligations of Genesis OLP under the Master Credit Support Agreement and creating a security interest in the Collateral (as defined in the Security Agreement) in favor of the Collateral Agent (as defined in the Security Agreement).

  "Special Approval" means approval by a majority of the members of the Audit Committee.

  "Subordination Period" has the meaning assigned to such term in the Genesis OLP Partnership Agreement.

  "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of such partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

  "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

  "Trading Day" has the meaning assigned to such term in Section 15.1(a).

  "transfer" has the meaning assigned to such term in Section 4.4(a).

  "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units.

  "Transfer Application" means an application and agreement for transfer of Partnership Securities in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

  "Two-Thirds Interest" means at least 66 2/3% in Voting Power of the Outstanding Limited Partner Interests.

  "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

  "Underwriting Agreement" means the Underwriting Agreement dated      , 1996,
among the Underwriters, the Partnership, Genesis OLP, the General Partner and certain other parties, providing for the purchase of Common Units by such Underwriters.

  "Unit" means a Common Unit or a GP Unit or any other Partnership Security that is designated as a "Unit."

  "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

  "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

  "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

  "Voting Power" means the right, if any, of the holder of a Partnership Security to vote on Partnership matters. Each Common Unit shall entitle the holder thereof to one vote. Each additional Partnership Security shall entitle the holder thereof to such vote, if any, as shall be established at the time of issuance of such Partnership Security.

  "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

1.2 Construction

  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                  ARTICLE II

                                 Organization

2.1 Formation

  The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Genesis Energy, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

2.2 Name

  The name of the Partnership shall be "Genesis Energy, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices

  Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be CT Corporation System. The principal office of the Partnership shall be located at 500 Dallas, Suite 3200, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 500 Dallas, Suite 3200, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

2.4 Purpose and Business

  The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a general partner in Genesis OLP and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a general partner in Genesis OLP pursuant to the Genesis OLP Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that Genesis OLP is permitted to engage in by the Genesis OLP Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity,
(c) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that, notwithstanding the foregoing, the Partnership shall not engage in the activities described in (b) and (c) above if (x) there are any outstanding OLP Units that are not held by the Partnership, which OLP Units give the holders thereof the right to cause Genesis OLP to redeem such OLP Units based on a value that is tied to the value of Partnership Securities and, as a result of engaging in such activities, the relative values of such OLP Units and Partnership Securities will be materially affected or (y) there are any outstanding OLP Subordinated Units. The General Partner has no obligation or duty to the Partnership, the Limited Partners, or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

2.5 Powers

  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

2.6 Power of Attorney

  (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to
Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

    (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
  (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

    (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

  Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

  (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7 Term

  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the close of Partnership business on December 31, 2086 or until the earlier dissolution of the Partnership in accordance with the provisions of
Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

2.8 Title to Partnership Assets

  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                          Rights of Limited Partners

3.1 Limitation of Liability

  The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

3.2 Management of Business

  No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware
Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

3.3 Outside Activities of the Limited Partners

  Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

3.4 Rights of Limited Partners

  (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

    (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

    (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local tax returns for each year;

    (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

    (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

    (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

    (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

  (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable,
(i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                  ARTICLE IV

                   Certificates; Record Holders; Transfer of
                     Partnership Interests; Redemption of
                             Partnership Interests

4.1 Certificates

  Upon the Partnership's issuance of Common Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Common Units being so issued. In addition, the General Partner may cause the Partnership to issue Certificates evidencing ownership of one or more other classes or series of Partnership Securities. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent.

4.2 Mutilated, Destroyed, Lost or Stolen Certificates

  (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver and, in the case of a Common Unit Certificate, the Transfer Agent shall countersign, in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

  (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver and, in the case of a Common Unit Certificate, the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

    (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

    (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

    (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

    (iv) satisfies any other reasonable requirements imposed by the Partnership.

  If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

  (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

4.3 Record Holders

  The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which Limited Partner Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Limited Partner Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

4.4 Transfer Generally

  (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, or by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

  (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article
IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

  (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any interest holder in the General Partner of any or all of the issued and outstanding interests in the General Partner.

4.5 Registration and Transfer of Limited Partner Interests

  (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interest, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver and, in the case of Common Units, the Transfer Agent shall countersign, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

  (b) Except as otherwise provided in Section 4.8, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

  (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

  (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

  (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

4.6 Transfer of a General Partner's General Partner Interest

  Prior to December 31, 2006, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (a) has been approved by the prior written consent or vote of the holders of a Majority Interest or (b) is of all, but not less than all, of its General Partner Interest to (i) an Affiliate of the General Partner or (ii) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person. Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless
(x) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Genesis OLP Partnership Agreement and to be bound by the provisions of this Agreement and the Genesis OLP Partnership Agreement, (y) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of Genesis OLP or cause the Partnership or Genesis OLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (z) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

4.7 Restrictions on Transfers

  (a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or Genesis OLP under the laws of the jurisdiction of its formation or (iii) cause the Partnership or Genesis OLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

  (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or Genesis OLP becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

  (c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

4.8 Citizenship Certificates; Non-citizen Assignees

  (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

  (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Limited Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

  (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

  (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to
Section 4.9, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

4.9 Redemption of Partnership Interests of Non-citizen Assignees

  (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Limited Partner Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner or Assignee as follows:

    (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

    (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

    (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

    (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

  (b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

  (c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interests before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interests certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

                     Capital Contributions and Issuance of
                             Partnership Interests

5.1 Organizational Contributions

  In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00 for an interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $990.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Conveyance Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-nine percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

5.2 Contributions by General Partner

  (a) On the Closing Date and pursuant to the Conveyance Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, cash in an amount equal to the LLC Contribution Amount in exchange for the number of GP Units specified in Section 2.2(a) of the Conveyance Agreement and the continuation of its General Partner Interest in the Partnership, subject to all of the rights, privileges and duties of the General Partner under this Agreement.

  (b) Upon the issuance of any Common Units pursuant to the exercise of the Over-allotment Option, the General Partner shall be required to make an additional Capital Contribution equal to the LLC Overallotment Contribution in exchange for a number of additional GP Units equal to 2/98ths of the number of Common Units issued to the Underwriters pursuant to Section 5.3(b). All cash contributed to the Partnership in exchange for the GP Units issued to the General Partner pursuant to this Section 5.2(b) shall be contributed to Genesis OLP.

  (c) If the Partnership issues Partnership Securities, other than Common Units issued pursuant to Sections 5.3(a) and 5.3(b), then: (i) if the proceeds of such issuance of Partnership Securities will be used to redeem OLP Units pursuant to the terms of the Redemption and Registration Rights Agreement, the General Partner shall not make an additional Capital Contribution to the Partnership in conjunction with the issuance of such Partnership Securities and (ii) if the proceeds of such issuance of Partnership Securities will be used for purposes other than to redeem OLP Units pursuant to the terms of the Redemption and Registration Rights Agreement, the General Partner shall make an additional Capital Contribution to the Partnership in conjunction with the issuance of such Partnership Securities in exchange for a number of GP Units sufficient to maintain the Percentage Interest of the General Partner's General Partner Interest existing prior to the issuance of such Partnership Securities.

  (d) Except as set forth in Sections 5.2(a), 5.2(b) and 5.2(c) and Article XII, the General Partner shall not be obligated to make any Capital Contributions to the Partnership.

5.3 Contributions by Initial Limited Partners

  (a) On the Closing Date, simultaneous with the Capital Contribution referred to in Section 5.2(a), each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting

Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing
(i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. All cash contributed to the Partnership in exchange for the Common Units issued to the Underwriters on the Closing Date pursuant to this Section 5.3(a) remaining after the payment or reservation of amounts for payment of all expenses associated with the Initial Offering shall be contributed to Genesis OLP.

  (b) Upon the exercise of the Over-allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Common Unit. All cash contributed to the Partnership in exchange for the Common Units issued to the Underwriters pursuant to this Section 5.3(b) shall be contributed to Genesis OLP.

  (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to Section 5.3(a) in aggregate number equal to 7,500,000 and (ii) the "Option Units" as such term is defined in the Underwriting Agreement in aggregate number up to 1,125,000 issuable upon exercise of the Over-allotment Option pursuant to
Section 5.3(b).

5.4 Interest and Withdrawal

  No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

5.5 Capital Accounts

  (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to
Section 6.1.

  (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

    (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Genesis OLP Partnership Agreement) of all property owned by Genesis OLP.

    (ii) All underwriting discounts and commissions incurred by the Partnership in connection with the issuance of Partnership Securities that can neither be deducted nor amortized under Section 709 of the Code shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such costs are incurred and shall be allocated 100% to the holders of such Partnership Securities in accordance with their relative Percentage Interests. All other fees and other expenses incurred by the Partnership to promote the sale of (or to sell) Partnership Securities that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

    (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

    (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

    (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

    (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
  Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
  6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

  (c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership's properties and liabilities shall be deemed (i) to have been distributed in liquidation of the Partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to Section 12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)) and recontributed by such Partners in reconstitution of the Partnership or (ii) in the event of a termination of the Partnership that occurs after the finalization of Proposed Treasury Regulation Section 1.704-1(b)(1)(iv), to have been contributed to a new partnership which will be deemed to be a continuation of, and successor to, the Partnership and the Partnership will be deemed to make liquidating distributions of the interests in this new partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to
Section 12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)). Any such deemed distribution and contribution, in the case of a characterization under clause (i) of the preceding sentence, or any such deemed contribution and distribution, in the case of a characterization under clause (ii) of the preceding sentence, shall be treated as an actual contribution and distribution for purposes of this
Section 5.5. In such event, the Carrying Values of the Partnership properties shall be adjusted immediately prior to such deemed distribution and contribution, or deemed contribution and distribution, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv) and Section 5.5 hereof and such Carrying Values shall then constitute the Agreed Values of such properties upon such deemed contribution to the new partnership. In either case, the Capital Accounts of the new partnership that results under the applicable characterization shall be maintained in accordance with the principles of this
Section 5.5.

  (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Securities shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

  (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed contribution and/or distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

5.6 Issuances of Additional Partnership Securities

  (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

  (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem such Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange;
(vi) the terms and conditions upon which such Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

  (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities pursuant to this Section 5.6, (ii) the conversion of a General Partner Interest into Common Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of a General Partner Interest into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Common Units or other Partnership Securities are listed for trading.

  (d) If the Partnership shall issue any Partnership Securities at a time when there are any outstanding OLP Units that are not held by the Partnership, which OLP Units give the holders thereof the right to cause Genesis OLP to redeem such OLP Units based on a value that is tied to the value of Partnership Securities, the Partnership shall contribute the net proceeds raised in connection with all such issuances of Partnership Securities (including Partnership Securities issued to the General Partner) as a Capital Contribution to Genesis OLP if the contribution of such net proceeds to Genesis OLP is required to maintain the relative values of the OLP Units and the Partnership Securities.

5.7 Limitations on Issuance of Additional Partnership Securities

  The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

    (a) During the Subordination Period, the Partnership shall not issue an aggregate of more than 3,750,000 additional Parity Units without the prior approval of the holders of a majority of the Outstanding Common Units; provided, however that the number of additional Parity Units that may be issued without the prior approval of the holders of a majority of the Outstanding Common Units shall be reduced by the number of OLP Parity Units issued by Genesis OLP to any Person other than the Partnership. In applying this limitation, there shall be excluded Common Units issued (i) in connection with the exercise of the Over-allotment Option, (ii) in accordance with Section 5.7(b), (iii) in connection with the redemption of OLP Common Units pursuant to the Redemption and Registration Rights Agreement, (iv) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member and (v) in the event of a combination or subdivision of Common Units.

    (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Limited Partners if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

      (A) the amount of Adjusted Operating Surplus generated by Genesis OLP on a per-unit basis (for all Outstanding OLP Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

      (B) the actual amount of Adjusted Operating Surplus generated by Genesis OLP on a per-unit basis (for all Outstanding OLP Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

    If the issuance of Partnership Securities with respect to an Acquisition or a Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of Genesis OLP generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis not inconsistent with the procedure, as applicable, set forth in Appendix E to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units or Partnership Securities to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

    (c) During the Subordination Period, the Partnership shall not issue additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a majority of the Outstanding Common Units.

    (d) No fractional Common Units shall be issued by the Partnership.

5.8 Limited Preemptive Right

  Except as provided in this Section 5.8 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

5.9 Splits and Combination

  (a) Subject to Section 5.9(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units (including the number of additional Parity Units that may be issued pursuant to Section 5.7 without a vote of the Limited Partners) are proportionately adjusted retroactive to the beginning of the Partnership.

  (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

  (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

  (d) The Partnership shall not issue fractional Common Units upon any distribution, subdivision or combination of Common Units. If a distribution, subdivision or combination of Common Units would result in the issuance of fractional Common Units but for the provisions of Section 5.7(d) and this
Section 5.9(d), each fractional Common Unit shall be rounded to the nearest whole Common Unit (and a 0.5 Common Unit shall be rounded to the next higher Common Unit).

5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests

  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                  ARTICLE VI

                         Allocations and Distributions

6.1 Allocations for Capital Account Purposes

  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided hereinbelow.

  (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(c), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

    (i) First, 100% to the General Partner until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years; and

    (ii) Second, the balance, if any, 100% to the Partners in accordance with their respective Percentage Interests.

  (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(c), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

    (i) First, 100% to the Partners in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Limited Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

    (ii) Second, the balance, if any, 100% to the General Partner.

  (c) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

    (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(c), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(c) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(c)(v) and 6.1(c)(vi)). This Section 6.1(c)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

    (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(c)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(c), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(c), other than Section 6.1(c)(i) and other than an allocation pursuant to Sections 6.1(c)(v) and 6.1(c)(vi), with respect to such taxable period. This Section 6.1(c)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

    (iii) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(c)(i) or (ii).

    (iv) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(c)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(c)(iv) were not in this Agreement.

    (v) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

    (vi) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

    (vii) Nonrecourse Liabilities. For purposes of Treasury Regulation
  Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

    (viii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

    (ix) Curative Allocation.

      (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed

    Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(c)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(c)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

      (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(c)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(c)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

6.2 Allocations for Tax Purposes

  (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

  (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

    (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
  Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or (ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

  (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or
Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

  (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or the legislative history of
Section 197 of the Code. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

  (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

  (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

  (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) if the Over-allotment Option is not exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month or (ii) if the Over-allotment Option is exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

  (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

6.3 Distributions to Record Holders

  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 1997, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion in accordance with their respective Percentage Interests. The immediately preceding sentence shall not require any distribution of cash if and to the extent such distribution would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Partnership is a party or by which it is bound or its assets are subject. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

  (b) In the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

  (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

  (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

                                  ARTICLE VII

                     Management and Operation of Business

7.1 Management

  (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to
Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the

Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

    (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

    (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

    (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

    (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group, the lending of funds to other Persons, the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

    (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

    (vi) the distribution of Partnership cash;

    (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

    (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

    (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, Genesis OLP from time to time), subject, however, to the restrictions set forth in Section 2.4;

    (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

    (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

    (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

    (xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, and, unless restricted or prohibited by Section 5.7, the issuance of additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities; and

    (xiv) the undertaking of any action in connection with the Partnership's participation as a general partner of Genesis OLP including, without limitation, exercising the authority granted to the Partnership in Section 7.3(d) of the Genesis OLP Partnership Agreement to make certain decisions relating to the operation and conduct of the business of Genesis OLP.

  (b) Notwithstanding any other provision of this Agreement, the Genesis OLP Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the other agreements and documents filed as exhibits to the Registration Statement, and the other agreements described in the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to
Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

7.2 Certificate of Limited Partnership

  The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

7.3 Restrictions on General Partner's Authority

  (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (ii) admitting a Person as a Partner; (iii) amending this Agreement in any manner; or (iv) transferring its General Partner Interest.

  (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group in a single transaction or a series of related transactions, without the approval of holders of a Majority Interest; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance; and provided, futher, that this provision shall not preclude or limit the ability of Genesis OLP to sell, exchange or otherwise dispose of all of the assets of Genesis OLP in a single transaction or a series of related transactions that is approved by the OLP Unitholders as provided in Section 7.3(b) of the Genesis OLP Partnership Agreement.

  (c) Without the approval of holders of a Majority Interest, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Genesis OLP Partnership Agreement or, except as expressly permitted by
Section 7.9(d), take any action permitted to be taken by a partner of Genesis OLP, in either case, that would have a material adverse effect on the Partnership as a partner of Genesis OLP or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of Genesis OLP; provided, however, that if a vote of the holders of OLP Units is to be taken (A) as required by Section 3.6 of the Distribution Support Agreement to approve an amendment to the Distribution Support Agreement, (B) to approve the sale, exchange or other disposition of all or substantially all of the assets of Genesis OLP, (C) to approve the merger or consolidation of Genesis OLP, or (D) to approve the dissolution of Genesis OLP, the General Partner will call a special meeting of the Limited Partners at which special meeting the Limited Partners will be asked to vote on the proposal for which a vote of the holders of OLP Units is to be taken, and following the vote of the Limited Partners the General Partner will vote the Partnership's OLP Units on such proposal in the same ratios as the votes of the Limited Partner Interests were cast on such proposal, either for, against or abstaining.

  (d) At all times while serving as the general partner of the Partnership, the General Partner shall not make any dividend or distribution on, or repurchase any shares of, its stock or take any other action within its control if the effect of such action would cause its net worth, independent of its interest in the Partnership Group, to be less than $7.5 million or such lower amount, which based on an Opinion of Counsel that states, (i) based on a change in the position of the Internal Revenue Service with respect to partnership status pursuant to Code Section 7701, such lower amount would not cause the Partnership or Genesis OLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes and (ii) would not result in the loss of the limited liability of any Limited Partner or of any limited partner of Genesis OLP.

7.4 Reimbursement of the General Partner

  (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Genesis OLP Partnership Agreement, the General Partner shall not be compensated for its services as general partner of any Group Member.

  (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this
Section 7.4
shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

  (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities pursuant to any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to
Section 4.6.

7.5 Outside Activities

  (a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as a general partner of the Partnership, Genesis OLP and any other partnership of which the Partnership or Genesis OLP is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership or any such other partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities of any Group Member and (iii) shall not, and shall cause its Affiliates (other than a Group Member) not to, engage in the business of (A) crude oil gathering at the wellhead in the states of Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas, or any states contiguous to such states, or (B) transporting for third parties crude oil by pipeline along the routes of the Partnership's crude oil pipelines owned as of the Closing Date. Notwithstanding the above restrictions: (x) Affiliates of the General Partner will not be restricted from any activity incidental to their refinery operations so long as such activities are not substantially in competition with the lease gathering operations of the Partnership, (y) such restrictions will not prevent Affiliates of the General Partner from entering into joint ventures or strategic alliances with the Partnership, and (z) such restrictions will not apply to purchases of crude oil for feedstock supply for Howell's research and reference fuels business.

  (b) Except as restricted by Section 7.5(a), each Indemnitee shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Genesis OLP Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

  (c) Subject to the terms of Sections 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership, and the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

  (d) The General Partner and any of its Affiliates may acquire Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of a General Partner or Limited Partner, as applicable, relating to such Partnership Securities.

  (e) The term "Affiliates" when used in Section 7.5 with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner

  (a) The General Partner or any Affiliate thereof may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

  (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

  (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

  (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

  (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Conveyance Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval,
(iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Audit Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit Committee deems relevant under the circumstances.

  (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

  (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

7.7 Indemnification

  (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this
Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

  (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

  (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

  (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

  (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

  (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

  (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.8 Liability of Indemnitees

  (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

  (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

  (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

  (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.9 Resolution of Conflicts of Interest

  (a) Unless otherwise expressly provided in this Agreement or the Genesis OLP Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, Genesis OLP or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Genesis OLP Partnership Agreement, of any agreement contemplated herein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Audit Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Audit Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Audit Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Audit Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

  (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, Genesis OLP or any Limited Partner, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Genesis OLP Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definition of Available Cash shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable Genesis OLP to make Incentive Compensation Payments or (B) hasten the expiration of the Subordination Period or the conversion of any OLP Subordinated Units into OLP Common Units.

  (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

  (d) The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

7.10 Other Matters Concerning the General Partner

  (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

  (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

7.11 Purchase or Sale of Partnership Securities

  The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that the General Partner may not cause the Partnership or any other Group Member to purchase OLP Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner and any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

7.12 Registration Rights of the General Partner and its Affiliates

  (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Audit Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the Partnership Securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.11(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of Partnership Securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

  (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under
Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

  (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a General Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

  (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

7.13 Reliance by Third Parties

  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                 ARTICLE VIII

                    Books, Records, Accounting and Reports

8.1 Records and Accounting

  The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

8.2 Fiscal Year

  The fiscal year of the Partnership shall be the calendar year.

8.3 Reports

  (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Limited Partner Interest as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

  (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Limited Partner Interest, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which Limited Partner Interests are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                  ARTICLE IX

                                  Tax Matters

9.1 Tax Returns and Information

  The General Partner shall arrange for the preparation and timely filing of all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

9.2 Tax Elections

  (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of such Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

  (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

  (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

9.3 Tax Controversies

  Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Withholding

  Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may be treated as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             Admission of Partners

10.1 Admission of Initial Limited Partners

  Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

10.2 Admission of Substituted Limited Partner

  By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interest so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

10.3 Admission of Successor General Partner

  A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner's General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership and Genesis OLP without dissolution.

10.4 Admission of Additional Limited Partners

  (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement in exchange for Limited Partner Interests shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and
(ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

  (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

10.5 Amendment of Agreement and Certificate of Limited Partnership

  To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                  ARTICLE XI

                       Withdrawal or Removal of Partners

11.1 Withdrawal of the General Partner

  (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

    (i) the General Partner voluntarily withdraws from the Partnership by giving written notice to the Limited Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the General Partner voluntarily withdraws as a general partner of Genesis
  OLP);

    (ii) the General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

    (iii) the General Partner is removed pursuant to Section 11.2;

    (iv) the General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

    (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

    (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

  (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2006, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by the holders of a Majority Interest and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any limited partner of Genesis OLP or cause the Partnership or Genesis OLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2006, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its

Affiliates) own beneficially or of record or control at least 50% of the Outstanding Limited Partner Interests. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Majority Interest, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner of the other Group Members of which the General Partner is a general partner. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Limited Partners as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this
Section 11.1 shall be subject to the provisions of Section 10.3.

11.2 Removal of the General Partner

  The General Partner may not be removed without Cause. If Cause exists the General Partner may be removed if such removal is approved by the holders of a Two-Thirds Interest (including Limited Partner Interests held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the holders of a Two-Thirds Interest (including Limited Partner Interests held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner of the other Group Members of which the General Partner is a general partner. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become the successor general partner of the other Group Members of which the General Partner is a general partner. The right of the Limited Partners to remove the General Partner pursuant to this Section 11.2 shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

11.3 Interest of Departing Partner and Successor General Partner

  (a) In the event of the withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement, if a successor General Partner is elected in accordance with the terms of Section
11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its General Partner Interest and its partnership interest as a general partner in the other Group Members and if the General Partner has delivered a Conversion Election as provided in Section 7.13 of the Genesis OLP Partnership Agreement, its right to participate in distributions as provided in Section 7.13 of the Genesis OLP Partnership Agreement (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Genesis OLP Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of
Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest of the Departing Partner for such fair market value of such Combined Interest. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to
Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

  For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Common Units on any National Securities Exchange on which Common Units are then listed, the value of the Partnership's assets, the rights and obligations of the General Partner and other factors it may deem relevant.

  (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner will have the right to convert the Combined Interest into Common Units or to receive cash from the Partnership in exchange for such Combined Interest. The Departing Partner's Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to
Section 11.3(a), without reduction in such Combined Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the General Partner's Combined Interest to Common Units will be characterized as if the General Partner contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

  (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount necessary to acquire a General Partner Interest equal to the General Partner Interest of the Departing Partner. In such event, such successor General Partner shall be entitled to such Percentage Interest of all Partnership allocations and distributions and any other allocations and distributions to which the Departing Partner was entitled.

11.4 Withdrawal of Limited Partners

  No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          Dissolution and Liquidation

12.1 Dissolution

  The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

    (a) the expiration of its term as provided in Section 2.7;

    (b) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

    (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Majority Interest;

    (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act;

    (e) the dissolution of Genesis OLP; or

    (f) the sale of all or substantially all of the assets and properties of the Partnership Group.

12.2 Continuation of the Business of the Partnership After Dissolution

  Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Majority Interest may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Majority Interest. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

    (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

    (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

    (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Majority Interest to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership, nor Genesis OLP would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

12.3 Liquidator

  Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Majority Interest. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Majority Interest. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Majority Interest. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in
Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

12.4 Liquidation

  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

    (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale of all or some of the Partnership's assets would be impractical or would cause undue loss to the partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

    (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reasonable reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

    (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

12.5 Cancellation of Certificate of Limited Partnership

  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

12.6 Return of Contributions

  The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

12.7 Waiver of Partition

  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

12.8 Capital Account Restoration

  No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                 ARTICLE XIII

           Amendment of Partnership Agreement; Meetings; Record Date

13.1 Amendment to be Adopted Solely by the General Partner

  Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

    (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

    (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

    (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and Genesis OLP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable (A) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act), (B) to facilitate the trading of Limited Partner Interests

  (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners (C) in connection with action taken by the General Partner pursuant to Section 5.9, or (iii) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

    (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

    (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

    (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

    (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

    (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

    (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

    (k) a merger or conveyance pursuant to Section 14.3(d); or

    (l) any other amendments substantially similar to the foregoing.

13.2 Amendment Procedures

  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Majority Interest, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Limited Partner Interests shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Limited Partner Interests or call a meeting of the

Limited Partners to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

13.3 Amendment Requirements

  (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) whose aggregate Outstanding Limited Partner Interests constitute not less than the voting requirement sought to be reduced.

  (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or (iv) change the term of the Partnership or, except as set forth in
Section 12.1(c) or 12.1(e), give any Person the right to dissolve the Partnership.

  (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

  (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 7.3 or 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of a Ninety Percent Interest unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

  (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of a Ninety Percent Interest.

13.4 Special Meetings

  All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed and which are entitled to vote thereat. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

13.5 Notice of a Meeting

  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

13.6 Record Date

  For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or
(b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

13.7 Adjournment

  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes

  The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

13.9 Quorum

  The holders of a majority of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) of the class or classes for which a meeting has been called and which are entitled to vote represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that in the aggregate represent a majority of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) specified in this Agreement. In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) entitled to vote at such meeting represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

13.10 Conduct of a Meeting

  The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

13.11 Action Without a Meeting

  If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by a Limited Partner the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

13.12 Voting and Other Rights

  (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

  (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV

                                    Merger

14.1 Authority

  The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

14.2 Procedure for Merger or Consolidation

  Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

    (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

    (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

    (c) The terms and conditions of the proposed merger or consolidation;

    (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

    (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

    (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

    (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

14.3  Approval by Limited Partners of Merger or Consolidation

  (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of the Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of
Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

  (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Majority Interest unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

  (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

  (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any limited partner in Genesis OLP or cause the Partnership or Genesis OLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

14.4  Certificate of Merger

  Upon the required approval by the General Partner and the Limited Partners of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

14.5 Effect of Merger

  (a) At the effective time of the certificate of merger:

    (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

    (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

    (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

    (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

  (b) A merger or consolidation effected pursuant to this Article XIV shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                  ARTICLE XV

                  Right to Acquire Limited Partner Interests

15.1 Right to Acquire Limited Partner Interests

  (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding are held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

  (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of

Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and
XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

  (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                              General Provisions

16.1 Addresses and Notices

  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

16.2 Further Action

  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

16.3 Binding Effect

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.4  Integration

  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

16.5  Creditors

  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

16.6 Waiver

  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

16.7 Counterparts

  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

16.8 Applicable Law

  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

16.9 Invalidity of Provisions

  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

16.10 Consent of Partners

  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          GENESIS ENERGY, L.L.C.,
                                          As General Partner

                                          By:Basis Petroleum, Inc.
                                             As Member

                                          By: _________________________________
                                             Name:
                                             Title:

                                          _____________________________________
                                          Wayne Kubicek,
                                          As Organizational Limited Partner

                                          LIMITED PARTNERS

                                          All Limited Partners now and
                                          hereafter admitted as Limited
                                          Partners of the Partnership,
                                          pursuant to powers of attorney now
                                          and hereafter executed in favor of,
                                          and granted and delivered to the
                                          General Partner.

                                          By: _________________________________

                         EXHIBIT A TO THE AMENDED AND
                         RESTATED AGREEMENT OF LIMITED
                      PARTNERSHIP OF GENESIS ENERGY, L.P.

                      CERTIFICATE EVIDENCING COMMON UNITS

                REPRESENTING LIMITED PARTNER INTERESTS IN
                             GENESIS ENERGY, L.P.

No.                                                                Common Units

  In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Genesis Energy, L.P., a Delaware limited partnership (the "Partnership"), hereby certifies
that             (the "Holder") is the registered owner of      Common Units
representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at One Allen Center, 500 Dallas, Suite 3200, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meaning given them in the Partnership Agreement.

  The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

  This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated: _______________________________    Genesis Energy, L.P.

                                          By: Genesis Energy, L.L.C., as
                                             General Partner

Countersigned and Registered by:          By: ________________________________

                                               President and Chief Executive
                                                        Officer

   American Stock Transfer & Trust
             Company
______________________________________
   as Transfer Agent and Registrar

By:  _________________________________    By:  ________________________________
           Authorized Signature                           Secretary

[REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

  The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM--as tenants in common             UNIF GIFT MIN ACT--
TEN ENT--as tenants by the                ____________ Custodian _____________
entireties
JT TEN--as joint tenants with right       (Cust)                        (Minor)
of survivorship and not as tenants        under Uniform Gifts to Minors
in common

                                          Act _________________________________
                                                          State

   Additional abbreviations, though not in the above list, may also be used.

                          ASSIGNMENT OF COMMON UNITS

                                    IN
                             GENESIS ENERGY, L.P.

             IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
               DUE TO TAX SHELTER STATUS OF GENESIS ENERGY, L.P.

  You have acquired an interest in GENESIS ENERGY, L.P., One Allen Center, 500 Dallas, Suite 3200, Houston, Texas 77002 whose taxpayer identification number is 76-0513049. The Internal Revenue Service has issued GENESIS ENERGY, L.P.
the following tax shelter registration number:        .

  YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN GENESIS ENERGY, L.P.

  You must report the registration number as well as the name and taxpayer identification number of GENESIS ENERGY, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN GENESIS ENERGY, L.P.

  If you transfer your interest in GENESIS ENERGY, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of GENESIS ENERGY, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

  ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE INTERNAL REVENUE SERVICE.

  FOR VALUE RECEIVED,          hereby assigns, conveys, sells and transfers
                                unto         .

_____________________________________     _____________________________________
 (Please print or typewrite name and        (Please insert Social Security or
        address of Assignee)                   other identifying number of
                                                        Assignee)

                Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby
irrevocably constitute and appoint         as its attorney-in-fact with full
power of substitution to transfer the same on the books of GENESIS ENERGY, L.P.

Date: _______________________________ NOTE: The signature to any endorsement hereon must correspond with the
                                            name as written upon the face of
                                            this Certificate in every
                                            particular, without alteration,
                                            enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED BY A      _____________________________________
MEMBER FIRM OF THE NATIONAL                            (Signature)
ASSOCIATION OF SECURITIES DEALERS,
INC. OR BY A COMMERCIAL BANK OR
TRUST COMPANY

                                          _____________________________________
                                                       (Signature)

SIGNATURE(S) GUARANTEED

  No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                               ----------------

                                                                APPENDIX B

                           AMENDED AND RESTATED

                     AGREEMENT OF LIMITED PARTNERSHIP

                                    OF

                         GENESIS CRUDE OIL, L.P.

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  DEFINITIONS

 1.1 Definitions.........................................................     1
 1.2 Construction........................................................    14

                                   ARTICLE II
                                  ORGANIZATION

 2.1 Formation...........................................................    14
 2.2 Name................................................................    14
 2.3 Registered Office; Registered Agent; Principal Office;
      Other Offices......................................................    14
 2.4 Purpose and Business................................................    15
 2.5 Powers..............................................................    15
 2.6 Power of Attorney...................................................    15
 2.7 Term................................................................    16
 2.8 Title to Partnership Assets.........................................    16

                                  ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

 3.1 Limitation of Liability.............................................    17
 3.2 Management of Business..............................................    17
 3.3 Outside Activities of Limited Partners..............................    17
 3.4 Rights of Limited Partners..........................................    17

                                   ARTICLE IV
                         CERTIFICATES; RECORD HOLDERS;
                       TRANSFER OF PARTNERSHIP INTERESTS;
                      REDEMPTION OF PARTNERSHIP INTERESTS

 4.1 Certificates........................................................    18
 4.2 Mutilated, Destroyed, Lost or Stolen Certificates...................    18
 4.3 Record Holders......................................................    19
 4.4 Transfer Generally..................................................    19
 4.5 Registration and Transfer of Limited Partner Interests..............    20
 4.6 Transfer of a General Partner's General Partner
      Interest...........................................................    20
 4.7 Transfer of APIs....................................................    21
 4.8 Restrictions on Transfers...........................................    21

                                   ARTICLE V
                           CAPITAL CONTRIBUTIONS AND
                       ISSUANCE OF PARTNERSHIP INTERESTS

 5.1 Organizational Contributions........................................    21
 5.2 Contributions by General Partners...................................    22
 5.3 Contributions by Initial Limited Partners...........................    22
 5.4 Interest and Withdrawal.............................................    22
 5.5 Capital Accounts....................................................    23
 5.6 Issuances of Additional Partnership Securities......................    25
 5.7 Limitations on Issuance of Additional Partnership
      Securities.........................................................    26

 5.8  Conversion of Subordinated Units.....................................   27
 5.9  Limited Preemptive Right.............................................   28
 5.10 Splits and Combination...............................................   28
 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests....   29

                                   ARTICLE VI
                         ALLOCATIONS AND DISTRIBUTIONS

 6.1  Allocations for Capital Account Purposes.............................   29
 6.2  Allocations for Tax Purposes.........................................   33
 6.3  Requirement and Characterization of Distributions; Distributions to
       Record Holders......................................................   35
 6.4  Distributions of Available Cash from Operating Surplus...............   36
 6.5  Distributions of Available Cash from Capital Surplus.................   37
 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution
       Levels..............................................................   37
 6.7  Special Provisions Relating to the Holders of APIs...................   37
 6.8  Entity-Level Taxation................................................   38
 6.9  Special Distribution to the Initial Limited Partners and the
       Operating General Partner...........................................   38
 6.10 Characterization of Distributions as Advances or Drawings............   38

                                  ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

 7.1  Management...........................................................   38
 7.2  Certificate of Limited Partnership...................................   40
 7.3  Restrictions on the General Partners' Authority......................   40
 7.4  Reimbursement of the General Partners................................   41
 7.5  Outside Activities...................................................   42
 7.6  Loans from the General Partners; Loans or Contributions from the
       Partnership; Contracts with Affiliates; Certain Restrictions on the
       Operating General Partner...........................................   43
 7.7  Indemnification......................................................   44
 7.8  Liability of Indemnitees.............................................   45
 7.9  Resolution of Conflicts of Interest..................................   46
 7.10 Other Matters Concerning the General Partners........................   47
 7.11 Reliance by Third Parties............................................   48
 7.12 Incentive Compensation Payments to the Operating General Partner.....   48
 7.13 Conversion of Operating General Partner's Incentive Compensation
       Payment Rights......................................................   48

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

 8.1  Records and Accounting...............................................   49
 8.2  Fiscal Year..........................................................   49

                                   ARTICLE IX
                                  TAX MATTERS

 9.1  Tax Returns and Information..........................................   50
 9.2  Tax Elections........................................................   50
 9.3  Tax Controversies....................................................   50
 9.4  Withholding..........................................................   50

                                   ARTICLE X
                             ADMISSION OF PARTNERS

 10.1  Admission of General Partners......................................   51
 10.2  Admission of Successor or Transferee General Partner...............   51
 10.3  Admission of Initial Limited Partners..............................   51
 10.4  Admission of Substituted Limited Partner...........................   51
 10.5  Admission of Additional Limited Partners...........................   52
 10.6  Amendment of Agreement and Certificate of Limited Partnership......   52

                                   ARTICLE XI
                       WITHDRAWAL OR REMOVAL OF PARTNERS

 11.1  Withdrawal of Operating General Partner............................   52
 11.2  Removal of Operating General Partner...............................   54
 11.3  Interest of Departing Partner and Successor Operating General
        Partner...........................................................   54
 11.4  Withdrawal or Removal of Managing General Partner..................   54
 11.5  Withdrawal of Limited Partners.....................................   54

                                  ARTICLE XII
                          DISSOLUTION AND LIQUIDATION

 12.1  Dissolution........................................................   55
 12.2  Continuation of the Business of the Partnership After Dissolution..   55
 12.3  Liquidator.........................................................   56
 12.4  Liquidation........................................................   56
 12.5  Cancellation of Certificate of Limited Partnership.................   57
 12.6  Return of Contributions............................................   57
 12.7  Waiver of Partition................................................   57
 12.8  Capital Account Restoration........................................   57

                                  ARTICLE XIII
                      AMENDMENT OF PARTNERSHIP AGREEMENT;
                             MEETINGS; RECORD DATE

 13.1  Amendment to be Adopted Solely by Operating General Partner........   57
 13.2  Amendment Procedures...............................................   58
 13.3  Amendment Requirements.............................................   59
 13.4  Special Meetings...................................................   59
 13.5  Notice of a Meeting................................................   60
 13.6  Record Date........................................................   60
 13.7  Adjournment........................................................   60
 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.........   60
 13.9  Quorum.............................................................   60
 13.10 Conduct of a Meeting...............................................   61
 13.11 Action Without a Meeting...........................................   61
 13.12 Voting and Other Rights............................................   62

                                  ARTICLE XIV
                                    MERGER

 14.1  Authority...........................................................   62
 14.2  Procedure for Merger or Consolidation...............................   62
 14.3  Approval by Partners of Merger or Consolidation.....................   63
 14.4  Certificate of Merger...............................................   64
 14.5  Effect of Merger....................................................   64

                                   ARTICLE XV
                               GENERAL PROVISIONS

 15.1  Addresses and Notices...............................................   64
 15.2  Further Action......................................................   65
 15.3  Binding Effect......................................................   65
 15.4  Integration.........................................................   65
 15.5  Creditors...........................................................   65
 15.6  Waiver..............................................................   65
 15.7  Counterparts........................................................   65
 15.8  Applicable Law......................................................   65
 15.9  Invalidity of Provisions............................................   65
 15.10 Consent of Partners.................................................   66

          AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

                                    OF

                         GENESIS CRUDE OIL, L.P.

  THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF Genesis Crude
Oil, L.P., dated as of      , 1996, is entered into by and among Genesis
Energy, L.L.C., a Delaware limited liability company, as the Operating General Partner, Genesis Energy, L.P., a Delaware limited partnership, as the Managing General Partner and the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                ARTICLE I

                               DEFINITIONS

1.1 Definitions

  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

  "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

  "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.5 and who is shown as such on the books and records of the Partnership.

  "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

  "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period, (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period and (iii) any Capital Contributions made during such period in exchange for APIs, and (b) plus (i) any net decrease in working capital borrowings during such period, (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium and (iii) the amount of any Incentive Compensation Payments that reduced Operating Surplus for such period. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

  "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed distributed by, and recontributed to, the Partnership for federal income tax purposes upon a termination of the Partnership pursuant to Treasury Regulation Section 1.708-1(b)(1)(iv), such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Upon a termination of the Partnership following the publication of Proposed Treasury Regulation 1.708-1(b)(1)(iv) as a final regulation, an Adjusted Property deemed contributed to a new partnership in exchange for an interest in the new partnership, followed by the deemed liquidation of the Partnership shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

  "Affiliate" means, with respect to any Person, any other Person that (i) directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question or (ii) owns, beneficially, directly or indirectly, 20% or more of the outstanding capital stock, shares or other equity interests of the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

  "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

  "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the Operating General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Agreed Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code (whether before or after finalization of Proposed Treasury Regulation Section 1.708-1(b)(1)(iv)) shall be determined in accordance with Section 5.5(c)(i). Subject to Section 5.5(c)(i), the Operating General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

  "Agreement" means this Amended and Restated Agreement of Limited Partnership of Genesis Crude Oil, L.P., as it may be amended, supplemented or restated from time to time.

  "API" means a non-voting, Limited Partner Interest issued (at a rate of $100 per API) pursuant to Section 5.6 and in accordance with the Distribution Support Agreement, which non-voting, Limited Partner Interest shall confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to APIs (and no other rights otherwise available to holders of a Limited Partner Interest).

  "Assets" has the meaning assigned to such term in the Conveyance Agreement.

  "Assignee" means a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

  "Audit Committee" means a committee of the Board of Directors of the Operating General Partner composed entirely of two or more directors who are neither officers nor employees of the Operating General Partner or officers, directors or employees of any Affiliate of the Operating General Partner.

  "Available Cash," means, with respect to any Quarter ending prior to the Liquidation Date,

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings for working capital purposes made subsequent to the end of such Quarter, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Operating General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the business of the Partnership Group) subsequent to such Quarter,
  (ii) comply with applicable law or any loan agreement (including the Master Credit Support Agreement), security agreement (including the Security Agreement), mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4, 6.5 or 6.9 or to make Incentive Compensation Payments to the Operating General Partner in respect of any one or more of the next four Quarters; provided, however, that the Operating General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Operating General Partner so determines, less

    (c) the amount necessary to make Incentive Compensation Payments to the Operating General Partner pursuant to Section 7.12 with respect to such Quarter, less

    (d) any Redemption Proceeds on hand that have not yet been used by the Partnership to redeem Common Units pursuant to the Redemption and Registration Rights Agreement.

  Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

  "Basis" means Basis Petroleum, Inc., a Texas corporation.

  "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

  "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

  "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5.

  "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Conveyance Agreement.

  "Capital Improvements" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing or the construction of new capital assets (including pipeline systems, storage facilities and related assets), made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

  "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the Operating General Partner.

  "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the Operating General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common LP Units or Subordinated LP Units or a certificate, in such form as may be adopted by the Operating General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

  "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

  "Closing Date" means the first date on which MLP Common Units are sold by Genesis MLP to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

  "Commission" means the United States Securities and Exchange Commission.

  "Common GP Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all General Partners and having the rights and obligations specified with respect to a Common GP Unit in this Agreement. The term "Common GP Unit" does not refer to a Subordinated GP Unit prior to its conversion into a Common GP Unit pursuant to the terms of this Agreement.

  "Common LP Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the APIs) and having the rights and obligations specified with respect to a Common LP Unit in this Agreement. The term "Common LP Unit" does not refer to a Subordinated LP Unit prior to its conversion into a Common LP Unit pursuant to the terms of this Agreement.

  "Common Unit" means a Common GP Unit or a Common LP Unit.

  "Common Unit Arrearage" means as to any Quarter within the Subordination Period commencing prior to the Liquidation Date, the excess, if any, of (a) the Minimum Quarterly Distribution in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

  "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to the Partnership on termination and reconstitution thereof pursuant to Section 708 of the Code, whether before or after finalization of Proposed Treasury Regulation Section 1.708-1(b)(1)(iv)). Once the Carrying Value of a Contributed Property is adjusted pursuant to
Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

  "Conversion Election" has the meaning assigned to such term in Section 7.13.

  "Conveyance Agreement" means that certain Purchase and Sale and Contribution
and Conveyance Agreement, dated as of          , among the Partnership,
Genesis MLP, Genesis Energy, L.L.C., Basis, Howell and the Howell
Subsidiaries, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

  "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(ii) with respect to such Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

  "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).


  "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  "Departing Partner" means a former Operating General Partner from and after the effective date of any withdrawal or removal of such former Operating General Partner pursuant to Section 11.1 or 11.2.

  "Distribution Support Agreement" means the Distribution Support Agreement,
dated as of                , between the Partnership and Salomon, which sets
forth the agreement of the Partnership and Salomon relating to the purchase of APIs.

  "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

  "Event of Withdrawal" has the meaning assigned to such term in Section
11.1(a).

  "Excess Basis Cash" has the meaning assigned to such term in the Conveyance Agreement.

  "Excess Howell Cash" has the meaning assigned to such term in the Conveyance Agreement.

  "Excess Howell Subordinated LP Units" has the meaning assigned to such term in the Conveyance Agreement.

  "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

  "First Target Distribution" means $0.550 per Unit per Quarter (or, with respect to the Quarter ending on March 31, 1997, it means the product of $0.550 multiplied by the sum of (x) 1.00 and (y) a fraction of which the numerator is the number of days in the period commencing on the Closing Date and ending on December 31, 1996, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.8.

  "GP Unit" means a Common GP Unit or a Subordinated GP Unit.

  "General Partner" means each of the Managing General Partner and the Operating General Partner, and their successors and permitted assigns as general partners of the Partnership.

  "General Partner Interest" means the ownership interest of a General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by GP Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such General Partner is entitled as provided in this Agreement (other than the right of the Operating General Partner to receive Incentive Compensation Payments pursuant to Section 7.12), together with all obligations of such General Partner to comply with the terms and provisions of this Agreement.

  "Genesis Energy, L.L.C." means Genesis Energy, L.L.C., a Delaware limited liability company, which is currently the Operating General Partner, and its successors.

  "Genesis MLP" means Genesis Energy, L.P., a Delaware limited partnership, and its successors.

  "Genesis MLP Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., as it may be amended, supplemented or restated from time to time.

  "Group Member" means a member of the Partnership Group.

  "Howell" means Howell Corporation, a Delaware corporation.

  "Howell Affiliate Cash" has the meaning assigned to such term in the Conveyance Agreement.

  "Howell Purchase Cash" has the meaning assigned to such term in the Conveyance Agreement.

  "Howell Subsidiaries" means Howell Crude Oil Company, a Delaware corporation, Howell Pipeline Texas, Inc., a Delaware corporation, Howell Pipeline U.S.A., Inc., a Delaware corporation, Howell Power Systems, Inc., a Delaware corporation, and Howell Transportation Services, Inc., a Delaware corporation.

  "Incentive Compensation Payment" means a payment made to the Operating General Partner pursuant to Section 7.12.

  "Indemnitee" means (a) a General Partner, any Departing Partner and any Person who is or was an Affiliate of a General Partner or any Departing Partner, (b) any Person who is or was a director, officer, employee, agent or trustee of the Partnership or any Subsidiary of the Partnership, (c) any Person who is or was a member, officer, director, employee, agent, or trustee of a General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner, or any Affiliate of any such Person, and (d) any Person who is or was serving at the request of a General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, member, partner, agent, fiduciary or trustee of another Person; provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

  "Initial Common Unit" means a Common Unit issued on the Closing Date.

  "Initial Limited Partners" means Basis and the Howell Subsidiaries upon being admitted to the Partnership in accordance with Section 10.3.

  "Initial Unit Price" means the initial public offering price per MLP Common Unit at which the Underwriters offered the MLP Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective, adjusted as appropriate to give effect to any distribution, subdivision or combination of MLP Common Units.

  "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (other than sales of APIs); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets, including receivables and accounts in the ordinary course of business, and (z) sales or other dispositions of assets as part of normal retirements or replacements.

  "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner, (b) each holder of an API and (c) solely for purposes of Articles V, VI, VII and IX and Section 12.4, each Assignee.

  "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by LP Units, APIs or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

  "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

  "Liquidator" means one or more Persons selected by the Operating General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

  "LLC Overallotment Contribution" has the meaning assigned to such term in the Conveyance Agreement.

  "LP Unit" means a Common LP Unit or a Subordinated LP Unit.

  "Managing General Partner" means Genesis MLP and its successors and permitted assigns as managing general partner of the Partnership.

  "Majority Interest" means, during the Subordination Period, at least a majority in Voting Power of the Outstanding Common Units, voting as a separate class, and at least a majority in Voting Power of the Outstanding Subordinated Units, voting as a separate class and, thereafter, at least a majority of the Outstanding Units, Voting as a class, excluding in each case GP Units held by the Operating General Partner.

  "Master Credit Support Agreement" means the Master Credit Support Agreement,
dated as of          , among the Partnership, Salomon and Basis which sets
forth the agreement of the Partnership and Salomon relating to the credit support to be provided by Salomon to the Partnership and the agreement of the Partnership and Basis regarding working capital to be provided by Basis to the Partnership.

  "Merger Agreement" has the meaning assigned to such term in Section 14.1.

  "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the Quarter ending on March 31, 1997, it means the product of $0.50 multiplied by the sum of (x) 1.00 and (y) a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on December 31, 1996, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.8.

  "MLP Common Unit" has the meaning assigned to the term "Common Unit" in the Genesis MLP Partnership Agreement.

  "MLP General Partner Interest" has the meaning assigned to the term "General Partner Interest" in the Genesis MLP Partnership Agreement.

  "MLP Parity Unit" has the meaning assigned to the term "Parity Unit" in the Genesis MLP Partnership Agreement.

  "MLP Partnership Securities" has the meaning assigned to the term "Partnership Securities" in the Genesis MLP Partnership Agreement.

  "MLP Unit" has the meaning assigned to the term "Unit" in the Genesis MLP Partnership Agreement.

  "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

  "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under
Section 6.1(d).

  "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d).

  "Net MLP Proceeds" has the meaning assigned to such term in the Conveyance Agreement.

  "Net Overallotment Proceeds" has the meaning assigned to such term in the Conveyance Agreement.

  "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

  "Net Termination Loss" means, for any taxable period, the sum, if negatiave, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under
Section 6.1(d).

  "Ninety Percent Interest" means at least 90% in Voting Power of the Outstanding Units, excluding GP Units held by the Operating General Partner.

  "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

  "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

  "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

  "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partners, Incentive Compensation Payments to the Operating General Partner, debt service payments, guarantee fees and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Operating General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the Operating General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  "Operating General Partner" means Genesis Energy, L.L.C., and its successors and permitted assigns as operating general partner of the Partnership.

  "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

    (a) the sum of (i) $20 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date,
  (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes and purchases of APIs, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Operating General Partner to provide funds for future

  Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the Operating General Partner so determines.

Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

  "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or a General Partner or any of their Affiliates) acceptable to the Operating General Partner in its reasonable discretion.

  "Option Closing Date" has the meaning assigned to such term in the Underwriting Agreement.

  "Organizational Limited Partner" means Genesis MLP in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

  "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as Outstanding on the Partnership's books and records as of the date of determination.

  "Over-allotment Option" means the over-allotment option granted to the Underwriters by Genesis MLP pursuant to the Underwriting Agreement.

  "Parity Units" means Common Units and all other Partnership Securities having rights to distributions or in liquidation on a parity with the Common Units.

  "Partner" means each General Partner and each Limited Partner.

  "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

  "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

  "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

  "Partnership" means Genesis Crude Oil, L.P., a Delaware limited partnership, and any successors thereto.

  "Partnership Group" means the Partnership and any Subsidiary of the Partnership, treated as a single consolidated entity.

  "Partnership Interest" means an ownership interest in the Partnership which shall include General Partner Interests and Limited Partner Interests.

  "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

  "Partnership Security" means any class or series of equity interest in the Partnership and shall include, without limitation, Common Units, Subordinated Units and APIs.

  "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Common Unit held by the Managing General Partner.

  "Percentage Interest" means as of the date of such determination (a) as to any Partner or an Assignee holding Units, the product obtained by multiplying
(i) 100% less the percentage applicable to paragraph (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Partner or Assignee by (B) the total number of all Outstanding Units and (b) as to the holders of additional Partnership Securities issued by the Partnership in accordance with
Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an API shall at all times be zero.

  "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

  "Pro Rata" means (a) when modifying Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their respective Percentage Interests and (c) when modifying holders of APIs, apportioned among all holders of APIs in accordance with the relative number of APIs held by each such holder.

  "Quarter" means, unless the context requires otherwise, a calendar quarter.

  "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

  "Record Date" means the date established by the Operating General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Partners or (b) the identity of Record Holders entitled to receive any report or distribution or participate in any offer.

  "Record Holder" means, as of a particular Business Day, with respect to a holder of a Common Unit, a Subordinated Unit, an API or other Partnership Security, the Person in whose name such Common Unit, Subordinated Unit, API or other Partnership Security is registered on the books which the Operating General Partner has caused to be kept as of the opening of business on such Business Day.

  "Redemption and Registration Rights Agreement" means the Redemption and
Registration Rights Agreement, dated as of             , among Basis, Howell,
the Howell Subsidiaries, the Partnership and Genesis MLP which sets forth the agreement regarding the redemption of Common LP Units by the Partnership.

  "Redemption Proceeds" means any cash contributed by Genesis MLP to the Partnership which is to be used by the Partnership to redeem Common Units pursuant to the Redemption and Registration Rights Agreement.

  "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-11545) as it has been or as it may be amended or supplemented from time to time, filed by Genesis MLP with the Commission under the Securities Act to register the initial offering and sale of MLP Common Units to the public.

  "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or Section 6.1(c) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

  "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

  "Salomon" means Salomon Inc, a Delaware corporation.

  "Second Target Distribution" means $0.635 per Unit per Quarter (or, with respect to the Quarter ending on March 31, 1997, it means the product of $0.635 multiplied by the sum of (x) 1.00 and (y) a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on December 31, 1996, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.8.

  "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

  "Security Agreement" means the Security Agreement, dated as of           ,
1996, among the Partnership, Salomon and the Secured Parties (as defined in the Security Agreement) securing the obligations of the Partnership under the Master Credit Support Agreement and creating a security interest in the Collateral (as defined in the Security Agreement) in favor of the Collateral Agent (as defined in the Security Agreement).

  "Special Approval" means approval by a majority of the members of the Audit Committee.

  "Subordinated GP Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all General Partners and having the rights and obligations specified with respect to a Subordinated GP Unit in this Agreement.

  "Subordinated LP Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the APIs) and having the rights and obligations specified with respect to a Subordinated LP Unit in this Agreement.

  "Subordinated Unit" means a Subordinated GP Unit or a Subordinated LP Unit.

  "Subordination Period" means the period commencing on the Closing Date and ending on the first day of any Quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods and (iii) there are no outstanding Cumulative Common Unit Arrearages.

  "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of such partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has
(i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.4 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

  "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

  "Third Target Distribution" means $0.825 per Unit per Quarter (or, with respect to the Quarter ending on March 31, 1997, it means the product of $0.825 multiplied by the sum of (x) 1.00 and (y) a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on December 31, 1996, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.8.

  "transfer" has the meaning assigned to such term in Section 4.4(a).

  "Transfer Application" means an application and agreement for transfer of Partnership Securities in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

  "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases MLP Common Units pursuant thereto.

  "Underwriting Agreement" means the Underwriting Agreement dated
             , 1996, among the Underwriters, the Partnership, Genesis MLP, the Operating General Partner and certain other parties, providing for the purchase of MLP Common Units by such Underwriters.

  "Unit" means a Common Unit or Subordinated Unit or any other Partnership Security that is designated as a "Unit." The number and type of Units held by a Partner or an Assignee shall be as set forth on Exhibit A hereto, as amended from time to time.

  "Unitholder" means a holder of a Unit.

  "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

  "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

  "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

  "Unrecovered Capital" means at any time, with respect to (a) a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Operating General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units, and (b) an API, the excess of (i) the cash amount contributed to the Partnership in exchange for such API over (ii) any amounts previously distributed toward the redemption of such API pursuant to Section
6.4 or 12.4.

  "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

  "Voting Power" means the right, if any, of the holder of a Partnership Security to vote on Partnership matters. Each Common Unit and Subordinated Unit shall entitle the holder thereof to one vote. Each additional Partnership Security shall entitle the holder thereof to such vote, if any, as shall be established at the time of issuance of such Partnership Security.

  "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

1.2 Construction

  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                ARTICLE II

                               ORGANIZATION

2.1 Formation

  The Operating General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Genesis Crude Oil, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

2.2 Name

  The name of the Partnership shall be "Genesis Crude Oil, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the Operating General Partner in its sole discretion, including the name of a General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Operating General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices

  Unless and until changed by the Operating General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be CT Corporation System. The principal office of the Partnership shall be located at 500 Dallas, Suite 3200, Houston, Texas 77002 or such other place as the Operating General Partner may from time to time designate by notice to the other Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the Operating General Partner deems necessary or appropriate. The address of the Managing General Partner and the Operating General Partner shall be 500 Dallas, Suite 3200, Houston, Texas 77002 or such other place as the Managing General Partner or the Operating General Partner, as the case may be, may from time to time designate by notice to the Limited Partners.

2.4 Purpose and Business

  The purpose and nature of the business to be conducted by the Partnership shall be to (a) acquire, manage and operate the Assets and any similar assets or properties, and to engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any type of business or activity engaged in by Basis or Howell immediately prior to the Closing Date associated with the Assets and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (b) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Operating General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and
(c) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partners have no obligation or duty to the Partnership, the Partners, or the Assignees to propose or approve, and in their discretion may decline to propose or approve, the conduct by the Partnership of any business.

2.5 Powers

  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

2.6 Power of Attorney

  (a) Each Limited Partner and each Assignee hereby constitutes and appoints the Operating General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

    (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Operating General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Operating General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Operating General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

    (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the Operating General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the Operating General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Operating General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

  Nothing contained in this Section 2.6(a) shall be construed as authorizing the Operating General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

  (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner and Assignee hereby agrees to be bound by any representation made by the Operating General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner and Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Operating General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner and Assignee shall execute and deliver to the Operating General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Operating General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7 Term

  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the close of Partnership business on December 31, 2086 or until the earlier dissolution of the Partnership in accordance with the provisions of
Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

2.8 Title to Partnership Assets

  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, a General Partner, one or more of a General Partner's Affiliates or one or more nominees, as the Operating General Partner may determine. The General Partners hereby declare and warrant that any Partnership assets for which record title is held in the name of such General Partner or one or more of its Affiliates or one or more nominees shall be held by such General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that such General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Operating General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of such General Partner or as soon thereafter as practicable, such General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Operating General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                               ARTICLE III

                        RIGHTS OF LIMITED PARTNERS

3.1 Limitation of Liability

  The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

3.2 Management of Business

  No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware
Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of a General Partner or any officer, director, employee, member, general partner, agent or trustee of a General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

3.3 Outside Activities of Limited Partners

  Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

3.4 Rights of Limited Partners

  (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

    (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

    (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local tax returns for each year;

    (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

    (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

    (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

    (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

  (b) The General Partners may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partners deem reasonable,
(i) any information that the General Partners reasonably believe to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partners in good faith believe (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this
Section 3.4).

                                ARTICLE IV

                CERTIFICATES; RECORD HOLDERS; TRANSFER OF

        PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

4.1 Certificates

  Upon the request of any Person owning Units, APIs or other Partnership Securities, the Partnership shall issue to such Person one or more Certificates evidencing such Units, APIs or other Partnership Securities, as applicable. Certificates shall be executed on behalf of the Partnership by the Operating General Partner. Partners holding Certificates evidencing Subordinated GP Units may exchange such Certificates for Certificates evidencing Common GP Units and Partners holding Certificates evidencing Subordinated LP Units may exchange such Certificates for Certificates evidencing Common LP Units, in each case on or after the date on which such Subordinated Units are converted into Common Units pursuant to Section 5.8.

4.2 Mutilated, Destroyed, Lost or Stolen Certificates

  (a) If any mutilated Certificate is surrendered to the Operating General Partner, the Operating General Partner on behalf of the Partnership shall execute and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

  (b) The Operating General Partner on behalf of the Partnership shall execute and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

    (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

    (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

    (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership and the Partners against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

    (iv) satisfies any other reasonable requirements imposed by the Partnership.

  If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Securities represented by the Certificate is registered before the Partnership or the General Partners receive such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership or the General Partners for such transfer or for a new Certificate.

  (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses reasonably connected therewith.

4.3 Record Holders

  The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Securities, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

4.4 Transfer Generally

  (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person or by which a Limited Partner or Assignee assigns its Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

  (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article
IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

  (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any interest holder of the Operating General Partner of any or all of the issued and outstanding interests of the Operating General Partner.

4.5 Registration and Transfer of Limited Partner Interests

  (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interest evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the Operating General Partner on behalf of the Partnership shall execute, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

  (b) The Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

  (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

  (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.4, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

  (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

4.6 Transfer of a General Partner's General Partner Interest

  (a) If the Operating General Partner transfers its MLP General Partner Interest to any Person in accordance with the provisions of the Genesis MLP Partnership Agreement, the Operating General Partner shall contemporaneously therewith transfer all, but not less than all, of its General Partner Interest to such Person, and the Partners hereby expressly consent to such transfer, and following any such transfer such Person may become a successor Operating General Partner pursuant to Section 10.4(a). Except as set forth in the immediately preceding sentence, the Operating General Partner may not transfer all or any part of its General Partner Interest.

  (b) The Managing General Partner may transfer all, but not less than all, of its Partnership Interest in connection with the merger, consolidation or other combination of the Managing General Partner with or into any other Person or the transfer by the Managing General Partner of all or substantially all of its assets to another Person, and following any such transfer such Person may become a successor Managing General Partner pursuant to Section 10.4(b). Except as set forth in the immediately preceding sentence, or in connection with any pledge of (or any related foreclosure on) the Managing General Partner's Partnership Interest solely for the purpose of securing, directly or indirectly, indebtedness of Genesis MLP, a Group Member or the Managing General Partner, the Managing General Partner may not transfer all or any part of its Partnership Interest.

4.7 Transfer of APIs

  A holder of APIs may transfer any or all of the APIs held by such holder. The Operating General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of APIs and requirements for registering the transfer of APIs as the Operating General Partner, in its sole discretion, shall determine are necessary or appropriate.

4.8 Restrictions on Transfers

  (a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

  (b) The Operating General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the Operating General Partner may determine to be necessary or appropriate to impose such restrictions.

                                ARTICLE V

                        CAPITAL CONTRIBUTIONS AND

                    ISSUANCE OF PARTNERSHIP INTERESTS

5.1 Organizational Contributions

  In connection with the formation of the Partnership under the Delaware Act, the Operating General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00, for an interest in the Partnership and has been admitted as the Operating General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $990.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Conveyance Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-nine percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the Operating General Partner.

5.2 Contributions by General Partners

  (a) Contributions by the Managing General Partner.

    (i) On the Closing Date, the Managing General Partner shall, as set forth in the Conveyance Agreement, contribute cash to the Partnership in an amount equal to the Net MLP Proceeds in exchange for 7,653,061 Common GP Units.

    (ii) As further set forth in the Conveyance Agreement, if the Underwriters exercise the Over-Allotment Option, in whole or in part, the Managing General Partner shall contribute cash to the Partnership in an amount equal to the sum of (A) the Net Overallotment Proceeds plus (B) the LLC Overallotment Contribution in exchange for an additional number of Common GP Units equal to the number of MLP Units issued pursuant to Sections 5.2(b) and 5.3(b) of the Genesis MLP Partnership Agreement. The Partnership shall use the cash contributed by the Managing General Partner pursuant to this Section 5.2(a)(ii) to redeem from all of the holders of Subordinated Units, in accordance with their relative Percentage Interests, a number of Subordinated Units equal to the number of additional Common GP Units issued pursuant to this Section 5.2(a)(ii).

  (b) Contributions by the Operating General Partner. In the event that any Capital Contribution is made to the Partnership subsequent to the Closing Date (other than Capital Contributions made pursuant to Section 5.2(a)): (i) if such Capital Contribution will be used by the Partnership solely to redeem Partnership Securities pursuant to the terms of the Redemption and Registration Rights Agreement, the Operating General Partner shall not be required to make an additional Capital Contribution to the Partnership in conjunction therewith, or (ii) if such Capital Contribution will be used, in whole or in part, by the Partnership for any purpose other than the redemption of Partnership Securities pursuant to the terms of the Redemption and Registration Rights Agreement, the Operating General Partner shall make an additional Capital Contribution to the Partnership in the amount necessary to maintain an overall two percent interest in all Partnership distributions, taking into account for this purpose the Operating General Partner's General Partner Interest and any indirect interest in Partnership distributions held by the Operating General Partner as a consequence of its MLP General Partner Interest.

  (c) Except as set forth in Sections 5.2(a) and (b) and Article XII, the General Partners shall not be obligated to make any Capital Contribution to the Partnership.

5.3 Contributions by Initial Limited Partners

  (a) On the Closing Date, as set forth in the Conveyance Agreement, (i) the Howell Subsidiaries (other than Howell Crude Oil Company), shall, in the event the Howell Purchase Cash is less than the Howell Affiliate Cash, contribute to the Partnership an undivided interest in the assets described in Sections 2.4(a)(ii)-(v) of the Conveyance Agreement in exchange for the number of Subordinated LP Units specified in Section 2.4(d) of the Conveyance Agreement,
(ii) Howell Crude Oil Company shall contribute to the Partnership the assets described in Section 2.5(a)(ii) of the Conveyance Agreement in exchange for
(x) the Excess Howell Cash, (y) the Excess Howell Subordinated LP Units, and
(z) 30,792 Subordinated GP Units, and (iii) Basis shall contribute to the Partnership the assets described in Section 2.5(a)(i) of the Conveyance Agreement in exchange for (x) the Excess Basis Cash, (y) 1,771,200 Subordinated LP Units, and (z) 36,147 Subordinated GP Units.

  (b) No Limited Partner Interests will be issuable as of or at the Closing Date other than the Subordinated LP Units issued pursuant to Section 5.3(a).

5.4 Interest and Withdrawal

  No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

5.5 Capital Accounts

  (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the Operating General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

  (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

    (i) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

    (ii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

    (iii) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

    (iv) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d)
  to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the Operating General Partner may adopt.

    (v) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

  (c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership's properties and liabilities shall be deemed (i) to have been distributed in liquidation of the Partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to Section 12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)) and recontributed by such Partners in reconstitution of the Partnership or (ii) in the event of a termination of the Partnership that occurs after the finalization of Proposed Treasury Regulation Section 1.704-1(b)(1)(iv), to have been contributed to a new partnership which will be deemed to be a continuation of, and successor to, the Partnership and the Partnership will be deemed to make liquidating distributions of the interests in this new partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to
Section 12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)). Any such deemed distribution and contribution, in the case of a characterization under clause (i) of the preceding sentence, or any such deemed contribution and distribution, in the case of a characterization under clause (ii) of the preceding sentence, shall be treated as an actual contribution and distribution for purposes of this
Section 5.5. In such event, the Carrying Values of the Partnership properties shall be adjusted immediately prior to such deemed distribution and contribution, or deemed contribution and distribution, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv) and Section 5.5 hereof and such Carrying Values shall then constitute the Agreed Values of such properties upon such deemed contribution to the new Partnership. In either case, the Capital Accounts of the new Partnership that results under the applicable characterization shall be maintained in accordance with the principles of this
Section 5.5.

    (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the conversion of the Operating General Partner's Combined Interest to MLP Common Units pursuant to Section 11.3(b) of the Genesis MLP Partnership Agreement, or the conversion of the Operating General Partner's right to Incentive Compensation Payments pursuant to
  Section 7.13, the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance or conversion shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would be allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Units shall be determined by the Operating General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Operating General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The Operating General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

    (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would be allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, whether before or after the finalization of Proposed Treasury Regulation Section 1.704-1(b)(l)(iv), be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

5.6 Issuances of Additional Partnership Securities

  (a) Subject to Sections 5.7 and 7.3(d), the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the Operating General Partner in its sole discretion, all without the approval of any Limited Partners.

  (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Operating General Partner in the exercise of its sole discretion, including
(i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem such Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Partnership Security will be issued, evidenced by Certificates and assigned or transferred; and (vii) the right, if any, of such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

  (c) The Operating General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities pursuant to this Section 5.6, (ii) the admission of Additional Limited Partners and (iii) all additional issuances of Partnership Securities. The Operating General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of Partnership Securities being so issued. The Operating General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.


5.7 Limitations on Issuance of Additional Partnership Securities

  The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

  (a) During the Subordination Period, the Partnership shall not issue an aggregate of more than 3,750,000 additional Parity Units without the prior approval of the holders of a Majority Interest; provided, however, that the number of additional Parity Units that may be issued without the prior approval of the holders of a Majority Interest shall be reduced by the number of MLP Parity Units issued by Genesis MLP that count against the limitation on issuance of MLP Parity Units in Section 5.7(a) of the Genesis MLP Partnership Agreement. In applying this limitation, there shall be excluded Common GP Units issued (i) to Genesis MLP, (ii) in accordance with Section 5.7(b), (iii) pursuant to the employee benefit plans of a General Partner, the Partnership or any other Group Member and (iv) in the event of a combination or subdivision of Common Units.

  (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Partners if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

    (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding OLP Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

    (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding OLP Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

  If the issuance of Partnership Securities with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of Genesis OLP generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis not inconsistent with the procedure, as applicable, set forth in Appendix E to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units or Partnership Securities to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

  (c) During the Subordination Period, the Partnership shall not issue additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Majority Interest.

5.8 Conversion of Subordinated Units

  (a) A total of 16,735 of the Outstanding Subordinated GP Units will convert into Common GP Units on a one-for-one basis and a total of 820,000 of the Outstanding Subordinated LP Units will convert into Common LP Units on a one-for-one basis on the first day after the Record Date for distributions in respect of any Quarter ending on or after December 31, 1999, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods; and

    (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that notwithstanding anything else herein contained the total number of Outstanding Subordinated GP Units that may be converted pursuant to this Section 5.8(a) shall be reduced by a number equal to one quarter of the Subordinated GP Units, if any, redeemed by the Partnership pursuant to Section 5.2(a)(ii); and provided, further, that notwithstanding anything else herein contained the total number of Outstanding Subordinated LP Units that may be converted pursuant to this Section 5.8(a) shall be reduced by a number equal to one quarter of the Subordinated LP Units, if any, redeemed by the Partnership pursuant to Section 5.2(a)(ii).

  (b) An additional 16,735 of the Outstanding Subordinated GP Units will convert into Common GP Units on a one-for-one basis and an additional 820,000 of the Outstanding Subordinated LP Units will convert into Common LP Units on a one-for-one basis on the first day after the Record Date for distributions in respect of any Quarter ending on or after December 31, 2000, in respect of which:

    (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods; and

    (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, during such periods; and

    (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a); and provided, further, that notwithstanding anything else herein contained the total number of Outstanding Subordinated GP Units that may be converted pursuant to this Section 5.8(b) shall be reduced by a number equal to one quarter of the Subordinated Units, if any, redeemed by the Partnership pursuant to Section 5.2(a)(ii); and provided further that notwithstanding anything else herein contained the total number of Outstanding Subordinated LP Units that may be converted pursuant to this Section 5.8(b) shall be reduced by a number equal to one quarter of the Subordinated Units, if any, redeemed by the Partnership pursuant to Section 5.2(a)(ii).

  (c) (i) In the event that Outstanding Subordinated GP Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated GP Units, then, unless all of the holders of Subordinated GP Units shall agree to a different allocation, the Subordinated GP Units that are to be converted into Common GP Units shall be allocated among all of the holders of Subordinated GP Units in accordance with their relative Percentage Interests.

  (ii) In the event that Outstanding Subordinated LP Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated LP Units, then, unless all of the holders of Subordinated LP Units shall agree to a different allocation, the Subordinated LP Units that are to be converted into Common LP Units shall be allocated among all of the holders of Subordinated LP Units in accordance with their relative Percentage Interests.

  (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and 5.8(b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

5.9 Limited Preemptive Right

  Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The Operating General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the Operating General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the Operating General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

5.10 Splits and Combination

  (a) The Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

  (b) The Partnership may make distributions of Partnership Securities and effect subdivisions and combinations of Partnership Securities to reflect any such distribution, subdivision or combination of the MLP Partnership Securities.

  (c) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Operating General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Operating General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Operating General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

  (d) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Operating General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests

  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                ARTICLE VI

                      ALLOCATIONS AND DISTRIBUTIONS

6.1 Allocations for Capital Account Purposes

  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided hereinbelow.

  (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

    (i) First, 100% to the Operating General Partner until the aggregate Net Income allocated to the Operating General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the Operating General Partner pursuant to Section 6.1(b)(iv) for all previous taxable years;

    (ii) Second, 100% to the holders of APIs, in the proportion that the Capital Account maintained for each holder with respect to such APIs bears to the aggregate Capital Accounts attributable to all APIs then Outstanding, until the aggregate Net Income allocated to such holders pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such holders pursuant to Section 6.1(b)(iii) for all previous taxable years;

    (iii) Third, 100% to the Partners in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to the Partners pursuant to this Section 6.1(a)(iii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

    (iv) Fourth, the balance, if any, 100% to the Partners in accordance with their respective Percentage Interests.

  (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

    (i) First, 100% to the Partners, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to the Partners pursuant to Section 6.1(a)(iv) for all previous taxable years; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Partner other than the Operating General Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (ii) Second, 100% to the Partners in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Partner other than the Operating General Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

    (iii) Third, 100% to holders of APIs, in the proportion that the Capital Account maintained for each holder with respect to such APIs bears to the aggregate Capital Accounts attributable to all APIs then Outstanding; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b)(iii) to the extent that such allocation would cause any holder of APIs to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

    (iv) Fourth, the balance, if any, 100% to the Operating General Partner.

  (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this
Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

    (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the General Partner and the Limited Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

      (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit bears to the total deficit balances in the Capital Accounts of all Partners, until each Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

      (B) Second, 100% to all Partners holding Common Units, in accordance with their relative Percentage Interests, until the Capital Account in respect of each Common Unit held by the Managing General Partner is equal to the sum of (1) its Unrecovered Capital, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs (the "Unpaid MQD"), plus (3) any then existing Cumulative Common Unit Arrearages;

      (C) Third, 100% to the holders of APIs, in the proportion that the Capital Account maintained for each holder with respect to such APIs bears to the aggregate Capital Accounts attributable to all APIs then Outstanding, until the Capital Account in respect of each API then Outstanding is equal to its Unrecovered Capital;

      (D) Fourth, 100% to all Partners holding Subordinated Units, in accordance with their relative Percentage Interests, until the Capital Account in respect of each Subordinated LP Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD; and

      (E) Fifth, the balance, if any, 100% to the Partners in accordance with their respective Percentage Interests.

    (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated to the Partners in the following manner:

      (A) First, 100% to the Partners holding Subordinated Units in accordance with their relative Percentage Interests until the Capital Account in respect of each Subordinated LP Unit then Outstanding has been reduced to zero;

      (B) Second, 100% to the holders of APIs, in the proportion that the Capital Account maintained for each holder with respect to such APIs bears to the aggregate Capital Accounts attributable to all APIs then Outstanding, to the extent of the positive balances in the Capital Accounts maintained with respect to such APIs;

      (C) Third, 100% to the Partners holding Common Units in accordance with their relative Percentage Interests until the Capital Account in respect of each Common Unit held by the Managing General Partner has been reduced to zero; and

      (D) Fourth, the balance, if any, 100% to the Operating General
    Partner.

  (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

    (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

    (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This
  Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

    (iii) Priority Allocations. If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Partner with respect to its Common Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the Partners holding Subordinated Units with respect to their Units (on a per Unit basis), then each Partner receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Partner exceeds the distribution (on a per Unit basis) to the Partners receiving the smallest distribution and (bb) the number of Units owned by the Partner receiving the greater distribution.

    (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or 6.1(d)(ii).

    (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

    (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the Operating General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Operating General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

    (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

    (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
  Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

    (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

    (x) Economic Uniformity. At the election of the Operating General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units immediately prior to the conversion of such Final Subordinated Units into Common Units.

    (xi) Curative Allocation. (A) Notwithstanding any other provision of this
  Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the Operating General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the Operating General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

  (B) The Operating General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

6.2 Allocations for Tax Purposes

  (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

  (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

    (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
  Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or (ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

    (iii) The Operating General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

  (c) For the proper administration of the Partnership and for the preservation of uniformity of Partnership Securities (or any class or classes thereof), the Operating General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of Partnership Securities (or any class or classes thereof). The Operating General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Partnership Securities issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

  (d) The Operating General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or the legislative history of
Section 197 of the Code. If the Operating General Partner determines that such reporting position cannot reasonably be taken, the Operating General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Partnership Securities in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the Operating General Partner chooses not to utilize such aggregate method, the Operating General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Partnership Securities that would not have a material adverse effect on the Limited Partners, the Managing General Partner or the Record Holders of any class or classes of Partnership Securities.

  (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

  (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

  (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) if the Over-allotment Option is not exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month or (ii) if the Over-allotment Option is exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The Operating General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

  (h) Allocations that would otherwise be made to a Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Partnership Securities held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the Operating General Partner in its sole discretion.

6.3 Requirement and Characterization of Distributions; Distributions to Record Holders

  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 1997, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Operating General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

  (b) In the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

  (c) The Operating General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

  (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

6.4 Distributions of Available Cash from Operating Surplus

  (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) (in respect of additional Partnership Securities issued pursuant thereto) or permitted by Section 6.9:

    (i) First, 100% to the Partners holding Common Units, in proportion to their relative Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 100% to the Partners holding Common Units, in proportion to their relative Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

    (iii) Third, 100% to the Partners holding Subordinated Units, in proportion to their relative Percentage Interests, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (iv) Fourth, 100% to Salomon and its Affiliates, Pro Rata, to redeem Outstanding APIs held by them at a price of $100 per API, until Salomon and its Affiliates hold 54% of the total number of Outstanding APIs;

    (v) Fifth, 100% to the holders of APIs, Pro Rata, to redeem Outstanding APIs at a price of $100 per API, until all Outstanding APIs have been redeemed; and

    (vi) Thereafter, 100% to all Partners in accordance with their respective Percentage Interests;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Sections 6.4(a)(ii), (iv) and (v).

  (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) (in respect of additional Partnership Securities issued pursuant thereto) or permitted by Section 6.9:

    (i) First, 100% to all Partners, in accordance with their relative Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

    (ii) Second, 100% to Salomon and its Affiliates, Pro Rata, to redeem Outstanding APIs held by them at a price of $100 per API, until Salomon and its Affiliates hold 54% of the total number of Outstanding APIs;

    (iii) Third, 100% to the holders of APIs, Pro Rata, to redeem Outstanding APIs at a price of $100 per API, until all Outstanding APIs have been redeemed; and

    (iv) Thereafter, 100% to all Partners, in accordance with their respective Percentage Interests;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Sections 6.4(b)(ii) and (iii).

6.5 Distributions of Available Cash from Capital Surplus

  Available Cash with respect to any Quarter that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, unless the provisions of Section 6.3 require otherwise:

    (i) First, 100% to all Partners, in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price;

    (ii) Second, 100% to all Partners holding Common Units, in proportion to their relative Percentage Interests, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter; and

    (iii) Thereafter, all Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3 shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution
    Levels

  (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

  (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.8.

6.7 Special Provisions Relating to the Holders of APIs

  Notwithstanding anything to the contrary set forth in this Agreement, the holders of APIs (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than to such holders as provided by Section 6.4 and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

6.8 Entity-Level Taxation

  If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership for the taxable year of the Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership had been subject to such state and local taxes during such preceding taxable year.

6.9 Special Distribution to the Initial Limited Partners and the Operating General Partner

  At any time following the first anniversary of the Closing Date, the Operating General Partner may, but shall not be required, to cause the Partnership to distribute up to $5 million to the Initial Limited Partners and the Operating General Partner in the ratio of their respective Percentage Interests; provided, however, that no distribution shall be made by the Partnership pursuant to this Section 6.9 prior to the second anniversary of the Closing Date unless the Operating General Partner reasonably believes that the Partnership will distribute the Minimum Quarterly Distribution on all Common Units in each of the next four Quarters.

6.10 Characterization of Distributions as Advances or Drawings

  Any distribution made to a Partner pursuant to Section 6.4, Section 6.5 or
Section 12.4 of this Agreement shall be treated as an advance or drawing against such Partner's share of Partnership income under Treasury Regulation
Section 1.731-1(a)(1)(ii). Any other distribution made to a Partner pursuant to the terms of this Agreement shall not be treated as an advance or drawing against such Partner's share of Partnership income under Treasury Regulation
Section 1.731-1(a)(1)(ii).

                               ARTICLE VII

                   MANAGEMENT AND OPERATION OF BUSINESS

7.1 Management

  (a) The General Partners shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partners, and no Limited Partner shall have any management power over the business and affairs of the Partnership. Subject to the provisions of Section 7.3(d), the day-to-day activities of the Partnership shall be conducted, directed and managed on the Partnership's behalf by the Operating General Partner. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partners under any other provision of this Agreement, the General Partners, subject to Section 7.3, shall have full power and authority to do all things and on such terms as they, in their sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

    (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, including entering into the Master Credit Support Agreement, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

    (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

    (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

    (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group, the lending of funds to other Persons, the repayment of obligations of the Partnership and the making of capital contributions to any member of the Partnership Group;

    (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against a General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

    (vi) the distribution of Partnership cash;

    (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

    (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

    (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships;

    (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

    (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law; and

    (xii) the purchase, sale or other acquisition or disposition of Partnership Securities, or, unless restricted or prohibited by Section 5.7, the issuance of additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities.

  (b) Notwithstanding any other provision of this Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the other agreements and documents filed as exhibits to the Registration Statement and the other agreements described in the Registration Statement; (ii) agrees that the General Partners (on their own or through any officer of the Partnership) are authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partners, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement, shall not constitute a breach by the General Partners of any duty that the General Partners may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

7.2 Certificate of Limited Partnership

  The Operating General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the Operating General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the Operating General Partner in its sole discretion to be reasonable and necessary or appropriate, the Operating General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the Operating General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

7.3 Restrictions on the General Partners' Authority

  (a) The General Partners may not, without written approval of the specific act by holders of all of the Outstanding Partnership Securities or by other written instrument executed and delivered by all of the Outstanding Partnership Securities subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (ii) admitting a Person as a Partner; (iii) amending this Agreement in any manner; or (iv) transferring its General Partner Interest.

  (b) Except as provided in Articles XII and XIV, the General Partners may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group in a single transaction or a series of related transactions, without the approval of holders of a Majority Interest; provided, however, that this provision shall not preclude or limit the General Partners' ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

  (c) At all times while serving as the general partner of the Partnership, the Operating General Partner shall not make any dividend or distribution on, or repurchase any shares of, its stock or take any other action within its control if the effect of such action would cause its net worth, independent of its interest in the Partnership Group, to be less than $7.5 million or such lower amount, which based on an Opinion of Counsel that states, (i) based on a change in the position of the Internal Revenue Service with respect to partnership status pursuant to Code Section 7701, such lower amount would not cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes and (ii) would not result in the loss of the limited liability of any Limited Partner.

  (d) Notwithstanding anything else herein contained, the Operating General Partner shall not hire or terminate Partnership officers or cause the Partnership to take any of the following actions, in each case without the prior approval of the Managing General Partner:

    (i) sell, exchange or otherwise dispose of Partnership assets outside the ordinary course of business if the consideration (including Partnership liabilities assumed) received from such sale, exchange or other disposition exceeds $100,000;

    (ii) purchase or otherwise acquire assets if the acquisition price (including liabilities assumed by the Partnership) exceeds $100,000;

    (iii) undertake a capital project that is budgeted to exceed $100,000;

    (iv) reorganize, merge, consolidate or dissolve;

    (v) issue any additional Partnership Securities;

    (vi) incur any debt or the guarantee of or contingent liability for any debt outside the ordinary course of business if the debt proceeds exceed $100,000;

    (vii) file any Federal or state income tax returns for the Partnership;

    (viii) make any distributions to the Partners;

    (ix) adopt any employee benefit plans, employee programs or practices;

    (x) lend money; or

    (xi) any other action that is either (A) outside the ordinary course of the business of the Partnership or (B) similar in scope or magnitude to the foregoing items listed in this Section 7.3(d).

7.4 Reimbursement of the General Partners

  (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partners shall not be compensated for their services as general partner of any Group Member.

  (b) The General Partners shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partners may determine in their sole discretion, for (i) all direct and indirect expenses they incur or payments they make on behalf of Genesis MLP or the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partners, to perform services for Genesis MLP or the Partnership or for the General Partners in the discharge of their duties to Genesis MLP or the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partners in connection with operating the Partnership's business (including expenses allocated to the General Partners by their Affiliates). The General Partners shall determine the expenses that are allocable to Genesis MLP and the Partnership in any reasonable manner determined by the General Partners in their sole discretion. Reimbursements pursuant to this
Section 7.4 shall be in addition to any reimbursement to the General Partners as a result of indemnification pursuant to Section 7.7.

  (c) Expenses incurred by a General Partner in connection with any employee benefit plans, employee programs and employee practices (including the net cost to such General Partner or such Affiliate of MLP Units or other MLP Partnership Securities purchased by such General Partner or such

Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of a General Partner under any employee benefit plans, employee programs or employee practices adopted by such General Partner as permitted by this Section 7.4(c) shall constitute obligations of such General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of such General Partner's General Partner Interest pursuant to Section 4.6.

7.5 Outside Activities

  (a) After the Closing Date, the Operating General Partner, for so long as it is a general partner of the Partnership, (i) agrees that its sole business will be to act as a general partner of the Partnership, Genesis MLP and any other partnership of which the Partnership or Genesis MLP is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership or any such other partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities of Genesis MLP or any Group Member and (iii) shall not, and shall cause its Affiliates (other than a Group Member) not to, engage in the business of (A) crude oil gathering at the wellhead in the states of Alabama, Florida, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas, or any states contiguous to such states, or (B) transporting for third parties crude oil by pipeline along the routes of the Partnership's crude oil pipelines owned as of the Closing Date. Notwithstanding the above restrictions: (x) Affiliates of the Operating General Partner will not be restricted from any activity incidental to their refinery operations so long as such activities are not substantially in competition with the lease gathering operations of the Partnership, (y) such restrictions will not prevent Affiliates of the Operating General Partner from entering into joint ventures or strategic alliances with the Partnership, and
(z) such restrictions will not apply to purchases of crude oil for feedstock supply for Howell's research and reference fuels business.

  (b) Except as specifically restricted by Section 7.5(a), each Indemnitee shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Genesis MLP Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

  (c) Subject to the terms of Sections 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the Operating General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of the Operating General Partner's fiduciary duty or any other obligation of any type whatsoever of the Operating General Partner for the Indemnitees (other than the Operating General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership, and the Operating General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

  (d) The Operating General Partner and any of its Affiliates may acquire Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of a General Partner or Limited Partner, as applicable, relating to such Partnership Securities.

  (e) The term "Affiliates" when used in this Section 7.5 with respect to the Operating General Partner shall not include Genesis MLP, any Group Member or any Subsidiary of a Group Member.

7.6 Loans from the General Partners; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the Operating General Partner

  (a) Subject to Section 7.3(d), the General Partners and any of their Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partners or any of their Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Operating General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the Operating General Partner or any of its Affiliates (other than Genesis MLP or another Group Member).

  (b) Subject to Section 7.3(d), the Partnership may lend or contribute to Genesis MLP or any Group Member, and Genesis MLP and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the Operating General Partner; provided, however, that the Partnership may not charge Genesis MLP or the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partners' financial abilities or guarantees) by unrelated lenders on comparable loans. Subject to Section 7.3(d), the foregoing authority shall be exercised by the Operating General Partner in its sole discretion and shall not create any right or benefit in favor of Genesis MLP or any Group Member or any other Person.

  (c) The General Partners may themselves, or may enter into an agreement with any of their Affiliates to, render services to a Group Member or to the General Partners in the discharge of their duties as general partners of the Partnership. Any services rendered to a Group Member by a General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of
Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

  (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

  (e) Neither the Operating General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.1, 5.2 and 5.3, the Conveyance Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval,
(iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Audit Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit Committee deems relevant under the circumstances.

  (f) The Operating General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the Operating General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the Operating General Partner or its Affiliates to enter into such contracts.

  (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

7.7 Indemnification

  (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

  (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

  (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Partnership Securities, as a matter of law or otherwise, both as to actions in the

Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

  (d) The Partnership may purchase and maintain (or reimburse a General Partner or its Affiliates for the cost of) insurance, on behalf of a General Partner, its Affiliates and such other Persons as the Operating General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

  (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

  (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

  (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

  (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

  (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.8 Liability of Indemnitees

  (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

  (b) Subject to their obligations and duties as a general partner of the Partnership set forth in Section 7.1(a), the General Partners may exercise any of the powers granted to them by this Agreement and perform any of the duties imposed upon them hereunder either directly or by or through their agents, and a General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by a General Partner in good faith.

  (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partners and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

  (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.9 Resolution of Conflicts of Interest

  (a) Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between a General Partner or any of its Affiliates, on the one hand, and the Partnership or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any agreement contemplated herein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The Operating General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is
(i) approved by Special Approval (as long as the material facts known to the Operating General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Audit Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The Operating General Partner may also adopt a resolution or course of action that has not received Special Approval. The Operating General Partner (including the Audit Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the Operating General Partner (including the Audit Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the Operating General Partner (including the Audit Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the Operating General Partner, the resolution, action or terms so made, taken or provided by the Operating General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

  (b) Whenever this Agreement or any other agreement contemplated hereby provides that a General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, a General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, Genesis MLP, the Partnership, any other General Partner or any Limited Partner, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, a General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other Law, rule or regulation. In addition, any actions taken by a General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of a General Partner to the Partnership or the Limited Partners. The General Partners shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by a General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership, any other General Partner, any Limited Partner or any Assignee by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable the Operating General Partner to receive Incentive Compensation Payments or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

  (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

  (d) The Unitholders hereby authorize the Operating General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by a General Partner pursuant to this Section 7.9.

7.10 Other Matters Concerning the General Partners

  (a) The General Partners may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  (b) The General Partners may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that such General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

  (c) The General Partners shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

  (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partners to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by such General Partner to be in, or not inconsistent with, the best interests of the Partnership.

7.11 Reliance by Third Parties

  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that any General Partner and any officer of a General Partner authorized by such General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with a General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of a General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with a General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of a General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by a General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

7.12 Incentive Compensation Payments to the Operating General Partner

  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 1997 and ending with the Quarter immediately preceding the Quarter in which a Conversion Election is made, the Partnership shall make the following payments to the Operating General Partner as compensation for management and other services provided to the Partnership (such payments will be characterized for federal income tax purposes as guaranteed payments within the meaning of Section 707(c) of the Code):

    (i) An amount equal to 13/85ths of all amounts distributed to the Partners with respect to such Quarter pursuant to Section 6.4(a)(v) or
  Section 6.4(b)(iii) on a per Unit basis that are in excess of the First Target Distribution up to and including the Second Target Distribution;

    (ii) An amount equal to 23/75ths of all amounts distributed to the Partners with respect to such Quarter pursuant to Section 6.4(a)(v) or
  Section 6.4(b)(iii) on a per Unit basis that are in excess of the Second Target Distribution up to and including the Third Target Distribution; and

    (iii) An amount equal to 48/50ths of all amounts distributed to the Partners with respect to such Quarter pursuant to Section 6.4(a)(v) or
  Section 6.4(b)(iii) on a per Unit basis that are in excess of the Third Target Distribution.

  (b) The Operating General Partner shall not be entitled to transfer the right to receive Incentive Compensation Payments to any Person; provided, however, that upon the admission of a successor Operating General Partner pursuant to Section 10.4(a), such successor Operating General Partner shall, unless a Conversion Election has been previously made, be entitled to receive Incentive Compensation Payments and shall have the right to elect to convert its right to receive Incentive Compensation Payments into a right to participate with all other Partners in distributions made in excess of the First Target Distribution as provided in Section 7.13.

7.13 Conversion of Operating General Partner's Incentive Compensation Payment Rights

  At any time following the second anniversary of the Closing Date, the Operating General Partner may elect to convert (a "Conversion Election") its right to receive Incentive Compensation Payments pursuant to Section 7.12 into a right to participate with all other Partners in distributions made in excess of the First Target Distribution in a ratio which would result in the Operating General Partner receiving additional cash distributions with respect to the Quarter in which the Conversion Election is made and for any subsequent Quarter in an amount equal to the amount of Incentive Compensation Payments which would have otherwise been made to the Operating General Partner pursuant to Section 7.12 for such Quarters. If the Operating General Partner makes a Conversion Election, the Partnership Agreement shall be amended to reflect the following:

    (a) the Operating General Partner's right to Incentive Compensation Payments has been extinguished;

    (b) the Operating General Partner's right to participate in distributions in excess of the First Target Distribution in a ratio which would result in the Operating General Partner receiving additional cash distributions with respect to the Quarter in which the Conversion Election is made and for any subsequent Quarter pursuant to such provisions in an amount equal to the amount of Incentive Compensation Payments which would have otherwise been made to the Operating General Partner pursuant to Section 7.12 for such Quarters;

    (c) the special allocation of additional Net Income to the Operating General Partner in a manner which matches the Operating General Partner's increased share of subsequent distributions, but only to the extent that the Partnership has sufficient net income to achieve such matching in that year or later years;

    (d) the Operating General Partner's right to participate in an increased share of any gains realized (or deemed realized) by the Partnership following the Conversion Election in connection with (i) an issuance of additional Partnership Interests, (ii) distributions of Partnership property, or (iii) the liquidation of the Partnership; and

    (e) any special allocations or other matters associated with and reasonably necessary to the implementation of the foregoing to the extent such special allocations or other matters do not adversely impact the interests of the other Partners.

                               ARTICLE VIII

                  BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1 Records and Accounting

  The Operating General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Unitholders any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

8.2 Fiscal Year

  The fiscal year of the Partnership shall be the calendar year.

                                ARTICLE IX

                               TAX MATTERS

9.1 Tax Returns and Information

  The Operating General Partner shall arrange for the preparation and timely filing of all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

9.2 Tax Elections

  (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Operating General Partner's determination that such revocation is in the best interests of the Unitholders.

  (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

  (c) Except as otherwise provided herein, the Operating General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

9.3 Tax Controversies

  Subject to the provisions hereof, the Operating General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Operating General Partner and to do or refrain from doing any or all things reasonably required by the Operating General Partner to conduct such proceedings.

9.4 Withholding

  Notwithstanding any other provision of this Agreement, the Operating General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may be treated as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                ARTICLE X

                          ADMISSION OF PARTNERS

10.1 Admission of General Partners

  (a) In connection with the formation of the Partnership under the Delaware Act, the Operating General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00 for an interest in the Partnership and has been admitted as the Operating General Partner of the Partnership.

  (b) Upon the issuance of Common GP Units pursuant to Section 5.2(a), Genesis MLP will be admitted to the Partnership as the Managing General Partner.

10.2 Admission of Successor or Transferee General Partner

  (a) A successor Operating General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the Operating General Partner's General Partner Interest pursuant to Section 4.6(a) who is proposed to be admitted as a successor Operating General Partner shall, subject to compliance with the terms of Section 11.3, if applicable, be admitted to the Partnership as a successor Operating General Partner, effective immediately prior to the withdrawal or removal of the Operating General Partner pursuant to Section 11.1 or 11.2 or the transfer of the Operating General Partner's General Partner Interest pursuant to Section 4.6(a); provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6(a) has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

  (b) A successor Managing General Partner approved pursuant to Section 11.4 or the transferee of or successor to all of the Managing General Partner's General Partner Interest pursuant to Section 4.6(b) who is proposed to be admitted as a successor Managing General Partner shall be admitted to the Partnership as a successor Managing General Partner, effective immediately prior to the withdrawal or removal of the Managing General Partner pursuant to
Section 11.4 or the transfer of the Managing General Partner's General Partner Interest pursuant to Section 4.6(b); provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of
Section 4.6(b) has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

10.3 Admission of Initial Limited Partners

  Upon the issuance of Subordinated LP Units pursuant to Section 5.3(a), Basis and the Howell Subsidiaries will be admitted to the Partnership as Initial Limited Partners.

10.4 Admission of Substituted Limited Partner

  By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interest so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the Operating General Partner consents thereto, which consent may be given or withheld in the Operating General Partner's discretion and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the Operating General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

10.5 Admission of Additional Limited Partners

  (a) A Person (other than a General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement in exchange for Limited Partner Interests (other than by virtue of the purchase of APIs) shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the Operating General Partner (i) evidence of acceptance in form satisfactory to the Operating General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the Operating General Partner to effect such Person's admission as an Additional Limited Partner.

  (b) Notwithstanding anything to the contrary in this Section 10.5, no Person shall be admitted as an Additional Limited Partner without the consent of the Operating General Partner, which consent may be given or withheld in the Operating General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the Operating General Partner to such admission.

10.6 Amendment of Agreement and Certificate of Limited Partnership

  To effect the admission to the Partnership of any Partner, the Operating General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Operating General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the Operating General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                ARTICLE XI

                    WITHDRAWAL OR REMOVAL OF PARTNERS

11.1 Withdrawal of Operating General Partner

  (a) The Operating General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

    (i) the Operating General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the Operating General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the Operating General Partner voluntarily withdraws as a general partner of Genesis MLP);

    (ii) the Operating General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

    (iii) the Operating General Partner is removed pursuant to Section 11.2;

    (iv) the Operating General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Operating General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidator of the Operating General Partner or of all or any substantial part of its properties;

    (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the Operating General Partner; or

    (vi) (A) in the event the Operating General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the Operating General Partner, or 90 days expire after the date of notice to the Operating General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation;
  (B) in the event the Operating General Partner is a partnership, the dissolution and commencement of winding up of the Operating General Partner; (C) in the event the Operating General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the Operating General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the Operating General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing Operating General Partner shall give notice to the Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the Operating General Partner from the Partnership.

  (b) Withdrawal of the Operating General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) if the Operating General Partner has voluntarily withdrawn as a general partner of Genesis MLP and such withdrawal was not in breach of the Genesis MLP Partnership Agreement, (ii) at any time that the Operating General Partner ceases to be the Operating General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iii) notwithstanding clause (i) of this sentence, at any time that the Operating General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Unitholders, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partners and their Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the Operating General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the Operating General Partner as general partner of the other Group Members. If the Operating General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the Person elected as successor general partner of Genesis MLP shall, upon admission as a successor general partner of Genesis MLP, automatically become the successor Operating General Partner and the successor general partner of the other Group Members of which the Operating General Partner is a general partner. If, prior to the effective date of the Operating General Partner's withdrawal, a successor Operating General is not selected as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor Operating General Partner selected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

11.2 Removal of Operating General Partner

  The Operating General Partner may not be removed as a general partner of the Partnership unless the Operating General Partner is removed as a general partner of Genesis MLP pursuant to Section 11.2 of the Genesis MLP Partnership Agreement. If the Operating General Partner is removed as a general partner of Genesis MLP pursuant to Section 11.2 of the Genesis MLP Partnership Agreement, the Operating General Partner shall be removed as a general partner of the Partnership. Such removal shall be effective concurrently with the effectiveness of the removal of the Operating General Partner as a general partner of Genesis MLP pursuant to the terms of the Genesis MLP Partnership Agreement. If a Person is elected as a successor general partner of Genesis MLP in connection with the removal of the Operating General Partner as a general partner of Genesis MLP, such Person shall, upon admission as a successor general partner of Genesis MLP, automatically become the successor Operating General Partner of the Partnership and the successor general partner of the other Group Members of which the Operating General Partner is a general partner.

11.3 Interest of Departing Partner and Successor Operating General Partner

  (a) The General Partner Interest of a Departing Partner departing as a result of withdrawal or removal pursuant to Section 11.1 or 11.2 shall (unless it is otherwise required to be converted into MLP Common Units pursuant to
Section 11.3(b) of the Genesis MLP Partnership Agreement) be purchased by the successor to the Departing Partner for cash in the manner specified in the Genesis MLP Partnership Agreement. Such purchase (or conversion into MLP Common Units, as applicable) shall be a condition to the admission to the Partnership of the successor as the Operating General Partner. Any successor Operating General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the effective date of the withdrawal or removal of the Departing Partner.

  (b) The Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

11.4 Withdrawal or Removal of Managing General Partner

  (a) Without the prior written consent of the Operating General Partner, which may be granted or withheld in its sole discretion, the Managing General Partner shall not have the right to withdraw from the Partnership.

  (b) The Partners shall not have the right to remove the Managing General Partner.

11.5 Withdrawal of Limited Partners

  No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's LP Units or APIs becomes a Record Holder of the LP Units or APIs so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the LP Units or APIs so transferred.

                               ARTICLE XII

                       DISSOLUTION AND LIQUIDATION

12.1 Dissolution

  The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the Operating General Partner, if a successor Operating General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor Operating General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

    (a) the expiration of its term as provided in Section 2.7;

    (b) an Event of Withdrawal of the Operating General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is selected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

    (c) an election to dissolve the Partnership by the Operating General Partner that is approved by the holders of a Majority Interest;

    (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

    (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

12.2 Continuation of the Business of the Partnership After Dissolution

  Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the Operating General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv),
(v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Majority Interest may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor Operating General Partner a Person approved by the holders of a Majority Interest. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

    (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

    (ii) if the successor Operating General Partner is not the former Operating General Partner, then the interest of the former Operating General Partner shall be treated in the manner provided in Section 11.3; and

    (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the Operating General Partner pursuant to Section 2.6; provided, that the right of the holders of a Majority Interest to approve a successor Operating General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

12.3 Liquidator

  Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the Operating General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the Operating General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Majority Interest. The Liquidator (if other than the Operating General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this
Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Operating General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

12.4. Liquidation

  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

    (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale of all or some of the Partnership's assets would be impractical or would cause undue loss to the partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

    (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reasonable reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

    (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

12.5 Cancellation of Certificate of Limited Partnership

  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

12.6 Return of Contributions

  The General Partners shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

12.7 Waiver of Partition

  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

12.8 Capital Account Restoration

  Neither the Managing General Partner nor any Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The Operating General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                               ARTICLE XIII

                   AMENDMENT OF PARTNERSHIP AGREEMENT;

                          MEETINGS; RECORD DATE

13.1 Amendment to be Adopted Solely by Operating General Partner

  Each Partner agrees that the Operating General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

    (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

    (b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

    (c) a change that, in the sole discretion of the Operating General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    (d) a change that, in the discretion of the Operating General Partner,
  (i) does not adversely affect the Partners in any material respect, (ii) is necessary or advisable (A) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act), (B) to facilitate the trading of the Partnership Securities (including the division of any class or classes of Outstanding Partnership Securities into different classes to facilitate uniformity of tax consequences within such classes of Partnership Securities), compliance with any of which the Operating General Partner determines in its discretion to be in the best interests of the Partnership and the Partners, (C) in connection with action taken by the Operating General Partner pursuant to Section 5.10, or (D) to effect the conversion of the Operating General Partner's Incentive Compensation Payments as provided in Section 7.13, or (iii) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

    (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the Operating General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the Operating General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

    (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partners or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

    (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the Operating General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

    (h) any amendment expressly permitted in this Agreement to be made by the Operating General Partner acting alone;

    (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

    (j) an amendment that, in the discretion of the Operating General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

    (k) a merger or conveyance pursuant to Section 14.3(d); or

    (l) any other amendments substantially similar to the foregoing.

13.2 Amendment Procedures

  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of both of the General Partners which consent may be given or withheld in their sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Majority Interest, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Partnership Securities shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Operating General Partner shall seek the written approval of the requisite percentage of Outstanding Partnership Securities or call a meeting of the Partners to consider and vote on such proposed amendment. The Operating General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

13.3 Amendment Requirements

  (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Partnership Securities required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Partnership Securities whose aggregate Outstanding Partnership Securities constitute not less than the voting requirement sought to be reduced.

  (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partners or any of their Affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or (c), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

  (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the Operating General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

  (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 7.3 or 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of a Ninety Percent Interest unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

  (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of a Ninety Percent Interest.

13.4 Special Meetings

  All acts of Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Partners may be called by a General Partner or by Partners owning 20% or more of the Outstanding Partnership Securities of the class or classes for which a meeting is proposed and which are entitled to vote thereat. Partners shall call a special meeting by delivering to the Operating General Partner one or more requests in writing stating that the signing Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Operating General Partner shall send a notice of the meeting to the Partners. A meeting shall be held at a time and place determined by the Operating General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

13.5 Notice of a Meeting

  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders in writing by mail or other means of written communication in accordance with Section 15.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

13.6 Record Date

  For purposes of determining the Partners entitled to notice of or to vote at a meeting of Partners or to give approvals without a meeting as provided in
Section 13.11, the Operating General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting or (b) in the event that approvals are sought without a meeting, the date by which Partners are requested in writing by the Operating General Partner to give such approvals.

13.7 Adjournment

  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes

  The transactions of any meeting of Partners, however called and noticed, and whenever held, shall be as valid as if occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

13.9 Quorum

  The holders of a majority of the Outstanding Partnership Securities of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater percentage of such Partnership Securities, in which case the quorum shall be such greater percentage. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Outstanding Partnership Securities that in the aggregate represent a majority of the Outstanding Partnership Securities entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Outstanding Partnership Securities that in the aggregate represent at least such greater or different percentage shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Partnership Securities specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Partnership Securities represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

13.10 Conduct of a Meeting

  The Operating General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Operating General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Operating General Partner. The Operating General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

13.11 Action Without a Meeting

  If authorized by the Operating General Partner, any action that may be taken at a meeting of the Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Partners were present and voted. Prompt notice of the taking of action without a meeting shall be given to the Partners who have not approved in writing. The Operating General Partner may specify that any written ballot submitted to Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Operating General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Unitholders the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Partners is solicited by any Person other than by or on behalf of the Operating General Partner, the written approvals shall have no force and effect unless and until
(a) they are deposited with the Partnership in care of the Operating General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Operating General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

13.12 Voting and Other Rights

  (a) Only those Record Holders of Partnership Securities on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Partnership Securities have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Partnership Securities shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Partnership Securities.

  (b) With respect to Partnership Securities that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Securities are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Securities on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Securities in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                               ARTICLE XIV

                                  MERGER

14.1 Authority

  The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

14.2 Procedure for Merger or Consolidation

  Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partners. If the General Partners shall determine, in the exercise of their discretion, to consent to the merger or consolidation, the General Partners shall approve the Merger Agreement, which shall set forth:

    (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

    (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

    (c) The terms and conditions of the proposed merger or consolidation;

    (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

    (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

    (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

    (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partners.

14.3 Approval by Partners of Merger or Consolidation

  (a) Except as provided in Section 14.3(d), the General Partners, upon their approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

  (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Majority Interest unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require the vote or consent of a greater percentage of the Outstanding Partnership Securities or of any class of Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

  (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

  (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the Operating General Partner is permitted, in its discretion, without Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the Operating General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partners with the same rights and obligations as are herein contained.

14.4 Certificate of Merger

  Upon the required approval by the Partners of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

14.5 Effect of Merger

  (a) At the effective time of the certificate of merger:

    (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

    (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

    (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

    (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

  (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                ARTICLE XV

                            GENERAL PROVISIONS

15.1 Addresses and Notices

  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Unit at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Unit by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 15.1 executed by the Operating General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the Operating General Partner at the principal office of the Partnership designated pursuant to
Section 2.3. The General Partners may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

15.2 Further Action

  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

15.3 Binding Effect

  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

15.4 Integration

  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

15.5 Creditors

  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

15.6 Waiver

  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

15.7 Counterparts

  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

15.8 Applicable Law

  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

15.9 Invalidity of Provisions

  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

15.10 Consent of Partners

  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          OPERATING GENERAL PARTNER

                                          GENESIS ENERGY, L.L.C.

                                          By: Basis Petroleum, Inc.,

                                             As Member

                                          By:_____________________________

                                            Name:

                                            Title:

                                          MANAGING GENERAL PARTNER

                                          GENESIS ENERGY, L.P.

                                          By: GENESIS ENERGY, L.L.C.,

                                             As General Partner

                                          By: Basis Petroleum, Inc.,

                                             As Member

                                          By:_____________________________

                                            Name:

                                            Title:

                                          ORGANIZATIONAL LIMITED PARTNER

                                          GENESIS ENERGY, L.P.

                                          By: GENESIS ENERGY, L.L.C.,

                                             As General Partner

                                          By: Basis Petroleum, Inc.,

                                             As Member

                                          By:_____________________________

                                            Name:

                                            Title:

                                          LIMITED PARTNERS

                                          All Limited Partners now and
                                          hereafter admitted as Limited
                                          Partners of the Partnership,
                                          pursuant to powers of attorney now
                                          and hereafter executed in favor of,
                                          and granted and delivered to the
                                          Operating General Partner.

                                          By:_____________________________

                         EXHIBIT A TO AMENDED AND

                      RESTATED AGREEMENT OF LIMITED

                  PARTNERSHIP OF GENESIS CRUDE OIL, L.P.

          CERTIFICATE EVIDENCING [COMMON/SUBORDINATED] LP UNITS

                  REPRESENTING LIMITED PARTNER INTERESTS

                         GENESIS CRUDE OIL, L.P.

No.                                         [COMMON/SUBORDINATED] LP Units

  In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Genesis Crude Oil, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Genesis Crude Oil, L.P., a Delaware limited partnership (the "Partnership"), hereby certifies
that              (the "Holder") is the registered owner of
[COMMON/SUBORDINATED] LP Units representing limited partner interests in the Partnership (the "Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Units represented by this Certificate. The rights, preferences and limitations of the Units are set forth in, and this Certificate and the Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 500 Dallas, Suite 3200, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meaning given them in the Partnership Agreement.

  The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

                                          GENESIS CRUDE OIL, L.P.

                                          By: Genesis Energy, L.L.C.,

                                              As General Partner

Dated:________________________            By:__________________________

[REVERSE OF CERTIFICATE]

                              ABBREVIATIONS

  The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM-- as tenants in common            UNIF GIFT MIN ACT --

                                          ___________Custodian____________

TEN ENT-- as tenants by the               (Cust)                   (Minor)
entireties under Uniform Gifts to Minors Act

JT TEN-- As joint tenants with            -------------------------------------
          right of survivorship                       State
          and not as tenants in
          common

Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF UNITS

                                    IN

                         GENESIS CRUDE OIL, L.P.

           IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
           DUE TO TAX SHELTER STATUS OF GENESIS CRUDE OIL, L.P.

  You have acquired an interest in GENESIS CRUDE OIL, L.P., One Allen Center, 500 Dallas, Suite 3200, Houston, Texas 77002 whose taxpayer identification number is 76-051-3049. The Internal Revenue Service has issued GENESIS CRUDE OIL, L.P. the following tax shelter registration number: .

  YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN GENESIS CRUDE OIL, L.P.

  You must report the registration number as well as the name and taxpayer identification number of GENESIS CRUDE OIL, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN GENESIS CRUDE OIL, L.P.

  If you transfer your interest in GENESIS CRUDE OIL, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of GENESIS CRUDE OIL, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

  ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE INTERNAL REVENUE SERVICE.

  FOR VALUE RECEIVED,               hereby assigns, conveys, sells and transfers
                      -------------
unto               .
     --------------

-------------------------------------     -------------------------------------

 (Please print or typewrite name and        (Please insert Social Security or
      address of Assignee)                     other identifying number of
                                                     Assignee)

     Units representing limited partner interests evidenced by this Certificate,
----
subject to the Partnership Agreement, and does hereby irrevocably constitute
and appoint                      as its attorney-in-fact with full power of
            --------------------
substitution to transfer the same on the books of GENESIS CRUDE OIL, L.P.


Date:                                     NOTE: The signature to any
      -----------------                         endorsement hereon must
                                                correspond with the name as
                                                written upon the face of this
                                                Certificate in every
                                                particular, without
                                                alteration, enlargement or
                                                change.

                                          -------------------------------------

SIGNATURE(S) MUST BE GUARANTEED BY A                (Signature)
MEMBER FIRM OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS,
INC. OR BY A COMMERCIAL BANK OR
TRUST COMPANY

                                          -------------------------------------

                                                    (Signature)

SIGNATURE(S) GUARANTEED

  No transfer of the Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Units.

                               ----------------

                    APPLICATION FOR TRANSFER OF UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Units evidenced hereby.

  The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Genesis Crude Oil, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
      -------------------------------

-------------------------------------     -------------------------------------
Social Security or other identifying           Signature of Assignee
       number of Assignee



-------------------------------------     -------------------------------------
      Purchase Price including              Name and Address of Assignee
      commissions, if any


Type of Entity (check one):

      [_] Individual              [_] Partnership                         [_] Corporation
      [_] Trust                   [_] Other (specify)________________________

Nationality (check one):

     [_] U. S. Citizen, Resident or Domestic Entity

     [_] Foreign Corporation    [_] Non-resident Alien

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder):

  Complete Either A or B:

A.Individual Interestholder

  1. I am not a non-resident alien for purposes of U.S. income taxation.

  2. My U.S. taxpayer identification number (Social Security Number) is _____.

  3. My home address is ________________________________________________.

B.Partnership, Corporation or Other Interestholder

  1. ________________________ is not a foreign corporation, foreign partnership, (Name of Interestholder)
    foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2. The interestholder's U.S. employer identification number is _______.

  3. The interestholder's office address and place of incorporation (if applicable) is ______________________________________________________

   ____________________________________________________________________.

  The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of
                  ------------------------------------------

                          NAME OF INTERESTHOLDER
                  ------------------------------------------
                            SIGNATURE AND DATE
                  ------------------------------------------
                          TITLE (IF APPLICABLE)

  Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Units shall be made to the best of the Assignee's knowledge.

                                  APPENDIX C

  No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                   APPLICATION FOR TRANSFER OF COMMON UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

  The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Agreement of Limited Partnership of Genesis Energy, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
     -------------------------------------------------------------------------

---------------------------------------
         Signature of Assignee

---------------------------------------
 Social Security or other identifying
          number of Assignee

---------------------------------------
     Name and Address of Assignee

---------------------------------------
 Purchase Price including commissions,
                if any

Type of Entity (check one):
      [_] Individual           [_] Partnership      [_] Corporation
      [_] Trust                [_] Other (specify)
                                                  -----------------
Nationality (check one):
      [_] U.S. Citizen, Resident or Domestic Entity
      [_] Foreign Corporation  [_] Non-resident Alien

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

   1. I am not a non-resident alien for purposes of U.S. income taxation.

   2. I am a calendar-year taxpayer.

   3. My U.S. taxpayer identification number (Social Security Number) is

      ------------------------------------------------------------------------

   4. My home address is
                         -----------------------------------------------------

B. Partnership, Corporation or Other Interestholder

   1.                                                           is not a foreign
      ---------------------------------------------------------
                       (Name of Interestholder)
      corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

   2. Interestholder is a calendar-year taxpayer.

   3. The interestholder's U.S. employer identification number is
                                                                  ------------

      ------------------------------------------------------------------------

   4. The interestholder's office address and place of incorporation (if applicable) is
                     ---------------------------------------------------------

  The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                       ---------------------------------
                           (Name of Interestholder)

                       ---------------------------------
                              Signature and Date

                       ---------------------------------
                             Title (if applicable)

  Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                  APPENDIX D

                               GLOSSARY OF TERMS

  Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

  Adjusted Operating Surplus: Generally, for any period, Operating Surplus generated during such period less (i) any net increase in working capital borrowings during such period, (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period and (iii) any capital contributed to purchase APIs pursuant to the Distribution Support Agreement during such period; and plus (a) any net decrease in working capital borrowings during such period, (b) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium and (c) the amount of any Incentive Compensation Payments that reduced Operating Surplus for such period. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

  APIs: Non-voting, limited partner interests in the Operating Partnership issued (at a rate of $100 per API) pursuant to the Operating Partnership Agreement and in accordance with the Distribution Support Agreement, which non-voting, limited partner interests shall confer upon the holder thereof only the rights and obligations specifically provided in the Operating Partnership Agreement with respect to APIs (and no other rights otherwise available to holders of limited partner interests in the Operating Partnership).

  Audit Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner nor officers, directors or employees of any affiliate of the General Partner.

  Available Cash: With respect to any quarter ending prior to liquidation:

    (a) the sum of (i) all cash and cash equivalents of the Partnership on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes subsequent to the end of such quarter, less

    (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such quarter and (ii) comply with applicable law or any loan agreement (including the Master Credit Support Agreement), security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject; provided, however, that disbursements made by the Partnership or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such quarter if the General Partner so determines, less

    (c) any Redemption Proceeds on hand that have not yet been contributed to the Operating Partnership.

  backwardation: A market condition that occurs when future prices are lower than current prices.

  bbls: Barrels.

  Basis Gathering: The crude oil marketing and gathering operations of Basis historically conducted through its gathering division.

  bpd: Barrels per day.

  Capital Account: The capital account maintained for a partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a general partner interest, a Common Unit or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit or other Partnership Interest was first issued.

  Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including pipeline systems, storage facilities and related assets), made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.


  Cause: The entry by a court of competent jurisdiction of a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

  Closing Date: The first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

  Code: The Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

  Common OLP Unit: A Unit representing a fractional part of the partnership interests of all limited partners of the Operating Partnership and their assignees (other than holders of APIs) and having the rights and obligations specified with respect to "Common Units" in the Operating Partnership Agreement.

  Common Unit: A Unit representing a fractional part of the partnership interests of all limited partners of the Partnership and their assignees and having the rights and obligations specified with respect to a Common Unit in the Partnership Agreement.

  Common Unit Arrearage: As to any quarter within the Subordination Period commencing prior to liquidation, the excess, if any, of (a) the Minimum Quarterly Distribution in respect of such quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such quarter.

  Contribution Agreement: The Purchase & Sale and Contribution & Conveyance
Agreement dated as of       among the Partnership, the Operating Partnership,
the General Partner, Basis, Howell and certain subsidiaries of Howell, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

  Current Market Price: A 20-day average of the closing prices on the NYSE immediately prior to the call date.

  Delaware Act: The Delaware Revised Uniform Limited Partnership Act, 6 Del C. 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

  EBITDA: Earnings (net income) before interest expense, income taxes, depreciation and amortization and minority interests (if applicable). As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity or ability to service debt obligations.


  Effective Date: December   , 1996.

  General Partner: Genesis Energy, L.L.C., a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership and the Operating Partnership.

  Gross Margin: For gathering and marketing operations, the difference between the price of crude oil where it is purchased and the sales price of crude oil where it is sold, minus the associated costs of aggregation and transportation; for pipeline operations, pipeline revenues minus pipeline costs.

  Howell Crude Operations: The crude oil marketing, gathering and transportation operations of Howell historically conducted through wholly owned subsidiaries.

  Incentive Compensation Payments: Incentive compensation payments paid to the General Partner as compensation for providing management and other services to the Partnership in the event the Target Distribution Levels have been reached.


  Incentive Plan: The Genesis Incentive Plan.

  Initial Common Units: The Common Units sold in the Offering.

  Initial Unit Price: The initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the outside front cover page of this Prospectus.

  Interim Capital Transactions: The following transactions if they occur prior to liquidation: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group; (b) sales of equity interests by any member of the Partnership Group (other than sales of APIs); and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including receivables and accounts in the ordinary course of business and (iii) sales or other dispositions of assets as a part of normal retirements or replacements.



  Minimum Quarterly Distribution: $0.50 per Unit per quarter (or with respect to the quarter ending on March 31, 1997, the product of $0.50 multiplied by the sum of (a) 1.00 and (b) a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on December 31, 1996, and of which the denominator is 92), subject to adjustment in accordance with the Partnership Agreement as described in "Cash Distribution Policy--Distributions from Capital Surplus" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  OLP Unit: Common OLP Unit or a Subordinated OLP Unit.

  Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the general partners, Incentive Compensation Payments, debt service payments, guarantee fees and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Operating General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the Operating General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  Operating Partnership: Genesis Crude Oil, L.P., a Delaware limited partnership, and any successors thereto.

  Operating Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the form of which is included in this Prospectus as Appendix B), as it may be amended, supplemented or restated from time to time.

  Operating Surplus: With respect to any period ending prior to liquidation, on a cumulative basis and without duplication:

    (a) the sum of (i) $20 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date,
  (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 of the Operating Partnership Agreement) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes and purchases of APIs, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines.

  Notwithstanding the foregoing, "Operating Surplus" with respect to the quarter in which liquidation occurs and any subsequent quarter shall equal zero.

  Opinion of Counsel: A written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of their affiliates) acceptable to the General Partner in its reasonable discretion.

  Partnership: Genesis Energy, L.P., a Delaware limited partnership, and any successors thereto.

  Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership (the form of which is included in this Prospectus as Appendix A), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

  Partnership Interest: An ownership interest in the Partnership, which shall include general partner interests, Common Units or other equity securities of the Partnership, or combination thereof or interest therein, as the case may be.

  Partnership Group: The Partnership, the Operating Partnership and any other subsidiary of the Partnership, treated as a single consolidated entity.

  Subordinated OLP Unit: A Unit representing a fractional part of the partnership interests of all limited partners of the Operating Partnership and their assignees (other than holders of APIs) and having the rights and obligations specified with respect to "Subordinated Units" in the Operating Partnership Agreement.

  Subordination Period: The period commencing on the Closing Date and ending on the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated OLP Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all outstanding Common Units and Subordinated OLP Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units and the related distribution on the General Partner's 2% general partner interest during such periods, and (iii) there are no outstanding Common Unit Arrearages.

  Support Period Termination Date: The earlier to occur of (a) the first day after the date on which Available Cash is distributed with respect to the quarter ending December 31, 2001 and (b) the first day of any quarter beginning after December 31, 1999 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and Subordinated OLP Units with respect to the four-quarter period immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such period, (ii) the Adjusted Operating Surplus generated during the four-quarter period immediately preceding such date equaled or exceeded 133% of the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated OLP Units during such period and (iii) there are no outstanding Cumulative Common Unit Arrearages.

  Target Distribution Levels: The distribution levels at which the General Partner's Incentive Compensation Payments are determined as described in "Management--Incentive Compensation Payments to the General Partner."

  Transfer Agent: American Stock Transfer & Trust Company or such bank, trust company or other person (including the General Partner or one of its affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units.

  Transfer Application: The application which all purchasers of Common Units in this offering and purchasers of Common Units in the open market who wish to become Common Unitholders of record must deliver before the transfer of such Common Units will be registered and before cash distributions and federal income tax allocations will be made to the transferee. A form of Transfer Application is included in this Prospectus as Appendix C.

  Unitholders: Holders of Units.

  Units: The Common Units and the OLP Units, collectively.

  Unrecovered Capital: At any time, with respect to (a) a Common Unit, the Initial Unit Price, less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units and (b) an API, the excess of (i) the cash amount contributed to the Operating Partnership in exchange for such API over (ii) any amounts previously distributed toward the redemption of such API pursuant to the Operating Partnership Agreement.

                                  APPENDIX E

                PRO FORMA CASH AVAILABLE FOR DISTRIBUTION
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                  TWELVE MONTHS
                                                      YEAR ENDED      ENDED
                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1995         1996
                                                     ------------ -------------
Pro forma net income(a).............................   $14,711       $14,870
Add:  Pro forma depreciation and amortization.......    10,146         7,170
      Pro forma minority interest in the Operating
      Partnership...................................     6,434         6,504
                                                       -------       -------
   Pro forma EBITDA(b)..............................    31,291        28,544
Less: Pro forma interest expense....................       --            --
      Pro forma capital expenditures--maintenance
      (c)(d)........................................       650           712
                                                       -------       -------
Pro forma Cash Available for Distribution (e).......   $30,641       $27,832
                                                       =======       =======

--------

(a) Net income has not been reduced for any amount that might have been paid under the Incentive Plan, as the determination of the amounts payable thereunder will be at the discretion of the Compensation Committee. Incentive payments will not be made under the Incentive Plan unless the Minimum Quarterly Distribution has been distributed to all Unitholders for such year.

(b) EBITDA is defined as earnings (net income) before interest expense, income taxes, depreciation and amortization and minority interests.

(c) Amounts determined by combining actual amounts for Combined Operations maintenance capital expenditures. Excludes capital expenditures on the three principal pipelines prior to their acquisition on March 31, 1995 incurred by the prior owner.

(d) The Partnership estimates future maintenance capital expenditures to be approximately $3.0 million per year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(e) The pro forma adjustments in the pro forma consolidated financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of pro forma Cash Available for Distribution shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ANY OF THE UNDERWRITERS. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON UNITS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITA-TION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    5
Risk Factors..............................................................   30
The Transactions..........................................................   47
Credit Support Facilities.................................................   47
Use of Proceeds...........................................................   49
Capitalization............................................................   50
Dilution..................................................................   51
Cash Distribution Policy..................................................   52
Certain Information Concerning Salomon Inc................................   62
Selected Pro Forma Financial and Operating Data...........................   64
Selected Historical Financial and Operating Data..........................   65
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   67
Business..................................................................   80
Management................................................................  103
Certain Relationships and Related Transactions............................  108
Conflicts of Interest and Fiduciary Responsibilities......................  112
Description of the Common Units...........................................  116
The Partnership Agreement.................................................  119
Units Eligible for Future Sale............................................  130
Tax Considerations........................................................  131
Investment in the Partnership by Employee Benefit Plans...................  151
Underwriting..............................................................  152
Validity of the Common Units..............................................  154
Experts...................................................................  154
Available Information.....................................................  155
Index to Financial Statements.............................................  F-1
Partnership Agreement.....................................................  A-1
Operating Partnership Agreement...........................................  B-1
Transfer Application......................................................  C-1
Glossary..................................................................  D-1
Pro Forma Cash Available for Distribution.................................  E-1

UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON UNITS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

7,500,000 COMMON UNITS

GENESIS ENERGY, L.P.


REPRESENTING LIMITED
PARTNER INTERESTS


[LOGO OF GENESIS ENERGY APPEARS HERE]


SALOMON BROTHERS INC

SMITH BARNEY INC.

DEAN WITTER REYNOLDS INC.

PAINEWEBBER INCORPORATED

PRUDENTIAL SECURITIES INCORPORATED

PROSPECTUS

DATED       , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

      Securities and Exchange Commission registration fee.............. $68,287
      NASD filing fee..................................................  20,303
      NYSE listing fee.................................................    *
      Printing and engraving expenses..................................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Blue Sky fees and expenses.......................................    *
      Transfer agent fees and expenses.................................    *
      Miscellaneous expenses...........................................    *
                                                                        -------
        Total.......................................................... $  *
                                                                        =======

--------
* To be furnished by amendment.

ITEM 14 INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Section of the Prospectus entitled "The Partnership Agreement-- Indemnification" is incorporated herein by this reference.

  Reference is made to Section 8 of the Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement.

  Subject to any terms, conditions or restrictions set forth in the Partnership Agreements, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15 RECENT SALES OF UNREGISTERED SECURITIES

  There has been no sale of securities of the Partnership within the past three years.

ITEM 16 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  a. Exhibits:

   1.1 --Form of Underwriting Agreement
 **3.1 --Certificate of Limited Partnership of Genesis Energy, L.P. ("Genesis")
 **3.2 --Form of Agreement of Limited Partnership of Genesis (included as
         Appendix A to the Prospectus)
 **3.3 --Certificate of Limited Partnership of Genesis Crude Oil, L.P. (the
         "Operating Partnership")
 **3.4 --Form of Agreement of Limited Partnership of the Operating Partnership
         (included as Appendix B to the Prospectus)
   5.1 --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
 **8.1 --Opinion of Andrews & Kurth L.L.P. relating to tax matters
  10.1 --Form of Purchase & Sale and Contribution & Conveyance Agreement dated
         as of      , 1996 among Basis Petroleum, Inc. ("Basis"), Howell
         Corporation ("Howell"), certain subsidiaries of Howell, Genesis, the
         Operating Partnership and Genesis Energy, L.L.C.

   10.2 --Form of Distribution Support Agreement among Salomon Inc and the
          Operating Partnership
   10.3 --Form of Master Credit Support Agreement among Salomon Inc, Basis and the Operating Partnership
   10.4 --Form of Redemption and Registration Rights Agreement among Basis,
          Howell, certain Howell subsidiaries, the Operating Partnership and Genesis
   10.5 --Form of Corporate Services Agreement between Basis and Genesis
   10.6 --Restricted Unit Plan
   10.7 --Incentive Plan
   10.8 --Form of Employment Agreement between Genesis Energy, L.L.C. and certain executive officers
 **15.1 --Letter of Arthur Andersen LLP
   21.1 --List of Subsidiaries
 **23.1 --Consent of Arthur Andersen LLP
 **23.2 --Consent of Deloitte & Touche llp
 **23.3 --Consent of Price Waterhouse LLP
 **23.4 --Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1 and
          Exhibit 8.1)
  *24.1 --Powers of Attorney (included on signature page)
 **27.1 --Financial Data Schedule

--------
 * Previously filed.
** Filed herewith.

  b. Financial Statement Schedules

  All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17 UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

    For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON NOVEMBER 15, 1996.

                                          GENESIS ENERGY, L.P.

                                          By: Genesis Energy, L.L.C.
                                              as General Partner

                                              /s/ Allyn R. Skelton, II
                                          By:__________________________________
                                             Allyn R. Skelton, II
                                             Chief Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF NOVEMBER 15, 1996.

             SIGNATURE                           TITLE
             ---------                           -----
         Jeffrey R. Serra*           Chairman of the Board of
____________________________________ Directors
          Jeffrey R. Serra

          John P. vonBerg*           President and Director
____________________________________ (Principal Executive
          John P. vonBerg            Officer)

          Mark J. Gorman*            Executive Vice President and
____________________________________ Director
           Mark J. Gorman

    /s/  Allyn R. Skelton, II        Chief Financial Officer
____________________________________ (Principal Financial and
        Allyn R. Skelton, II         Accounting Officer)

          Ronald E. Hall*            Director
____________________________________
           Ronald E. Hall

          Paul N. Howell*            Director
____________________________________
           Paul N. Howell

         Thomas W. Jasper*           Director
____________________________________
          Thomas W. Jasper

*By:  /s/  Allyn R. Skelton,
________________________________
   Allyn R. Skelton, II
   Attorney-in-fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                            PAGES
 -------                       -----------                         ------------
    1.1  --Form of Underwriting Agreement
  **3.1  --Certificate of Limited Partnership of Genesis Energy,
           L.P. ("Genesis")
  **3.2  --Form of Agreement of Limited Partnership of Genesis
           (included as Appendix A to the Prospectus)
  **3.3  --Certificate of Limited Partnership of Genesis Crude
           Oil, L.P. (the "Operating Partnership")
  **3.4  --Form of Agreement of Limited Partnership of the
           Operating Partnership (included as Appendix B to the
           Prospectus)
    5.1  --Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
  **8.1  --Opinion of Andrews & Kurth L.L.P. relating to tax matters
   10.1  --Form of Purchase & Sale and Contribution & Conveyance
           Agreement dated as of      , 1996 among Basis
           Petroleum, Inc. ("Basis"), Howell Corporation
           ("Howell"), certain subsidiaries of Howell, Genesis,
           the Operating Partnership and Genesis Energy, L.L.C.
   10.2  --Form of Distribution Support Agreement among Salomon
           Inc and the Operating Partnership
   10.3  --Form of Master Credit Support Agreement among Salomon
           Inc, Basis and the Operating Partnership
   10.4  --Form of Redemption and Registration Rights Agreement
           among Basis, Howell, certain Howell subsidiaries, the
           Operating Partnership and Genesis
   10.5  --Form of Corporate Services Agreement between Basis and Genesis
   10.6  --Restricted Unit Plan
   10.7  --Incentive Plan
   10.8  --Form of Employment Agreement between Genesis Energy,
           L.L.C. and certain executive officers
 **15.1  --Letter of Arthur Andersen LLP
   21.1  --List of Subsidiaries
 **23.1  --Consent of Arthur Andersen LLP
 **23.2  --Consent of Deloitte & Touche llp
 **23.3  --Consent of Price Waterhouse LLP
 **23.4  --Consent of Andrews & Kurth L.L.P. (included in
           Exhibit 5.1 and Exhibit 8.1)
  *24.1  --Powers of Attorney (included on signature page)
 **27.1  --Financial Data Schedule

--------
 * Previously filed.
** Filed herewith.